Exhibit 99.2

Fort Knox Mine
Fairbanks North Star Borough, Alaska, USA
National Instrument 43-101 Technical Report

Prepared for:
Kinross Gold Corporation

Prepared by:
John Sims, AIPG Certified Professional Geologist

Effective Date: March 31, 2015

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

TOC i

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

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Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

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Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

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Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 17-2: Fort Knox 2014 Processing Material Consumption	102
Table 20-1: Key Operating Permits and Environmental Assessments	116
Table 21-1: Fort Knox Capital Cost Summary (US$ x 1,000)	125
Table 21-2: Fort Knox Operating Cost Summary (US$ x 1,000)	125

TOC v

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

1	SUMMARY

1.1	Executive Summary

Kinross Gold Corporation (Kinross) has prepared a Technical Report for the wholly-owned and operated Fort Knox mine (Fort Knox) and Gil project (Gil), located in Fairbanks North Star Borough, Alaska. Fairbanks Gold Mining Inc. (FGMI) is Kinross’ operating entity for Fort Knox and Gil. The Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has an effective date of March 31, 2015. Kinross will be using this Technical Report to support disclosure of mineral resources and mineral reserves at Fort Knox and mineral resources at Gil.

1.2	Technical Summary

Kinross’ Fort Knox property includes the Fort Knox open pit mine, mill, tailings storage facility, heap leach facility, the Gil project, and the True North open pit mine (which is under post-closure monitoring). In general, “Fort Knox” in this report refers specifically to the Fort Knox open pit operation or deposit, whereas “Fort Knox property” refers to the broader land package and assets listed previously. Mineral resources for the Fort Knox and Gil deposits are discussed and reported separately.

1.2.1	Property Description and Location

Fort Knox is located 42 km by road northeast of the city of Fairbanks, in Alaska, United States of America. Kinross’ mining and exploration properties are located within the Fairbanks mining district, a northeast trending belt of lode and placer gold deposits that compose one of the largest gold producing areas in the state of Alaska.

The Fort Knox property includes the Fort Knox open pit mine, mill, heap leach, tailings storage facility, True North open pit and the Gil property, and encompasses 30,917 ha. FGMI controls a large and diverse group of properties that comprise its mineral holdings in the Fairbanks Mining District. These properties include State of Alaska mining claims, patented and unpatented Federal lode and placer mining claims, and private land. Some of the claims are owned outright, while others are controlled through leases. Mineral reserves at the Fort Knox mine are situated on 505 ha (1,248 ac) of land that are covered by a State of Alaska Millsite Lease and the Fort Knox Upland Mining Lease.

The State of Alaska Upland Lease carries a 3% production royalty, based on net income and recovery of initial capital investment. Mineral production from State mining claims is subject to a mine license tax, following a three year grace period after production commences. There has been no production from State claims situated outside the boundaries of the Upland Lease at the Fort Knox mine.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

All requisite permits have been obtained for mining of the existing Fort Knox open pit mine and are in good standing in all material respects. Current expansion projects for waste rock and heap leach were approved by the necessary agencies in 2014.

1.2.2	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Fort Knox mine is situated close to the city of Fairbanks, which is a major population, service, and supply centre for the interior region of Alaska. Fairbanks is the second largest city in Alaska, with an estimated population of approximately 32,000 residents and a further 68,000 residents within the Fairbanks North Star Borough. Services and supplies to support the local and regional needs, along with the mining and processing operations of Kinross, are available in Fairbanks. Fairbanks is served by major airlines and the Alaska Railroad, and is connected to Anchorage and Whitehorse, Canada by a series of well-maintained paved highways.

Access to the Fort Knox mine from Fairbanks is by 34 km of paved highway and 8 km of unpaved road. The True North mine is located 18 km west of Fort Knox and is accessible by an unpaved road.

The Fairbanks area has a continental sub-arctic climate, with long cold winters and short summers. The Fort Knox mine operates 365 days/year; weather conditions, such as temperature inversions or slippery road surfaces, will typically negatively impact production in the open pit for only portions of a few shifts annually.

The topography of the region comprises low hills and broad valleys occupied by meandering streams, with elevation ranges from 150 to 1,000 m. In the predominantly forested region, vegetation varies by soil-type and includes spruce, birch and willow trees, various shrubs, grasses, and mosses. Permafrost is discontinuous throughout the project area.

1.2.3	History

An Italian prospector named Felix Pedro discovered gold in the Fairbanks mining district in 1902. Between 1902 and 1993, more than 8 Moz of predominately placer gold were mined in the district. In 1984, a geologist discovered visible gold in granite-hosted quartz veins on the Fort Knox property. Between 1987 and 1991, a number of companies conducted extensive exploration work on the Fort Knox, True North, and Gil properties. In 1992, Amax Gold Inc. (now Kinross) acquired ownership of Fort Knox. Construction of the Fort Knox mine and mill operations began in 1995 and was completed in 1997. Commercial production at Fort Knox was achieved on March 1, 1997. In 2008, Kinross commenced construction of a heap leach processing facility, which was commissioned in 2009.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

In 1991, Amax Gold Inc. entered into a joint venture agreement with Teryl Resources Corp. to explore the Gil property. In 2011, Kinross acquired Teryl’s remaining interest in the Gil property.

Kinross acquired ownership of the True North property in 1999 as a result of the acquisition of La Teko Resources and from acquiring Newmont’s 65% interest in the property.

1.2.4	Geological Setting and Mineralization

The Fort Knox property is located in the Fairbanks mining district, a southwest–northeast trending belt of lode and placer gold deposits. The Fairbanks district is situated in the northwestern part of the Yukon-Tanana Upland, and is underlain by Precambrian to upper Paleozoic poly-metamorphic rocks of the Yukon-Tanana Terrane (YTT). The region has undergone at least two periods of dynamo-thermal metamorphism, which included an early prograde amphibolite event, followed by a retrograde, greenschist facies event.

The Proterozoic to lower Paleozoic Fairbanks Schist is the dominant lithology in the district, which is composed mainly of quartz-muscovite schist and amphibolite. The Cleary Sequence, which consists of dominantly bimodal meta-rhyolite and meta-basalt with actinolite schist is intercalated with the Fairbanks Schist. In the northern part of the district, there are metamorphosed rocks of the Chatanika terrane.

The Fort Knox deposit is hosted by a west-northwest trending, late-Cretaceous granitic complex, the Fort Knox Pluton, which intruded the Fairbanks Schist. The surface exposure of the intrusive body is approximately 1,100 m east-west and 600 m north-south and it has been subdivided into three mappable phases based on textural differences. The pluton is offset by two northeast structures, which display left-lateral strike slip movement. These structures, the Monte-Cristo Fault and Melba Fault, are regional in extent and offset the Gilmore Dome Pluton south of Fort Knox.

Gold-bismuth-tellurium mineralization is restricted to the Fort Knox Pluton and is strongly structurally controlled. Gold occurs within and along margins of pegmatite veins, quartz veins and veinlets, within shear zones, and along fractures within the granite. The stockwork veins strike predominantly east and dip randomly. Shear zones generally strike northwest and dip moderately to the southwest.

Brittle deformation in the Gil area is related to contact metamorphism and the regional amphibolite/greenschist events. At least three penetrative phases of deformation are recognized at Gil. As a result, large-scale asymmetric folds and faults are present and trend northeast with variable dip. The most laterally extensive of these faults are the regional-scale, oblique faults that occur throughout the YTT. The oldest fault surfaces are low-angle reverse faults, sub-parallel to the principal fold axes, and often form the

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

contacts between lithologies. Conjugate to the northeast-striking faults are numerous northwest-striking faults that dip steeply to the southwest or vertically.

Gold mineralization at Gil is primarily hosted in joints, quartz veins, and shears which crosscut diverse, polydeformed metamorphic rocks, consisting of quartz-muscovite schist, quartzite, calc-schist, calc-silicate (biotite-pyroxene-amphibole-quartz-calcite

1.2.5	Exploration

Exploration has been undertaken by FGMI, and standard exploration procedures have been used at Fort Knox and Gil including reconnaissance and detailed geologic mapping, soil and rock chip sampling, and trenching based on soil anomalies.

1.2.6	Drilling

The Fort Knox deposit has been defined by a total of 1,421 drillholes (489 diamond core holes, 792 reverse circulation (RC) holes, and 140 geotechnical and dewatering holes) totalling 338,515 m. The Gil deposit has been defined by a total of 738 drillholes (comprising 581 RC, 154 diamond, and 25 rotary holes) totalling 73,876 m.

Core diameter size has been predominantly HQ3 (61.1 mm) since 2012, and was HQ (63.5 mm) in 2011, PQ3 (83.1 mm) from 1998-2010, and PQ (85.0 mm) prior to 1998. Since 2011, FGMI has used a triple tube recovery system to minimize fines loss. RC holes completed by FGMI typically have a diameter of 139.7 mm.

1.2.7	Sample Collection, Preparation, Analyses, and Security

Both core and RC samples are taken on 1.52 m (5 ft) intervals. Samples are stored in a area with controlled access inside or near the secure core logging facility prior to being shipped to an independent laboratory, currently ALS Minerals in Vancouver, B.C., Canada.

FGMI’s Quality Control and Quality Assurance (QA/QC) program is designed to ensure the accuracy and integrity of the data. The analytical quality control program includes the submission of blank, certified reference material (CRM), and duplicate samples as well as umpire check assaying.

The results of all submitted control samples are carefully monitored, and FGMI’s technical staff investigates any samples falling outside of the permitted values, with the batch re-ran if necessary. Annual analytical quality control reviews are prepared by site geologists.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

1.2.8	Data Verification

A number of verification checks have been performed on data collected from both Fort Knox and Gil, either in support of technical reports or resource models, or as part of FGMI’s internal validation process. These include external audits of Fort Knox by SRK in 2014, and by RPA in 2011 and 2008. The Gil database was subject to an internal database audit in 2013.

1.2.9	Mineral Processing and Metallurgical Testing

Higher grade ore is treated in the mill to recover gold. Metallurgical testing for mill design was conducted by the previous owners of the property. The mill at Fort Knox uses the conventional processes of fine grinding in semi-autogenous and ball mills, gravity concentration and cyanide leaching, followed by gold adsorption on carbon and carbon stripping. An average milling rate of above 36,000 t/d has been maintained since attaining commercial production in 1997. The ore is free milling and historically has come from a single style of mineralization, yielding consistent recovery which is related to mill feed grade. During recent years typical recovery has been in the order of 81%.

True North ore contained a higher level of suphides than Fort Knox ore, and required enhanced reagent additions to maximize recovery.

Lower grade ore from the Fort Knox mine is processed by heap leaching to extract gold. The design of the heap leach facility was based on projected heap leach recoveries obtained in laboratory testing of eight bulk samples which were representative of the material to be leached. Gold recoveries from the run-of-mine (ROM) feeds ranged from 28% to 93%. Average gold recovery was 61.2% with an average of 224 days of leaching and rinsing. These tests allowed a recovery relationship to be developed. At the conclusion of the heap leach operation the cumulative recovery from all tonnes placed is estimated to be approximately 65% of the contained gold.

Projected heap leach recoveries for Gil are based on laboratory testing of six column tests from FGMI and three column tests conducted by a commercial testing laboratory. Gold recovery in the tests was shown to be related to the solution:ore ratio and leaching time, such that after irrigation with 2.6 tonnes solution per tonne of ore, an average recovery of 70% was projected. Cyanide consumption is also related to the irrigation rate and time.

1.2.10	Mineral Resource Estimate

Mineral Resources for Fort Knox (Table 1-1) and Gil (Table 1-2) are reported exclusive of mineral reserves within a US$1,400/oz gold price pit shell, but outside of the Life of

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Mine US$1,200/oz gold price pit. Mineral resources are reported at a cutoff grade of 0.16 g/t gold for Fort Knox and 0.21 g/t for Gil.

Table 1-1: Fort Knox Mineral Resource Estimate Effective December 31, 2014

Classification	Tonnes (000’s)	Au Grade (g/t)	Au Ounces (000’s)
Measured	8,416.2	0.41	109.6
Indicated	67,521.3	0.37	802.6
TOTAL	75,937.5	0.37	912.2
Inferred	9,474.1	0.41	126.3
Notes:
1. Mineral Resources are exclusive of Mineral Reserves.
2. Mineral Resources are estimated according to CIM Definitions.
3. Mineral Resources are estimated at a cutoff grade of 0.16 g/t Au based on a gold price of US$1,400/oz.

Table 1-2: Gil Mineral Resource Estimate Effective December 31, 2014

Classification	Tonnes (000’s)	Au Grade (g/t)	Au Ounces (000’s)
Measured	-	-	-
Indicated	29,515.8	0.56	532.7
TOTAL	29,515.8	0.56	532.7
Inferred	4,026	0.49	62.8
Notes:
1. Mineral Resources are exclusive of Mineral Reserves.
2. Mineral Resources are estimated according to CIM Definitions.
3. Mineral Resources are estimated at a cutoff grade of 0.21 g/t Au based on a gold price of US$1,400/oz.

1.2.11	Mineral Reserve Estimate

The Proven and Probable Mineral Reserves as of December 31, 2014 are estimated to be 163.8 Mt at 0.46 g/t Au and containing 2,398,400 oz Au (Table 1-3). Mineral reserves are reported for Fort Knox only; there are currently no reserves for Gil.

Table 1-3: Fort Knox Mineral Resource Estimate Effective December 31, 2014

Classification	Tonnes (000’s)	Au Grade (g/t)	Au (000 ounces)
Proven	24,003.5	0.56	435.2
Stockpiles	43,851.8	0.31	436.7
Subtotal	67,855.3	0.40	871.9
Probable	95,988.5	0.49	1,526.5
TOTAL	163,843.8	0.46	2,398.4
Notes:
1. Mineral Resources are estimated according to CIM Definitions.
2. The cutoff grades are based on a gold price of US$1,200/oz.
3. Proven Reserve contains stockpiles.
4. Mineral Reserves are reported to a cutoff grade of 0.35g/t Au for A-ore (mill), 0.29g/t for B-ore (stockpile), and 0.19 g/t for C-ore (leach).

1.2.12	Mining Methods

Mining at Fort Knox is by conventional truck-shovel open pit methods with loading and hauling rates of up to 92 Mt/a. Material moved consists of ore and waste mined from

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

the pit plus ore and waste rehandling. Higher grade ore is processed in a CIP mill, typically at a rate of approximately 13.2 Mt/a. Up to 30 Mt/a of lower grade run-of-mine (i.e., uncrushed) ore is processed at a heap leach facility commissioned in 2009. Standard drilling and blasting techniques are used, and the blast holes are sampled and assayed for production grade control purposes. Within the mineralized granite, above cutoff mineralization is grouped by cutoff grade into three ore types; A ore (mill feed); B ore (transition – mill feed or heap leach depending on mill demands); and C ore (heap leach material).

1.2.13	Recovery Methods

Fort Knox operates two ore processing lines: a mill operation consisting of crushing, grinding, agitated cyanide leaching, and a carbon-in-pulp (CIP) circuit; and a run-of-mine valley-fill cyanide heap leaching operation where gold is recovered using two parallel carbon-in-column (CIC) circuits. Gold is recovered from solution by electrowinning and poured into doré bars at the in the mill refinery.

Higher grade ore from the Fort Knox mine is processed in the CIP mill, which is located near the Fort Knox open pit. The mill processes ore 24 hours per day, 365 days per year at a nominal capacity of 36,287 t/d (40,000 stpd) of fresh feed. The mill includes of a primary crusher, a conventional semi-autogenous mill and 2 ball mills operating in closed circuit with hydrocyclones to control grind size, gravity concentrators to recover coarse gold, cyanide tank leaching, recovery of gold on activated carbon in the CIP circuit, and a carbon elution and carbon regeneration circuit.

The Fort Knox mill facility was constructed in 1995, the first doré produced in December 1996 and commercial production achieved in March 1997. Gold recoveries at the Fort Knox CIP mill have historically ranged between 78- 90% since production began in 1996. The mill is expected to produce 58.9% of the 2015 metal plan.

Lower grade ore from the Fort Knox mine is processed at the Walter Creek heap leach facility, a valley-fill heap leach which has been operational since 2009. Run-of-mine ore from the pit and existing stockpiles is dumped with the addition of lime, onto leach cells in 15 m lifts. Material is dumped during nine months per year to avoid the coldest period, however irrigation of the heap is maintained year-round using buried piping and dripper systems.

In the heap leach operation, irrigation of the heap with cyanide solution extracts gold from the ore into solution. The solution is captured within the 416 ML heap reservoir, and is pumped at a fixed rate to the mill to be processed in two parallel carbon-in-column (CIC) circuits with a combined capacity of 61,000 L/m (16,000 gpm). Gold is extracted to activated carbon and periodically stripped and refined to gold bars.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

The gold recovery from the heap leach ore was 49.9% to date at the end of December 2014 and is predicted to be 65% at the conclusion of the operation. The Walter Creek heap leach facility will produce 41.1% of the total metal plan for 2015.

1.2.14	Project Infrastructure

The private Fish Creek Road provides access to the property from the state highway. The major pipelines on the site are for dewatering, freshwater, heap leach, decant, and seepage reclaim.

Three waste dumps are located adjacent to the pit; the Barnes Creek, Yellow Pup, and Fish Creek waste dumps. There are typically stockpiles for all ore types (A, B, and C ore). The Walter Creek heap leach pad is located in the upper end of the Walter Creek drainage, immediately upstream of the tailings storage facility (TSF).

The permitted area of the TSF encompasses approximately 630 ha (1,556 ac). The TSF dam is approximately 1,338 m long and 107 m tall at the crest. It impounds all of the tailings generated by the mill. The TSF and the mill form a closed system for process water. Water used in the mill is pumped from the decant pond and process water which has had the cyanide level reduced to low levels is returned to the decant pond in the tailings slurry.

The fresh water supply reservoir provides make-up water to the Mill and Barge Pond and is located on Fish Creek approximately 5 km below the tailings impoundment and encompasses approximately 70 ha (173 ac).

The Fort Knox monthly electrical power requirement ranges between 32 and 35 Mw, and is supplied by a powerline extending from the Golden Valley Electric Association substation at Gold Hill to Fort Knox site, a distance of approximately 47 km.

Buildings on site include the mill complex, administration and security building, maintenance facility and warehouse, and primary crusher and control office.

1.2.15	Environmental Studies, Permitting, and Social or Community Impact

Fort Knox operates in material compliance with applicable environmental laws and regulations and with Kinross’ policies on environment, health and safety. There are no known material environmental concerns at Fort Knox. A comprehensive Environmental, Health, and Safety System is in place and comprises 18 environmental management plans to manage, monitor, and maintain process components site wide.

The Tailings Storage Facility (TSF) is designed and operated according to the Guidelines for Cooperation with the Alaska Dam Safety Program. The Tailings Dam Operation and Maintenance Manual has been developed to include these guidelines, along with the Alaska Department of Environmental Conservation’s monitoring

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

requirements. The Tailings Dam Operation and Maintenance Manual is subject to a rigorous review and audit process and is updated on an annual basis.

Various inspections and reviews of the TSF are carried out including: routine, extraordinary, and periodic inspections; quarterly instrumentation reviews; annual dam inspections; internal triennial third-party dam reviews; construction completion reports; failure modes and effects analysis; engineered risk assessment; and dam break analysis.

Kinross estimates the net present value of future cash outflows for site restoration costs at Fort Knox and True North under International Financial Reporting Standards (“IFRS”), International Accounting Standard 37 (“IAS 37”) and International Financial Reporting Interpretation Committee 1 (“IFRIC 1”) for the year ended December 31, 2014, at approximately US$67.6 million. Kinross currently has posted approximately US$99.2 million of letters of credit to various regulatory agencies in connection with its closure obligations at Fort Knox and True North.

1.2.16	Capital and Operating Costs

Life-of-mine (LOM) sustaining capital is estimated to be US$325 million for the period 2015 to 2019 (Table 1-4).

Table 1-4: Fort Knox Capital Cost Summary (US$ x 1,000)

Capital Cost	Equipment/ Infrastructure	Mine Development	Other	Total
Underground	-	-	-	-
Surface	69,316	150,792	-	220,108
Processing	103,678	-	-	103,678
Other	1,000	-	-	1,000
Total	173,993	150,792	-	324,785

Operating costs are tracked and well understood. Total LOM operating costs and 2015 target cost per tonne are summarized in Table 1-5.

Table 1-5: Fort Knox Operating Cost Summary (US$ x 1,000)

Operating Costs	US$ LOM	2015 Cost (US$)/ Tonne Processed
Surface (incl. Stripping)	882,181	4.817
Processing	381,384	2.634
G&A	158,043	1.166
Other	56,885	0.000
Total	1,478,494	8.618

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

1.2.17	Economic Analysis

Under NI 43-101 rules, a producing issuer may exclude the information required for Item 22 – Economic Analysis on properties currently in production, unless the Technical Report prepared by the issuer includes a material expansion of current production. Kinross is a producing issuer, the Fort Knox mine is currently in production, and a material expansion is not included in the current LOM plans. Kinross has carried out an economic analysis of Fort Knox using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

1.2.18	Conclusions

■
Mineral Resource estimates have been prepared using acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources conform to Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves dated November 27, 2010.

■	The Mineral Reserve estimates have been prepared using acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM Definition Standards.

■
Protocols for drilling, sampling, analysis, security, and database management meet industry accepted practices. The drillhole databases were verified and are reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

■
Kinross is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other modifying factors which could materially affect the open pit mineral resource estimates.

■	The EOY 2014 Measured and Indicated Mineral Resources for Fort Knox, exclusive of Mineral Reserves, total 75.9 Mt at 0.37 g/t Au and contain 912,200 oz Au.

■	The EOY 2014 Inferred Mineral Resources for Fort Knox total 9.5 Mt at 0.41 g/t Au and contain 126,300 oz Au. The resource estimate gold cutoff grade is 0.16 g/t.

■
The EOY 2014 Measured and Indicated Mineral Resources for Gil, exclusive of Mineral Reserves, total 29.5 Mt at 0.56 g/t Au and contain 532,700 oz Au. The EOY 2014 Inferred Mineral Resources for Gil total 4.0 Mt at 0.49 g/t Au and contain 62,800 oz Au. The Gil resource estimate gold cutoff grade is 0.21 g/t.

■
The EOY 2014 open pit Proven and Probable Reserves for Fort Knox, including existing stockpiles scheduled for processing, are estimated to be 163.8 Mt at 0.46 g/t Au, containing 2.4 Moz Au. The reserve cutoff grades range

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

from 0.19 g/t Au for C (processed in heap leach) ore to 0.35 g/t Au for A ore (processed in mill).

■	Recovery and cost estimates are based on actual operating data and engineering estimates.

■
Economic analysis of the Fort Knox Life-of-Mine (LOM) plan generates a positive cash flow and meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

■
Fort Knox operates two ore processing lines: a mill operation consisting of crushing, grinding, agitated leaching, and a carbon-in-pulp (CIP) circuit; and a run-of-mine valley-fill cyanide heap leaching operation, processed through two parallel carbon-in-column (CIC) circuits.

■
FGMI is constantly seeking excellence in its occupational health and safety, environmental and social responsibility system. Kinross is signatory to the Cyanide Code, and Fort Knox is certified under The Code. A comprehensive Environmental, Health, and Safety System (EHSS) comprises 18 environmental management plans to manage, monitor, and maintain process components site wide.

■
The Tailings Storage Facility is designed and operated according to the Guidelines for Cooperation with the Alaska Dam Safety Program and the Alaska Department of Environmental Conservation’s monitoring requirements. Rigorous inspection, monitoring and review programs are in place.

■	All requisite permits have been obtained for mining and continued development of the existing Fort Knox open pit mine and are in good standing in all material respects.

1.2.19	Recommendations

There are no recommendations at this time as Fort Knox is a fully operational mine.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

2	INTRODUCTION

Kinross Gold Corporation (Kinross) has prepared a Technical Report for the wholly-owned and operated Fort Knox mine (Fort Knox) and Gil project (Gil), located in Fairbanks North Star Borough, Alaska, United States of America. Fairbanks Gold Mining Inc. (FGMI) is Kinross’ operating entity for Fort Knox and Gil. The Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has an effective date of March 31, 2015. Kinross will be using this Technical Report to support disclosure of mineral resources and mineral reserves at Fort Knox and mineral resources at Gil.

All measurement units used in this Technical Report are metric unless stated otherwise, and currency is expressed in US dollars. Metric tonnes and short tons are represented by the abbreviations “t” and “st”, respectfully. All other abbreviations that reference tonnes or tons follow this convention, with the exception of “opt” which maintains its common industry meaning of ounces per short ton. For a full list of abbreviations see section 2.4.

Information used to support this Technical Report has been derived from the reports and documents listed in the References section of this Technical Report.

The use of the terms “we”, “us”, “our”, or “Kinross” in this Technical Report refer to Kinross Gold Corporation.

Figure 2-1: Fort Knox Mine Location

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

2.1	Qualified Persons

The Qualified Person (QP) for this Technical Report is John Sims, AIPG Certified Professional Geologist.

Mr. Sims visited the site most recently in May, 2014. During the site visit, Mr. Sims inspected core, sample cutting and logging areas; discussed geology, mineralization, and reviewed geological interpretations with staff; and inspected the major infrastructure and current mining operations. All sections in this Technical Report have been prepared under the supervision of Mr. Sims.

Kinross has a “layered” QP structure, with corporate and site QPs. Site QPs are geologists or engineers in the site technical services organization, and are responsible for ensuring that resource and reserve estimates comply with NI 43-101. The Corporate QPs are in Kinross’ corporate Technical Services department, and include experienced professionals in resource geology, mining engineering, metallurgy and geotechnical engineering. For the purpose of resource and reserve estimation, the corporate and site QPs work under the supervision of the Kinross Company QP, Mr. Sims. Although Mr. Sims is the only QP to publicly sign off on Kinross reserves and resources and this Technical Report, it is Kinross policy that the corporate and site QPs meet the requirements to be a QP under NI 43-101.

2.2	Information Sources

Information used to support this Technical Report was derived from previous technical reports on the property, and from the reports and documents listed in the References section of this Technical Report.

Preparation of the Mineral Reserve estimates included in this report was supervised by John Sims, Vice-President, Technical Services, Reserves and Resources, Todd Carstensen, Director, Mine Planning, Kinross Technical Services and David Quandt, Technical Services Manager at Fort Knox.

Preparation of the Mineral Reserve estimates included in this report was supervised by John Sims, Vice-President, Technical Services, Reserves and Resources, Todd Carstensen, Director, Mine Planning, Kinross Technical Services and David Quandt, Technical Services Manager at Fort Knox.

2.3	Effective Dates

This report has an effective date of March 31, 2015. Resources and reserves are reported effective December 31, 2014.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

2.4	List of Abbreviations

μ	micron	m	metre
µg	microgram	M	mega (million)
µm	micrometre	m2	square metre
°C	degree Celsius	m3	cubic metre
°F	degree Fahrenheit	m3/h	cubic meters per hour
%	percent	masl	meters above sea level
$	United States dollar	mE	metres East (coordinates)
Ac	acre	min	minute
Au	Gold	ML	million litres
CIC	carbon-in-column	mm	millimeter
CIP	carbon-in-pulp	mN	metres North (coordinates)
Cm	centimeter	Moz	million ounces
cm2	square centimeter	Mst	million short tons
D	day	Mt	million metric tonnes
Dmt	dry metric tonne	Mt/a	million metric tonnes per annum
Ft	foot	MW	megawatt
ft2	square foot	MWh	megawatt hours
ft3	cubic foot	opt	ounces per short ton
G	gram	oz	Troy ounce (31.1035g)
Gal	US gallon	st	short ton
Gpm	US gallons per minute	st/cf	short tons per cubic foot
g/cc	grams per cubic centimetre	stpa	short tons per year
g/t	grams per tonne	stpd	short tons per day
Ha	hectare	t	metric tonne
Hp	horsepower	t/a	metric tonnes per year
In	inch	t/d	metric tonnes per day
in2	square inch	t/m3	metric tonnes per cubic metre
K	thousand (kilo)	US$	United States dollar
Kg	kilogram	US$/BBL	US$ per oil barrel (42 US gallons)
kg/t	kilograms per metric tonne	US$/g	US dollar per gram
Km	kilometer	US$/kWh	US$ per kilowatt hour
km2	square kilometer	US$/L	US$ per litre
Koz	thousand ounces	US$/oz	US dollar per Troy ounce
Kt	thousand tonnes	US$/t	US dollar per metric tonne
kt/d	thousand metric tonnes per day
kW	kilowatt
kWh	kilowatt-hour
L	litre
L/m	litres per minute
L/t	litres per metric tonne
Lb	pounds
lb/st	pounds per short ton

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

3	RELIANCE ON OTHER EXPERTS

In the preparation of the Technical Report, the Qualified Person relied on information provided by internal Kinross legal counsel for the discussion of legal matters in Sections 4, 19, and 20.

Except for the purposes legislated under provincial securities law, any other use of this report by any third parties is at this party’s sole risk.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

4	PROPERTY DESCRIPTION AND LOCATION

4.1	Location and Overview

Fort Knox is located 42 km by road northeast of the city of Fairbanks, in Alaska, United States of America (Figure 4-1). It is situated in the Fairbanks North Star Borough. Kinross’ mining and exploration properties are located within the Fairbanks mining district, a northeast trending belt of lode and placer gold deposits that compose one of the largest gold producing areas in the state of Alaska.

The Fort Knox property includes the Fort Knox open pit mine, mill, heap leach, tailings storage facility, True North open pit and the Gil property, encompassing 30,917 ha. The property package is located within US State Plane, Alaska 5003, Zone 3 coordinates of 419,700 mE, 1,235,600 mN and 461,500 mE, 1,218,200 mN (Figure 4-1).

               Figure 4-1: General Location of Fort Knox Mine and Gil Project

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

4.2	Mineral Tenure and Rights

4.2.1	Overview

FGMI controls a large and diverse group of properties that comprise its mineral holdings in the Fairbanks Mining District, summarized in Figure 4-2. These properties include State of Alaska mining claims, patented and unpatented Federal lode and placer mining claims, and private land. Some of the claims are owned outright, while others are controlled through leases. In total, the Fort Knox property encompasses 30,917 ha (76,398 ac). Mineral reserves at the Fort Knox mine are situated on 505 ha (1,248 ac) of land that are covered by a State of Alaska Millsite Lease and the Fort Knox Upland Mining Lease.

4.2.2	Leases

The Fort Knox mine property encompasses approximately 3,230 ha (7,982 ac), of which there are no federal lands. The project area is predominantly covered by the Amended and Restated Millsite Lease (Figure 4-2, Table 4-1), which covers 3,068 ha (7,581 ac). The Fort Knox ore body is located within the Millsite Lease and is encompassed by the Upland Mining Lease (ADL 535408) entered into with the Alaska Mental Health Trust Land Authority (MHT) (Table 4-1).

On May 22, 2008 the MHT conveyed to FGMI all right, title and interest to the lands encompassing the Fort Knox mine and mill complex, approximately 717 ha (1,772 ac), reserving unto the MHT all oils, gases, ores, minerals and other substances which are subject to the Upland Mining Lease. The conveyance to FGMI excluded from the Upland Mining Lease approximately 7.7 ha (19 ac), and created a restrictive covenant for the benefit of the National Oceanic and Atmospheric Administration’s (NOAA) Fairbanks Command Data Acquisition Station. In addition there are 49 ha (121 ac) of patented claims purchased by FGMI (Table 4-2).

Alaska Department of Natural Resources issued the Millsite Lease (ADL Nos. 414960 and 414961) and Upland Mining Lease (ADL 535408) on February 15, 1994, authorizing gold-bearing ore material derived from outside the Millsite Lease area to be processed through the Fort Knox mill and tailings facilities. The Fort Knox Upland Mining Lease has been legally surveyed.

An additional 2,059 ha (5,088 ac) of mineral rights are held under the Mental Health Lease, issued by the MHT (Figure 4-2, Table 4-1).

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 4-2: Mineral Tenure and Rights at Fort Knox mine and Gil Project

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 4-1: Mineral Rights – Lease Summary, Fort Knox Property

Lease Name	Lease Number	Area (ha)	Area (ac)	Issue Date	Expiry Date
Millsite Permit	ADL 414960	2,345.78	5,796.56	15 Feb 1994	15 Feb 2024
Fort Knox Upland Mining Lease	ADL 535408	478.95	1,183.5	15 Feb 1994	15 Feb 2034
DIT Upland Mining Lease	ADL 528271	40.47	100		31 Aug 2019
Mental Health Lease	9400275	2,059.04	5,088	1 Aug 2005	31 Jul 2017
TOTAL		4,924.24	12,168.06

Table 4-2: Mineral Tenure – Patented Claim Summary, Fort Knox Property

Claim Name	Property Name	Owner	Area (ha)	Area (ac)
PAN 0228494	The Stepovich ‘worm’	Fairbanks Gold Mining Inc.	49.03	121.15
PAN 0607978	Fairbanks Creek Patented claims	Fairbanks Gold Mining Inc.	62.54	154.546
PAN 0607988	Lower Fish Creek Patented claims	Fairbanks Gold Mining Inc.	180.83	446.831
PAN 0607840	Fish Creek Subdivision	Fairbanks Gold Mining Inc.	14.71	36.337
PAN 0567841	No 2 on Slippery Creek (USMS 1698)	Fairbanks Gold Mining Inc.	9.82	24.26
PAN 0567850	No 3 on Slippery Creek (USMS 1698)	Fairbanks Gold Mining Inc.	13.45	33.23
TOTAL			330.38	816.354

4.2.3	State and Federal Claims

Within the broader Fort Knox property, FGMI controls 1,824 State of Alaska mining claims covering an area of approximately 26,978 ha (66,665 ac), grouped into three categories for reporting purposes (Figure 4-2, Table 4-3, see Appendix 1 for full details).

FGMI holds title to 330 ha (816.4 ac) of patented Federal lode claims (Figure 4-2, Table 4-4) with mineral rights on a further 106 ha (263 ac) through agreements. FGMI also has 272 ha (672 ac) of unpatented Federal lode and placer mining claims in the surrounding area (Table 4-4, Figure 4-2, see Appendix 2 for full details).

Kinross maintains a current detailed listing of all Fort Knox Title and Ownership documents and tenure data is managed in the Flexicadastre Kinross Land Management System (KLMS).

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 4-3: Mineral Tenure – Unpatented State Claim Summary, Fort Knox Property

Claim Block	Registered Owner	Number of Claims	Area1 (ha)	Area1 (ac)	Expiry Date	% Held by FGMI
FGMI Fort Knox & Gil	Fairbanks Gold Mining Inc.	1,576	24,377	60,237	30 Nov 2015	100
FGMI True North	Fairbanks Gold Mining Inc.	86	960	2,373	30 Nov 2015	100
Leased	EHB LLC	33	1,641	4,056	30 Nov 2015	100
	Daniel Eagen	2			30 Nov 2015	100
	Margaret Eagen	12			30 Nov 2015	100
	Peter Eagen	2			30 Nov 2015	100
	Dennis Shephard	25			30 Nov 2015	100
	Roger Cope	26			30 Nov 2015	100
	Colin Towse	6			30 Nov 2015	100
	Ron Hoel	8			30 Nov 2015	100
	K&K Recycling, Inc. & Arvil Still	48			30 Nov 2015	100
TOTAL		1,824	26,978	66,665
1 Area calculated by actual land surface held, not as a sum of individual listed claim areas as to not overstate land position due to overlapping claims and incorrectly reported claim areas.

Table 4-1: Mineral Tenure – Unpatented Federal Claim Summary, Fort Knox Property

Claim Type	Property Name	Registered Owner	Number of claims	Area1 (ha)	Area1 (ac)	Expiry Date	% Held by FGMI
Lode	Gilmore Creek	Fairbanks Gold Mining Inc.	9	100.72	248.89	31 Aug 2015	100
Placer	Gilmore Creek	Fairbanks Gold Mining Inc.	4	28.44	70.28	31 Aug 2015	100
Lode	Steamboat	K&K Recycling, Inc. & Avril Still	17	142.85	353	31 Aug 2015	100
TOTAL			30	272.02	672.17
1 Area calculated by actual land surface held, not as a sum of individual listed claim areas as to not overstate land position due to overlapping claims and incorrectly reported claim areas.

4.3	Royalties and Other Encumbrances

The State of Alaska Upland Lease carries a 3% production royalty, based on net income and recovery of initial capital investment. Mineral production from State mining claims is subject to a mine license tax, following a three year grace period after production commences. The mine license tax is US$4,000 plus 7% of any additional taxable income over US$100,000. Taxation is after-the-fact and costs are incorporated into yearly budgets as mining taxes per International Financial Reporting Standards and corporate guidance. There has been no production from State claims situated outside the boundaries of the Upland Lease at the Fort Knox mine.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Production and main retained royalties are summarized in Table 4-4. The unpatented federal lode claim is owned by Kinross and is not currently subject to any royalty provisions.

Table 4-2: Royalties and Other Encumbrances

Royalty	Comments
State of Alaska Upland Lease	3% based on net income and recovery of initial investment
State claims	US$4,000 plus 7% of any additional taxable income over US$100,000
Stepovich ‘Worm’ Patented Claims	1% Net Smelter Return (NSR) payable to Stepovich family
Fairbanks Creek – Fish Creek	2-3% NSR on various patented Federal lode claims payable to J. Reeves
Mental Health Overriding Royalty	1% NSR on claims & leases located on Mental Health lands not covered by the Mental Health lease or Fort Knox Upland Mining Lease
Teryl Inc Overriding Royalty
US$2.5 M advance royalty upon sale completion; US$1.5 M advance royalty upon commencement of production; 1% NSR until US$15 M paid (inc. the US$4 M advance payment); 0.5% NSR thereafter for life of mine.

4.4	Permitting

All requisite permits have been obtained for mining of the existing Fort Knox open pit mine and are in good standing in all material respects. Current expansion projects for waste rock and heap leach were approved by the necessary agencies in 2014. Permitting is discussed further in Section 20.3.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility, Local Resources, and Infrastructure

Fort Knox is situated close to the city of Fairbanks, which is a major population, service, and supply centre for the interior region of Alaska (Figure 5-1). Fairbanks is the second largest city in Alaska, and has a population of approximately 32,000 residents. The surrounding areas in the Fairbanks North Star Borough contain a further 68,000 residents. Services and supplies to support the local and regional needs, along with the mining and processing operations of Kinross, are available in Fairbanks. Fairbanks is served by major airlines and the Alaska Railroad, and is connected to Anchorage and Whitehorse, Canada by a series of well-maintained paved highways (Figure 5-1).

Figure 5-1: Fort Knox Mine Local Infrastructure

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

5.2	Climate

The Fairbanks area has a continental sub-arctic climate, with long cold winters and short summers. Average winter temperatures are around -23°C, with low temperatures dropping to the range of -40 to -48°C. Average summer temperatures are +19 to 22°C with highs occasionally exceeding +32°C. The annual precipitation in Fairbanks is approximately 31 cm, with the wettest months being June to September and the driest months being February to April. The Fort Knox mine operates 365 days/year; weather conditions, such as temperature inversions or slippery road surfaces, will typically negatively impact production in the open pit for only portions of a few shifts annually.

5.3	Physiography

The topography of the region comprises low hills and broad valleys occupied by meandering streams. The hills are generally rounded with gentle slopes and irregular ridge patterns, the result of numerous gulches and streams that cut the flanks of hills. The most prominent topographic features include Ester Dome, located in the western part of the district at 720 masl, and Pedro Dome, situated in the north-eastern part of the area at 609 masl.

The area is predominantly forested, with vegetation varying with soil-type. Well-drained soils of the uplands and alluvial plains are covered mainly with white spruce and a mixture of broadleaf trees such as paper birch and quaking aspen. The moderately well-drained soils commonly support black spruce and willow forests, with moss, horsetail and grass groundcover. The poorly drained soils with a high permafrost table are found on the northern exposures of the mountain slopes and generally support black spruce, willow, and alder. A thick moss mat, commonly with lichens, provides groundcover and supports a dense cover of shrubs.

Permafrost is discontinuous throughout the property, and does not exist on some north-facing mountain slopes where it normally would be expected. Data collected from exploration boreholes and thermistors installed in the area of the tailings embankment prior to construction indicate the presence of localized permafrost. Temperature surveys of the monitoring wells indicate that frozen conditions exist mostly on north-facing slopes and in shaded areas on the valley floor. Thermistor readings indicated that temperatures ranged from 1 to 10°C. The majority of soil and rock temperatures in frozen areas ranged from 0 to -1°C indicating warm permafrost. Data collected during drilling suggests that at some locations the bedrock aquifer may be frozen to significant depths (in excess of 30.5 m).

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

6	HISTORY

6.1	Prior Ownership

The first lode-mining claims were originally staked in 1913 by H.A. Currier. The claims were dormant until 1980 when two local prospectors, Joe Taylor and George Johnson staked 19 state mining claims to work placer deposits.

In 1986, the claims were leased to Nye Minerals who entered into a joint venture agreement with Electrum Resources in 1987. From 1987 to 1991 numerous small mining companies actively explored the claims.

Amax Gold, Inc. (Amax) purchased the Fort Knox project in 1992 and established Fairbanks Gold Mining Inc. (FGMI) as a wholly owned subsidiary to operate the project. In 1993 Amax merged with Cyprus Mines Corporation, forming Cyprus Amax Minerals Co. (Cyprus Amax). Cyprus Amax maintained a 51% interest in Amax.

In 1998, Kinross acquired Amax, and Amax then changed its name to Kinam Gold Inc. and became a subsidiary of Kinross.

In 1991, Amax Gold Inc. entered into a joint venture agreement with Teryl Resources Corp. to explore the Gil property. In 2011, Kinross acquired Teryl’s remaining interest in the Gil property.

Kinross acquired ownership of the True North property in 1999 as a result of the acquisition of La Teko Resources and from acquiring Newmont’s 65% interest in the property.

In 2006, Kinross Gold began negotiations with the National Oceanographic and Atmospheric Administration (NOAA), the Bureau of Land Management (BLM), and the State of Alaska’s Trust Land Office (TLO) to acquire a parcel of land bordering the existing claim group on the western boundary of the existing Fort Knox pit. Acquisition of the land package was completed in 2007, allowing for the Phase 7 and 8 pit expansions.

6.2	Exploration and Development History

The Fort Knox area has been actively explored for gold placer deposits since 1902 when Felix Pedro discovered gold in Fish Creek, located downstream of the Fort Knox deposit. Since that initial discovery, the surrounding Fairbanks Mining district has

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

produced in excess of 8 Moz of gold, predominantly from placer deposits, which actively continues.

Exploration for lode gold deposits was very limited during the early history of the region and focused on tracing the source of the placer deposits up headwaters and tributaries to Fish Creek. Alfred Brooks mapped the area while working for the United States Geological Survey (USGS) in the early 1900’s. Brooks’ mapping described a large granitic intrusive within the project area.

In 1913, H.A. Currier staked lode mining claims covering auriferous quartz veins on the Melba Creek-Monte Cristo Creek divide (covering part of what is now the Fort Knox gold deposit). A three-stamp mill was constructed on the property, but there is little evidence of any production from the claims. USGS geologists who examined the prospect noted the association of bismuthinite and gold in quartz veins and suggested a relationship between the observed mineralization and the large granitic intrusive located nearby.

Heiner and Wolff (1968) noted that the great amount of placer gold in the Fairbanks District led many workers to conclude that only the roots of the gold veins were left and that there was not enough economic incentive to test the theory by exploration.

After staking 19 state mining claims, Joe Taylor and George Johnson worked the placers of Monte Cristo Creek from 1980 to 1982 and recovered bismuthinite nuggets containing abundant gold. The demonstrated correlation between the gold and bismuth led Taylor and Johnson to prospect the slopes and divide between Melba and Monte Cristo Creeks. The prospecting operations involved panning and trenching, which suggested that Au mineralization was widespread and resulted in the prospectors staking an additional 34 mining claims.

In 1984, Rob Blakestead, a consulting geologist, noted the presence of visible Au in quartz veins hosted by granite in the Fort Knox area. This discovery led to increasing levels of exploration to locate the source of the gold.

FGMI initiated extensive exploration programs on the property including surface geochemical sampling, drilling and geophysics. Soil sampling proved the most useful exploration tool in delineating the ore body during initial exploration of the deposit. Later surface trenching and mapping of the anomalies developed by the soil geochemistry identified the favorable targets.

Ground magnetometer surveys performed in 1987, 1991 and 1992 were employed with limited success. 427 drillholes totaling 79,860 m had been completed on the

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

property by late 1992. This work was followed by the completion of environmental and engineering studies examining the feasibility of beginning commercial production from the deposit.

Construction of the Fort Knox mine and mill operations began in 1995 and were completed in 1997. Construction of Fort Knox was completed at a capital cost of approximately US$373 million, which included approximately US$28 million of capitalized interest. Commercial production at Fort Knox was achieved in March 1997. Fort Knox is mined as a conventional truck and shovel open pit mine and has operated continuously since start up, in seven progressive phases.

The discovery and development of the True North deposit (Figure 4-1) produced ore for the Fort Knox mill from 2001 to 2004.

Fort Knox operated as a mill-only process until the price of Au and known quantities of low grade enabled the addition of a heap leach process. Modifications were completed on the existing crushing circuit in 2008 to produce crushed material for the Walter Creek heap leach construction. Heap Leach construction is separated into a total of seven stages to be completed between 2009 and 2019. The facility includes a valley fill leach pad, solution pumping systems, and a carbon-in-column (CIC) plant. The original solution capacity was 30,000 L/m. The construction of a second CIC plant was completed in July of 2013 and has increased the solution capacity to 70,000 L/m. Current flow rate to the CIC processing facility is 61,000 L/m.

The tailings dam was redesigned in 2010 by adding a base working platform which reconfigured the engineered fill angles. The platform was designed to allow the tailings dam to be expanded by an additional 16 m. In 2011, 8.3 m of this construction was completed and a further 3.4 m was completed in 2014. The remaining 4.3 m of construction is scheduled for completion in 2015.

6.3	Past Production

Fort Knox has yielded approximately 356 Mt of ore with 6.3 Moz of produced gold since 1996 (Table 6-1).

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 6-1: Fort Knox Production Summary

Year	Total tonnes processed (000’s)	CIP tonnes processed (000’s)	Grade (g/t)1	Heap Leach tonnes loaded (000’s)2	Gold produced (oz)
1997	9,979	9,979	1.17	-	320,758
1998	12,466	12,466	0.99	-	365,452
1999	12,536	12,536	0.95	-	351,120
2000	13,606	13,606	0.94	-	362,959
2001	14,209	14,209	1.05	-	411,221
2002	13,843	13,843	1.09	-	410,519
2003	13,685	13,685	1.07	-	391,831
2004	13,239	13,239	0.94	-	338,334
2005	13,050	13,050	0.90	-	329,320
2006	13,462	13,462	0.90	-	333,383
2007	12,722	12,722	0.96	-	338,459
2008	13,769	13,706	0.88	-	329,105
2009	16,224	12,830	0.69	3,393	263,260
2010	25,735	13,206	0.79	12,528	349,729
2011	31,078	13,503	0.56	17,575	289,794
2012	43,153	13,204	0.69	29,950	359,948
2013	42,419	12,668	0.82	29,751	421,641
2014	39,386	13,538	0.66	25,848	379,453
	355,582			119,045	6,346,286
1 Amount represents CIP mill grade only
2 Heap leach process was added in 2009

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

Fort Knox is located in the Fairbanks mining district, a southwest–northeast trending belt of lode and placer Au deposits that compose one of the largest Au producing areas in Alaska. The Fairbanks district is situated in the northwestern part of the Yukon-Tanana Upland, and is underlain by the Yukon-Tanana Terrane (YTT). The YTT consists of a thick sequence of Precambrian to upper Paleozoic poly-metamorphic rocks, whose protoliths were primarily sedimentary, volcanic, and volcanoclastic units, with only minor plutonic rocks. The region has undergone at least two periods of dynamo-thermal metamorphism, which included an early prograde amphibolite event, followed by a retrograde, greenschist facies event (T. Bundtzen 1981). Hall (1985) suggests a more complex deformational history identifying four phases of penetrative tectonism.

The Fairbanks Schist, which is Proterozoic to lower Paleozoic, is the dominant lithology in the district (Figure 7-1). It is composed of quartz-muscovite schist, muscovite-feldspar-quartz schist, micaceous quartzites, metaconglomerate, garnet-hornblende amphibolite, and marble, indicative of an emergent shelf environment. The Cleary Sequence consisting of bimodal meta-rhyolite and meta-basalt with actinolite schist, chlorite schist, graphite schist, and impure marbles is intercalated with the Fairbanks Schist, indicating immature rift basins in the shelf environment. Newberry et al. (1996) reassigned the meta-rhyolite in the Cleary Sequence to the Devonian Muskox Sequence and placed it in fault contact with the Fairbanks Schist. In the northern part of the district, metamorphosed rocks of the Chatanika terrane have been identified. The sequence includes type C eclogites, impure marbles, amphibolites, calc-muscovite schist, garnet-muscovite schist, and muscovite schist, containing garnet, biotite, chlorite, and graphite. The Chatanika unit in fault contact with the Fairbanks Schist is thought to be middle Paleozoic to Ordovician and may represent a telescoped, mature rift basin within the shelf environment. Amphibole from the Chatanika unit yielded an Ordovician K-Ar date (Robinson 1990).

Mineral deposits in the region are generally situated in a northeast trending, structurally complex zone characterized by a series of folds, shear zones, high angle faults, and occasional low angle faults. The dominant structural zones in the YTT are the north bounding Tintina Fault system and the south bounding Denali Fault system. Northeast trending faults and shear zones within the YTT are related to movement along these major structures. The high-angle northeast structures, which display a strike-slip displacement, were important to the localization of gold mineralization.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 7-1: Regional Geology of the Fairbanks District, Yukon-Tanana Terrane. Simplified from Newberry et al. (1996).

7.2	Local and Property Geology

7.2.1	Fort Knox

Several late Cretaceous to early Tertiary intrusive bodies penetrate the YTT (Blum 1982). They range from ultramafic to felsic composition and are distinguished from older intrusive rocks by their lack of metamorphic textures. The Fort Knox deposit is hosted by one of the west-northwest trending, late-Cretaceous granitic complexes, the Fort Knox Pluton, which intruded the Fairbanks Schist. The contact with the Fairbanks schist is abrupt, and drilling indicates the contacts of the pluton plunge steeply to the east and moderately to the north, south, and west. The surface exposure of the intrusive body is approximately 1,100 m east-west and 600 m north-south.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

The Fort Knox Pluton has been subdivided into three phases based on textural differences. Intrusion of the biotite-rich fine-grained granite was followed by a medium-grained porphyritic granite. The youngest intrusive phase is a coarse-grained, seriate porphyritic granite. A volumetrically minor, medium-grained biotite-hornblende-rich phase (mapped as ‘mafic’) is locally present as pendants near the schist-granite contact. Crenulated quartz layers (brain rock) and dendritic growths of quartz and potassium feldspar present in the Fort Knox pluton contacts help to evaluate intrusive paragenesis (A. Bakke 1995). The diverse textural and chemical granitic varieties and sharp to gradational intrusive contacts suggest the Fort Knox Pluton is a multi-phase intrusive. The local occurrences of orthoclase megacrysts, resorbed quartz phenocrysts, and quartz glomero-phenocrysts support that observation. Bakke (1995) provides whole-rock, trace element and a classification profile for the three main phases of granite.

The pluton is offset by two northeast structures, which display left-lateral strike-slip movement. These structures, the Monte Cristo Fault and Melba Fault, are regional in extent and offset the Gilmore Dome Pluton south of Fort Knox.

Figure 7-2: Property Geology at Fort Knox. Granitic intrusive is pink, all other rock is schist. Major ore controlling shears are shown in blue. N.B. Mine grid (feet) is displayed.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

7.2.2	Gil

Brittle deformation at Gil is related to contact metamorphism and the regional amphibolite/greenschist events. At least three penetrative phases of deformation are recognized. As a result, large-scale asymmetric folds and faults are present and trend northeast (35-55°), with variable dip (45-80° NW). The most laterally extensive of these faults are the regional-scale, oblique faults that occur throughout the YTT. The oldest fault surfaces are low-angle reverse faults, sub-parallel to the principal fold axes, and often form the contacts between lithologies.

Conjugate to the northeast-striking faults are numerous northwest-striking faults (300°-360°) that dip steeply to the southwest or vertically. These faults exhibit apparent strike-slip offsets of 15.2 to 45.7 m (50-150 ft), but the displacement is believed to be rotational, or scissor-like, with the footwall rotating counter-clockwise relative to the hanging wall. Distinct, close-spaced joint sets crosscut nearly all lithologies, are predominantly northwest-striking (295-305°), and crosscut foliation in near-vertical configuration. Joints are commonly in-filled with quartz, quartz-carbonate, and quartz-sulphide (+/- iron oxide) and are universally important controls to mineralization.

Gold mineralization at Gil is primarily hosted in joints, quartz veins, and shears which crosscut diverse, polydeformed metamorphic rocks, consisting of; quartz-muscovite schist, quartzite, calc-schist, calc-silicate (biotite-pyroxene-amphibole-quartz-calcite schist), amphibolite, and marble.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 7-3: Local Geology at Gil (Bundtzen & Laird, 2010; Bundtzen et al., 2014)

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 7-4: Gil Interpreted Geological Cross-section. Section C’-C is shown on Figure 7-3. N.B. Scale is in feet.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

7.3	Mineralization

7.3.1	District Mineralization Styles

The Fairbanks district hosts gold in a variety of geologic settings, including:

■	the Fort Knox deposit (the largest lode deposit in the district), where gold is hosted in quartz, quartz-sericite, and quartz pegmatite veins, stockwork zones, and mineralized shear zones;
■	the Gil project, where gold is hosted in skarns and quartz veins within the skarns;
■	the True North deposit, where mineralization is hosted by complexly deformed, carbonaceous meta-sediments associated with quartz veins;
■	the Ryan Lode deposit, where gold occurs in and adjacent to large-scale shear zones;
■	and at the Cleary Hill mine, where gold occurs in quartz veins within the Fairbanks Schist.

7.3.2	Fort Knox Deposit

The Fort Knox deposit is hosted entirely within the Fort Knox Pluton, and Au-Bi-Te mineralization is strongly structurally controlled. Drilling has identified mineralization to the -535 ft level. Gold occurs within and along margins of pegmatite veins, quartz veins and veinlets, within shear zones, and along fractures within the granite.

The major structural trend controlling vein orientation and mineralization is defined by northwest-trending, moderately to shallowly southwest-dipping shear zones (Figure 7-2). The shear zones are typically filled with granulated white quartz, and range in thickness from 0.3 to 1.5 m. They possess mixed phyllic and argillic alteration assemblages and contain abundant iron oxide clay gouge along the margins. In the vicinity of the shear zones, vein density increases and vein orientations are predominantly parallel to the shear direction. Thin subsidiary shears are abundant between, and especially adjacent to, major shears.

The overall sulphide content is very low (<0.1%) and the orebody is oxidized to the depth of drilling. Bakke (1995) and McCoy et al. (1997) note the strong geochemical correlation of Au with bismuth and tellurium, and mineral species that have been identified include: native bismuth, Bi; maldonite, AuBi; bismuthinite, Bi2S3; tellurobismutite, Bi2Te3; bismite, Bi2O3; tetradymite, Bi2Te2S; and eulytite, Bi4(SiO4)3. Other ore minerals include trace to minor amounts of molybdenite and scheelite.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Vein-types and associated alteration styles found at Fort Knox (Bakke et al., 1998) are:

(1)
Pegmatite veins and veinlets: range in thickness from micro-scale to 8 cm. Composed of clear to gray quartz, large K-spar megacrysts, and micaceous clots. Potassic alteration halos, rarely exceeding 1 cm thick, consist of an assemblage of variable amounts of secondary biotite and K-spar overgrowths on primary K-spar within the granite matrix.

(2)	Pegmatite veins similar to (1) above with alteration envelopes consisting of a variably developed phyllic (sericite-pyrite) assemblage.

(3)	Stockwork quartz veins and veinlets: range in thickness from micro-scale to 15 cm. These veins possess thin albitic alteration halos.

(4)	Quartz veins and veinlets similar to (3) above with phyllic alteration envelopes that range in thickness from 0.5 to 3 cm.

(5)
Low temperature fracture coatings and chalcedonic veins and breccia composed of zeolite-calcite-clay-chalcedony. Pervasive throughout the deposit in the form of fracture coatings and breccia zones. Argillic alteration halos as much as 7 m in width are developed adjacent to the larger chalcedonic breccia zones.

7.3.3	Gil

Gold mineralization at Gil primarily occurs in quartz-sulphide and quartz-carbonate veins, clay-filled shear zones, and limonite-stained fractures, which crosscut nearly all lithologies. Gold mineralization is widespread, but grade and continuity are related to complex interactions between hydrothermal fluids, host rocks, and structure.

At Main Gil and South Sourdough, gold mineralization largely appears stratabound within calc-silicate units, however field-level observations support that gold mineralization is predominately localized within veins and joints in highly fractured rock. Veins are discrete, up to 30 cm wide, white quartz veins, and later thinner, discrete, quartz-calcite (± actinolite/pyroxene) veins. Both sets of veins tend to be steeply dipping and crosscut foliation. Alteration in the Main Gil zone is represented by an intense retrograde assemblage of calc-silicate minerals. Hydrothermal fluid interaction with a carbonate-rich protolith and calc-silicate minerals enhanced the precipitation of gold and sulphides.

At North Gil and North Sourdough, gold is almost exclusively associated with quartz veining. These veins occur within quartz-mica schist, feldspathic schist, and calcareous biotite-chlorite-quartz schist. The quartz veins are typically less than 5.1 cm in width and consist of milky-white quartz-arsenopyrite, quartz-calcite, and quartz-feldspar veins. Alteration is vein-controlled and consists of sericitic to potassic

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

(secondary biotite) alteration along vein margins. Pyrite and/or arsenopyrite are the most common accessory minerals observed in the veins, typically in concentrations of <1%.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

8	DEPOSIT TYPES

The Fort Knox deposit is classed as an Intrusion-Hosted Mesozonal deposit in the Reduced Intrusion-Related (RIR) (Robert et al., 2007 and references therein). RIR deposits typically occur associated with moderately reduced intrusions in reduced siliclastic sequences, and have a common association with W-Sn±Mo belts (Robert 2007). The key characteristics of RIR deposits are a low sulphide content, association with reduced ore mineral assemblages, and metal assemblages of Au>Ag, Bi, As, W, and Mo (Hart 2005). Intrusion-Hosted Mesozonal deposits occur associated with equigranular, multiphase, moderately reduced granodiorite-granite stocks and batholiths. Gold is hosted in sheeted veins, which are coeval with their causative intrusion (Robert 2007). Although Intrusion-Hosted Mesozonal deposits do not have a significant hydrothermal alteration footprint, there are often peripheral occurrences and hornfels zones which display a predictable distribution pattern, including skarns, mantos, and polymetalic veins (Hart 2005, Robert 2007). The Gil deposit is hosted in skarns and quartz veins within the skarns.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

9	EXPLORATION

Exploration has been undertaken by FGMI, and standard exploration procedures have been utilized at Fort Knox and Gil, including:

■
Reconnaissance and detailed geologic mapping on topographic maps or aerial photographs at scales that are suitable to display the details of observed geologic features. Geologic mapping on topographic base maps is normally completed at a scale of 1 inch = 500 ft, and mapping that is completed from aerial photographs is at a scale of 1 inch = 2,000 ft. This work is undertaken by FGMI employees or contract/consulting geologists;

■
Soil and rock chip sampling to determine the presence of Au mineralization, or associated trace elements. These samples are regularly collected during the course of geologic mapping programs by either FGMI employees or contract geologists, under FGMI supervision;

■
Soil anomalies were trenched to create exposures of bedrock. The trenches were cut with bulldozers owned and operated by contracting firms. The trenches were mapped and sampled in detail by either contract geologists or FGMI personnel.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

10	DRILLING

10.1	Drill Hole Summary

Core diameter size has been predominantly HQ3 (61.1 mm) since 2012, and was HQ (63.5 mm) in 2011, PQ3 (83.1 mm) from 1998-2010, and PQ (85.0 mm) prior to 1998. Since 2011, a triple tube recovery system has been used to minimize fines loss. Reverse circulation (RC) holes are typically 139.7 mm in diameter, but can be up to 146.05 mm.

Kinross is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results at either Fort Knox or Gil.

10.1.1	Fort Knox

The Fort Knox deposit has been defined by a total of 1,421 drillholes (489 diamond core holes, 792 RC holes, and 140 geotechnical and dewatering holes) totalling 338,515 m. Figure 10-1 displays the drillhole distribution at the Fort Knox deposit.

Figure 10-1: Fort Knox Drill Hole Location Plan. Granitic intrusive is shown in pink, all other rock is schist. Major ore controlling shears are shown in blue. Drillhole collars are displayed by points. N.B. Mine grid (feet) is displayed.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 10-1: Fort Knox Drilling Summary by Campaign and Type

	RC Drilling		Core Drilling		Total Drilling
Year	Length (m)	Number of Holes	Length (m)	Number of Holes	Length (m)	Number of Holes
1987	122	2	0	0	122	2
1988	2,144	24	0	0	2,144	24
1989	15,503	67	4,204	16	19,707	83
1990	19,082	108	13,513	82	32,595	190
1991	6,623	33	0	0	6,623	33
1992	18,041	94	0	0	18,041	94
1993	0	0	0	0	0	0
1994	0	0	0	0	0	0
1995	0	0	0	0	0	0
1996	0	0	0	0	0	0
1997	3,638	17	7,761	29	11,399	46
1998	2,077	11	5,933	25	8,010	36
1999	649	5	1,873	12	2,521	17
2000	0	0	0	0	0	0
2001	0	0	0	0	0	0
2002	6,846	47	7,953	37	14,799	84
2003	2,806	19	5,964	25	8,770	44
2004	1,312	5	6,202	26	7,514	31
2005	0	0	7,439	25	7,439	25
2006	0	0	2,413	7	2,413	7
2007	5,067	26	9,535	35	14,602	61
2008	17,960	58	16,378	42	34,339	100
2009	18,855	82	13,779	53	32,634	135
2010	13,609	49	2,442	8	16,051	57
2011	19,481	62	3,439	17	22,921	79
2012	16,329	49	6,518	16	22,847	65
2013	5,536	16	5,043	20	10,580	36
2014	6,190	18	5,491	14	11,681	32
Total	181,871	792	125,881	489	307,751	1,281

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

10.1.2	Gil

Gil has been defined by a total of 738 drillholes (comprising 581 RC, 154 diamond, and 25 rotary holes) totalling 73,876 m (Table 10-2). Figure 10-2 displays the drillhole distribution at Gil.

Figure 10-2: Gil Drill Hole Location Plan

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 10-2: Gil Drilling Summary by Campaign and Type

Year	RC Drilling		Core Drilling
	Length (m)	Number of Holes	Length (m)	Number of Holes
1993	0	0	643	8
1994	1,548	23	0	0
1995	1,494	18	0	0
1997	1,243	12	0	0
1998	3,043	28	909	4
1999	1,219	9	951	5
2000	9,118	94	4,920	34
2001	1,230	14	339	5
2002	884	16	1,271	8
2003	9,418	146	2,717	31
2004	1,739	24	0	0
2005	475	9	0	0
2008	1,749	12	0	0
2009	3,830	33	832	6
2010	5,708	50	2,238	15
2011	4,578	36	0	0
2012	3,795	26	2,512	15
2013	1,108	31	4,250	23
2014	0	0	0	0
Total	52,180	581	21,582	154

10.2	Collar and Downhole Surveys

Fort Knox data is collected in the local mine grid whereas Gil data is collected in the Alaska State Plane grid. Planned collar coordinates are recorded in Excel. FGMI geologists locate the collar position with a GPS and lay out the foresight and backsight with a Brunton compass. Once the hole is completed, collars are surveyed with Trimble survey equipment by FGMI mine surveyors, and the coordinates are recorded in Excel.

Angled core holes have been routinely surveyed downhole since 1997. Although early core drillholes did not have downhole surveys, readings from representative drilling indicate that holes usually deviate ≤ 3° over 300 m of length. Since 1997, the Reflex EZ-Shot instrument has been used for downhole surveys, with the exception of 2005 when the FLEXIT SmartTool survey system was used. Drilling contractors complete the Reflex downhole surveys. Downhole surveys are collated in Excel from handwritten sheets received from the drillers.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

10.3	Recovery

At Fort Knox, the median core recovery for granite in 2014 was 94.2%, and for schist the median recovery in 2014 was 91.0%. At Gil, the median core recovery for 2013-2014 was 79.8%.

Mineralized intervals with a calculated recovery greater than 100% are evaluated. The anomalous hole is flagged and examined in cross-section. The drillhole is compared to adjacent holes and historical production; a decision is made to accept or reject the assay interval. Rejected samples are flagged in the assay database; they are not used for the composite estimate.

Kinross employs, as a standard operating procedure, a detailed program of weighing the RC and core samples to determine if the specimen is underweight, which helps to indicate potential loss of material in the sample interval. If individual 1.52 m (5 ft) intervals have unusually high or low weights, they could indicate sample contamination in a drillhole.

10.4	Logging

Core is reconstructed if necessary, and geotechnical details (core recovery, RQD measurement, fracture count, hardness) are collected on handwritten logs. Median RQD at Fort Knox in 2014 was 41.3%.

Geological logs are handwritten at the drill rig or in the core shack. Detailed descriptions of rock-type, alteration, mineralization, oxidation, colour, structures, and vein percentage and orientations are collected. This data is then compiled in Excel and imported into MineSight (Fort Knox) or an Access database (Gil).

All core is photographed and the photographs are retained for future use.

A representative split of all RC drillhole samples are preserved in plastic chip trays and logged with detailed descriptions of rock-type, alteration, mineralization, and structural features.

10.5	Geotechnical and Dewatering Holes

All geotechnical and dewatering holes are logged following the same procedures for core holes, with the exception of geotechnical data collection is performed at the drill rig, and then core is transferred to the core shed for geological logging.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

11	SAMPLE COLLECTION, PREPARATION, ANALYSES, AND SECURITY

11.1	Sampling Methodology

For HQ diamond drillholes, the drill helper places each 0.91-1.52 m (3-5 ft) run of core into waxed cardboard boxes, and depth markers are added at the end of every run. If PQ core is drilled then wooden boxes are used. Boxes are labelled with drillhole number, sequential box number, and depths from and to.

When the core is received at the core logging facility, geologists or trained technicians check the box numbers and depth markers. After geotechnical and geological logging, FGMI geologists mark out samples, which are taken on 1.52 m (5 ft) intervals. Sample data is recorded on a paper log sheet and is then entered into an Excel file. Core is photographed prior to being sampled. All core samples are taken as whole core; if core is cut, mineralized material can be easily lost as mineralization is dominantly on fractures. Sample tags are barcoded and placed on the plastic sample bags before the sample is added. Core samples are placed into the plastic bags and the bags are tied with wire ties.

For RC drillholes, samples are collected every 1.52 m (5 ft) by a geologist or helper at each drill site. RC samples are collected in pre-numbered Tyvek bags and tied with the strings attached to the bags. Sample data is recorded on a paper log sheet and is then entered into an Excel file. A small portion of each sample is placed in plastic chip trays and retained for geological logging and future use.

Currently, FGMI only employs water-injected RC drilling. Using this method, the drill cuttings are fed into a cyclone that deposits a stream of sample and drilling fluid into a splitter with a variable speed hydraulic motor that rotates a set of vanes controlling the volume of the split sample. A 5 gallon bucket placed in a washtub collects all of the sample and drill fluids. A flocculent is added to the bucket, permitting the sample to settle.

Historically (before 1992), dry RC samples were collected. Using this method, the drill cuttings were passed through a collection hose into a cyclone-type dust collector and were manually split through a hopper-feed Gilson splitter. The split fraction of each sample was recorded on the log sheet. The split sample was fed into four 5 gallon buckets set in a cascading series to collect and settle out the cuttings. A flocculent was added to the first bucket to aid in the settling of the sample.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

The nature of the mineralization and host rock at the Fort Knox deposit requires that particular care be given to the collection of drillhole samples, especially for RC holes, that penetrate the water table within the deposit. The center return hammer system has been used to counteract the possibility of contamination while penetrating the water table.

On-going density analysis of core samples is completed using the immersion test for specific gravity. The method involves determining the mass of the sample in air and the apparent mass of the sample upon immersion in water. The samples are then crushed and added to the sampled interval for assaying. Testing performed earlier by Bondar-Clegg utilized the pycnometer test method (Mineral Resources Development, Inc. 1991, Mineral Resources Development, Inc. 1999).

11.2	Sample Security

At diamond drill sites, waxed cardboard (HQ core) or wooden (PQ core) core boxes are numbered and secured with lids. Core is transported by FGMI employees from drill sites to the on-site core logging facility for logging and sampling. Core boxes are stored in an area with controlled access inside or near the secure core logging facility prior to being logged and sampled. All individual sample bags are tied with wire ties and placed into plastic buckets with lids, and then loaded onto pallets and secured. Core samples are stored in an area with controlled access inside or near the secure core logging facility prior to being shipped to an independent laboratory.

RC sample bags are tied with strings attached to the bags, and placed in super sacks or tote bags, with approximately 50 samples per bag. The bulk bags are loaded into FGMI trucks and taken to core logging facility by FGMI employees. Bulk bags containing RC samples are stored in a controlled access area inside or near the secure core logging facility prior to being shipped to an independent laboratory.

A dispatch form is completed by FGMI geologists, containing sample numbers and services requested, and the independent laboratory is notified that a sample pick up is required. The samples are picked up by staff from the independent laboratory and loaded onto laboratory trucks and trailers. A chain of custody form is signed by both parties. A workorder confirmation is sent by the laboratory which includes a summary of the analytical work requested and the total samples received.

11.3	Preparation and Analysis

Independent analytical laboratories are used for all analyses. In 2013 and 2014, the primary laboratory used was ALS Minerals in Vancouver, B.C., Canada (ISO

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

17025:2005 Accredited Methods), and Acme in Fairbanks, Alaska (non-accredited) was used for check samples.

From 2006 to 2012, sample preparation and primary assays were performed by Alaska Assay Laboratories in Fairbanks, Alaska. From 2002 to 2005, all assaying was done by ALS Chemex at their Vancouver laboratory, although sample preparation was done at their facility in Fairbanks. Prior to 2002, primary assays were performed by Bondar-Clegg (now owned by ALS) in Vancouver, B.C. laboratory, and sample preparation was performed at their facility in Fairbanks.

Check assay work was performed at: ALS, Vancouver from 2006 to 2012; Alaska Assay Laboratories, in Fairbanks, Alaska from late 2004 to 2005; and American Assay Laboratories in Reno, Nevada from 2003 to 2004.

The onsite laboratory is not a certified laboratory and is only used for grade control RC and blast hole sample preparation and analysis.

At the independent laboratory, samples are weighed, dried, and reweighed, and then crushed to 90% nominal -2 mm. The sample is passed through a riffle splitter to produce a 300 g sub-sample which is pulverized to 85% passing 75 µm. A 50 g sub-sample is produced for gold determination by fire assay with an atomic absorption (AA) finish.

The current lower detection limit for fire assay with AA finish is 0.005 g/t. Any sample equal to or greater than 10 g/t Au is re-assayed using a fire assay procedure with a gravimetric finish.

Historically, the majority of samples greater than 10 g/t Au were re-assayed with a gravimetric finish. The detection limits for Au have varied over time and by laboratory: from 1987 to 2002 the lower detection limit was 0.0343 g/t (0.001 opt); and from 2002 to 2011, the lower detection limit was 0.0103 g/t (0.0003 opt).

Analytical results are received via e-mail. Certified copies of the assay certificates are delivered by mail.

Sample data are merged with the final digital assay certificate to create an Excel assay file for all drillholes. After validation checks are complete, this file is imported into the MineSight database (Fort Knox) or appended to the assay table in the Access database (Gil).

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

11.4	Quality Assurance and Quality Control

11.4.1	Description and Procedures

FGMI’s Quality Control and Quality Assurance (QA/QC) program is designed to ensure the accuracy and integrity of the data. The analytical quality control program includes the submission of blank, certified reference material (CRM), and duplicate samples and umpire check assaying. Annual analytical quality control reviews are prepared by site geologists.

Blank samples are inserted at a rate of approximately 0.5% of total samples. Blank material is sourced from reject material from RC or core drillholes that assay below the detection limit of Au or material from Browns Hill Quarry in North Pole, Alaska. All material is assayed for Au concentration verification prior to use. FGMI’s technical staff carefully monitors the results of the submitted blanks to check for possible contamination during the analytical process. Batches with samples falling above the acceptable limit are investigated and re-assayed if necessary.

CRM samples are sourced from Rocklabs Ltd., Auckland, New Zealand, and submitted at a rate of approximately 5% of total samples. FGMI’s technical staff monitors the performance of the standard samples submitted for analysis to ensure that the results lie within acceptable tolerance levels. Recent sample performance indicates no significant areas of concern.

Pulp duplicates are requested at the primary lab at a rate of approximately 2.5%.

Since 1991, Fairbanks Gold has conducted check assays at an umpire laboratory. Pulp samples are shipped from the primary laboratory to the secondary umpire laboratory for an independent check at a rate of 5% of total samples.

11.4.2	Fort Knox Analytical QC Results and Analysis 2011- 2014

The external laboratory analytical quality control data produced for the Fort Knox project between 2011 and 2014 are summarized in Tables 11-1 and 11-2 by year and laboratory. The quality control data produced during this timeframe represent approximately 8% of the total number of samples assayed.

158 blank samples were submitted between 2011 and 2014, with an overall failure rate of 9% (Table 11-1). FGMI sets the warning limit for blank samples low compared to standard industry practice, at 3 times the detection limit, or 0.03 g/t Au.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Five CRM from Rocklabs Ltd. were used and in total, 2,806 CRM samples were submitted, with passing rates exceeding 94% at the primary laboratory each year (Table 11-2). Pulp duplicates at the primary lab were routinely submitted, and duplicate pair data reviewed. A pulp split was sent as a check sample to the umpire laboratory for 7.4% of samples during 2011-2012 and 4.3% in 2013.

Table 11-1: Fort Knox 2011-2014 Summary of Analytical Quality Control Data – Blanks

Year	Lab	Min (Au g/t)	Max (Au g/t)	Accepted Value (Au g/t)	No. Submitted	No. Returned	Pass (within 3SD)	Within 2SD	% Pass	No. Fail	% Fail
2011	Alaska	0	0.0514	0.03	55	55	53		96.36	2	3.64
2011	ALS				0
2012	ACME	0	0.2979	0.03	57	57	54		94.74	3	5.26
2012	ALS				0
2013	ACME				0
2013	ALS	0	0.3425	0.03	23	23	19		82.61	4	17.39
2014	ALS	0	0.2705	0.03	23	23	18		78.26	5	21.74
2014	Inspectorate				0
Total					158	158	144		91.14	14	8.86

Table 11-2: Fort Knox 2011-2014 Summary of Analytical Quality Control Data – CRM

Year	Lab	QC ID	Min (Au g/t)	Max (Au g/t)	Certified Value (Au g/t)	No. Subm- itted	No. Retu- rned	Pass (< 3SD)	< 2SD	% Pass	No. Fail	% Fail
2011	Alaska	OxC72	0.0583	0.4423	0.2050	145	145	139	135	95.86	6	4.14
		OxD73	0.2194	1.0046	0.4160	140	140	138	133	98.57	2	1.43
		OxG70	0.4046	1.7966	1.0070	139	139	137	136	98.56	2	1.44
		OxI67	0.9977	2.3074	1.8170	151	151	149	147	98.68	2	1.32
		OxJ64	0.2023	2.5406	2.3660	134	134	133	130	99.25	1	0.75
		Total				709	709	696	681	98.17	13	1.83
	ALS	OxC72	0.1851	0.2091	0.2050	27	27	22	21	81.48	5	18.52
		OxD73	0.0137	0.9943	0.4160	24	24	19	19	79.17	5	20.83
		OxG70	0.4011	1.0423	1.0070	28	28	23	23	82.14	5	17.86
		OxI67	0.0549	1.8617	1.8170	14	14	10	10	71.43	4	28.57
		OxJ64	1.9920	2.3828	2.3660	14	14	10	10	71.43	4	28.57
		Total				107	107	84	83	78.50	23	21.50
2012	ACME	OxC72	0.1166	1.8240	0.2050	136	136	123	108	90.44	13	9.56
		OxD73	0.2297	0.4766	0.4160	136	136	126	111	92.65	10	7.35
		OxG70	0.8949	1.0903	1.0070	141	141	140	134	99.29	1	0.71
		OxI67	1.5360	1.9543	1.8170	143	143	138	129	96.50	5	3.50

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Year	Lab	QC ID	Min (Au g/t)	Max (Au g/t)	Certified Value (Au g/t)	No. Subm- itted	No. Retu- rned	Pass (< 3SD)	< 2SD	% Pass	No. Fail	% Fail
		OxJ64	1.8103	2.6777	2.3660	148	148	138	125	93.24	10	6.76
		Total				704	704	665	607	94.46	39	5.54
	ALS	OxC72	0.1989	0.4389	0.2050	10	10	9	9	90.00	1	10.00
		OxD73	0.3874	0.4286	0.4160	13	13	13	12	100.00	0	0.00
		OxG70	0.4183	1.0800	1.0070	13	13	12	11	92.31	1	7.69
		OxI67	1.5566	1.9509	1.8170	25	25	24	22	96.00	1	4.00
		OxJ64	2.2423	2.4411	2.3660	16	16	16	16	100.00	0	0.00
		Total				77	77	74	70	96.10	3	3.90
2013	ACME	OxC72	0 .1930	0.2160	0.205	4	4	4	4	100	0	0
		OxD73	0.4120	0.4310	0.416	4	4	4	4	100	0	0
		OxG70	1.0200	33.6685	1.007	3	3	1	1	66.66	1	33.33
		OxI67	1.8650	1.9714	1.817	2	2	2	2	100	0	0
		OxJ64	2.2600	2.4100	2.366	4	4	4	4	100	0	0
		Total				17	17	15	15	93.3	1	6.7
	ALS	OxC72	0.1920	0.2160	0.2050	44	44	44	44	100.00	0	0.00
		OxD73	0.3909	0.4594	0.4160	51	51	50	47	98.04	1	1.96
		OxG70	0.8777	1.0560	1.0070	36	36	35	35	97.22	1	2.78
		OxI67	1.7451	1.9269	1.8170	40	40	40	40	100.00	0	0.00
		OxJ64	2.2046	2.4926	2.3660	47	47	47	46	100.00	0	0.00
		Total				218	218	216	212	99.08	2	0.92
2014	ALS	OxC72	0.1886	0.2126	0.2050	56	56	56	55	100.00	0	0.00
		OxD73	0.3840	0.4354	0.4160	44	44	44	42	100.00	0	0.00
		OxG70	0.9463	1.0423	1.0070	55	55	55	55	100.00	0	0.00
		OxI67	1.7177	1.9440	1.8170	61	61	61	60	100.00	0	0.00
		OxJ64	2.1737	2.4068	2.3660	38	38	38	36	100.00	0	0.00
		Total				254	254	254	248	100.00	0	0.00
	Inspect- orate	OxC72	0.1783	0.2057	0.2050	5	5	4	4	80.00	1	20.00
		OxD73	0.3909	0.4046	0.4160	3	3	3	2	100.00	0	0.00
		OxG70	0.9394	0.9909	1.0070	3	3	3	3	100.00	0	0.00
		OxI67	1.6560	1.7006	1.8170	3	3	3	1	100.00	0	0.00
		OxJ64	2.1668	2.2148	2.3660	2	2	2	1	100.00	0	0.00
		Total				16	16	15	11	93.75	1	6.25

As part of the 2014 audit, SRK reviewed the analytical quality control data for Fort Knox from 2011 to 2013 (SRK Consulting (Canada) Inc. 2014). Blank and CRM samples were summarized on time series plots to highlight their performance. Paired

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

data (pulp and analytical duplicates and umpire check assays) were analyzed using bias charts, quantile-quantile, and relative precision plots.

SRK’s main conclusions are summarized as follows:

■
With the exception of one sample from 2012, analyses of blank materials consistently yielded gold values below the warning limit of 0.1 g/t gold. The warning limit is defined by SRK as equivalent to ten times the detection limit of Au (0.01 g/t). In fact only two samples assayed above five times the detection limit of Au. Note that FGMI’s own failure limit is set to only three times the detection limit.

■
All standards performed within expected ranges and mean grades were similar to expected values. The majority of outliers yielded values consistent with other standards, suggesting that these samples were mislabelled.

■
Paired assay data examined by SRK suggest that gold assays can only be reasonably reproduced. Rank half absolute difference (HARD) plots suggest that 43.5% of the 2011-2012 pulp duplicate samples and 62.3% of the 2013 pulp duplicate samples have HARD values below 10% indicating that Acme in 2011-2012 and ALS in 2013 had difficulties in replicating the original assay value. This is expected from samples containing coarse gold. With the samples below the detection limit removed, some 44.0% of the umpire check assays from 2011 and 2012 were below 10% HARD. Similarly, 35.6% of the umpire check assays from 2013 were below 10% HARD with the primary and secondary laboratories reversed.

■
SRK considers that the analytical quality control data reviewed attests that the assay results delivered by the primary laboratories used by FGMI in the EOY 2013 resource estimate are generally sufficiently reliable for the purpose of resources estimation.

11.4.3	Fort Knox Analytical QC Results and Analysis pre-2011

QA/QC procedures prior to 2008 are covered in detail in Fairbanks Gold Mining, Inc. (2008) and procedures prior to 2011 are summarized below:

■	Blank control samples have been submitted since 1997, with the frequency varying from one per drillhole to one every 30.5 m (100 ft) or every 20th sample.

■
From 2001 to 2005, in-house standards were prepared by Bondar-Clegg and submitted at a rate of two per core drillhole, and every 30.5 m (100 ft) for RC drillholes. Since 2008 CRM samples from commercial laboratories have been used and inserted approximately every 20th sample.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

■
From 1991 to 2005, FGMI collected separate 1.25 kg samples from every tenth sample collected. Half of these were submitted to the primary lab with the regular dispatch, and the other half to a secondary lab. In addition, every 40th sample was re-assayed by the primary lab.

■
A more rigorous program of primary laboratory duplicate checks was instituted in 2006 when the primary laboratory was changed. Pulp duplicates were selected randomly by the primary lab, at a frequency of 1 duplicate per 7 samples. In addition, every 20th sample was a duplicate that was pulverized by Alaska Assay Laboratories and then shipped to ALS Chemex for secondary lab check assaying. From 2007, 2 samples per 20 were analyzed as pulp duplicates.

In 2011, RPA reviewed the analytical quality control processes and data for Fort Knox (Scott Wilson Roscoe Postle Associates Inc. 2011). In summary, RPA’s main conclusions were:

■	The QA/QC procedures for exploration drillholes generally exceeded industry standards.

■
The QA/QC results for 2008 exploration samples were documented, however, details on accuracy, precision, and failure rates were not provided and the duplicate scatter plots suggested poor precision. Some tables and graphs were available for the 2009 and 2010 QA/QC results, but no discussion on precision, accuracy, insertion and failure rates were documented.

■	Although the lack of formal QA/QC reporting was a significant procedural and documentation issue, it should not have had a material impact on the resource model.

RPA recommended that a standard operating protocol to ensure all of the QC data are compiled and documented on a regular basis should be implemented, and that this should include a QA/QC documentation template with tables, control charts, and graphs, and a description of the insertion rates, failure rates, actions taken, precision levels, and overall accuracy. FGMI implemented RPA’s recommendation and now also produce annual QA/QC reviews.

11.4.4	Gil Analytical QC Procedures, Results, and Analysis

All Gil core and RC samples are submitted to the same QA/QC protocols as Fort Knox, with the following differences and additions.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

RC duplicate samples are collected from the sample splitter reject port at a rate of at least 2 per drillhole, at approximately 61 m (200 ft) intervals.

CRM sample frequency is one per 30.5 m (100 ft) for each core and reverse circulation hole. All CRMs in use since 2012 are sourced from Rocklabs Ltd.

Samples that have fire-assay grades greater than 0.3 g/t (0.01 opt) are re-analyzed by the laboratory with the “cold method” cyanide-soluble assay. Samples are exposed to a solution with a concentration of 0.25-0.50% CN at 20°C and agitated on a shaker table for one hour.

All analytical data is subjected to QA/QC review and a suite of validation checks prior to import into the Microsoft Access database. The pass rate for blank QC samples is 95% (Table 11-3) and the overall pass rate for CRMs is 98% (Table 11-4). The database is subject to annual random checks against original certificates and drill logs.

Table 11-3: Gil 2012-2014 Summary of Analytical Quality Control Data – Blanks

QC ID	Min (Au g/t)	Max (Au g/t)	Accepted Value (Au g/t)	No. Submitted	No. Returned	No. Pass	% Pass	No. Fail	% Fail
Blank	0	1.44	0.034	755	755	716	94.83	39	5.17

Table 11-4: Gil 2012-2014 Summary of Analytical Quality Control Data – CRM

QC ID	Min (Au g/t)	Max (Au g/t)	Certified Value (Au g/t)	No. Submitted	No. Returned	Pass (within 3SD)	Within 2SD	% Pass	No. Fail	% Fail
OxC72	0.0583	0.4423	0.2050	166	166	162	153	97.59	4	2.41
OxD73	0.2194	1.0046	0.4160	162	162	160	152	98.77	2	1.23
OxG70	0.4046	1.7966	1.0070	190	190	189	184	99.47	1	0.53
OxI67	0.9977	2.3074	1.8170	152	152	151	148	99.34	1	0.66
OxJ64	0.2023	2.5406	2.3660	150	150	143	138	95.33	7	4.67
Total				820	820	805	775	98.17	15	1.83

11.5	Comment on Sample Preparation, Analyses, and Security

Kinross uses industry standard sample preparation, analysis, data management and security procedures for its drill programs. Kinross is of the opinion that the adequacy of the samples taken, the security of the storage and shipping procedures, the sample preparation, and analytical procedures used meet industry standard practices and that the results are suitable to estimate mineral resources and mineral reserves.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

12	DATA VERIFICATION

A number of verification checks have been performed on data collected from both Fort Knox and Gil, either in support of technical reports or resource models, or as part of Kinross’ internal validation process.

12.1	Fort Knox

Collar locations and downhole surveys are rigorously reviewed via manual verification methods for erroneous data by FGMI’s technical staff. Following input of data into Excel spreadsheets, data are exported to an ASCII file and subsequently imported into the MineSight software package. Additional validation checks are completed by comparing the MineSight database to the import data.

Data validation checks in accordance with the ongoing Fort Knox QA/QC program are conducted (see Section 11.4). No corrective bias has been detected and no actions or adjustments have been deemed necessary.

SRK audited the analytical quality control portion of FGMI’s QA/QC program in 2014. They concluded that the analytical quality control procedures and data verification measures used by FGMI are consistent with generally accepted industry best practices and are, therefore, adequate to support mineral resource and mineral reserve (MRMR) estimation.

Scott Wilson Roscoe Postle Associates Inc. (RPA) audited FGMI’s model construction and QA/QC program in 2008 and again in 2011. They concluded that the assay dataset in the database for the Fort Knox pit is reliable, with no bias adjustments made to the analytical data.

12.2	Gil

Collar coordinates are validated through checks with known points, comparison with planned coordinates and investigation of any deviations, and comparison with the digital elevation model.

The Excel files of digitized survey data are verified against the handwritten sheet prior to merging into the database.

Compiled geological logging data undergoes both manual and database validation checks to ensure that values are valid. Any errors are flagged and clarified with the rig geologist prior to being imported into the database.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Excel formulas are used to check analytical data and to flag values that are out of range.

In addition to the validation steps described above in the data collection and merging process, all data in the database are subject to random validation by FGMI staff. Periodically, 5% of the data in the database is verified against hard copy records.

The Gil database was subject to an internal database audit in December 2013 (Wilson 2013). Approximately 12% of drillholes from the Gil database were chosen to audit (89 holes totaling 8,919 m). The major conclusions of the internal audit were:

■	the assay database was reasonable with only a few input errors and several errors of omission;
■	treatment of detection limits for assays were not consistent;
■	collar and survey errors consisted of rounding inconsistencies and treatment of downhole survey magnetic declination; and
■
geology errors were high due to recoding and re-logging of handwritten logs. Although there was a high error rate for the geology, the final nine lithological units are likely unaffected by the subtle rock code changes.

All significant errors found during the database audit were addressed prior to the final database release date of January 13, 2014 for the 2014 Gil resource model.

12.3	Comment on Data Verification

The process of data verification for Fort Knox and Gil has been performed by FGMI personnel, personnel of precursor companies, and external consultancies contracted by Kinross and precursor companies. SRK and RPA both recently conducted audits of the data verification processes and found that they are sufficiently reliable to use the analytical and geological data for the purpose of resource estimation.

Data used to support MRMR estimates have been subjected to additional validation, using built-in software program triggers that automatically check data for a range of data entry errors. Verification checks on surveys, collar coordinates, lithology, and analytical data have also been conducted. The checks are appropriate and consistent with industry standards.

The QP has reviewed the reports, and is of the opinion that the data verification programs undertaken at Fort Knox and Gil show that the analytical and geological databases are of a suitable quality to adequately support geological interpretation and the use of the data in MRMR estimation.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

13	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Fort Knox

13.1.1	Mill Recovery

Figure 13-1 shows the historic gold recovery and tons processed in the mill during the last 10 years. The lower recovery period is partially a result of processing lower grade ore at maximum mill capacity.

Figure 13-1: Fort Knox Plant Gold Recoveries vs Mill Feed vs Recovered Metal 2004-2013

13.1.2	Heap Leach Recovery

Projected heap leach recoveries were based on laboratory testing of eight bulk samples which were representative of the material to be leached. Gold recoveries from the ROM feeds ranged from 28% (samples 103A and 200A) to 93% (sample 205B). Average gold recovery was 61.2% with an average of 224 days of leaching and rinsing. Gold extraction was progressing from all eight feeds at a slow rate when leaching was terminated, though a longer leaching cycle would increase gold recoveries somewhat. From this testwork, the following recovery relation was derived and used in mine planning:

Gold recovery at time d (days) = 0.65 - 1/ (0.03d + 1/0.65)

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

The gold recovery from the heap leach ore was 49.9% to date at the end of December 2014, and is predicted to be 65% at the conclusion of the operation.

13.2	Gil

Six column tests from FGMI and three column tests from an outside laboratory formulate the basis for the processing and recovery assumptions for heap leach processing.

An average curve for recovery and cyanide consumption was derived from the data of the 9 column tests (Figure 13-1). A relationship between gold extraction, time, and the solution-to-ore ratio was established (Figure 13-2). In order for Gil to reach a total of 70% recovery, a 2.6 solution-to-ore ratio must be achieved. The cyanide consumption after attaining 2.6 solution:ore tonnes was measured as 0.05 kg/t (0.1 lb/st).

Figure 13-2: Gil Gold Recovery vs Leach Pad Solution Volume

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 13-3: Gil Cyanide Consumption vs Recovery

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

14	MINERAL RESOURCE ESTIMATE

14.1	Mineral Resource Statement

The Fort Knox Mineral Resource statement, as of year-end 2014, comprises Measured, Indicated and Inferred Resources for both the Fort Knox deposit and the Gil deposit. The Mineral Resources are reported in accordance with the definitions in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), which became effective February 1, 2001.

Mineral Resources are reported exclusive of Mineral Reserves within a US$1,400/oz Au price pit shell, but outside of the Life-of-Mine US$1,200/oz Au price pit. Mineral Resources are reported at cutoff grades of 0.16 g/t gold for Fort Knox and 0.21 g/t for Gil.

The Fort Knox Mineral Resources were reported below the projected December 31, 2014 mined surface. Tables 14-1 and 14-2 show the classified Mineral Resources, exclusive of Mineral Reserves.

The Fort Knox mine has been extracting gold with the existing milling process since 1996. The Walter Creek heap leach pad was added in 2009. The leach process allows for extraction of gold from lower grade material that is not economic at milling costs.

The Fort Knox Mineral Resource has an effective date of December 31, 2014. The Fort Knox Mineral Resource block model was prepared by Ms. Rebecca Morgan, PGeo, Resource Modeler with FGMI.

Kinross is not aware of any environmental, permitting, legal, title, location, socio-economic, marketing, political, or other modifying factors which could materially affect the Fort Knox Mineral Resource estimate.

Table 14-1: Fort Knox Mineral Resource Estimate Effective December 31, 2014

Classification	Tonnes (000’s)	Au Grade (g/t)	Au Ounces (000’s)
Measured	8,416.2	0.41	109.6
Indicated	67,521.3	0.37	802.6
TOTAL	75,937.5	0.37	912.2
Inferred	9,474.1	0.41	126.3
Notes:
1. Mineral Resources are exclusive of Mineral Reserves.
2. Mineral Resources are estimated according to CIM Definitions.
3. Mineral Resources are estimated at a cutoff grade of 0.16 g/t Au based on a gold price of US$1,400/oz.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

The Gil Mineral Resource has an effective date of December 31, 2014. The Gil Mineral Resource block model was prepared by Mr. Scott Jimmerson, PGeo, Senior Manager, Reserve Modelling with Kinross.

Kinross is not aware of any environmental, permitting, legal, title, location, socio-economic, marketing, political, or other modifying factors which could materially affect the Gil Mineral Resource estimate.

Table 14-2: Gil Mineral Resource Estimate Effective December 31, 2014

Classification	Tonnes (000’s)	Au Grade (g/t)	Au Ounces (000’s)
Measured	-	-	-
Indicated	29,515.8	0.56	532.7
TOTAL	29,515.8	0.56	532.7
Inferred	4,026	0.49	62.8
Notes:
1. Mineral Resources are exclusive of Mineral Reserves.
2. Mineral Resources are estimated according to CIM Definitions.
3. Mineral Resources are estimated at a cutoff grade of 0.21 g/t Au based on a gold price of US$1,400/oz.

14.2	Fort Knox Mineral Resource Estimate

FGMI prepared the Fort Knox resource estimate using MineSight software to construct the geological solids, prepare assay data for geostatistical analysis, construct the block model, estimate metal grades, and tabulate mineral resources. Snowden Supervisor software was used to confirm search distances and orientations based on variography.

14.2.1	Database

The Fort Knox dataset is maintained in Excel worksheets that are imported into MineSight. See section 12.1 for further details on data management and verification.

The EOY 2014 database contains 219,625 nominal 1.52 m (5 ft) long samples, 201,070 of which have a gold assay greater than or equal to 0.00 g/t. Unassayed intervals are not used and are shown as ‘missing’ in the estimate. The average length of core holes is 257 m (Table 14-3), while RC holes average 230 m. The shortest holes in both categories (less than 20 m) were holes abandoned and subsequently re-drilled with a different hole number. As the target depth has consistently increased over time, the longest holes have been drilled in the past five years (19 RC holes greater than 450 m and 8 core holes greater than 500 m).

The EOY 2014 resource model is based on data from 1,421 drillholes. Drilling includes 489 core, 792 RC, and 140 geotechnical/dewatering holes totalling 338,515 m. The

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

average drill spacing for drillholes within the 2014 LOM pit shell is 29.8 m (97.9 ft) in all directions. Table 14-3 outlines the number of core and RC holes utilized to generate the most recent resource model (geotechnical and dewatering holes are excluded from the table). The drillhole recoveries listed in Table 14-3 are variably impacted by historical drilling. Recent drill campaigns (2013 and 2014) have averaged over 90% recovery (see section 10.3).

Holes are rejected from the resource model based on sample recovery, sample weight, drill log comments (i.e., contamination, abnormal drilling), water in the hole, and/or visual comparison of assay results from the hole in question and surrounding holes. At Fort Knox, blasthole data can be used (where available) to support exploration variography. Suspect intervals are examined in cross-section and drill logs are reviewed accordingly. Two MineSight Compass procedures are used as an additional check to evaluate downhole contamination and cyclicity. As part of Kinross’ best practices, the Resource Modeler and Senior Geologist confer prior to data rejection.

Table 14-3: Fort Knox Drillhole Database Statistics

Data	RC	Core
Number of Holes	792	489
Total Metres (m)	181,871	125,881
Average Recovery (%)	77.6	89.7
Average Length (m)	229.6	257.4
Shortest Hole (m)	12.2	17.4
Longest Hole (m)	487.7	548.6

14.2.2	Bulk Density

As the ore body is relatively homogeneous, a density of 2.56 t/m3 is applied globally to all domains. This density is based on analysis of samples using 25 immersion tests (FGMI), 99 pycnometer tests (Bondar-Clegg), and one volumetric determination of a bulk sample supplied by FGMI.

14.2.3	Domains

Four different large structural domains within the main granite lithology have been modelled: West, Mid, East, and Far East (codes 10, 20, 30, and 40, respectively). The granite domains are structural and were created in 3D using mineralized trends and field data from geologic mapping. Originally, in 2005, three granite domains were created, and then in 2006 the eastern portion of domain 30 was separated into a new

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

domain (40). In 2012, these domains were extended laterally and at depth to encompass expanded model limits.

In general, the Mid and East zones are dominated by one or two structural trends, whereas the West and Far East zones exhibit several structural trends. The boundaries between the granite domains are considered as soft boundaries for grade estimation (Table 14-4). As a result of contact analysis, each domain is interpolated independently but composites from all other granite domains can be used if they fall within the search criteria.

The fifth domain is schist (code 4), which intersects all four granite domains. The schist domain was created by digitizing polylines in sections using 15 m (50 ft) spacing and snapping to drillholes. The polylines were then used to create the wireframe which is used for coding the drillholes and model.

The schist domain wireframe has precedence over the granite domains, and the boundaries between the schist domain and granite domains are considered as hard boundaries for grade estimation (Table 14-4). In the resource model, the schist domain is not interpolated despite having some minor gold values, mostly near the contact with the granite.

The geological domain wireframes are not clipped to the surface topography or to each other as a precedence is set for all.

Contact profiles were generated to confirm the grade interpolation limits along the domain contacts (Figure 14-1). Contacts may be interpreted as either soft, showing no significant grade differential at, or near, the contact or hard, showing a sharp grade differential at the domain contact.

Table 14-4: Fort Knox Domains and Contact Relationships

	Description	Code	Boundary1
Domain
			10	20	30	40	4
West	Mineralized Granite – several structural trends	10	-	S	S	S	H
Mid	Mineralized Granite – one structural trend	20	S	-	S	S	H
East	Mineralized Granite – one structural trend	30	S	S	-	S	H
Far East	Mineralized Granite – several structural trends	40	S	S	S	-	H
Schist	Unmineralized Schist	4	H	H	H	H	-
1 S = soft boundary (samples can be used from either domain), H= hard boundary

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 14-1: Fort Knox Contact Plot Analysis. (a) Soft boundary between domains 10 and 20, (b) Hard boundary between domains 4 and 10. N.B. Distance from contact is in feet and Au grade is in opt. Soft boundaries denote that each domain is interpolated independently but composites from all other granite domains can be used if they fall within the search criteria.

14.2.4	Capping Strategy

High grade raw assays are capped at 17.14 g/t gold (0.5 opt gold) prior to compositing based on reviews of gold assay cap statistics (Figure 14-2). All domains were capped at the same value and capping takes place directly in a MineSight database file. Gold assay statistics are summarized, by domain, in Table 14-6. In the EOY 2014 resource model, 337 assay intervals were capped (Table 14-5), representing 0.84% of assay data at or above the 0.35 g/t reserve cutoff grade of mill ore (A-ore), 0.54% of assay data at or above the 0.19 g/t reserve cutoff grade of leach ore (C-ore), or 0.22% of all assay data (of at least 0.00 g/t). The metal reduction for samples above mill ore grade is 8.14%.

Table 14-5: Fort Knox Au Capping Analysis

Domain	Capped grade (g/t)	Samples Capped	Percentile Cap
10	17.14	24	99.99
20	17.14	133	99.99
30	17.14	116	99.99
40	17.14	64	99.99
4	-	-	-

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 14-2: Fort Knox Log Cumulative Probability Plot of Uncapped Assay Data. N.B. Au is displayed in opt.

Table 14-6: Fort Knox Gold Assay Statistics by Domain

Domain	Data Type	Count	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Standard Deviation	CV
10	Raw Samples	32,622	0	57.98	0.36	1.25	3.44
	Capped Samples	32,622	0	17.14	0.35	1.02	2.87
20	Raw Samples	39,078	0	156.21	0.69	2.42	3.52
	Capped Samples	39,078	0	17.14	0.65	1.69	2.61
30	Raw Samples	48,250	0	110.64	0.52	2.20	4.25
	Capped Samples	48,250	0	17.14	0.48	1.32	2.78
40	Raw Samples	34,168	0	449.38	0.44	3.12	7.06
	Capped Samples	34,168	0	17.14	0.4	1.21	3.03
4	-	-	-	-	-	-	-

14.2.5	Compositing

Grade-capped assay intervals were combined into 4.6 m (15 ft) downhole composites. Rejected assay intervals were excluded from compositing; reasons for rejection are outlined in section 14.2.1.

Composites were assigned a code corresponding to one of the five defined structural domains. A composite was given the code corresponding to a domain if more than half

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

of its length fell within that domain. Composite statistics for the Fort Knox deposit are summarized in Table 14-7, by domain.

Table 14-7: Fort Knox Capped Gold Composite Grade Statistics by Domain

Domain	Samples	Mean (g/t)	SD	CV	Min.	Max.
Schist (4)	15,168	0.051	0.007	4.938	0.000	10.296
West (10)	10,424	0.329	0.020	2.004	0.000	11.530
Mid (20)	12,491	0.600	0.032	1.849	0.000	15.960
East (30)	15,443	0.422	0.023	1.904	0.000	12.353
Far East (40)	11,332	0.377	0.023	2.210	0.000	13.989

14.2.6	Variography

The spatial continuity of gold was assessed on the basis of correlograms, in orientations determined from blasthole data and confirmed with exploration data. The reliance on grade control data for spatial continuity orientation stemmed from a recommendation made in 2010 by RPA. All subsequent spatial analysis has been performed on this basis. The composite data show a high nugget effect combined with relatively long ranges for all domains. Table 14.8 summarizes the variogram models used in the EOY 2014 resource model; these variogram models are based on correlograms that were fitted in 2012 and are reviewed annually. Ranges from these models were used to determine the search ellipsoid size and orientation used for grade estimation. Search ellipsoid parameters were created using MineSight Data Analyst software. Axis lengths of the new ellipsoids were created using exploration variography at 90% of the sill. This ratio was applied to blasthole variography to obtain final ellipse axis lengths.

Table 14-8: Fort Knox Variography Parameters

Domain	Nugget	Range (m)			Rotation
		Major	Minor	Vertical	About Z	About X	About Y
West (10)	0.69	91.44	76.20	15.24	333.60	27.40	41.70
Mid (20)	0.69	91.44	60.96	30.48	315.33	13.26	46.15
East (30)	0.70	91.44	45.72	22.86	125.50	22.10	-14.80
Far East (40)	0.64	91.44	91.44	30.48	313.54	-10.11	54.32

14.2.7	Estimation Methodology

The EOY 2014 block model was interpolated using MineSight Compass procedures. The block model parameters are listed in Table 14-9. The block sizes used were 15.2x15.2x9.1 m high (50x50x30 ft).

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

A local mine grid is used, which is based on the Alaska state plane grid. The center of the pit is near 3,048 m north (10,000 ft) and 3,048 m east (10,000 ft) based on a surveyed benchmark. Model limits extend from 0 to 5,791 m east, 1,524 to 4,420 m north and -308 to 762 m in elevation.

A density value of 2.56 t/m3 is applied globally to all domains (see Section 14.2.2).

The granite-schist contact surface is modified for each new block model with additional information obtained through new drilling and/or pit mapping (highwall and blasthole mapping).

A gold grade was interpolated into the block model using inverse distance squared algorithm (ID2) on capped Au composites and an. Interpolation parameters include a minimum of 2 composites, a maximum of 12 composites, and a maximum of 4 composites per drillhole. Search orientations and distances were based on variography by domain (Table 14-8).

The four granite domains were interpolated with separate search orientations and distances. However, interpolation was run with soft boundaries for the four granite domains indicating that composites inside an adjoining domain could also be used for to estimate a block inside another domain.

The schist domain is not interpolated since Au mineralization is minimal, occurring mostly near the contact with the granite. Gold grade is interpolated within the schist domain for the blasthole grade control model and very few schist blocks are modelled as ore. Due to the metallurgical variation and sparse grades, FGMI has determined that it is best to omit the schist grades from the resource estimate. Gold grades for the schist are set to ‘-1’ to represent ‘no data’.

Table 14-9: Fort Knox EOY 2014 Model Parameters

Parameter	Value
Block Origin Easting1	0
Block Origin Northing1	5,000
Block Origin Elevation	1,010
Columns	380
Rows	190
Levels	117
Block Size (ft)	50x50x30
Block Size (m)	15.2x15.2x9.1
Rotation	N/A
 1 Local mine grid coordinates in feet

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

14.2.8	Resource Classification

In collaboration with Kinross Technical Services (KTS), the resource classification scheme established at Fort Knox uses the average exploration drilling grid spacing to delineate Measured, Indicated, and Inferred resources (Table 14-10). The EOY 2014 block model was classified considering the following criteria:

■	Measured: Blocks estimated from three samples from different drillholes located within 32 m (105 ft), provided one sample was within 22.9 metres (75 ft);

■	Indicated: Blocks estimated from two samples from different drillholes within 56.4 m (185 ft), provided one sample was within 45.7 metres (150 ft); and

■
Inferred: Two runs were used to classify Inferred blocks. The first run classified blocks estimated from two samples from different drillholes within 76.2 m (250 ft), provided one sample was within 53.3 m (175 ft). The second run set the block as Inferred if it was estimated from one sample within 61 m (200 ft).

Table 14-10: Fort Knox Resource Classification Parameters

Run	Classification Runs	Measured	Indicated	Inferred
	X axis search range (m)	32	56.39	76.2
1st Run	Y axis search range (m)	32	56.39	76.2
	Z axis search range (m)	32	56.39	76.2
	Holes to be found	3a	2b	2c
	X axis search range (m)	n/a	n/a	60.96
2nd Run	Y axis search range (m)	n/a	n/a	60.96
	Z axis search range (m)	n/a	n/a	60.96
	Holes to be found	n/a	n/a	1
a one hole within 22.9 m, b one hole within 45.7 m, c one hole within 53.3 m

14.2.9	Resource Validation

The Fort Knox block model was validated using a number of techniques to confirm the assignment of appropriate variables and grade estimation. These techniques included:

■	visual confirmation of block estimates to informing drilling data on plan and sectional views in MineSight;

■	interpolation using ordinary kriging (OK) and comparison to the ID2 model;

■	swath plots for composited data and the ID2 model; and

■	grade-tonnage curves (Figure 14-3 and Table 14-11).

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

No local bias appears to be present.

SRK audited the EOY 2013 model as part of the 2014 audit (SRK Consulting (Canada) Inc. 2014). The EOY 2013 model was estimated using the same methodology and parameters as the EOY 2014 model. SRK performed various model validation tasks, ranging from visual comparisons of block estimates and local composites on cross-sections to a quantitative global check, and included:

■	reproduction of the FGMI EOY 2013 model;

■	parallel estimation to assess sensitivity of the block model to changes in estimation parameters; and

■	change of support correction and assessment of model smoothness.

SRK concluded that overall, the mineral resource model is a robust and adequate representation of the informing data (SRK Consulting (Canada) Inc. 2014).

Figure 14-3: Fort Knox Grade-Tonnage Curve

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 14-11: Fort Knox Grade-Tonnage Curve Data

	Incremental			Cumulative
Cutoff	Tonnes	Au Grade (g/t)	Au oz	Tonnes	Au Grade (g/t)	Au oz
0.000	418,608,207	0.041	553,715	988,932,986	0.343	10,983,244
0.171	213,417,639	0.250	1,717,316	570,324,779	0.583	10,429,529
0.343	132,465,878	0.418	1,781,397	356,907,140	0.754	8,712,214
0.514	79,676,473	0.590	1,510,621	224,441,262	0.960	6,930,816
0.686	48,484,923	0.761	1,186,470	144,764,789	1.166	5,420,195
0.857	29,811,318	0.936	897,100	96,279,866	1.371	4,233,726
1.029	19,521,111	1.107	695,031	66,468,548	1.577	3,336,626
1.200	13,538,218	1.279	556,631	46,947,437	1.749	2,641,595
1.371	8,973,768	1.450	418,420	33,409,219	1.954	2,084,964
1.543	6,558,947	1.625	342,696	24,435,450	2.126	1,666,544
1.714	4,769,386	1.793	274,955	17,876,503	2.297	1,323,848
1.886	3,518,376	1.965	222,225	13,107,117	2.503	1,048,893
2.057	2,307,645	2.136	158,473	9,588,741	2.674	826,668
2.229	1,825,377	2.304	135,213	7,281,096	2.846	668,195
2.400	1,419,423	2.479	113,122	5,455,719	3.051	532,982
2.571	1,019,729	2.654	87,001	4,036,296	3.223	419,860
2.743	680,999	2.822	61,779	3,016,567	3.429	332,860
2.914	548,185	2.997	52,812	2,335,568	3.600	271,080
3.086	404,920	3.171	41,286	1,787,384	3.806	218,268
3.257	288,435	3.350	31,063	1,382,464	3.977	176,981
3.429	1,094,029	4.149	145,919	1,094,029	4.149	145,919

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

14.2.10	Economic Parameters for Resource Calculation

14.2.10.1	Cutoff Grade

The resource cutoff grade for the Fort Knox pit of 0.16 g/t gold is derived based on a gold price of US$1,400/oz (Table 14-11).

Table 14-12: Fort Knox Resource Cutoff Calculation

Area	Units	Value
Gold Price	US$/oz	1,400
Gold Price	US$/g	45.01
Recovery (at cutoff grade)%		65.0
Effective Revenue	US$/g	29.26
Less Royalty	US$/g	-
Less per g Costs	US$/g	(3.35)
Realized Revenue	US$/g	25.91
Costs to Produce	US$/t	4.05
Cutoff (in place)	g/t	0.16
Dilution	%	0
Resource Cutoff Grade	g/t	0.16

14.2.10.2	Pit Shell Parameters

Mineral Resources are constrained using an optimized Lerchs-Grossman pit shell. Pit optimization parameters are detailed in section 15.1.

14.3	Gil Mineral Resource Estimate

Kinross Technical Services (KTS) prepared the Gil resource estimate using Vulcan software to construct the geological solids, prepare assay data for geostatistical analysis, construct the block model, estimate metal grades, and tabulate mineral resources. Snowden Supervisor software was used to confirm search distances and orientations based on variography.

14.3.1	Database

The Gil database is maintained in Microsoft Access software and .csv files were exported by FGMI Exploration staff and supplied to KTS for the collar, survey, assay, geology, and density tables.

Drillhole spacing at Gil is quite variable by area and lithology, but tends to be most clustered where the high gold grades are located. In general, Gil has the closest

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

spaced drilling and Sourdough has the widest spacing drilling. The units Amph, BCQMSc, and IFS have closer spaced drilling (see Table 14-13 for lithological codes).

There are 47,936 assayed intervals totalling 73,105 m in the database used for estimation, including 39,268 assays greater than 0.00 g/t Au totalling 59,877 m. After intervals or holes were rejected by FGMI’s technical staff, based upon sample recovery, potential contamination notes in the drill logs, water in the hole, and/or visual comparison of assay results from hole to surrounding holes, the total number of assay greater than 0.00 g/t Au is 39,033.

In addition to holes rejected by site staff, a contamination review was completed by KTS using SGeMS software utilities. These utilities look for bias between RC and core drillholes, downhole decay contamination in RC holes, and cyclicity contamination in RC holes. No holes were rejected from estimation after this review.

Table 14-13: Gil-Sourdough Lithological Codes

Rock-Type	Description	Code
OB	Overburden	900
Dio	Diorite	800
Amph	Amphibolite	700
MRBL	Marble	600
BCQMSc	Biotite-chlorite-quartz-mica schist	500
IFSc	Interlayered felsic schist	400
AQMSc	Actinolite-quartz-mica schist	300
Qte	Quartzite	200
QMS	Quartz-mica schist	100

14.3.2	Bulk Density

The descriptive statistics for density are based on raw data by lithology. Each lithological unit has a defined density (Table 14-14). Density measurements are conducted on pieces of skeletonized core, noting depth, lithology type, and oxidation state by using the water displacement (Archimedes) method. Typically, readings are taken every 30.5 m (100 ft) down hole. Samples are fully dried prior to weight in air readings and porous samples are shellacked as needed.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 14-14: Gil Specific Gravity by Domain

	OB1	AMPH	AQMS	BCQMS	DIO	IFS	MRBL	QMS	Qte
No. Samples	0	17	49	339	20	9	30	406	70
Min		2.6915	2.3948	1.5237	2.3036	2.3197	1.9732	1.3589	1.6414
Max		3.1036	3.1809	3.3985	2.7477	2.558	2.959	3.3388	2.7685
Mean g/cc	1.73	2.90	2.66	2.69	2.61	2.47	2.62	2.62	2.58
Mean st/cf	0.054	0.091	0.083	0.084	0.082	0.077	0.082	0.082	0.080
   1 Specific gravity provided by FGMI

14.3.3	Domains

Lithological domains were created (Tables 14-13 and 14-15) with the default lithological unit as QMS. In areas where BCQMSc is folded with AQMSc, the AQMSc shape will overlap and priority coding is used for back-flagging composites and the block model. Figure 14-4 shows a type section along with modelled lithological wireframes through Gil and North Gil.

The domains were built using sectional polygons on 15.2 m (50 ft) or 30.5 m (100 ft) centres oriented at an azimuth of 320°, with the exception of the IFSc which was modelled on sections running north-south. Drillholes were snapped to where possible. Overburden was modelled as a surface from both points down the hole and points that maintained a relative distance down the hole where no drilling existed. The oxidation surface was updated with current logging information.

Box and Whisker plots were used to determine if any of the lithological domains could be combined for estimation. The BCQMSc and Amph both have high grade assays, but there is very little Amph modelled so the two were combined for estimation, but not for density coding. Additionally, Qte has a similar grade distribution to the QMS so the two were combined for estimation. The other units either had significantly different grades and/or the shape orientations differed, so they were kept separate.

Contact analysis was completed between most of the domains (examples in Figure 14-5). In general, the domains were treated as hard boundaries due to the difference in lithologies and/or grade in the domains, with some exceptions treated as soft boundaries (Table 14-15), defined as the domain listed being able to use samples from the domains specified as ‘soft’.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 14-4: Gil and North Gil Section Views Showing Domains. Location of section C’-C is shown in Figure 7.3. N.B. Scale is displayed in feet.

Figure 14-5: Gil Contact Plot Analysis. Showing an example of a hard (BCQMS_1:QMS_1) and a soft boundary (QMS 2:QTE 2). N.B. Scale is displayed in feet and Au is displayed in opt.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 14-15: Gil Estimation Domains and Contact Relationships

Domain	Code	Boundary with other domains (hard if not specified)
		Combined domains	Soft Boundary1	Soft Boundary for 3 m
QMS_1	110	-	120, 210	331, 332, 420
QMS_2	120	-	110, 220	331, 332, 420
QMS_3	130	-	-	-
QMS_4	140	-	-	-
Qte_1	210	-	110	-
Qte_2	220	-	120	-
AQMS_1	310	-	-	-
AQMS_3-1	331	-	332	110, 120
AQMS_3-2	332	-	331	110, 120
IFSc_1	410	-	-	-
IFSc_2	420	-	-	110, 120
BCQMS_1-1	511	530	-	-
BCQMS_1-2	512	-	-	-
BCQMS_2-1	521	-	-	-
BCQMS_2-2	522	-	-	-
BCQMS_3	530	511	-	-
BCQMS_4	540	-	600	-
MRBL	600	-	540	-
Amph_1	710	-	-	-
Amph_3	730	-	-	-
Dio_1	810	-	-	-
Dio_3	830	-	-	-
OB	900	-	-	-
1 Defined as the domain listed being able to use samples from the domains specified under ‘soft boundary’ column.

14.3.4	Exploratory Data Analysis

Raw drillhole data was loaded into Maptek’s Vulcan 3D modelling software (Vulcan) and desurveyed, exported as .csv files and loaded into Snowden’s Supervisor geostatistical software (Supervisor) for preliminary exploratory data analysis (EDA).

After preliminary EDA by logged lithology codes, it was determined that interpreted lithology codes would be the most suitable to use.

14.3.5	Capping Strategy

Raw assay capping analysis was performed by domain in Supervisor. Final capping values were based on probability plots (Appendix C) and capping statistics (Table 14-

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

16). Most of the lithology units (domains) appear to be single distributions with the exception of the IFSc. The IFSc wireframe was built by including other lithology units in areas with minor amounts of IFSc, and this contributed to a bi-modal distribution. KTS determined that it was not possible to spatially separate the populations at this time. The OB, MRBL, and Dio plots were very rough due to a limited number of samples and/or mixing of lithology. KTS based the capping values on inflections in the log-probability plots at, or around the 99th percentile. The capping strategy reduced the metal content by 8%.

Table 14-16 Gil Au Capping Analysis

Domain	Number of Samples	Cap level (g/t)	Number of Capped	% Capped	Grade (g/t)	Grade Capped (g/t)	Metal Removed
OB	695	No cap			0.213
Dio	117	No cap			0.021
MRBL	270	3.43	2	0.74%	0.295	0.185	37.2%
BCQMS-Amph	11,570	12.00	34	0.29%	0.501	0.480	4.1%
IFS	601	6.86	2	0.33%	0.425	0.415	2.4%
AQMS	3,037	5.14	12	0.40%	0.182	0.165	9.4%
Qte	1,904	6.51	5	0.26%	0.141	0.117	17.1%
QMS	28,195	5.14	88	0.31%	0.147	0.127	14.0%
Total of Capped	45,577	Variable	143	0.31%	0.247	0.226	8.2%

14.3.6	Compositing

A 3.05 m (10 ft) composite length was chosen due to the narrow dimensions of the mineralized domains in some areas. Composites were broken at domain contacts down the hole. Since most of the sampling at the project was done on 1.52 m (5 ft) lengths, the resulting composites were either 3.05 m (10 ft) or 1.52 m (5 ft) in length. Scatter plots of length vs grade were created and KTS determined that there was no grade bias by length.

Descriptive statistics by domain for the composite database for uncapped data, capped data, (Table 14-17) and capped and declustered data (Table 14-18) were determined.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 14-17: Gil Uncapped and Capped Au Composite Statistics by Domain1

Domain	No. of Samples		Uncapped				Capped
		Min (all)	Au (g/t)	SD	CV	Max (g/t)	Au (g/t)	SD	CV	Max (g/t)
BCQMS-Amph	6,170	0.0000	0.535	1.337	2.47	26.67	0.51	1.06	2.08	12.00
AQMS	1,605	0.0000	0.189	0.651	3.38	12.55	0.17	0.45	2.52	5.14
QMS	14,489	0.0000	0.154	0.720	4.76	41.38	0.13	0.38	2.9	5.14
Dio	64	0.0000	0.024	0.034	2.5	0.34	0.00	0.00		0.00
IFS	326	0.0000	0.483	1.406	2.89	22.66	0.43	0.69	1.6	6.86
MRBL	141	0.0000	0.309	1.440	4.72	16.63	0.20	0.45	2.26	2.78
OB	521	0.0000	0.213	1.029	4.77	21.09	0.00	0.00		0.00
Qte	1,039	0.0000	0.141	0.754	5.31	17.97	0.12	0.45	3.61	6.41
1 Since both the OB and Dio were not estimated in the block model, only the uncapped statistics are provided.

Table 14-18: Gil Capped and Declustered Au Statistics by Domain1

Domain	No. of Samples		Capped and Declustered
		Min (all)	Au (g/t)	SD	CV	Max (g/t)
BCQMS-Amph	6,170	0.0000	0.456	0.960	2.07	12.00
AQMS	1,605	0.0000	0.165	0.411	2.57	5.14
QMS	14,489	0.0000	0.123	0.343	2.89	5.14
Dio	64	0.0000				0.00
IFS	326	0.0000	0.350	0.549	1.61	6.86
MRBL	141	0.0000	0.247	0.514	2.11	2.78
OB	521	0.0000				0.00
Qte	1,039	0.0000	0.110	0.343	3.18	6.41
1 Since both the OB and Dio were not estimated in the block model, only the uncapped statistics are provided.

14.3.7	Variography

Variogram models by domain were calculated in Snowdon Supervisor. Variograms were normal score transformed and then back-transformed for estimation. There are 23 domains (by lithology, by area) in all. No estimate was performed for domains OB, Dio_1, or Dio_3. Domain combinations were: Amph_1 with BCQMS_1-1, Amph_3 with BCQMS_3, Qte_1 with QMS_1, and Qte_2 with QMS_2. Only 11 of the remaining 16 domains had enough data to produce reasonable variograms (parameters in Table 14-19).

The resultant ellipsoids for each domain were loaded into Vulcan for visual validation that the size, shape, and orientation was geologically reasonable. For domains where variograms could not be created, a best fit search ellipsoid was created and visualized in the same manner.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 14-19: Gil Variography Parameters

					Structure 1				Structure 2
	C0				C1	VULCAN Ellipse Range			C2	VULCAN Ellipse Range
	Nugget	about Z	about Y'	about X'	Diff Sill	X'	Y'	Z'	Diff Sill	X'	Y'	Z'
AQMS_1	0.44	50	-60	-90	0.36	134	243	87	0.20	204	299	118
AQMS_2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
AQMS_3-1	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
AQMS_3-2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
BCQMS-Amph_1-1	0.37	127	39	8	0.36	73	82	73	0.27	370	194	127
BCQMS_1-2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
BCQMS_2-1	0.45	90	0	60	0.38	189	157	110	0.17	339	204	174
BCQMS_2-2	0.40	70	20	-90	0.31	317	102	20	0.29	399	221	48
BCQMS-Amph_3	0.45	140	70	90	0.22	126	104	137	0.33	306	239	151
BCQMS_4	0.21	330	-25	0	0.51	321	157	34	0.28	377	269	61
IFS_2	0.31	5	0	-10	0.20	135	96	11	0.49	365	192	73
MRBL_4	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
QMS_1-Qte_1	0.49	120	0	75	0.37	97	208	127	0.14	197	249	220
QMS_2-Qte_2	0.51	75	0	80	0.27	232	20	175	0.22	285	112	198
QMS_3	0.38	130	-50	180	0.34	82	67	116	0.28	215	207	156
QMS_4	0.49	30	0	70	0.23	139	216	141	0.28	299	340	333

14.3.8	Estimation Methodology

The 0214 block model and resource estimation were built using Vulcan software version 8.2.1 and finalized in February 2014. There were multiple iterations changing search ranges, number of samples, and the inclusion/exclusion of holes. The final model was estimated in Vulcan, exported to a .csv file, and loading into MineSight for resource evaluation. Table 14-20 details the block model origin and extents.

Table 14-20: Gil 2014 Block Model Origin and Extents

	Origin	Block Size (m)	Block Size (ft)	No. of Blocks	Block Offsets
Easting	325,000	6.1	20	550	11,000
Northing	4,028,000	6.1	20	350	7,000
Elevation	0.0	6.1	20	104	2,080

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

The block model variable ‘domain’ was coded as a three digit integer using modelled 3D solids and priority coding. The ‘redox’ variable was coded as fresh=3 or oxide=1 based on the oxide surface. Once the block model was constructed, the percent block beneath topo (between 0.0 and 1.0) was coding using the most recent Lidar topography. A script to code ‘lith’ into the blocks was used and was based on the domain variable and a script to code density (st/cf) into the blocks was used based on the domain variable.

A two pass estimation strategy was applied with the highest confidence blocks estimated in pass 1 and the lower confidence blocks in pass 2. Table 14-21 lists the estimation parameters by domain, by pass. All rotation angles, ranges, and sills represent back-transformed data and are in a format used by Vulcan.

For the 11 domains where variography could be completed, the model was estimated using ordinary kriging (OK). Also, each of these domains has a nearest neighbor (NN) and an Au-uncap estimate for validation purposes. For all domains, there was an ID2 estimate. If no estimate for NN or Au-uncap were completed during the OK run, they are completed during the ID2 run. During the estimation, the number of composites, number of holes, nearest distance, average distance, number of octants, and grades are stored in each block if the search restrictions are met. Final gold grade (‘Au’) in the model is coded from a script where the OK value is used if it exists or else the ID2 value is used.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 14-21: Gil 2014 Resource Model Variables

Domain Name	Domain Code	Vulcan Ellipse Rotation			Vulcan Ellipse Range			Composite	Comps Used		Discret	Nugget
		Z	Y’	X’	X’	Y’	Z’	Codes Used	Min	Max
PASS 1
AQMS_1	310	50	-60	-90	150	225	80	310	6	20	4x4x4	0.44
AQMS_2	320	270	0	-10	200	150	50	320	3	15	4x4x4	N/A
AQMS_3-1	331	55	0	20	150	100	50	331, 332	6	15	4x4x4	N/A
AQMS_3-2	332	55	0	60	200	150	50	331, 332	6	15	4x4x4	N/A
BQMS- Amph_1	511 710	127	39	8	250	150	80	511, 710	5	12	4x4x4	0.37
BCQMS_1-2	512	55	0	10	200	150	50	512	6	15	4x4x4	N/A
BCQMS_2-1	521	90	0	60	250	125	100	521	6	15	4x4x4	0.45
BCQMS_2-2	522	70	20	-90	200	125	50	522	5	20	4x4x4	0.4
BQMS-Amph_3	530 730	140	70	90	200	150	100		5	20	4x4x4	0.45
BCQMS_4	540	330	-25	0	300	200	50	540, 640	6	20	4x4x4	0.21
IFSc_2	420	5	0	-10	250	150	60	420	6	15	4x4x4	0.31
MRBL_4	640	55	0	60	250	150	70	640	3	15	4x4x4	N/A
QMS_1-Qte_3	110 210	120	0	75	150	200	125	110, 120, 130, 140, 210	6	30	4x4x4	0.49
QMS_2-Qte_2	120 220	75	0	80	250	100	150	110, 120, 130, 140, 210	6	32	4x4x4	0.51
QMS_3	130	130	-50	180	150	150	150	110, 120, 130, 140	6	22	4x4x4	0.38
QMS_4	140	30	0	70	200	225	225	110, 120, 130, 140	6	15	4x4x4	0.49
PASS 2
AQMS_1	310	50	-60	-90	175	250	100	310	1	20	4x4x4	0.44
AQMS_2	320	270	0	-10	225	175	75	320	1	15	4x4x4	N/A
AQMS_3-1	331	55	0	20	150	100	50	331, 332	1	15	4x4x4	N/A
AQMS_3-2	332	55	0	60	200	150	50	331, 332	1	15	4x4x4	N/A
BQMS- Amph_1	511 710	127	39	8	250	150	80	511, 710	1	12	4x4x4	0.37
BCQMS_1-2	512	55	0	10	200	150	50	512	1	15	4x4x4	N/A
BCQMS_2-1	521	90	0	60	250	150	125	521	1	15	4x4x4	0.45
BCQMS_2-2	522	70	20	-90	200	150	75	522	1	20	4x4x4	0.4
BQMS-Amph_3	530 730	140	70	90	200	150	100	530, 730	1	20	4x4x4	0.45
BCQMS_4	540	330	-25	0	300	200	50	540, 640	1	20	4x4x4	0.21
IFSc_2	420	5	0	-10	250	175	80	420	1	15	4x4x4	0.31
MRBL_4	640	55	0	60	250	150	70	640	1	15	4x4x4	N/A
QMS_1-Qte_3	110 210	120	0	75	175	250	150	110, 120, 130, 140, 210	1	30	4x4x4	0.49
QMS_2-Qte_2	120 220	75	0	80	275	125	175	110, 120, 130, 140, 210	1	32	4x4x4	0.51
QMS_3	130	130	-50	180	200	175	175	110, 120, 130, 140	1	22	4x4x4	0.38
QMS_4	140	30	0	70	250	225	225	110, 120, 130, 140	1	15	4x4x4	0.49

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

14.3.9	Resource Classification

The resource classification scheme used for the Gil resource estimation uses the average exploration drilling grid spacing and number of holes per block to delineate Indicated and Inferred resources, as well as ‘Other Mineralization’. Since the project has no mining history and the mineralization style is different than any other Kinross project in the district with a reserve (i.e., Fort Knox), no Measured material has been classified. The 2014 block model was classified considering the following criteria:

• Indicated (class 2): Blocks with a valid Au grade estimated from two or more drillholes and a NN distance less than or equal to 36.6 m (120 ft);

• Inferred (class 3): Blocks with a valid Au grade and a NN distance less than or equal to 36.6 m (120 ft), or blocks with a valid Au grade and a NN distance less than or equal to 68.6 m (225 ft) and has been estimated by two or more hole; and

• Other Mineralization (class 4): Blocks with a valid Au grade (greater than or equal to 0.0 g/t).

The range of 36.6 m (120 ft) for Indicated was chosen based on average of the major axis range for all domains at ~80% of the sill.

14.3.10	Resource Validation

The block model was validated using a number of techniques to confirm the assignment of appropriate variables and grade estimation. The validation techniques included:

■	visual confirmation of block estimates to informing drilling data on plan and sectional views in Vulcan;

■	comparison to discrete Gaussian change of support analysis;

■	creation of swath plots to check for bias (Figure 14-7); and

■	comparison of the three models (AuOK, AuNN, and AuID ) on grade-tonnage curves were compared for the three models (Figure 14-8, Table 14-22).

No significant biases or errors were noted.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 14-5: Gil Grade-Tonnage Curve

Table 14-22: Gil Grade-Tonnage Curve Data for OK Model

	Incremental			Cumulative
Cutoff	Tonnes	Au Grade (g/t)	Ounces	Tonnes	Au Grade (g/t)	Ounces
0.00	36,106,676	0.092	107,100	69,392,445	0.314	699,855
0.21	15,976,478	0.295	151,692	33,285,769	0.554	592,756
0.42	7,862,253	0.503	127,196	17,309,291	0.793	441,063
0.63	4,447,817	0.723	103,352	9,447,038	1.033	313,867
0.84	1,988,192	0.948	60,601	4,999,221	1.310	210,516
1.05	1,088,264	1.157	40,494	3,011,029	1.549	149,915
1.26	710,251	1.362	31,101	1,922,766	1.770	109,422
1.47	382,760	1.566	19,270	1,212,515	2.009	78,320
1.68	255,171	1.775	14,564	829,755	2.214	59,051
1.89	191,632	1.980	12,199	574,584	2.408	44,487
2.10	124,258	2.185	8,729	382,952	2.622	32,288
2.31	84,536	2.402	6,527	258,694	2.832	23,558
2.52	174,157	3.042	17,031	174,157	3.042	17,031

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 14-6: Gil Swath Plots by Northing, Easting, and Elevation. N.B. Au is displayed in opt.

14.3.11	Economic Parameters for Resource Calculation

14.3.11.1	Cutoff Grade

The Resource cutoff grade for Gil of 0.21 g/t gold is derived based on a gold price of US$1,400/oz and production costs of US$5.88/t. Tthe cutoff grade derivation is

Table 14-23: Gil Resource Cutoff Calculation
Area	Units	Gil
Gold Price	US$/oz	1,400
Gold Price	US$/g	45.01
Recovery (at cutoff grade)%		70
Effective Revenue	US$/g	31.51
Less Royalty	US$/g	-
Less per g Costs	US$/g	(3.88)
Realized Revenue	US$/g	27.63
Costs to Produce	US$/t	5.88
Cutoff (in place)	g/t	0.21
Dilution	%	0
Resource Cutoff Grade	g/t	0.21

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

14.3.11.2	Pit Shell Parameters

An economic pit shell generated with cost assumptions, metallurgical recoveries, geological and geotechnical considerations was created using MineSight software, which uses the Lerchs-Grossman (LG) algorithm to define blocks that can be mined at a profit. The program then creates an economic shell based on the following information:

■	Economic assumptions, including reserve price and consumables;

■	Production assumptions (production rate, mining dilution and recovery, and process recovery rates);

■	Mining costs;

■	Processing costs, including rehandling and process costs;

■	Other operating costs (General & Administrative costs, refining/sales costs, royalties, reclamation cost);

■	Sustaining capital costs;

■	Cutoff grade;

■	Average overall slope;

■	Starting topography; and

■	Geologic grade model with gold grades, density, and lithology

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

15	MINERAL RESERVE ESTIMATE

The Proven and Probable Mineral Reserves as of December 31, 2014 are estimated to be 163.8 Mt at 0.46 g/t Au, containing 2,398,400 oz Au (Table 15-1).

The Mineral Reserves are comprised of Measured (Proven) and Indicated (Probable) blocks above a cutoff grade of 0.19 g/t gold contained between the December 31, 2014 surface and the ultimate pit design, which in turn was constructed around a Lerchs-Grossmann (LG) pit shell. The Mineral Reserve for the Fort Knox deposit was estimated using the EOY 2014 resource model. Only Measured and Indicated blocks were used to create the LG shell. Inferred blocks are assumed as waste and only waste mining costs were applied in the block valuation. No dilution or mining loss is applied to above cutoff resource estimates. The ultimate pit also contains 154.7 Mt of waste rock yielding a pit strip ratio of 1.29:1.

Stockpiles included in the reserve estimate include higher grade A ore stockpile destined for mill processing, B ore stockpile utilized for either mill feed or heap leaching depending on the availability of high grade ore for the mill, and C ore low grade stockpile which principally consists of pre-heap leach facility waste rock and is being re-handled to the heap leach facility for processing. The grade of these stockpiles have been estimated based on the historical grade of all granite, as well as stockpile drilling confirmation.

Table 15-1: Fort Knox Mineral Reserve Estimate Effective December 31, 2014
Classification	Quantity (000 tonnes)	Au Grade (g/t)	Contained Au (000 ounces)
Proven	24,003.5	0.56	435.2
Stockpiles	43,851.8	0.31	436.7
Subtotal	67,855.3	0.40	871.9
Probable	95,988.5	0.49	1,526.5
TOTAL	163,843.8	0.46	2,398.4
Notes:
1. Mineral Resources are estimated according to CIM Definitions.
2. The cutoff grades are based on a gold price of US$1,200/oz.
3. Proven Reserve contains stockpiles.
4. Mineral Reserves are reported to a cutoff grade of 0.35g/t Au for A-ore (mill), 0.29g/t for B-ore (stockpile), and 0.19 g/t for C-ore (leach).

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

15.1	Basis of Reserve Estimate and Pit Optimization

Economic pit limits were created using MineSight software. MineSight software uses the LG algorithm to define blocks that can be mined at a profit. The program then creates an economic shell based on the following information:

■	Economic assumptions, including reserve price and consumables
■	Production assumptions (production rate, mining dilution and recovery, and process recovery rates)
■	Mining costs including incremental vertical bench mining cost
■	Processing costs, including rehandling and process costs
■	Other operating costs (General & Administrative costs, refining/sales costs, royalties, reclamation cost)
■	Sustaining capital costs
■	Cutoff grades for A, B, and C ore
■	Average overall slope
■	Starting topography
■	Western property extent line
■	Geological block model with gold grades, density, and lithology

Input parameters utilized for pit optimization are summarized in Table 15-2. Only Measured and Indicated Mineral Resources can be converted to ore blocks during pit optimization. Inferred resources are considered waste.

Within MineSight, the value for each ore block was calculated based on the unit costs shown in table 15-2 and the revenue generated at a gold price of US$1,200/oz. Waste blocks are assigned the cost of mining and hauling the material to the suitable location. The calculated block value is input into the resource model as an additional model item. Other assumptions made for estimation of block values:

■
A ore and B ore within the Phase 7 pit only was valued based on mill processing (i.e., using mill processing costs and mill recovery equations). All C ore, and A and B ore outside Phase 7, was valued based on leach processing (i.e., leach processing costs, leach recovery, and 25% rehandle to allow for winter stockpiling); and

■	Sustaining capital costs were only applied to ore within the ultimate pit (i.e., within Phases 7 and 8).

As the Fort Knox deposit is a structurally controlled ore body, with alternating higher and lower grade structural zones within the granite. The majority of the ore body is

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

mineralized and any dilution incurred is with grade and not clearly discernible, therefore dilution is set at 0% and mining recovery at 100%.

Three grade recovery models are used, based on different gold grade ranges. Recovery grades and formulas are reported in ounces per ton. The formulas used are as follows:

R1 (<0.5657 g/t [<0.0165 opt]) = 0.0361 x ln (grade) + 0.9808

R2 (0.5657 g/t to 1.0526 g/t [0.0165 to 0.0307 opt]) = 0.0142 x ln (grade) + 0.8913

R3 (>1.0526 g/t [>0.0307 opt]) = -0.0200 x ln (grade) + 0.7729

The following formula is applied to determine recovery for ore sent to the heap leach pad: Gold recovery at time d (days) = 0.65 - 1/ (0.03d + 1/0.65)

The resulting block values were verified by spot checks against Excel spreadsheet calculations. The block values were utilized as the Design Variable within the MineSight LG program to generate the US$1,200/oz reserve pit shell.

Table 15-2: Fort Knox Pit Optimization Parameters
Assumptions & Inputs	Unit	Value
Economic Assumptions
Au Reserve Price	US$/oz	$1,200
Oil (WTl) Reserve Price	US$/BBL	$100
Major Consumables
Diesel Fuel	US$/L	$0.99
Energy	US$/kWh	$0.15
Grinding Media	US$/t	$0.89
Cyanide	US$/t	$0.17
Lime Price	US$/t	$0.11
Explosives	US$/t	$0.20
Tires	US$/t	$0.08
Lubricants and Oils	US$/t	$0.06
Production Assumptions
Production Days/Year	Days	365
Production Rate/Day	kt/d	144
Recovery Assumptions
A Ore - Au	%	84%
B Ore - Au	%	84%
C Ore - Au	%	65%
Mining Cost Assumptions

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Assumptions & Inputs	Unit	Value
Base Mining Cost	US$/t	$2.58
Incremental Cost per Bench Above Reference Bench	US$/t	$0.00
Incremental Cost per Bench Below Reference Bench	US$/t	$0.03
Estimated Average - Overall	US$/t	$2.61
Processing Operating Cost Assumptions
A Ore Stockpiling Costs	US$/t	$1.36
A Ore Average Process Cost	US$/t	$6.81
B Ore Stockpiling Costs	US$/t	$1.36
B Ore Average Process Cost	US$/t	$6.81
C Ore Stockpiling Costs	US$/t	$1.36
C Ore Average Process Cost	US$/t	$0.63
Operating Cost Assumptions
G&A Costs	US$/oz	$96.29
Refining/Sales	US$/oz	$1.36
Reclamation Costs	US$/oz	$6.45
Sustaining Capital Cost Assumptions
Mining Cost (i.e., fleet replacement)	US$/t	$0.21
Mill Process Cost (i.e., Tailings Pond)	US$/t	$0.55
Leach Process Cost (i.e., Pad Expansion)	US$/t	$0.50
Other Expenditure	US$/t	$0.06
Geotechnical Slope Sectors
S1	Degrees	46.0
S2	Degrees	48.0
S3	Degrees	47.0
S4	Degrees	41.0
S5	Degrees	45.0
S6	Degrees	44.0
S7	Degrees	39.0
S8	Degrees	29.0
S9	Degrees	31.0
S10	Degrees	31.0
S11	Degrees	33.0
S12	Degrees	42.0
S13	Degrees	42.0
S14	Degrees	34.0
S15	Degrees	30.0
S16	Degrees	38.0

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

15.2	Cutoff Grade

Pit ore quantities are grouped by cutoff grade into three ore types: A mill ore; B transition ore; and C leach ore. Cutoff grade derivation for A, B, and C ores is summarized in Table 15-3. The calculation assumes that above cutoff grade B ore is destined for the mill. The pit cutoff grade of 0.19 g/t gold is derived based on a gold price of US$1,200/oz and an overall heap leach process recovery forecast at 65%. Higher grade reserves are processed through a concentrator and CIP plant, with a portion of the mill throughput routed through a gravity concentration system and processed separately within the plant.

Table 15-3: Fort Knox Mineral Reserve Cutoff Grade Calculation
Parameter	Units	Ore Type
		A Mill Ore	B Transition Ore	C Leach Ore
Costs per Ore Tonne
Mining costs	US$/t ore	$2.58	$1.36	$2.58
Process costs	US$/t ore	$6.81	$6.81	$0.97
Capital costs	US$/t ore	$0.55	$0.00	$0.50
Total	US$/t ore	$9.94	$8.17	$4.05
Costs per Gold Ounce
Refining/sales	US$/oz	$1.36	$1.36	$1.36
G&A costs	US$/oz	$96.29	$96.29	$96.29
Royalty1	US$/oz	$0.00	$0.00	$0.00
Reclamation costs	US$/oz	$6.45	$6.45	$6.45
Silver credit	US$/oz	$0.00	$0.00	$0.00
Total	US$/oz	$104.10	$104.10	$104.10
Total	US$/g	$3.35	$3.35	$3.35
Gold price	US$/oz	$1,200	$1,200	$1,200
Gold price	US$/g	$38.58	$38.58	$38.58
Recovery (at cutoff grade)2%		82.3%	81.8%	65.0%
Effective revenue	US$/g	$31.75	$31.54	$25.08
Less per gram costs	US$/g	($3.35)	($3.35)	($3.35)
Realized revenue	US$/g	$28.40	$28.19	$21.73
Costs to produce	US$/t	($9.94)	($8.17)	($4.05)
Cutoff grade of ore processed	g/t	0.35	0.29	0.19
Dilution (%)%		0	0	0
Reserve Cutoff Grade (in situ)	g/t	0.35	0.29	0.19
1 Royalty on profits excluded (0 at cutoff)
2 Mill recovery for A & B ore = (0.0361 x In(grade x 0.0292) + 0.9808) x 100%

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

15.3	Comment on Mineral Reserves

SRK Consulting Inc. (SRK) was retained by Kinross Gold Corporation to independently audit the December 31, 2013 Mineral Resource and Mineral Reserve estimates of the Fort Knox operation.

SRK conducted a review of the resource model to assess the model’s suitability for pit optimization, design, and resource estimation, and verification of the mineral reserves. The same party also reviewed the mine planning parameters used in the determination of the mineable resource. SRK concluded that:

■	overall, the mineral resource model is a robust and adequate representation of the informing data;

■	mineral resource/mineral reserve systems and procedures in place at Fort Knox are adequate and well documented;

■	overall good metallurgical performance, operating practices, and control of mill facilities and refinery were demonstrated; and

■	that FGMI currently possesses all the permits and authorizations necessary for all facets of the mining, milling, and heap leach operations.

John Sims, AIPG Certified Professional Geologist, has certified that, to the best of his professional judgment as a QP (as defined under NI 43-101), the Mineral Reserve and Resource estimates have been prepared in compliance with NI 43-101, including the CIM Definition Standards incorporated by reference, and conform to generally accepted mining industry practices.

The results of the economic analysis to support Mineral Reserves represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Areas of uncertainty that may materially impact mineral reserve estimation include:

■	Commodity price and exchange rate assumptions;

■	Capital and operating cost estimates; and

■	Geotechnical slope designs for pit walls.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

16	MINING METHODS

Mining is by conventional truck-shovel open pit methods with loading and hauling rates of up to 92 Mt/a (250,000 t/d). Material moved consists of pit ore and waste mining plus ore and waste rehandling. Higher grade ore is processed in a CIP mill typically at a rate of approximately 13.2 Mt/a (36,000 t/d). Up to 30 Mt/a of lower grade run-of-mine (i.e., uncrushed) ore is processed at a heap leach facility commissioned in 2009. Standard drilling and blasting techniques are used, and blast holes are sampled and assayed for production grade control purposes. Within the mineralized granite, above cutoff mineralization is grouped by cutoff grade into three ore types; A ore (mill feed); B ore (transition – mill feed or heap leach depending on mill demands); and C ore (heap leach material).

Figure 16-1: Excavator and Haul Trucks Working in the Fort Knox Pit

16.1	Mine Design and Parameters

The ultimate pit is being mined by phases, shown in Figure 16-2. Two phases, Phase 7 West (P7W) and Phase 7 South (P7S), are currently in operation. Both sub-phases were negatively impacted by slope instability in the west wall during the fourth quarter of 2013. The final phase, Phase 8 (P8), involves a push back to the west with the pit crest near the west property line.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

A nominal mining rate of 61 Mt/a, smoothed for truck requirements, is required to provide the 13 Mt/a of mill feed and 17 Mt/a of leach material. Approximately 155 Mt of waste is envisaged to be mined over the remaining five years of operation.

Each phase is designed with 9.2 m (30 ft) benches and double benching occurs where geotechnical considerations allow for steeper slope angles (section 16.1.1). Ramps are designed to 36.6 m wide (120 ft) at 9% grade with some 10% segments near the bottom of the designed pit. All designs are created using toe and crest contours. The current design is based on a gold price of US$1,200/oz pit optimization.

Figure 16-2: Fort Knox Mine Phase Locations

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

16.1.1	Geotechnical Considerations

The pit slope angles used in the pit optimization and design are based on an independent geotechnical review (Call & Nicholas, Inc. 2013, Call & Nicholas, Inc. 2005), and are summarized in Table 15-2. Overall slope angles and other design parameters vary by sector, shown in Figure 16-3.

Annual performance audits are conducted by a Call & Nicolas, Inc. (CNI) with resulting recommendations implemented. The most recent audit conducted by CNI was in early 2014 with a finalized report for all sectors of the pit delivered in March 2014. A third party audit was performed by STACEY Mining Geotechnical Ltd. in July of 2013 (STACEY Mining Geotechnical Ltd. 2013).

Figure 16-3: Fort Knox Geotechnical Slope Sectors (Call & Nicholas, Inc. 2014)

16.1.2	Hydrology

Many northwest-striking structures crosscut the pit and limit lateral hydraulic communication. Therefore, effective pit dewatering requires that several pumping well locations are maintained to provide coverage of the structural compartments. Effective

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

drawdown is dependent on the ability to install wells that intersect localized higher transmissivity structures.

Performance audits as well as on-going guidance and recommendations for 2014 are supplied by the hydrologic firm Schlumberger Water Services (SWS). Annual dewatering reviews have been completed by SWS since 2007, with the most recent occurring in 2014. The overall hydrogeology of the open pit is well understood, but timely identification of localized zones of perched water in the strongly compartmentalized Fairbanks Schist is problematic.

16.2	Production Rates and Life-of-Mine

The Fort Knox mine operates 24 hours a day, 365 days a year. The current life-of-mine (LOM) production schedule is summarized in Table 16-1. The LOM plan is based on mining the remaining two remaining phases, Phase 7 and Phase 8, during the period 2015-2020. Phase 7 is divided into two sections, P7W and P7S. P7W will be mined out in the first quarter of 2015, and P7S will be mined out by the end of 2017.

P8 stripping began in December 2014, and P8 ore will be divided between the mill and heap leach in 2017, with all ore being sent to the heap leach from 2018 until the end of mine life. Ore processing will continue leaching residual ounces from the leach pads through 2027.

In 2019 the pit is expected to be mined out and the ore haul to the heap leach facility will cease. It is planned that after this point leaching will continue for several more years, with recovered gold declining each year.

The 2015 Fort Knox mine plan delivers 39.2 Mt to process with an average grade of 0.417 g/t. This production goal requires a total mining rate of 159.9 kt per day from the pit. Pit production includes both ore and waste with ore being delineated as mill or leach process. Production from stockpiles amounts to 58% of the total tonnes processed in 2015.

In 2015, no commercial ore processing is planned at Gil.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 16-1: Fort Knox Life of Mine Plan Production Schedule

Year	2015	2016	2017	2018	2019	20204	Total
Total Mined from Pit (kt)	58,358	63,431	63,244	58,378	31,262	-	274,673
Waste (kt)	40,540	38,471	35,167	32,022	8,546	-	154,746
Mined to Stockpile (kt)1	1,135	4,075	-	-	-	-	5,210
Mine to Mill (kt)	11,815	13,285	12,497	-	-	-	37,597
Mine to Leach (kt)	4,869	7,601	15,580	26,356	22,716	-	77,122
Stockpile to Mill (kt)	1,915	-	833	-	-	-	2,748
Stockpile to Leach (kt)	21,094	13,064	-	2,586	9,551	-	46,295
Total Mill Feed (kt)2	13,730	13,285	13,330	-	-	-	40,345
Total Leach Feed (kt)	25,963	20,665	15,580	28,942	32,267	-	123,417
Contained Metal Au (koz)3	525	487	492	427	460	-	2,391
Recovered Au (koz)	385	390	387	172	232	155	1,721
1 Only includes overall increase to stockpile amounts for the year. Does not include strategic stockpiles placed and retrieved within the same year.
2 Current plans have the mill closing at the end of 2017.
3 Contained metal in material sent to process during the year.
4 Heap leach processing will continue after material placement is complete to recover residual Au ounces; this will continue until ounces recovered no longer cover the cost of operating the pad.

16.3	Stripping Requirements

The current ultimate pit contains 154.7 Mt of waste rock yielding a pit strip ratio of 1.29:1 (waste:ore).

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

16.4	Mine Equipment

Major mining equipment operating at the end of 2014 is summarized in Table 16-2. Most of the equipment is equipped with GPS tracking units. A dispatch system is utilized for production reporting. MineSight software is utilized for resource modelling and mine planning, including resource and reserve reporting.

Table 16-2: Fort Knox Current Mining Equipment

Fleet Type	Model	Count	Comment
Haul Trucks	CAT 785	10	2 will reach their projected retirement date in late 2015; remaining will be retired at year end 2016.
	CAT 789	9
	CAT 793	21	An additional 4 will be constructed on site February to March 2015
Loaders	Hitachi EX 5500 hydraulic shovel	2
	Hitachi EX 5600 hydraulic shovel	1	1 will be added to the primary production fleet in April 2015.
	Hitachi EX 3600 hydraulic shovel	2	1 used in primary production fleet, 1 with high machine hours is only used sparingly in the event of major equipment failures.
	Caterpillar 994 loader	3	2 used in primary production fleet, 1 with high machine hours is only used sparingly in the event of major equipment failures.
Drill Rigs	Atlas Copco DM45	4	Drill fleets will be replaced with comparable units upon retirement.
	Atlas Copco DML	3
	Atlas Copco ROC L8	1

16.5	Personnel Requirements

Fort Knox employs roughly 620 employees. Fort Knox operates two shifts, 24 hours per day, 365 days per year.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

17	RECOVERY METHODS

Fort Knox operates two ore processing lines: a mill operation consisting of crushing, grinding, agitated cyanide leaching, and a carbon-in-pulp (CIP) circuit; and a run-of-mine valley-fill cyanide heap leaching operation where gold is recovered using two parallel carbon-in- column (CIC) circuits. Gold is recovered from solution by electrowinning and poured into doré bars at the in the mill refinery.

The Fort Knox mill facility was constructed in 1995, the first doré produced in December 1996 and commercial production achieved in March 1997. It has a daily capacity of between 29,937 and 40,823 t (33,000 and 45,000 st).

17.1	Milling Methods and Capacity

Higher grade ore from the Fort Knox mine is processed in the CIP mill located near the Fort Knox open pit. The mill processes ore 24 hours per day, 365 days per year at a nominal capacity of 36,287 t/d (40,000 stpd) of fresh feed. The mill includes a primary crusher, a conventional semi-autogenous mill and two ball mills operating in closed-circuit with hydrocyclones to control grind size, gravity concentrators to recover coarse gold, cyanide tank leaching, recovery of gold on activated carbon in the CIP circuit, and a carbon elution and carbon regeneration circuit.

Mill feed is first crushed to minus 20 cm (8 inch) in the open-circuit primary gyratory crusher located near the Fort Knox pit. The crusher is a 1.52x2.59 m (60x102 in) model with a 700 hp motor and is rated to a nominal capacity of 65,317 t/d (72,000 stpd). The crusher product is transferred 800 m using a conveyor belt to a mill feed coarse ore stockpile with capacity for approximately 272,000 t (300,000 st).

Three reclaim feeders transfer the coarse ore from the stockpile onto a conveyor belt that feeds a semi-autogenous grinding (SAG) mill with dimensions of 10.4x4.6 m (34x15.25 ft) and powered by two 7,000 hp motors. A vibrating screen (one operating, one standby) classifies the SAG discharge stream. The screen oversize stream (pebbles) is conveyed to a 2.13 m (7 ft) short head cone crusher with a 500 hp motor. Crushed pebbles are usually stockpiled and later hauled by trucks to the dump leach. A system of conveyor belts allows the alternative recirculation of the crushed pebbles to the SAG mill, or to bypass the cone crusher and discharge them directly on the stockpile that transfer material to the dump leach. The SAG screen passing discharge stream feeds the secondary grinding stage.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

The secondary grinding stage operates with two parallel grinding lines, each line consisting of one ball mill with dimensions 6.1x9.1 m (20x30 ft) powered by a 6,500 hp motor, and operating in closed-circuit with its own hydrocyclone battery.

A fraction of each ball mill discharge stream and of the grinding mill discharge sump are diverted to a coarse gold recovery circuit. The circuit uses Knelson gravity concentrators to produce a gravity concentrate that is leached under high-temperature and high-intensity conditions in an Acacia reactor. Gold is recovered from solution by electrowinning and poured into doré bars at the in the mill refinery. Tails from the coarse gold recovery circuit are returned to the grinding circuit.

The grinding circuit hydrocyclone overflow stream is passed through four trash screens before it is discharged into a pre-leach thickener and reslurried with process water. The slurry discharged by the pre-leach thickener is pumped to a seven-stage agitated leaching tanks (94,000 gallons each) where it is contacted with cyanide solution. Slurry from the leach tanks flows to a series of CIP tanks where the dissolved gold is adsorbed onto activated carbon contained in the slurry. Periodically the carbon in each tank is transferred counter-current to the slurry flow until the carbon reaches its maximum gold loading, then it is removed to the gold elution circuit. In the elution circuit the gold is stripped from carbon using hot, caustic solution which is then circulated though electrowinning cells to precipitate the gold, and then refined to gold doré bars. After stripping, carbon is reactivated and returned to the CIP circuit. The CIP tails stream passes through a carbon safety screens before being transferred to the detoxification stage. Detoxed tailings are transferred to the tailings storage facility.

Figure 17-1: Fort Knox Mill Complex Site Plan

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 17-2: Fort Knox Plant Process Flow Sheet

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

17.2	Heap Leach Facility

Fort Knox operates a valley-fill, run-of-mine heap leach, located in the upper end of the Walter Creek drainage, immediately upstream of the tailings storage facility. Material is dumped during nine months per year to avoid the coldest period, however irrigation of the heap is maintained year-round using buried piping and dripper systems.

The heap was created by covering the valley ground surface with an impermeable synthetic liner. Run-of-mine ore from the pit and existing stockpiles is hauled uphill, and with addition of lime, is dumped onto existing leach cells in 15 m lifts. Due to variable cell geometry, the tonnes of ore loaded on each cell vary significantly and consequently so do the cell leaching rates. The newly loaded cell surface is prepared with a bulldozer and then irrigation piping and drippers are used to apply the leaching solution. The current dump elevation is approximately 640 m.

In the heap leach operation, irrigation of the heap with cyanide solution extracts gold from the ore into solution. The solution is captured within the 416 ML heap reservoir, and is pumped at a fixed rate to the mill to be processed in two parallel carbon-in-column (CIC) circuits with a combined capacity of 61,000 L/m (16,000 gpm). Gold is extracted to activated carbon and periodically stripped and refined to gold bars. Following the CIC circuit, the loaded carbon is then stripped in the elution circuit. The gold in solution is then deposited on cathodes and later melted into bullion. After the gold is removed, cyanide is added to the solution and it is pumped back to the dump cells to recirculate.

17.3	Recoveries

17.3.1	Mill Recovery

Gold recoveries at the Fort Knox CIP mill have historically ranged between 78-90% since production began in 1996 (Figure 17-3).

The mill is expected to produce 58.9% of the 2015 metal plan (385 koz). A total of 13.7 Mt of ore will be processed in the mill with a grade of 0.655 g/t. The mill is expected to achieve an 83.5% recovery rate for 2015.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 17-3: Fort Knox CIP Plant Monthly Au Recoveries 2004 to 2014

17.3.2	Heap Leach Recovery

In the Heap Leach operation, irrigation of the heap with cyanide solution extracts gold from the ore into solution. The solution is captured within the heap reservoir, and is pumped at a fixed rate to the mill to be processed in two parallel carbon-in-column circuits (CIC). Gold is extracted to activated carbon and periodically stripped and refined to gold bars. The recovery from leach solution onto carbon historically has been close to 85% (Figure 17-4).

Measuring the pregnant leach solution draining from each sector of the heap and differentiating whether it is from fresh ore is not possible in this type of heap. All the solution drains into a common reservoir located at the base of the heap. The only practical estimation of metallurgical recovery is the accumulated recovery over the life of the operation. At the end of December 2014 the recovery from the heap leach, since inception, was 49.9%. The cumulative recovery at the conclusion of the operation is expected to be 65%.

The Walter Creek heap leach facility will produce 41.1% of the total metal plan for 2015. About 26.0 Mt of ore with a grade of 0.295 g/t will be stacked on the pad from March to November.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 17-4: Fort Knox CIC Plant Monthly Au Recoveries 2009-2014

17.4	Energy, Water, and Process Material Requirements

Ore processing power consumption totalled 258,064 MWh in 2014, comprising 217,667 MWh for milling and 40,396 MWh for the heap leach. Monthly power usages for ore processing in 2014 are summarized in Figure 17-5. Water consumption for 2014 is summarized in Table 17-1 and process material consumption for 2014 is summarized in Table 17-2.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 17-5: Fort Knox 2014 Processing Power Consumption

Table 17-1: Fort Knox 2014 Water Consumption

Metric	Unit	2014 Totals
Total Water Withdrawn	m3	11,722,964
Total Water Discharged	m3	0
Change in Volume of Water Stored	m3	4,822,200
Water Consumption	m3	6,900,764
Ore Processed	t	39,179,638
Evaporative Loss1	m3	1,136,462
Consumption Rate	L/T	176
1 Already considered in Water Consumption Totals

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Table 17-2: Fort Knox 2014 Processing Material Consumption

Consumables	kg	lb
SAG, 5.25"Balls	3,821,537	8,425,037
Ball Mill, 3"Balls	2,548,562	5,618,610
Molycop, 5.25" Balls	5,067	11,171
Molycop, 3" Balls	2,934,509	6,469,477
Corrosion Inhibitor	4,638	10,224
Mill Lime	3,340,562	7,364,670
Heap Leach Lime	8,464,378	18,660,737
Cyanide	623,512	1,374,607
Heap Leach Cyanide	1,040,201	2,293,249
Heap Leach Liquid Scale Inhibitor	41,639	91,799
Mill Antiscalant	7,393	16,298
Heap Leach Antiscalant	6,365	14,033
Mill Carbon	195,975	432,051
Heap Leach Carbon	63,019	138,933
Mill Caustic	456,266	1,005,893
Heap Leach Caustic	389,206	858,051
Mill HCl	231,402	510,153
Heap Leach HCl	198,557	437,743
Flocculant	220,038	485,100
SBS	51,257	113,002
Copper Sulfate	9,979	22,000

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

18	PROJECT INFRASTRUCTURE

18.1	Roads and Pipelines

The private Fish Creek Road provides access to the property from the state highway (Figures 5-1 and 18-1).

The major pipelines on the site are for dewatering, freshwater, heap leach, decant, and seepage reclaim. Depending on operations the pipelines have been reconfigured to serve operational requirements. Internal operations and maintenance programs ensures the integrity of all lines.

18.2	Dumps, Stockpiles, and Heap Leach

Three waste dumps are located adjacent to the pit: Barnes Creek waste dump to the northwest; Yellow Pup to the east; and the smaller Fish Creek dump to the northeast (Figure 18-1). The Barnes Creek waste dump will be expanded to become part of the road to the Walter Creek heap leach facility during 2015. The new access will be built across lower Barnes Creek to serve as a short waste haul. Once the access is built, lower Barnes Creek continues to be a short waste haul until tailings capping begins in 2018. Waste from P7W will be routed to the Barnes Creek dump, Fish Creek dump, and lower Yellow Pup dump. Waste from P7S will be directed to the Yellow Pup dump as well as lower Barnes Creek. The Yellow Pup dump will also be utilized for P8 material prior to the breakthrough with the North Access Road. After breakthrough, waste will go to lower Barnes Creek and it will be used to cap the tailings.

There are two main stockpiles: the coarse ore (A ore) mill feed stockpile adjacent to the mill; and the Barnes Creek stockpile (C ore) north of the pit. There are also additional temporary stockpiles for all ore grades. After 2015, stockpiled C ore will be placed on the Fish Creek dump so the Barnes Creek C ore stockpile can be mined out. C ore stockpiles will be hauled to the Walter Creek heap leach facility from March to November.

The Walter Creek heap leach pad is located in the upper end of the Walter Creek drainage, immediately upstream of the tailings storage facility (Figure 18-1). Construction began in 2008 and is separated into a total of seven stages covering approximately 196 ha with a total capacity of 278 Mt.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Figure 18-1: Fort Knox Project Infrastructure

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

18.3	Tailings Disposal

The permitted area of the tailings impoundment encompasses approximately 630 ha (1,556 ac) including areas of tailings material deposition, the tailings embankment 49 ha (121 ac), and the interceptor well system below the embankment. The final placement of tailings material is projected to cover approximately 395 ha (976 ac).

The Tailings Storage Facility (TSF) dam is approximately 1,338 m long and 107 m tall at the crest. It impounds all of the tailings generated by the mill. The TSF and the mill form a closed system for process water. Water used in the mill is pumped from the decant pond and process water which has had the cyanide level reduced to low levels is returned to the decant pond in the tailings slurry.

The original design capacity of the TSF was for approximately 190 M dmt (210 M dry st). With the identification of additional milling reserves, a 16 m (52 ft) modified centerline raise to the original TSF embankment was approved to increase the capacity of the TSF to approximately 271 M dmt (299 M dry st) which will accommodate the planned production to the end of the current mine life.

An 8.2 m (27 ft) raise was completed during 2011, and 3.4 m (25 ft) was completed in 2014. The remaining 4.3 m (14 ft) is scheduled for completion in 2015. Once completed, the dam will be constructed to its design height of 469 masl. An additional 0.9 m (3 ft) of camber on the engineered fill (seal zone) and 1.8 m (6 ft) of frost protection will bring the elevation to 472 masl.

During the 2011 through 2014 construction seasons, tailings were deposited along the dam face by spigoting to develop a beach 91 to 152 m (300 to 500 ft) in width against the upstream face of the dam. The beach improved the dam’s Factor of Safety and will enhance its long term stability.

Generally tailings are deposited along the perimeter of the impoundment. Tailings decant water accumulates in the northeast corner of the TSF and is recycled to the mill; the TSF is operated as a zero discharge facility.

The TSF includes the following infrastructure:

■
Tailings Discharge Line. Three, 61 cm (24 in) diameter, HDPE, tailings discharge lines, each designed to handle 45,359 t/d (50,000 stpd) of solids, have been installed to carry tailing material from the mill to the impoundment.

■	Barge and Pipeline. A floating barge located in the northeast corner of the tailings pond is used to pump water from the tailings pond to the mill. The

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

barge is equipped with four, 400 hp pumps pumping at approximately 33,690 L/m (8,900 gpm), as needed.

■
Seepage Collection System. The seepage moves through the fractured bedrock and is captured by a large lined sump at the downstream toe of the tailings dam. An interceptor system consisting of a series of drains and wells is designed to capture any seepage that is not captured by the sump to maintain the zero discharge status of the facility. Further details are in section 20.1.2.

18.4	Water Supply

The fresh water supply reservoir (WSR) provides make-up water to the Mill and Barge Pond and is located on Fish Creek approximately three miles below the tailings impoundment. The WSR infrastructure includes the dam, causeway, and spillway complex, and encompasses approximately 70 ha (173 ac).

The fresh water pump house houses the infrastructure that pumps make-up water from the reservoir to the Barge Pond and mill. Three are two lines one for each destination. The make-up water is used for the beneficiation process of the gold ore.

18.5	Power Supply

The Fort Knox monthly electrical power requirement ranges between 32 and 35 Mw, and is supplied by a powerline extending from the Golden Valley Electric Association (GVEA) substation at Gold Hill to Fort Knox site, a distance of approximately 47 km.

18.6	Buildings and Equipment Areas

Buildings on site comprise:

■	Mill complex (including administration offices)

■	CIP and CIC tanks

■	Administration and security building

■	Maintenance facility and warehouse

■	Primary crusher & control office

■	Core logging facility

■	Truck wash

■	Fresh water pump house (on reservoir)

■	Powder Mag Storage area

■	Cold Storage and Laydown

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

19	MARKET STUDIES AND CONTRACTS

Kinross typically establishes refining agreements with third-parties for refining of doré. Kinross’s bullion is sold on the spot market or as doré, by marketing experts retained in-house by Kinross. The terms contained within the refining contracts and sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of bullion and doré elsewhere in the world.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental Management

FGMI established an Environmental Management System during initial permitting in 1994 that that has been superseded by an Environmental, Health, and Safety System (EHSS). The EHSS comprises 18 comprehensive environmental management plans to manage, monitor, and maintain process components site wide, including:

■	Emergency Response Plan;

■	Solid Waste Management Plan;

■	Dam Emergency Action Plan;

■	Water Balance;

■	Tailings Dam Operation and Maintenance Manual;

■	Water Dam Operation and Maintenance Manual;

■	Heap Leach Operation and Maintenance Manual; and

■	Mine Monitoring Plan.

A comprehensive environmental obligations register is maintained to track environmental permits, plans, and regulatory obligations. The register provides a tool for Fort Knox environmental management to ensure compliance with environmental obligations relating to permit conditions, agreement commitments, and regulatory and internal requirements.

SRK visited Fort Knox in 2011 as part of a State of Alaska Department of Natural Resources (ADNR) required Environmental Audit (SRK Consulting (U.S.), Inc. 2012). SRK confirmed the implementation of the environmental management plans and further integration with the health and safety provisions of the broader EHSS. The audit noted that the basis of the management plans were found to be consistently implemented and that policies were understood and supported by all levels of management. The next major independent audit is scheduled for 2018 as specified by the Plan of Operations Amendment Approval (Alaska Department of Natural Resources 2014).

In addition to ADNR required audits, Kinross internal environmental audits are conducted biennially to ensure Fort Knox is managing its environmental responsibilities in a regulatory and internally acceptable manner. The comprehensive internal audits review the mine’s environmental program with respect to permit, regulatory, and corporate requirements. The last internal audit occurred in 2013 and

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

found that the environmental program was in compliance with its environmental obligations. The next internal audit is scheduled for September 2015.

Operations at the True North site ceased in 2004, and the site underwent demolition and removal of facilities, re-contouring of waste rock facilities, seeding and final reclamation. The True North annual inspection by the ADNR performed in October 2012 concluded that all major earthwork and reclamation was complete, and FGMI could continue with post-closure monitoring and maintenance (Fairbanks Gold Mining, Inc. 2013). Although operational and environmental plans addressing transportation and noise monitoring are no longer necessary and have been discontinued, FGMI still maintains environmental management plans and a list of compliance responsibilities within the EHSS. The 2012 Environmental Audit by SRK found that surface reclamation has been successful and that the monitoring of water quality should continue (SRK Consulting (U.S.), Inc. 2012).

20.1.1	Tailings Disposal

20.1.1.1	Overview

The Tailings Storage Facility (TSF) is designed and operated according to the Guidelines for Cooperation with the Alaska Dam Safety Program (Alaska Department of Natural Resources 2005). The Tailings Dam Operation and Maintenance Manual has been developed in accordance with these guidelines, along with the Alaska Department of Environmental Conservation’s monitoring requirements.

The Tailings Dam Operation and Maintenance Manual is subject to a rigorous review and audit process and is updated on an annual basis. The Manual includes the specification of various inspections. Outside of the Operation and Maintenance inspection requirements there are rigorous construction inspections and a QA/QC program required by the State and Kinross’ internal guidance.

20.1.1.2	Tailings Dam Operation and Maintenance Manual

The Tailings Dam Operation and Maintenance Manual addresses three types of inspections:

■	Routine Inspections;

■	Extraordinary Inspections; and

■	Periodic Safety Inspections

Routine inspections are related to day-to-day operations and operator familiarity with normal operations. They provide an early warning of developing issues that have the

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

potential to affect dam safety. Routine inspections include water balance updates, water levels and deposition surveys, pipeline integrity checks, and seepage monitoring. Routine inspections are completed by mill operators, survey department environmental technicians, environmental engineers, and consultants as required, and are recorded, reviewed, and archived.

Extraordinary inspections are initiated when an event occurs that has the potential to cause a problem or indicates that a problem may be developing, i.e., an earthquake, higher than normal precipitation, or unusual or irregular instrumentation readings. The frequency and duration of the extraordinary inspections is dictated by the event. Depending on the severity of the situation the Emergency Action Plan may be activated.

Periodic Safety Inspections (PSI) are performed by the engineer of record and are a triennial requirement of the Alaska Dam Safety Program. The TSF dam at Fort Knox is designated as a Class II barrier according to the State of Alaska’s Dam Safety Program hazard potential classification system. However, the TSF dam is conservatively designed and built to State of Alaska Class I barrier standards (the highest hazard potential classification). The PSI is a comprehensive review of the dam and appurtenances, with the specific intent of determining potential problems that could lead to a dam failure. Current performance parameters are reviewed and updated accordingly. New performance parameters may be initiated as a result of the PSI. The historical PSI reports are used as a comparison to the current inspection and to verify that any recommendations were followed.

20.1.1.3	QA/QC Program and Construction Inspections

Outside of the Operation and Maintenance inspection requirements there are rigorous construction inspections and a QA/QC program required by the State and Kinross’ internal guidance. These are conducted by the engineer of record and FGMI, and include the following reviews and inspections:

■	Quarterly Instrumentation Reviews;

■	Annual TSF Dam Inspections;

■	Internal Triennial Third-Party TSF Dam Reviews;

■	Construction Completion Reports;

■	Failure Modes and Effects Analysis;

■	Engineered Risk Assessment; and

■	Dam break analysis

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Quarterly instrumentation reviews are conducted by the engineer of record to review and provide interpretation of the geotechnical and hydraulic instrumentation records for the TSF. The quarterly instrumentation review reports are provided to the Alaska Dam Safety Program. FGMI recently installed a data acquisition system that collects real-time piezometer data, which are immediately available for review by the engineer of record.

Annual TSF dam inspections are conducted by the engineer of record and includes: a visual of inspection of the dam; review and evaluation of routine inspection and maintenance records; dam management processes; and other information pertinent to the operation and performance of the TSF dam. The inspection report is provided to the Alaska Dam Safety Program, as required by the Certificate of Approval to Operate the dam.

Kinross internal triennial TSF dam reviews are conducted by an independent consultant with vast knowledge and experience in dam construction and operations. The review is all inclusive of the design, operation, and management of the TSF and dam. The most recent internal third-party review was conducted in September 2014 by LSB Consulting Services. LSB had 13 recommendations. To date, FGMI has completed seven of the recommendations and work is currently underway on the remaining six.

Construction completion reports are developed by the engineer of record from daily onsite inspections and the dam raise construction activities QA/QC program. These construction completion reports are provided to the Alaska Dam Safety Program as required by the Certificate of Approval to Modify the TSF dam.

A Failure Modes and Effects Analysis (a technical risk assessment) is required by the May 8, 2014 Revised Certificate of Approval to Modify a Dam (Alaska Department of Natural Resources 2014). It will be performed in March 2015 by third party consultants (SRK Consulting, Tetra Tech, and Robertson GeoConsultants), Alaska Department of Natural Resources, Alaska Department of Environmental Conservation, KP, and Kinross personnel. The last Failure Modes and Effects Analysis was performed during the initial permitting of Fort Knox.

An internal Engineered Risk Assessment (ERA) was conducted in 2009 and indicated that potential failure modes associated with the TSF dam were found to have low risk rankings due to their extremely low probability of occurrence. The ERA was provided to ADNR before the issuance of the January 26, 2011 Certificate of Approval to Modify

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

a Dam, which authorized the 14.85 m dam raise to 469.4 masl, which is scheduled for completion in 2015.

A TSF dam break analysis will be performed by KP in 2015. The last TSF dam break analysis was performed in 2010 by SRK. The 2010 analysis concluded that all structures that are within the inundation limits for the hypothetical dam breach are also within the limits of the FEMA designated 100 year and 500 year flood plains for the affected streams and rivers. Additionally, it was concluded that the majority of solids released from the TSF would likely be deposited before the flood water would reach the confluence of Fish Creek and the Little Chena River.

20.1.2	Seepage Interception System

The TSF dam is designed for seepage to pass beneath the dam in fractured bedrock. The seepage is captured by the pump-back system and the interceptor system. The pump-back system includes a pump-back sump together with a pumping and piping system designed to return the seepage to the TSF. The interceptor system is a series of interceptor wells developed just downstream of the dam.

Most of the seepage passing beneath the dam feeds into a large lined sump where water from the pump-back system and interceptor system is pumped back to the decant pond. Any seepage not captured directly by the pump-back system is captured by the interceptor wells. These wells form a hydraulic barrier preventing any seepage from migrating further downstream and assuring the TSF operates as a zero discharge facility.

A line of groundwater monitoring wells located immediately downstream of the interception system are monitored to insure that no process water is escaping the system and moving downstream. The water quality in the seepage interception system reflects both natural groundwater and tailings seepage quality.

Monthly and quarterly monitoring of the system’s groundwater is conducted for observing and determining the system’s performance. The groundwater monitoring wells are monitored quarterly in compliance with Waste Management Permit 2014DB0002 and the reports are provided to the agencies.

20.1.3	Site Monitoring

The Fort Knox mine Monitoring Plan outlines comprehensive monitoring requirements for the site, including the TSF, the heap leach, the pit lake, the stream corridor/wetlands and the water supply reservoir. The monitoring plan includes:

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

■	Water quality sampling procedures and analytical profiles and sampling schedules;

■	Characterization of acid rock drainage and processed tailings;

■	Monitoring of inert solid waste landfills;

■	Potable water monitoring requirements;

■	Wildlife mortality reporting procedures;

■	Documentation, record keeping and reporting requirements; and

■	Quality assurance/quality control manual.

The Waste Management Permit 2014DB0002 stipulates that FGMI conduct geochemical monitoring to ensure that there is a low potential for the production of leachate that is acidic or contains levels of metals that would contaminate surface or groundwater. The mediums to be monitored are overburden, development rock, and ROM ore placed on the Walter Creek heap leach facility, and tailings samples from the Fort Knox mill (State of Alaska Department of Environmental Conservation 2014, 15, Section 2.3.1.5).

FGMI analyze quarterly testing of tailings solids, low grade (heap leach) ore, and topsoil (overburden) for meteoric water mobility procedure testing and acid base accounting.

20.1.4	Water Management

20.1.4.1	Decant Water

Water is used to slurry tailings which is discharged to the tailings impoundment by gravity flow or pumping. The water accumulates in the North Pond, South Pond and Barge Pond where it is ultimately pumped back to the mill for reuse in the processing of ore.

20.1.4.2	Seepage Water

The seepage flow regime through the engineered filter zones and along the geosynthetic lined toe drain is collected in a geosynthetic lined sump at the toe of the dam. The seepage that combines with groundwater and migrates around the primary collection zone is captured downgradient by a series of twelve interceptor wells and the 501 drain. See section 20.1.2 for details.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

20.1.4.3	Stormwater Runoff

A Stormwater Pollution Prevention Plan is in place and is updated as required. FGMI actively and effectively manages stormwater runoff by establishing and maintaining control structures (i.e., brush berms, rock check dams, velocity reducing structures, stilling basins) along access and service roads.

20.1.5	Hazardous Waste Management

Kinross has been signatory to the International Cyanide Management Code for the Manufacture, Transport, and Use of Cyanide in the Production of Gold (Cyanide Code) since 2005.

The Cyanide Code’s development occurred in the early 2000s and it was implemented in 2005 for safe and responsible management of cyanide by an international multi-stakeholder committee under the auspices of the United Nations Environment Program (UNEP) and is administered by the International Cyanide Management Institute (ICMI). As a signatory company, Kinross is required to meet the Code’s Principles and Standards of Practice criteria, which is verified by strict independent third-party auditing.

Fort Knox achieved initial certification in February 2008, and received recertification in September 2011 and February 2015. Fort Knox certification summary audit reports may be found at http://www.cyanidecode.org.

FGMI is a Small Quantity Generator under the Resource Conservation and Recovery Act (RCRA), and ships limited quantities of hazardous wastes off site to a permitted treatment, storage and disposal facility. As such, FGMI maintains a Hazardous Materials Registration (Reg. No: 051712 551 083UW) with the U.S. Department of Transportation. As a Small Quantity Generator, FGMI generates between 100 and 1,000 kg of hazardous waste per month and is required to comply with the RCRA regulations in U.S. Title 40, Code of Federal Regulations.

20.1.6	Air Quality Management

The Fort Knox mine is authorized to operate under two air quality permits (Title I Air Quality Control Minor Permit AQ0053MSS04 and Title V Air Quality Control Operating Permit AQ0053TVP02 Revision 1) for stationary sources issued by the Alaska Department of Environmental Conservation (ADEC) – Division of Air Quality, Air Permits Program.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

The Title I minor permit regulates gaseous (sulphur compounds nitrogen compounds, visible, and fugitive emissions. The air permits require a variety of parameters to be collected such as differential pressure drops across baghouses, opacity from emission units and fugitive dust, fuel deliveries and usage, sulphur content, and hours of operation. In addition, source testing is required for stationery sources (such as baghouses and the carbon regeneration kiln), to verify the source is operating correctly. FGMI also submits an estimate of particulate matter 10 μ or less, oxides of nitrogen, oxides of sulphur, and carbon monoxide. Fort Knox’s minor air quality permit does not require source testing unless an opacity test fails.

The Title V operating permit regulates mercury emissions from two activated carbon bed adsorption vessels that control exhaust gases from the carbon regeneration kiln, five electrowinning cells, and refining furnace. The air permit requires a variety of parameters to be collected such as carbon adsorber inlet gas-stream temperatures, hours of operation, carbon monitoring, and concentrate weights. Annual source testing is required and results are submitted to EPA and ADEC within 60 days of the source test.

FGMI submits compliance reports for both air permits with the required information every six months to the Division of Air Quality. A Title V permit compliance certification report is submitted annually to the Division of Air Quality.

20.1.7	Solid Waste Management

A Solid Waste Management Plan is in place as part of the EHSS. Solid wastes at the site are managed under Waste Management Permit 2014DB0002, which covers disposal of mine waste to the TSF, inert solid waste landfill facilities, the Walter Creek heap leach facility, the open pit mine, and groundwater and surface water monitoring systems at the Fort Knox mine.

A large number of solid waste materials are sent offsite for recycling, significantly reducing the quantities of waste to be managed onsite. The majority of non-hazardous incidental waste that cannot be recycled is shipped offsite for proper disposal. In addition, some quantities of non-hazardous wastes are placed in permitted facilities within the waste rock dumps or burned with ADEC authorized methods.

20.2	Permitting

All requisite permits have been obtained for mining of the existing Fort Knox open pit mine and are in good standing in all material respects (Table 20-1). Current expansion

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

projects for waste rock and heap leach were approved by the necessary agencies in 2014.

Fort Knox operates under Plan of Operations F20079852, last amended in March 2014, and effective until March 2019. The Plan of Operations authorizes activities upon state lands encompassed by Amended and Restated Millsite Lease, Uplands Mining Lease, and certain private lands. The Plan of Operations contains general, project-specific, and standard stipulations for environmental protection, monitoring, reporting, and reclamation and closure.

Table 20-1: Key Operating Permits and Environmental Assessments

Agency1	Permit #	Description	Date Issued	Expiration/ Renewal Date
Federal
EPA	AKR000002352	RCRA Small Quantity Generator FGMI EHS-E981	2012-01-26	Annual
EPA, Region 10	Facility # 12779	UIC Class V Closure Plan (Facility #12779) at the Fort Knox mine	2006-08-21	No Expiration Date
FCC	WPRW650	Radio Station Authorization FGMI EHS-E978	2011-06-14	2021-03-02
FCC	WPSH854	Radio Station Authorization FGMI EHS-E979	2011-06-14	2021-05-02
Nuclear Regulatory Commission	50-29098-01	Radio Active Materials License FGMI EHS-E905	2011-07-12	2021-12-31
Bureau Of Alcohol, Tobacco, Firearms and Explosives	9-AK-090-22-5A-12031	Federal Explosives License / Permit FGMI EHS-E906	2012-01-01	1/1/2015 Renewal Processing
US Dept of Transportation & Public Safety	051712 551 083UW	Hazardous Materials Certificate of Registration Year(s) 2012 to 2015	2012-05-17	2015-06-30
Corps of Engineers Fort Knox Mine Environmental Assessment	N/A	Fort Knox Environmental Assessment for the Initial ACOE permitting process FGMI EHS-E908	August 1993	Life of the Project
BLM	FF096399	Land Use Permit Authorizing FGMI to conduct mineral Exploration on BLM Managed Land FGMI EHS-E959	2014-09-21	2017-09-21
Corps of Engineers	POA-1992-574-M18	Prelim stages of reconstruction of TSF Dam in prep for future increase in height, storage capacity & excavation of material below shoreline of permitted storage area. FGMI EHS-E959	2010-03-01	2015-03-31
Corps of Engineers	POA-1992-574-M19	Construction to raise the Tailing Storage Facility dam 52 ft FGMI EHS-E957	2011-03-04	2016-03-31
Corps of Engineers	POA-2006-2047	Jurisdictional Determination for the Exploratory Drill Holes in Slippery and Johnson Creeks FGMI EHS-E958	2011-06-15	2016-06-15
Corps of Engineers	POA-1992-574-M20	Authorization to Expand Barnes Creek Waste Rock Dump FGMI EHS-E976	2011-07-28	2016-07-31
Corps of Engineers	POA-1992-574-M21	Update and renew Fort Knox mine Reclamation and Closure Plan February 2011 FGMI EHS-E983	2011-11-03	2016-11-30
Corps of Engineers	POA-1992-574-M22	Fill of 0.28-acre of wetlands at Yellow Pup Waste Rock Dump	2013-11-30	2016-11-30
Corps of Engineers	POA-1992-574-23	Clearing of 0.13-acre wetlands for borrow source for heap leach	2013-05-06	2016-11-30
Corps of Engineers	POA-1992-574-M24	Fill into 2 acres of wetlands for expansion of the Yellow Pup Waste Rock Dump	2014-05-02	2016-11-30
Corps of Engineers	POA-1992-574-M25	Mechanical clearing of 10.4 acres of a borrow source and filling 0.85-acre of wetlands for construction of an	2014-07-02	2016-11-30

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Agency1	Permit #	Description	Date Issued	Expiration/ Renewal Date
access road.
Corps of Engineers	POA-1992-574	Nation Wide Permit (NWP) No. 7 approval to construct an outfall structure.	2015-01-27	2017-03-18
State
ADEC - APDES	AKR05CB48	MSGP Industrial Stormwater Discharge Monitoring – Fort Knox FGMI EHS-E914A	2008-09-29	9/29/20132
ADEC - APDES	AKR05DB43	MSGP Industrial Stormwater Discharge Monitoring – Gil Exploration Site FGMI EHS-E914A	2008-09-29	9/29/20132
ADEC - APDES	AKR05CB49	MSGP Industrial Stormwater Discharge Monitoring – True North FGMI EHS-E914A	2008-09-29	9/29/20132
ADEC - APDES	AKR05DB58	MSGP Industrial Stormwater Discharge Monitoring – Central Exploration Site FGMI EHS-E914A	2008-09-29	9/29/20132
ADEC - APDES	AKR05DC03	MSGP Industrial Stormwater Discharge Monitoring – Gilmore Exploration Site FGMI EHS-E914A	2012-04-10	9/29/20132
ADEC	AQ0053MSS04	Title 1 Air Quality Control Minor Permit FGMI EHS-E915	2012-12-17	No Expiration Date
ADEC - APDES	AK0053643	Wastewater Discharge Authorization Program for Fort Knox mine Facility FGMI EHS-E987	2012-10-01	2017-09-30
ADEC	2014-DB0002	Waste Management Permit for Fort Knox mine FGMI EHS-E916	2014-03-28	2019-03-27
ADEC	Ref#POA-1992-574-M19	Certificate of Reasonable Assurance for construction to raise TSF dam 52 ft FGMI EHS-E967	2011-03-04	2016-03-31
ADEC Division of Env. Health Drinking Water Program	PWSID: 314093 Source ID: WL001	New Well & Water Softener Class: Non-Transient Non-Community (NTNC), Class A; Source: Groundwater FGMI EHS-917	2009-03-04	No Expiration Date
ADEC Drinking Water Program Office	ID #AK2314093	Sanitary Survey Fort Knox Drinking Water, Follow-Up FGMI EHS-E920	2005-07-30	2015-12-31
ADEC Drinking Water Program Office	PWSID #314093	Initial Waiver Approval for Synthetic Organic Contaminants (SOC) for 2011-2013 compliance period FGMI EHS-E966	2013-02-01	2015-09-30
ADEC Div of Water, Wastewater Discharge Authoriz. Program	Ref# POA-1992-574-M20	Certificate of Reasonable Assurance for Expansion of Barnes Creek Waste Rock Dump FGMI EHS-E984	2011-07-21	2016-07-21
ADEC Div of Air Quality	AQ0053TVP02 Revision 1	Final Title V Operating Permit for FGMI FGMI EHS-E900	2014-04-25	2017-09-04
ADEC Div of Water, Wastewater Discharge Program	File No. 104.45.002	Ft. Knox Mine-ALPM Maint. Shop Septic System Final Approval to Operate	2009-12-01	No Expiration Date
ADEC Div of Water, Wastewater Discharge Program	File No. 104.45.001	Ft. Knox Gold Mine-Replacement Leachfield, Two New Standard Manholes, Final Approval to Operate	2007-01-19	No Expiration Date
Dept of Fish & Game	FG93-III-0202	Fish Habitat Permit Solo Creek Culvert FGMI EHS-E921	1994-02-15	Upon Third Party Transfer
Dept of Fish & Game	FG99-III-0097, 0098, 0099, 0100, 0101	Fish Habitat Permit Wetlands Channel #1, #2, #3, #4, #5 FGMI EHS-E923	5/14/1999, 5/15/1999, 6/1/99, 6/9/99	Upon Closure of Mine
Dept of Fish & Game	FH11-III-0053	Fish Habitat Permit Fish Creek, Nugget Creek, APMA 9156 FGMI EHS-E960	2011-03-01	12/31/2014 Renewal Processing
ADNR	ADL 414960 & ADL 414961	Second Amendment to Millsite Lease ADL 414960 & 414961 FGMI EHS-E974	2011-06-01	Mine Life
ADNR	FH11-III-00111	Fish Habitat Permit for Multi-Year 2011-2015, Hardrock Exploration Application APMA F11-2157, Porcupine Creek, Bonanza Creek FGMI EHS-E970	2011-04-28	2015-12-31
ADNR	LAS 13988	Certificate of Appropriation, Fish Creek, Mining, Milling, including Heap Leach	2011-12-21	No Expiration Date

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Agency1	Permit #	Description	Date Issued	Expiration/ Renewal Date
ADNR	LAS 13987	Permit to Appropriate Water, Interceptor Wells FGMI EHS-E929	2003-02-06	Renewal Processing
ADNR	LAS 13986	Permit to Appropriate Water, Water Supply Reservoir FGMI EHS-E930	1994-02-15	2019-02-15
ADNR	LAS 21760	Permit to Appropriate Water, Dewatering Wells FGMI EHS-E931	2004-04-21	Renewal Processing
ADNR	AK00212	Certificate of Approval to Modify a Dam (Approval to raise dam by 52 feet in two successive stages in 2011 & 2013) FGMI EHS-E934	2014-05-08	2015-05-08
ADNR	AK00211	Certificate of Approval To Modify a Dam (Water Storage Reservoir) FGMI EHS-E933	2010-10-26	10/26/2014 Renewal Processing
ANDR	AK00310	Certificate of Approval To Operate a Dam (Walter Creek heap leach Pad Dam) FGMI EHS-E932	2014-02-07	2/7/2015 Renewal Processing
ADNR	AK00212	Certificate of Approval To Operate a Dam (Fort Knox Tailings Dam) FGMI EHS-E973	2013-06-24	2015-08-02
ADNR	ADL 47229	Modified Lease Certificate – Fish Creek	1994-02-15	2019-02-15
ADNR	ADL 535408	Fort Knox Upland Mining Lease FGMI EHS-E935	2014-02-15	2034-02-14
ADNR	ADL 414960 & 414961	Fort Knox Millsite Permit FGMI EHS-E936	1994-02-15	Mine Life
ADNR	ADL 414960 & 414961 Addendum	Amended and Restated Millsite Lease FGMI EHS-E937	2007-07-03	Mine Life
ADNR	F20149852	Final Plan of Operations Amendment Approval FGMI EHS-E938	2014-03-28	2019-03-27
ADNR	Plan of Operations Amendment	Re-routing segment of Fish Creek Road powerline & clearing of a 43-acre area to the N & E of topsoil stockpile for a sub-base material source FGMI EHS-E965	2011-04-07	Mine Life
ADNR	Plan of Operations Amendment	2012 Construction Season Clearing Approval	2012-02-03	Mine Life
ADNR	Plan of Operations Amendment	Carbon-in-Column Plant #2 Construction Approval	2012-05-07	Mine Life
ADNR	Plan of Operations Amendment	New Fuel Island Installation Approval	2012-06-25	Mine Life
ADNR	Plan of Operations Amendment	Plan of Operation Modification - Carbon in Column Plan #2 Construction amendment and design details approved	2012-07-03	Mine Life
ADNR	Plan of Operations Amendment	Plan of Operation Modification - Proposed Growth Media Stockpile (West of YP WRD) Approval	2012-09-10	Mine Life
ADNR	ADL 528271	In the name of Melba Creek Mining, Inc. lease renewed until August 31, 2019 FGMI EHS-E939	2009-08-31	2019-08-31
ADNR	ADL 415405	Land Use Permit Fish Creek And Fairbanks Creek Road Right Of Way FGMI EHS-E940	1996-03-07	Mine Life
ADNR	APMA 9156	Gil (Multi-year 2010 – 2014 Misc Land Use Permit for Hardrock Exploration & Reclamation) FGMI EHS-E941	2010-01-01	12/31/2014 Renewal Processing
ADNR	APMA 9736	Miscellaneous Land Use Permit for Hardrock Exploration Permit #9736	2014-04-30	2018-12-31
ADNR	APMA 2157	Miscellaneous Land Use Permit for Hardrock Exploration Permit #2157 FGMI EHS-E982	2013-01-22	2015-12-31
ADNR	TWUP F2010-60	To withdraw up to combined total of 14,000 gallons of water per day at a max rate of 10 gpm for Gil Project APMA F109156 FGMI EHS-E961	2010-12-21	12/31/2014 Renewal Processing

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Agency1	Permit #	Description	Date Issued	Expiration/ Renewal Date
ADNR	TWUP F2010-51	To withdraw up to combined total of 64,800 gallons of water per day with a combined max of 72.585 acre feet of water per year for Gil Project APMA F109156 FGMI EHS-E962	2010-12-21	12/31/2014 Renewal Processing
ADNR	TWUP F2010-46	To create a cone of depression around the Fort Knox mine Pit by withdrawing 5,645 acre-feet of water per year at a max of 3,500 gpm for each authorized year. FGMI EHS-E963	2010-09-21	2015-09-20
ADNR	TWUP F2011-61	To supply water in support of hardrock exploration mining activities associated with APMA F112157 FGMI EHS-E968	2011-07-13	2015-12-31
ADNR	TWUP F2010-53	To supply water in support of hardrock exploration mining activities associated with APMA F107522 FGMI EHS-E968	2010-09-21	2015-09-20
ADNR	TWUP F2011-22	To supply water additional water to the tailings storage facility in support of mining activities. FGMI EHS-E968	2011-05-05	2016-05-04
ADNR	AK00310	Revised Certificate of Approval to Operate a Dam Walter Creek heap leach to increase solution recirc and ore lift thickness FGMI EHA-E985	2014-11-10	2/5/2015 Renewal Processing
ADNR	ADL 419213	TSF Jetty Pipeline Road & Re-Alignment of Portion of Fish Creek Road	2011-04-14	Mine Life
ADNR – Div Of Forestry	1458224	Fort Knox Burn Pit Permit FGMI EHS-E949	2014-04-04	8/30/2014 2015 permit issued March 2015.
Dept. of Public Safety	N/A	Life And Fire Safety Plan Check	1999-06-29	Construction Approval Archived
Dept. of Public Safety	N/A	Tank Installation Plan Review	2014-01-31	Construction Approval Archived
Dept of Labor	SEE FILES	Certificate Of Inspection For Fired And Unfired Pressure Vessel FGMI EHS-E945	See Files 9/7/2011	As Required 9/2015
Dept of Labor	EIN 061325565	Employer Identification FGMI EHS-E946	September 1991	Mine Life
Dept of Labor	BL 1011245	Business License FGMI EHS-E947	2014-10-06	2016-12-31
Dept of Revenue	100051	FGMI Mining License FGMI EHS-E948	2013-05-07	2014-04-30
Local
FNSB	NA	FNSB Floodplain Permit FGMI EHS-E950	1994-04-28	NA
FNSB	CUO13-94	Conditional Use Permit (Tailing Disposal) FGMI EHS-E951	1994-03-01	NA
FNSB	CUO14-94	Conditional Use Permit (Solid Waste Landfill) FGMI EHS-E952	1994-03-01	NA
FNSB	12441	Zoning Permit FGMI EHS-E953	1994-04-21	NA
1 Agency abbreviations:
ADEC – Alaska Department of Environmental Conservation;
ADEC-APDES – Alaska Department of Environmental Conservation, Division of Water, Alaska Pollutant Discharge Elimination System Program;
ADNR – Alaska Department of Natural Resources
BLM – Bureau of Land Management;
EPA – Environmental Protection Agency;
FCC – Federal Communications Commission; and
FNSB – Fairbanks North Star Borough.
2 State extension until renewal of MSGP 2015

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

20.3	Social and Community Requirements

Alaska’s political climate is relatively stable and the state has a long history of resource development. The large-scale metal mining industry is relatively young with only seven large-scale operating mines; the oldest of which was first operational in 1989.

Public perception polling completed in 2014 showed that mining in Alaska is considered important by 4 out of 5 Alaskans (84%). The ranking in Alaska’s interior was the highest; 97% considered mining to be an important part of Alaska’s economy. Overall, the mining industry is viewed favorably.

20.4	Mine Closure Requirements and Costs

FGMI maintains a reclamation and closure plan which outlines comprehensive closure plans and cost estimates (Fairbanks Gold Mining, Inc. 2013).

FGMI’s long-term goals for reclamation performed during and after mining and milling operations are to contour, stabilize, and revegetate disturbed areas in order to return the land to a safe, stable and productive condition. FGMI is contouring and stabilizing disturbed areas to create ground conditions that promote vegetation development and provide conditions for colonization by native species. Native grass species available commercially are used for rapid soil stabilization.

The objectives of the reclamation and closure plan (Fairbanks Gold Mining, Inc. 2013) are:

1. Stabilization and protection of soil materials from wind and water erosion.

2. Stabilization of steep slopes through contouring to provide rounded land forms with erosion control.

3. Establishment of long-term, self-sustaining vegetation communities conducive to natural invasion and succession.

20.4.1	Water Management

The goal of the water management plan will be to protect designated use standards in the receiving water. The strategy is based on model predictions, and as such, it will be subject to review and refinement during the closure period as actual conditions become known. The closure water management plan covers both receiving water and mine site surface water.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

20.4.2	Tailings Storage Facility

During mining, the tailings impoundment water is not discharged; the mill recycles water from the tailings impoundment for reuse in the beneficiation process. After mining, milling and heap leaching activities cease, a spillway will be constructed. When the water meets discharge standards, the TSF spillway will convey seasonal surface water runoff to Fish Creek. The TSF will continue to be operated as a zero discharge facility until the heap leach facility is successfully closed. The tailings impoundment is an unlined facility. Process solution that passes through the bottom of the tailings impoundment is transported with groundwater flow downstream. In addition, water passing through the rock fill of the tailings dam encounters the filter zone of the engineered core which transports it down to the highly fractured bedrock beneath the dam.

The currently proposed reclamation approach by FGMI utilizes characteristics of both standard industry approaches to tailings reclamation, and includes areas of open water, wetland boundaries, and dry upland covered areas. Excess water from the south pond will be conveyed to the north ponds in order to stabilize the overall water balance of the facility. Ultimately, as allowed by the final water quality in the impoundment, excess water will be discharged via an engineered spillway into the rehabilitated Fish Creek.

20.4.3	Seepage Interception System

The water quality in the seepage interception system reflects both natural groundwater and tailings seepage quality. Water quality modelling indicates that development of a tailings beach, will reduce the rate of seepage from the tailings and consequently improve seepage water quality in the short term. Seepage water quality is predicted to further improve in the initial period following cessation of operations. The seepage interception system will continue to operate, and the seepage water will be pumped to the Barge Pond until water quality standards have been met.

If during the initial closure period water quality trends indicate discontinuation of seepage collection could affect designated uses in the water supply reservoir, passive treatment alternatives will be evaluated.

Closure of the seepage collection system will include:

■	Discontinuation of pumping from the seepage collection gallery and wells.

■	Removal of pumps, piping, and surface structures for salvage or disposal.

■	Plugging and decommission of the seepage collection wells.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

■	Puncture the sump liner at frequencies and locations that will accommodate the maximum discharge at closure and long term seepage estimates.

20.4.4	Pit Lake

After mining ceases, the pit will initially create a hydraulic sink (Schlumberger Water Services 2011). The pit will fill up relatively quickly at the beginning of closure due to the volume of water pumped from the Barge Pond and rinse water from the heap leach pad. Once the pit lake has reached the final elevation of 448 m (1470 ft), the level of tailings will be higher than the pit lake water elevation and the water will flow through the fractured bedrock and under the TSF.

Treatment alternatives have been evaluated for implementation during the initial years of pit filling to aid in controlling potentially elevated metals concentrations in the pit lake resulting from tailings decant/seepage water addition.

20.4.5	Heap Leach Pad and Waste Dumps

The proposed method of closure for the Fort Knox heap leach is based on site-specific conditions, facility design, currently available test work, and the technical analyses completed as part of closure planning. The supporting data and concepts for the closure of the heap leach is provided in Fort Knox mine Closure Management Plan for Proposed Heap Leach Facility (Water Management Consultants 2006).

The reclamation of the heap and waste dumps follows standard industry practice with regrading, cover placement (as necessary), and revegetation. The key factor for consideration will be the quality of runoff and seepage from these facilities, which will contribute to the overall water quality of the TSF post closure. A consolidated growth media balance is presented in the reclamation plan.

20.4.6	Water Supply Reservoir, Solo Creek Causeway and Gil Causeway

FGMI will leave the water supply reservoir and Solo Creek causeway in place to allow for the long-term use (and maintenance) as a recreational lake and wetland area. Following reclamation and closure of the project process components, the dam, access road and Solo Creek Causeway will be maintained according to the terms defined in the Agreement for Funding Post-Reclamation Obligations between FGMI, ADNR and ADF&G (Fairbanks Gold Mining, Inc. 2013). The Gil Causeway will be breached to allow the free movement of fish from the main lake body into upper reaches of the lake and Last Chance Creek.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

The lake will not be available for public use until final reclamation and a period of post-closure monitoring (approximately ten years) is complete and the area is transferred to the State.

20.4.7	Waste Rock Dumps

Upon cessation of mining at Fort Knox, the waste rock dumps will contain approximately 399 Mt (440 Mst) of waste rock. The area calculated for financial assurance is based on current life-of-mine plans. The current Standardized Reclamation Cost Estimator model estimates that there will be a surface area of 361 ha (893 ac) of waste rock dumps requiring reclamation. It should be noted Fish Creek Waste Rock Dump and a portion of Barnes Creek Waste Rock Dump have been repurposed as low grade stockpiles, which are being loaded on the heap leach pad. Reclamation of waste rock dumps will be initiated once that they are no longer required for waste rock disposal. FGMI will concurrently reclaim inactive dumps that will not be subject to future disturbance. Based on the current mining schedule, concurrent reclamation of waste rock dumps is scheduled to begin in 2021.

Reclamation of the waste rock dumps will entail recontouring and growth media placement. The crests of the waste rock dumps will be rounded with material pushed outward to establish a slope of approximately 2.5H:1V or flatter (face angle calculations uses a final slope of 3H:1V). Large boulders that are uncovered during sloping may be left on the surface to provide topographic diversity, microhabitats for wildlife and vegetation, and to break the linear appearance of the final slope. Growth media will be placed at a depth that will promote successful revegetation, defined as verifying that there is 70% cover three years after the last application of seed and fertilizer.

When final sloping, contouring, and growth media placement (if required) have been completed, waste rock dumps will be ripped along the contour. Contour ripping will reduce the erosion potential by reducing smooth slope length with the series of furrows created that will also increase infiltration. Ripping on the contour will provide micro-habitats for increased moisture retention and seed germination. Brush berms and/or sedimentation berms will be constructed at the toe of dumps where feasible.

Waste rock dumps will be revegetated following completion of earthwork. Due to the rocky, irregular nature of the final slopes, broadcast-seeding methods will be utilized.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

20.4.8	Buildings and Equipment Sites

Buildings remaining at Fort Knox when production ceases will include the mill building, portable office buildings, truck shop, warehouse, and various other buildings. As facility components of the site are decommissioned, materials, equipment, and some buildings will be removed. Currently, the buildings planned for removal include the tailings barge, tailings seepage building, primary crusher, belt conveyor/drive tower, bulk fuel, and the water reclaim freshwater pump house and heap leach structures all of which are accounted for in the face angle estimate. The majority of the buildings and structures are located within FGMI surface ownership boundaries. Equipment, and piping not needed for the reclamation and monitoring process will be utilized at another mining site, sold, salvaged, or disposed in an approved manner. Past experience indicates that most equipment will be either utilized at other facilities or sold. The remaining buildings will be left in place and put to alternate uses that have yet to be determined.

20.4.9	Reclamation Costs

Kinross estimates the net present value of future cash outflows for site restoration costs at Fort Knox and True North under International Financial Reporting Standards (“IFRS”), International Accounting Standard 37 (“IAS 37”) and International Financial Reporting Interpretation Committee 1 (“IFRIC 1”) for the year ended December 31, 2014, at approximately US$67.6 million (Fairbanks Gold Mining, Inc. 2013). Kinross currently has posted approximately US$99.2 million of letters of credit to various regulatory agencies in connection with its closure obligations at Fort Knox and True North.

The Alaska Department of Environmental Conservation apportionable amount of financial assurance is US$64.0 million of this amount US$45.6 million includes direct costs, mobilization/demobilization and US$18.4 million as indirect costs.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

21	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

Life of mine sustaining capital is estimated to be US$325 million, for the period 2015 to 2019 (Table 21-1).

Table 21-1: Fort Knox Capital Cost Summary (US$ x 1,000)

Capital Cost	Equipment/ Infrastructure	Mine Development	Other	Total
Underground	-	-	-	-
Surface	69,316	150,792	-	220,108
Processing	103,678	-	-	103,678
Other	1,000	-	-	1,000
Total	173,993	150,792	-	324,785

21.2	Operating Costs

Operating costs are tracked and well understood. Total LOM operating costs and 2015 target cost per tonne are summarized in Table 21-2.

Table 21-2: Fort Knox Operating Cost Summary (US$ x 1,000)

Operating Costs	US$ LOM	2015 Cost (US$) /Tonne Processed
Surface (incl. Stripping)	882,181	4.817
Processing	381,384	2.634
G&A	158,043	1.166
Other	56,885	0.000
Total	1,478,494	8.618

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

22	ECONOMIC ANALYSIS

Under NI 43-101 rules, a producing issuer may exclude the information required for Item 22 – Economic Analysis on properties currently in production, unless the Technical Report prepared by the issuer includes a material expansion of current production. Kinross is a producing issuer, the Fort Knox mine is currently in production, and a material expansion is not included in the current LOM plans. Kinross has carried out an economic analysis of Fort Knox using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

23	ADJACENT PROPERTIES

No reliance was placed on any information from adjacent properties in the estimation and preparation of the resources and reserves reported in this Technical Report. Adjacent properties are therefore not deemed material to this report.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

24	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

25	INTERPRETATION AND CONCLUSIONS

25.1	Mineral Resource Estimation

Mineral Resource estimates have been prepared using acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources conform to Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves dated November 27, 2010.

Protocols for drilling, sampling, analysis, security, and database management meet industry accepted practices. The drillhole databases were verified and are reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

Kinross is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other modifying factors which could materially affect the open pit mineral resource estimates.

Fort Knox:

■	The EOY 2014 Measured and Indicated Mineral Resources for Fort Knox, exclusive of Mineral Reserves, total 75.9 Mt at 0.37 g/t Au and contain 912,200 oz Au.

■	The EOY 2014 Inferred Mineral Resources for Fort Knox total 9.5 Mt at 0.41 g/t Au and contain 126,300 oz Au.

■	The resource estimate Au cutoff grade is 0.16 g/t.

Gil:

■	The EOY 2014 Measured and Indicated Mineral Resources for Gil, exclusive of Mineral Reserves, total 29.5 Mt at 0.56 g/t Au and contain 532,700 oz Au.

■	The EOY 2014 Inferred Mineral Resources for Gil total 4.0 Mt at 0.49 g/t Au and contain 62,800 oz Au.

■	The resource estimate Au cutoff grade is 0.21 g/t Au.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

25.2	Mining and Mineral Reserves

■	The Mineral Reserves estimate has been prepared using acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM Definition Standards.

■	Mineral Reserves are reported for Fort Knox only; there are no Mineral Reserves for Gil.

■	The EOY 2014 open pit Proven and Probable Reserves for Fort Knox, including existing stockpiles scheduled for processing, are estimated to be 163.8 Mt at 0.46 g/t Au, containing 2.4 Moz Au.

■	The reserve estimate Au cutoff grades range from 0.19 g/t for C (processed in heap leach) ore to 0.35 g/t for A ore (processed in mill).

■	Recovery and cost estimates are based on actual operating data and engineering estimates.

■
Economic analysis of the Fort Knox Life of Mine (LOM) plan generates a positive cash flow and meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

25.3	Process

■
The Fort Knox mine site operates two ore processing lines: a mill operation consisting of crushing, grinding, agitated leaching, and a carbon-in-pulp circuit (CIP); and a run-of-mine valley-fill cyanide heap leaching operation where gold is recovered using two parallel carbon-in-column (CIC) circuits.

■	Gold is recovered from solution by electrowinning and poured into doré bars at the in the mill refinery.

25.4	Environmental Considerations

■
FGMI constantly seeks excellence in its occupational health and safety, environmental and social responsibility system. Kinross is signatory to the Cyanide Code, and Fort Knox is certified under The Code.

■	A comprehensive Environmental, Health, and Safety System comprises 18 environmental management plans to manage, monitor, and maintain process components site wide.

■	The Tailings Storage Facility is designed and operated according to the Guidelines for Cooperation with the Alaska Dam Safety Program and the

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Alaska Department of Environmental Conservation’s monitoring requirements. Rigorous inspection, monitoring and review programs are in place.

■	All requisite permits have been obtained for mining and continued development of the existing Fort Knox open pit mine and are in good standing in all material respects

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

26	RECOMMENDATIONS

There are no recommendations at this time as Fort Knox mine is a fully operational mine.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

27	REFERENCES

Alaska Department of Natural Resources. 2014. “Fort Knox Mine: Plan of Operations Amendment Approval No. F20149852POO.” Division of Mining, Land and Water, Fairbanks.
Alaska Department of Natural Resources. 2005. “Guidelines for Cooperation with the Alaska Dam Safety Program.” Division of Mining, Land and Water, Water Resources Section, Dam Safety and Construction Unit.
AMEC E&C Services Inc. 2009. “High-Level Review of Sampling, Resource Estimation, Ore Control, Mining, and Metallurgical Accounting.”
Bakke, A., Morrell, B., and Odden J. 1998. “The Fort Knox porphyry gold deposit, east-central Alaska: An overview and update. Porphyry and Hydrothermal Copper and Gold Deposits.” 89-98.
Bakke, A.A. 1995. “The Fort Knox ‘pophyry’ gold deposit - Structurally controlled stockwork and shear quartz vein, sulphide-poor mineralization hosted by a Late Cretaceous pluton, east-central Alaska.” Canadian Institute of Mining, Metallurgy, and Petroleum, Special Volume 46 795-803.
Blum, J.D. 1982. “The Petrology, Geochemistry, and Isotope Geochronology of the Gilmore Dome and San Pedro Dome Plutons, Fairbanks District, Alaska.” Unpublished M.S. Thesis, University of Alaska Fairbanks 1-107.
Bundtzen, T.K. 1981. “The Geology and Mineral Deposits of the Kantishna Hills, Mt. McKinley Quadrangle, Alaska.” Unpublished M.S. Thesis, University of Alaska Fairbanks 1-237.
Bundtzen, T.K., & Laird, C. 2010. Preliminary Geologic Map and Interpretive Cross Sections of the Gil Project, Interior Alaska. Map. [ca. 1:3,000]. Unpublished.
Bundtzen, T.K., Laird, C., & Nichols, L. 2014. Geologic Map of the Gil Project Area, Interior Alaska Fairbanks Mining District, Alaska. Map. [ca. 1:6,000]. Unpublished.
Call & Nicholas, Inc. 2013. “Fort Knox 2013 Geotechnical Study.”
Call & Nicholas, Inc. 2014. “Fort Knox 2014 P7S-V22-MOD3 Geotechnical Study.”
Call & Nicholas, Inc. 2005. “Fort Knox and Gil Mines – Site Visit and Slope Stability Review.”
Fairbanks Gold Mining Inc., and Kinross Gold USA. 2007. “Fort Knox Mine Walter Creek Heap Leach Project: Project Feasibility Evaluation.”
Fairbanks Gold Mining, Inc. 2014. “2014 Year End Mineral Resource and Reserve Report.”
Fairbanks Gold Mining, Inc. 2013. “Fort Knox Mine 2012 Annual Activity Report.”
Fairbanks Gold Mining, Inc. 2013. “Fort Knox Mine Reclamation and Closure Plan.”
Fairbanks Gold Mining, Inc. 2008. Technical Report for the Fort Knox Mine. Quandt, D., Ekstrom, C., Triebel, K., and Henderson, R.D.,, NI 43-101 Technical Report prepared by Kinross Gold Corporation.
Hall, M.H. 1985. “Structural Geology of the Fairbanks Mining District, Central Alaska.” Unpublished M.S. Thesis, University of Alaska Fairbanks 1-68.
Hart, C.J.R. 2005. “Classifying, Distinguishing and Exploring for Intrusion-Related Gold Systems.” The Gangue MDD Newsletter Issue 87, 1: 4-9.
Heiner, L.A. and Wolff, E.N. 1968. Final report - mineral resources of northern Alaska: University of Alaska Mineral Industry Research Laboratory Report No. 16. University of Alaska Mineral Industry Research Laboratory.

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

McCoy, D.T., Newberry, R.J., Layer, P.W., DiMarchi, J.J., Bakke, Arne, Masterman, J.S., and Minehane, D.L. 1997. “Plutonic-related gold deposits of Interior Alaska.” Economic Geology, Monograph, 9 191-241.
Mineral Resources Development, Inc. 1991. “Fort Knox Gold Project Fairbanks, Alaska Reserve Study Volume 1.”
Mineral Resources Development, Inc. 1999. “Fort Knox Mine- A Study of Reconciliation and Sampling Issues.”
Murphy, J.M. and Bakke, A. 1993. “Low-temperature thermal history of the Gilmore Dome area, Fairbanks Mining District, Alaska.” Canadian Journal of Earth Sciences 764-768.
Newberry, R.J., Bundtzen, T.K., Clautice, K.H., Combellick, R.A., Douglas, T., Laird, G.M., Liss, S.A., Pinney, D.S., Reifenstuhl, R.R., Solie, D.N. 1996. Preliminary Geologic Map of the Fairbanks Mining District, Alaska. State of Alaska Department of Natural Resources, Division of Geological & Geophysical Surveys.
Penswick, D. and FGMI Staff. 2011. Gil-Sourdough Scoping Study. Kinross Gold USA.
Robert, F., Brommecker, R., Bourne, B.T., Dobak, P.J., McEwan, C.J., Rowe, R.R., Zhou, X. 2007. “Models and Exploration Methods for Major Gold Deposit Types, Ore Deposits and Exploration Technology, Paper 48.” Proceedings of Exploration 07, 691-71.
Robinson, M.S., Smith, T.E., and Metz, P.A. 1990. Bedrock Geology of the Fairbanks Mining District. Alaska Division of Geological and Geophysical Surveys, Professional Report 106.
Roscoe Postle Associates Inc. 2011. “Mineral Resource and Reserve Audit of the Fort Knox Mine, Fairbanks, State of Alaska, U.S.A.”
Schlumberger Water Services. 2011. “Fort Knox Mine Tailings Facility Closure Management.” Denver, Colorado.
Scott Wilson Roscoe Postle Associates Inc. 2011. “Mineral Resource and Mineral Reserve Audit of the Fort Knox Operation, Fairbanks.”
SRK Consulting (Canada) Inc. 2014. “Mineral Resource and Mineral Reserve Audit, Fort Knox Gold Project, Alaska.”
SRK Consulting (U.S.), Inc. 2012. “Environmental Compliance and Management Systems Audit: Fort Knox and True North Mines.”
STACEY Mining Geotechnical Ltd. 2013. “Review of Fort Knox Mine Pit Slope Stability.” Fairbanks.
State of Alaska Department of Environmental Conservation. 2014. “Waste Management Permit 2014DB0002, Fort Knox Mine.” Fairbanks.
Water Management Consultants. 2006. “Fort Knox Mine Closure Management Plan for Proposed Heap Leach Facility.” Denver, Colorado.
Water Management Consultants. 2005. “Fort Knox Mine Tailing Facility Closure Management.” Denver, Colorado.
Wilson, Deanna. 2013. “Gil-Sourdough Data Verification Results.”

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

28	DATE AND SIGNATURE PAGE

The effective date of this Technical Report entitled “Kinross Gold Corporation, Fort Knox mine, Fairbanks North Star Borough, Alaska, USA, NI 43-101 Technical Report” is March 31, 2015.

“Signed and sealed”

John Sims, AIPG Certified Professional Geologist

March 31, 2015

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

APPENDIX A – COMPLETE LISTING OF STATE MINING CLAIMS

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 305117	Melba Creek Mining Inc	YELLOW PUP 1	40	1971-06-15	2015-11-30	Owned	100
ADL 305118	Melba Creek Mining Inc	YELLOW PUP 2	40	1976-09-26	2015-11-30	Owned	100
ADL 305119	Melba Creek Mining Inc	YELLOW PUP 3	40	1977-07-18	2015-11-30	Owned	100
ADL 305120	Melba Creek Mining Inc	YELLOW PUP 4	40	1977-07-18	2015-11-30	Owned	100
ADL 305121	Melba Creek Mining Inc	YELLOW PUP 5	40	1977-07-18	2015-11-30	Owned	100
ADL 305122	Melba Creek Mining Inc	YELLOW PUP 6	40	1977-07-18	2015-11-30	Owned	100
ADL 305123	Melba Creek Mining Inc	YELLOW PUP 7	20	1977-07-18	2015-11-30	Owned	100
ADL 305124	Melba Creek Mining Inc	YELLOW PUP 8	20	1977-07-18	2015-11-30	Owned	100
ADL 305125	Melba Creek Mining Inc	YELLOW PUP 9	20	1977-07-18	2015-11-30	Owned	100
ADL 305126	Melba Creek Mining Inc	YELLOW PUP 10	20	1977-07-18	2015-11-30	Owned	100
ADL 305127	Melba Creek Mining Inc	YELLOW PUP 11	20	1977-07-18	2015-11-30	Owned	100
ADL 305128	Melba Creek Mining Inc	YELLOW PUP 12	20	1977-07-18	2015-11-30	Owned	100
ADL 310722	Raines Lindy L	CHOMCO 3A	40	1965-03-28	2015-11-30	Leased	100
ADL 310723	Raines Lindy L	CHOMCO 3G	40	1965-03-27	2015-11-30	Leased	100
ADL 310724	Raines Lindy L	CHOMCO 3H	40	1965-03-29	2015-11-30	Leased	100
ADL 310725	Raines Lindy L	CHOMCO 3I	40	1965-03-23	2015-11-30	Leased	100
ADL 312132	K & K Recycling Inc	LILLIAN B 1	20	1965-06-22	2015-11-30	Leased	100
ADL 312133	K & K Recycling Inc	LILLIAN B 2	11	1965-06-22	2015-11-30	Leased	100
ADL 312134	K & K Recycling Inc	LILLIAN B 3	33	1965-06-22	2015-11-30	Leased	100
ADL 312135	K & K Recycling Inc	PACIFIC 1	23	1968-03-25	2015-11-30	Leased	100
ADL 312136	K & K Recycling Inc	PACIFIC 2	21	1968-03-25	2015-11-30	Leased	100
ADL 312137	K & K Recycling Inc	PACIFIC 3	21	1968-03-25	2015-11-30	Leased	100
ADL 312138	K & K Recycling Inc	PACIFIC 4	21	1968-03-25	2015-11-30	Leased	100
ADL 312139	K & K Recycling Inc	PACIFIC 5	21	1968-03-25	2015-11-30	Leased	100
ADL 312140	K & K Recycling Inc	PACIFIC 6	21	1968-03-25	2015-11-30	Leased	100
ADL 312141	K & K Recycling Inc	PACIFIC 7	21	1968-03-25	2015-11-30	Leased	100
ADL 312142	K & K Recycling Inc	PACIFIC 8	21	1968-03-25	2015-11-30	Leased	100
ADL 312143	K & K Recycling Inc	PACIFIC 9	21	1968-03-25	2015-11-30	Leased	100
ADL 312144	K & K Recycling Inc	PACIFIC 10	21	1968-03-25	2015-11-30	Leased	100
ADL 312145	K & K Recycling Inc	PACIFIC 11	28	1968-03-25	2015-11-30	Leased	100
ADL 312146	K & K Recycling Inc	PACIFIC 12	21	1968-03-25	2015-11-30	Leased	100
ADL 312147	K & K Recycling Inc	PACIFIC 13	21	1968-03-25	2015-11-30	Leased	100
ADL 312148	K & K Recycling Inc	PACIFIC 14	21	1968-03-25	2015-11-30	Leased	100
ADL 312149	K & K Recycling Inc	PACIFIC 15	21	1968-05-05	2015-11-30	Leased	100
ADL 312150	K & K Recycling Inc	PACIFIC 16	21	1968-05-05	2015-11-30	Leased	100
ADL 312151	K & K Recycling Inc	PACIFIC 17	21	1968-05-05	2015-11-30	Leased	100
ADL 312152	K & K Recycling Inc	PACIFIC 18	21	1968-05-05	2015-11-30	Leased	100
ADL 312153	K & K Recycling Inc	PACIFIC 19	21	1968-05-05	2015-11-30	Leased	100
ADL 312154	K & K Recycling Inc	PACIFIC 20	21	1968-06-17	2015-11-30	Leased	100
ADL 312155	K & K Recycling Inc	PACIFIC 21	21	1968-06-17	2015-11-30	Leased	100
ADL 312156	K & K Recycling Inc	PACIFIC 22	21	1968-06-17	2015-11-30	Leased	100
ADL 312157	K & K Recycling Inc	PACIFIC 23	21	1968-06-17	2015-11-30	Leased	100
ADL 312158	K & K Recycling Inc	PACIFIC 24	21	1968-06-04	2015-11-30	Leased	100
ADL 312159	K & K Recycling Inc	PACIFIC 25	21	1968-06-04	2015-11-30	Leased	100
ADL 312160	K & K Recycling Inc	PACIFIC 26	21	1968-06-04	2015-11-30	Leased	100
ADL 312161	K & K Recycling Inc	PACIFIC 27	20	1968-06-04	2015-11-30	Leased	100
ADL 312162	K & K Recycling Inc	PACIFIC 28	21	1968-06-24	2015-11-30	Leased	100
ADL 312163	K & K Recycling Inc	PACIFIC 30	21	1968-05-17	2015-11-30	Leased	100
ADL 312164	K & K Recycling Inc	PACIFIC 31	21	1968-05-17	2015-11-30	Leased	100
ADL 312165	K & K Recycling Inc	GRANITE CREEK	20	1967-05-21	2015-11-30	Leased	100
ADL 312171	K & K Recycling Inc	PSALM 41 1	20	1966-06-24	2015-11-30	Leased	100
ADL 312172	K & K Recycling Inc	SALLY JANE 1	40	1965-06-19	2015-11-30	Leased	100
ADL 312173	K & K Recycling Inc	SALLY JANE 2	40	1965-06-19	2015-11-30	Leased	100
ADL 312174	K & K Recycling Inc	SALLY JANE 3	40	1965-06-19	2015-11-30	Leased	100
ADL 312175	K & K Recycling Inc	SALLY JANE 4	40	1965-06-19	2015-11-30	Leased	100
ADL 312176	K & K Recycling Inc	SILVER STARLIGHT 1	21	1966-05-06	2015-11-30	Leased	100
ADL 312177	K & K Recycling Inc	SILVER STARLIGHT 2	14	1966-05-06	2015-11-30	Leased	100
ADL 312178	K & K Recycling Inc	SILVER STARLIGHT 3	21	1966-05-06	2015-11-30	Leased	100
ADL 312179	K & K Recycling Inc	SILVER STARLIGHT 4	21	1966-05-06	2015-11-30	Leased	100
ADL 312180	K & K Recycling Inc	SILVER STARLIGHT 5	21	1966-05-06	2015-11-30	Leased	100
ADL 312181	K & K Recycling Inc	SILVER STARLIGHT 6	21	1966-05-06	2015-11-30	Leased	100
ADL 312182	K & K Recycling Inc	SILVER STARLIGHT 7	21	1966-05-06	2015-11-30	Leased	100
ADL 312183	K & K Recycling Inc	SILVER STARLIGHT 8	21	1966-05-06	2015-11-30	Leased	100
ADL 312184	K & K Recycling Inc	SILVER STARLIGHT 9	21	1966-05-06	2015-11-30	Leased	100
ADL 313170	Hoel Ron	SPRUCE 3	40	1976-09-03	2015-11-30	Leased	100
ADL 313171	Hoel Ron	SPRUCE 4	40	1976-09-03	2015-11-30	Leased	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 313172	Hoel Ron	SPRUCE 5	40	1976-09-05	2015-11-30	Leased	100
ADL 313280	Melba Creek Mining Inc	BEAUTY SPOT	20	1960-06-21	2015-11-30	Owned	100
ADL 313281	Melba Creek Mining Inc	LUCKY DOG	20	1960-06-21	2015-11-30	Owned	100
ADL 313282	Melba Creek Mining Inc	BOB 1	20	1975-09-01	2015-11-30	Owned	100
ADL 313319	Melba Creek Mining Inc	PEARL CREEK CLAIM 1	20	1979-10-04	2015-11-30	Owned	100
ADL 314026	Eagan Daniel Peter	DUFFY 2	20	1980-01-21	2015-11-30	Leased	100
ADL 314027	Eagan Daniel Peter	DUFFY 3	20	1980-01-21	2015-11-30	Leased	100
ADL 314572	Eagan Margaret B.	MARS ASSOCIATION	38	1979-11-14	2015-11-30	Leased	100
ADL 319073	Melba Creek Mining Inc	YELLOW PUP NO 13	40	1980-05-10	2015-11-30	Owned	100
ADL 319074	Melba Creek Mining Inc	YELLOW PUP NO 14	40	1980-05-10	2015-11-30	Owned	100
ADL 319076	Melba Creek Mining Inc	YELLOW PUP NO 17	20	1980-05-10	2015-11-30	Owned	100
ADL 319077	Melba Creek Mining Inc	YELLOW PUP NO 18	20	1980-05-10	2015-11-30	Owned	100
ADL 321078	Melba Creek Mining Inc	FORT KNOX 3	40	1980-05-24	2015-11-30	Owned	100
ADL 321079	Melba Creek Mining Inc	FORT KNOX 4	40	1980-05-24	2015-11-30	Owned	100
ADL 321085	Melba Creek Mining Inc	FORT KNOX 10	40	1980-05-29	2015-11-30	Owned	100
ADL 321158	Melba Creek Mining Inc	M AND B MINING CO 13	40	1980-09-18	2015-11-30	Owned	100
ADL 321159	Melba Creek Mining Inc	M AND B MINING CO 14	40	1980-09-18	2015-11-30	Owned	100
ADL 321160	Melba Creek Mining Inc	M AND B MINING CO 15	40	1980-09-18	2015-11-30	Owned	100
ADL 321161	Melba Creek Mining Inc	M AND B MINING CO 16	40	1980-09-18	2015-11-30	Owned	100
ADL 321162	Melba Creek Mining Inc	M AND B MINING CO 17	40	1980-09-18	2015-11-30	Owned	100
ADL 321163	Melba Creek Mining Inc	M AND B MINING CO 18	40	1980-09-18	2015-11-30	Owned	100
ADL 321164	Melba Creek Mining Inc	M AND B MINING CO 19	40	1980-09-19	2015-11-30	Owned	100
ADL 321165	Melba Creek Mining Inc	M AND B MINING CO 20	40	1980-09-19	2015-11-30	Owned	100
ADL 321166	Melba Creek Mining Inc	M AND B MINING CO 21	40	1980-09-19	2015-11-30	Owned	100
ADL 321167	Melba Creek Mining Inc	M AND B MINING CO 22	40	1980-09-19	2015-11-30	Owned	100
ADL 321168	Melba Creek Mining Inc	M AND B MINING CO 25	40	1980-09-19	2015-11-30	Owned	100
ADL 321169	Melba Creek Mining Inc	M AND B MINING CO 26	40	1980-09-19	2015-11-30	Owned	100
ADL 321170	Melba Creek Mining Inc	M AND B MINING CO 27	40	1980-09-19	2015-11-30	Owned	100
ADL 321171	Melba Creek Mining Inc	M AND B MINING CO 28	40	1980-09-19	2015-11-30	Owned	100
ADL 321172	Melba Creek Mining Inc	M AND B MINING CO 29	40	1980-09-19	2015-11-30	Owned	100
ADL 321173	Melba Creek Mining Inc	M AND B MINING CO 30	40	1980-09-19	2015-11-30	Owned	100
ADL 321174	Melba Creek Mining Inc	M AND B MINING CO 31	40	1980-09-19	2015-11-30	Owned	100
ADL 321175	Melba Creek Mining Inc	M AND B MINING CO 32	40	1980-09-19	2015-11-30	Owned	100
ADL 321176	Melba Creek Mining Inc	M AND B MINING CO 35	40	1980-09-19	2015-11-30	Owned	100
ADL 321177	Melba Creek Mining Inc	M AND B MINING CO 36	40	1980-09-19	2015-11-30	Owned	100
ADL 321178	Melba Creek Mining Inc	M AND B MINING CO 37	40	1980-09-19	2015-11-30	Owned	100
ADL 322298	Melba Creek Mining Inc	GIL 499	35	1980-08-15	2015-11-30	Owned	100
ADL 322299	Melba Creek Mining Inc	GIL 500	40	1980-08-15	2015-11-30	Owned	100
ADL 322300	Melba Creek Mining Inc	GIL 501	40	1980-08-15	2015-11-30	Owned	100
ADL 322301	Melba Creek Mining Inc	GIL 502	40	1980-08-18	2015-11-30	Owned	100
ADL 322302	Melba Creek Mining Inc	GIL 503	40	1980-08-18	2015-11-30	Owned	100
ADL 322303	Melba Creek Mining Inc	GIL 504	40	1980-08-18	2015-11-30	Owned	100
ADL 322304	Melba Creek Mining Inc	GIL 505	40	1980-08-18	2015-11-30	Owned	100
ADL 322305	Melba Creek Mining Inc	GIL 506	40	1980-08-18	2015-11-30	Owned	100
ADL 322306	Melba Creek Mining Inc	GIL 596	5	1980-09-21	2015-11-30	Owned	100
ADL 322307	Melba Creek Mining Inc	GIL 597	25	1980-08-15	2015-11-30	Owned	100
ADL 322308	Melba Creek Mining Inc	GIL 598	20	1980-08-15	2015-11-30	Owned	100
ADL 322309	Melba Creek Mining Inc	GIL 599	25	1980-08-15	2015-11-30	Owned	100
ADL 322310	Melba Creek Mining Inc	GIL 600	39	1980-08-15	2015-11-30	Owned	100
ADL 322311	Melba Creek Mining Inc	GIL 601	40	1980-08-15	2015-11-30	Owned	100
ADL 322312	Melba Creek Mining Inc	GIL 602	40	1980-08-18	2015-11-30	Owned	100
ADL 322313	Melba Creek Mining Inc	GIL 603	40	1980-08-18	2015-11-30	Owned	100
ADL 322314	Melba Creek Mining Inc	GIL 604	40	1980-08-18	2015-11-30	Owned	100
ADL 322315	Melba Creek Mining Inc	GIL 605	40	1980-08-18	2015-11-30	Owned	100
ADL 322316	Melba Creek Mining Inc	GIL 606	40	1980-08-18	2015-11-30	Owned	100
ADL 322317	Melba Creek Mining Inc	GIL 696	38	1980-08-15	2015-11-30	Owned	100
ADL 322318	Melba Creek Mining Inc	GIL 697	27	1980-08-15	2015-11-30	Owned	100
ADL 322319	Melba Creek Mining Inc	GIL 698	27	1980-08-15	2015-11-30	Owned	100
ADL 322320	Melba Creek Mining Inc	GIL 699	40	1980-08-15	2015-11-30	Owned	100
ADL 322321	Melba Creek Mining Inc	GIL 700	40	1980-08-15	2015-11-30	Owned	100
ADL 322322	Melba Creek Mining Inc	GIL 701	40	1980-08-15	2015-11-30	Owned	100
ADL 322323	Melba Creek Mining Inc	GIL 702	40	1980-08-19	2015-11-30	Owned	100
ADL 322324	Melba Creek Mining Inc	GIL 703	40	2000-08-19	2015-11-30	Owned	100
ADL 322325	Melba Creek Mining Inc	GIL 704	40	1980-08-19	2015-11-30	Owned	100
ADL 322326	Melba Creek Mining Inc	GIL 705	40	1980-08-19	2015-11-30	Owned	100
ADL 322327	Melba Creek Mining Inc	GIL 796	30	1980-08-17	2015-11-30	Owned	100
ADL 322328	Melba Creek Mining Inc	GIL 797	30	1980-08-17	2015-11-30	Owned	100
ADL 322329	Melba Creek Mining Inc	GIL 798	27	1980-08-17	2015-11-30	Owned	100
ADL 322330	Melba Creek Mining Inc	GIL 799	40	1980-08-17	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 322331	Melba Creek Mining Inc	GIL 800	40	1980-08-16	2015-11-30	Owned	100
ADL 322332	Melba Creek Mining Inc	GIL 895	40	1980-08-17	2015-11-30	Owned	100
ADL 322333	Melba Creek Mining Inc	GIL 896	40	1980-08-18	2015-11-30	Owned	100
ADL 322334	Melba Creek Mining Inc	GIL 897	40	1980-08-18	2015-11-30	Owned	100
ADL 322335	Melba Creek Mining Inc	GIL 898	40	1980-08-17	2015-11-30	Owned	100
ADL 322336	Melba Creek Mining Inc	GIL 994	40	1980-08-17	2015-11-30	Owned	100
ADL 322337	Melba Creek Mining Inc	GIL 995	40	1980-08-18	2015-11-30	Owned	100
ADL 322338	Melba Creek Mining Inc	GIL 996	40	1980-08-18	2015-11-30	Owned	100
ADL 322339	Melba Creek Mining Inc	GIL 997	40	1980-08-17	2015-11-30	Owned	100
ADL 322754	Melba Creek Mining Inc	DAILY DOUBLE 1	40	1980-08-27	2015-11-30	Owned	100
ADL 322755	Melba Creek Mining Inc	DAILY DOUBLE 2	40	1980-08-27	2015-11-30	Owned	100
ADL 322756	Melba Creek Mining Inc	DAILY DOUBLE 3	35	1980-08-27	2015-11-30	Owned	100
ADL 322757	Melba Creek Mining Inc	DAILY DOUBLE 4	40	1980-08-27	2015-11-30	Owned	100
ADL 323712	Fairbanks Gold Mining, Inc.	DISCOVERY ON LAST CHANCE	40	1971-08-26	2015-11-30	Owned	100
ADL 323713	Fairbanks Gold Mining, Inc.	1 ABOVE ON LAST CHANCE	40	1971-08-26	2015-11-30	Owned	100
ADL 323714	Fairbanks Gold Mining, Inc.	2 ABOVE ON LAST CHANCE	40	1971-08-26	2015-11-30	Owned	100
ADL 323715	Fairbanks Gold Mining, Inc.	3 ABOVE ON LAST CHANCE	40	1971-08-26	2015-11-30	Owned	100
ADL 323716	Fairbanks Gold Mining, Inc.	4 ABOVE ON LAST CHANCE	40	1971-08-21	2015-11-30	Owned	100
ADL 323717	Fairbanks Gold Mining, Inc.	5 ABOVE ON LAST CHANCE	40	1971-08-26	2015-11-30	Owned	100
ADL 323718	Fairbanks Gold Mining, Inc.	6 ABOVE ON LAST CHANCE	40	1971-08-26	2015-11-30	Owned	100
ADL 323719	Fairbanks Gold Mining, Inc.	7 ABOVE ON LAST CHANCE	40	1971-08-26	2015-11-30	Owned	100
ADL 323720	Fairbanks Gold Mining, Inc.	8 ABOVE ON LAST CHANCE	40	1971-08-26	2015-11-30	Owned	100
ADL 323721	Fairbanks Gold Mining, Inc.	9 ABOVE ON LAST CHANCE	40	1971-08-26	2015-11-30	Owned	100
ADL 323722	Fairbanks Gold Mining, Inc.	10 ABOVE ON LAST CHANCE	40	1971-08-26	2015-11-30	Owned	100
ADL 323723	Melba Creek Mining Inc	DISCOVERY ON PEARL CREEK	38	1971-08-27	2015-11-30	Owned	100
ADL 323724	Melba Creek Mining Inc	1 ABOVE ON PEARL CREEK	40	1971-08-27	2015-11-30	Owned	100
ADL 323725	Melba Creek Mining Inc	2 ABOVE ON PEARL CREEK	40	1971-09-28	2015-11-30	Owned	100
ADL 323726	Melba Creek Mining Inc	3 ABOVE ON PEARL CREEK	40	1971-09-28	2015-11-30	Owned	100
ADL 323727	Melba Creek Mining Inc	4 ABOVE ON PEARL CREEK	40	1971-09-28	2015-11-30	Owned	100
ADL 324542	Melba Creek Mining Inc	AMY 1	16	1980-08-13	2015-11-30	Owned	100
ADL 324543	Melba Creek Mining Inc	AMY 2	12	1980-08-13	2015-11-30	Owned	100
ADL 324544	Melba Creek Mining Inc	AMY 3	15	1980-08-13	2015-11-30	Owned	100
ADL 324545	Melba Creek Mining Inc	AMY 4	17	1980-08-13	2015-11-30	Owned	100
ADL 324817	Melba Creek Mining Inc	PEARL CR CLAIM 2	20	1980-03-22	2015-11-30	Owned	100
ADL 325984	Melba Creek Mining Inc	VTV 52	40	1980-10-03	2015-11-30	Owned	100
ADL 328762	Eagan Margaret B.	JULY 21	40	1980-09-19	2015-11-30	Leased	100
ADL 328764	Eagan Margaret B.	JULY 23	40	1980-09-19	2015-11-30	Leased	100
ADL 329039	Towse Colin W.	ZODIAC MINING LEO S AND L 1	29	1981-02-22	2015-11-30	Leased	100
ADL 330980	Eagan Margaret B.	JULY #14	40	1981-04-04	2015-11-30	Leased	100
ADL 330981	Eagan Margaret B.	JULY #15	40	1981-04-04	2015-11-30	Leased	100
ADL 330982	Eagan Margaret B.	JULY #16	40	1981-04-04	2015-11-30	Leased	100
ADL 330983	Eagan Margaret B.	JULY #17	40	1981-04-04	2015-11-30	Leased	100
ADL 330984	Eagan Margaret B.	JULY #18	40	1981-04-04	2015-11-30	Leased	100
ADL 330985	Eagan Margaret B.	JULY #19	40	1981-04-04	2015-11-30	Leased	100
ADL 331994	Melba Creek Mining Inc	GIL 100	40	1981-03-16	2015-11-30	Owned	100
ADL 331995	Melba Creek Mining Inc	GIL 101	40	1981-03-16	2015-11-30	Owned	100
ADL 331996	Melba Creek Mining Inc	GIL 102	40	1981-03-16	2015-11-30	Owned	100
ADL 331997	Melba Creek Mining Inc	GIL 103	40	1981-03-17	2015-11-30	Owned	100
ADL 331998	Melba Creek Mining Inc	GIL 104	40	1981-03-17	2015-11-30	Owned	100
ADL 331999	Melba Creek Mining Inc	GIL 105	40	1981-03-17	2015-11-30	Owned	100
ADL 332000	Melba Creek Mining Inc	GIL 106	40	1981-03-17	2015-11-30	Owned	100
ADL 332001	Melba Creek Mining Inc	GIL 107	40	1981-03-17	2015-11-30	Owned	100
ADL 332002	Melba Creek Mining Inc	GIL 200	40	1981-03-16	2015-11-30	Owned	100
ADL 332003	Melba Creek Mining Inc	GIL 201	40	1981-03-16	2015-11-30	Owned	100
ADL 332004	Melba Creek Mining Inc	GIL 202	40	1981-03-16	2015-11-30	Owned	100
ADL 332005	Melba Creek Mining Inc	GIL 203	40	1981-03-17	2015-11-30	Owned	100
ADL 332006	Melba Creek Mining Inc	GIL 204	40	1981-03-17	2015-11-30	Owned	100
ADL 332007	Melba Creek Mining Inc	GIL 205	40	1981-03-17	2015-11-30	Owned	100
ADL 332008	Melba Creek Mining Inc	GIL 206	40	1981-03-17	2015-11-30	Owned	100
ADL 332009	Melba Creek Mining Inc	GIL 207	40	1981-03-17	2015-11-30	Owned	100
ADL 332010	Melba Creek Mining Inc	GIL 300	40	1981-03-16	2015-11-30	Owned	100
ADL 332011	Melba Creek Mining Inc	GIL 301	40	1981-03-16	2015-11-30	Owned	100
ADL 332012	Melba Creek Mining Inc	GIL 302	40	1981-03-16	2015-11-30	Owned	100
ADL 332013	Melba Creek Mining Inc	GIL 303	40	1981-03-17	2015-11-30	Owned	100
ADL 332014	Melba Creek Mining Inc	GIL 304	40	1981-03-17	2015-11-30	Owned	100
ADL 332015	Melba Creek Mining Inc	GIL 305	40	1981-03-17	2015-11-30	Owned	100
ADL 332016	Melba Creek Mining Inc	GIL 306	40	1981-03-17	2015-11-30	Owned	100
ADL 332017	Melba Creek Mining Inc	GIL 307	40	1981-03-17	2015-11-30	Owned	100
ADL 332018	Melba Creek Mining Inc	GIL 400	40	1981-03-16	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 332019	Melba Creek Mining Inc	GIL 401	40	1981-03-16	2015-11-30	Owned	100
ADL 332020	Melba Creek Mining Inc	GIL 402	40	1981-03-16	2015-11-30	Owned	100
ADL 332021	Melba Creek Mining Inc	GIL 403	40	1981-03-17	2015-11-30	Owned	100
ADL 332022	Melba Creek Mining Inc	GIL 404	40	1981-03-17	2015-11-30	Owned	100
ADL 332023	Melba Creek Mining Inc	GIL 405	40	1981-03-17	2015-11-30	Owned	100
ADL 332024	Melba Creek Mining Inc	GIL 406	40	1981-03-17	2015-11-30	Owned	100
ADL 332025	Melba Creek Mining Inc	GIL 407	40	1981-03-17	2015-11-30	Owned	100
ADL 332258	Melba Creek Mining Inc	TOM 101	40	1981-05-06	2015-11-30	Owned	100
ADL 332259	Melba Creek Mining Inc	TOM 102	40	1981-05-06	2015-11-30	Owned	100
ADL 332260	Melba Creek Mining Inc	TOM 103	40	1981-05-06	2015-11-30	Owned	100
ADL 332261	Melba Creek Mining Inc	TOM 200	40	1981-05-06	2015-11-30	Owned	100
ADL 332262	Melba Creek Mining Inc	TOM 201	40	1981-05-06	2015-11-30	Owned	100
ADL 332263	Melba Creek Mining Inc	TOM 202	40	1981-05-06	2015-11-30	Owned	100
ADL 332264	Melba Creek Mining Inc	TOM 203	40	1981-05-06	2015-11-30	Owned	100
ADL 332265	Melba Creek Mining Inc	TOM 300	40	1981-05-06	2015-11-30	Owned	100
ADL 332266	Melba Creek Mining Inc	TOM 301	40	1981-05-06	2015-11-30	Owned	100
ADL 332267	Melba Creek Mining Inc	TOM 302	40	1981-05-06	2015-11-30	Owned	100
ADL 332268	Melba Creek Mining Inc	TOM 400	40	1981-05-06	2015-11-30	Owned	100
ADL 332269	Melba Creek Mining Inc	TOM 401	40	1981-05-06	2015-11-30	Owned	100
ADL 332270	Melba Creek Mining Inc	TOM 402	40	1981-05-06	2015-11-30	Owned	100
ADL 332422	Melba Creek Mining Inc	LAUREL 1	40	1980-10-28	2015-11-30	Owned	100
ADL 332423	Melba Creek Mining Inc	LAUREL 2	40	1980-10-28	2015-11-30	Owned	100
ADL 332424	Melba Creek Mining Inc	LAUREL 3	30	1980-10-28	2015-11-30	Owned	100
ADL 335147	Eagan Margaret B.	DUFFY 3 A	40	1981-07-30	2015-11-30	Leased	100
ADL 335148	Eagan Margaret B.	DUFFY 4	40	1981-07-30	2015-11-30	Leased	100
ADL 335294	Melba Creek Mining Inc	GIL 694	7	1981-05-21	2015-11-30	Owned	100
ADL 335295	Melba Creek Mining Inc	GIL 695	20	1981-05-20	2015-11-30	Owned	100
ADL 335296	Melba Creek Mining Inc	GIL 794	40	1981-06-07	2015-11-30	Owned	100
ADL 335297	Melba Creek Mining Inc	GIL 795	40	1981-06-07	2015-11-30	Owned	100
ADL 335298	Melba Creek Mining Inc	GIL 894	40	1981-06-07	2015-11-30	Owned	100
ADL 335299	Melba Creek Mining Inc	GIL 7969	33	1981-06-08	2015-11-30	Owned	100
ADL 335300	Melba Creek Mining Inc	GIL 7979	33	1981-06-08	2015-11-30	Owned	100
ADL 335301	Melba Creek Mining Inc	GIL 7989	40	1981-06-08	2015-11-30	Owned	100
ADL 335302	Melba Creek Mining Inc	GIL 7999	40	1981-06-08	2015-11-30	Owned	100
ADL 336027	Melba Creek Mining Inc	GIL 108	40	1981-07-25	2015-11-30	Owned	100
ADL 336028	Melba Creek Mining Inc	GIL 208	40	1981-07-25	2015-11-30	Owned	100
ADL 336029	Melba Creek Mining Inc	GIL 308	40	1981-07-25	2015-11-30	Owned	100
ADL 336030	Melba Creek Mining Inc	GIL 408	40	1981-07-25	2015-11-30	Owned	100
ADL 336031	Melba Creek Mining Inc	GIL 507	40	1981-07-25	2015-11-30	Owned	100
ADL 336614	Towse Colin W.	ANNASARA ENTERPRISES 1	40	1980-09-10	2015-11-30	Leased	100
ADL 336615	Towse Colin W.	ANNASARA ENTERPRISES 2	13	1980-09-10	2015-11-30	Leased	100
ADL 336616	Towse Colin W.	ANNASARA ENTERPRISES 3	20	1980-09-10	2015-11-30	Leased	100
ADL 336617	Towse Colin W.	ANNASARA ENTERPRISES 4	40	1980-09-10	2015-11-30	Leased	100
ADL 336618	Towse Colin W.	ANNASARA ENTERPRISES 5	40	1980-09-10	2015-11-30	Leased	100
ADL 337434	Melba Creek Mining Inc	LAUREL 4	40	1980-11-02	2015-11-30	Owned	100
ADL 337435	Melba Creek Mining Inc	LAUREL 5	40	1980-11-02	2015-11-30	Owned	100
ADL 337436	Melba Creek Mining Inc	LAUREL 6	40	1980-11-02	2015-11-30	Owned	100
ADL 337437	Melba Creek Mining Inc	LAUREL 7	40	1980-11-02	2015-11-30	Owned	100
ADL 337438	Melba Creek Mining Inc	LAUREL 8	37	1980-11-02	2015-11-30	Owned	100
ADL 337439	Melba Creek Mining Inc	LAUREL 9	20	1980-11-02	2015-11-30	Owned	100
ADL 337440	Melba Creek Mining Inc	LAUREL 10	15	1980-11-02	2015-11-30	Owned	100
ADL 337441	Melba Creek Mining Inc	LAUREL 11	11	1980-11-02	2015-11-30	Owned	100
ADL 337834	Hoel Ron	SPRUCE 2A	40	1981-07-06	2015-11-30	Leased	100
ADL 337838	Hoel Ron	SPRUCE 1B	40	1981-07-06	2015-11-30	Leased	100
ADL 337839	Hoel Ron	SPRUCE 2B	40	1981-07-06	2015-11-30	Leased	100
ADL 337841	Hoel Ron	SPRUCE 1C	18	1981-07-06	2015-11-30	Leased	100
ADL 338431	Melba Creek Mining Inc	GIL 595	40	1981-09-12	2015-11-30	Owned	100
ADL 338432	Melba Creek Mining Inc	GIL 6945	40	1981-09-12	2015-11-30	Owned	100
ADL 338433	Melba Creek Mining Inc	GIL 7945	40	1981-09-12	2015-11-30	Owned	100
ADL 338434	Melba Creek Mining Inc	GIL 7959	40	1981-09-12	2015-11-30	Owned	100
ADL 338435	Melba Creek Mining Inc	GIL 8905	40	1981-09-12	2015-11-30	Owned	100
ADL 338436	Melba Creek Mining Inc	GIL 8906	40	1981-09-12	2015-11-30	Owned	100
ADL 338437	Melba Creek Mining Inc	GIL 8907	40	1981-09-12	2015-11-30	Owned	100
ADL 338438	Melba Creek Mining Inc	GIL 8945	40	1981-09-12	2015-11-30	Owned	100
ADL 338439	Melba Creek Mining Inc	GIL 8965	40	1981-09-12	2015-11-30	Owned	100
ADL 338440	Melba Creek Mining Inc	GIL 9955	40	1981-09-12	2015-11-30	Owned	100
ADL 338441	Melba Creek Mining Inc	GIL 9965	40	1981-09-12	2015-11-30	Owned	100
ADL 338933	Melba Creek Mining Inc	VTV - 89	40	1980-10-10	2015-11-30	Owned	100
ADL 338934	Melba Creek Mining Inc	VTV - 90	40	1980-10-10	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 338939	Melba Creek Mining Inc	VTV - 95	40	1980-10-10	2015-11-30	Owned	100
ADL 338940	Melba Creek Mining Inc	VTV - 96	40	1980-10-10	2015-11-30	Owned	100
ADL 338941	Melba Creek Mining Inc	VTV - 98	40	1980-10-16	2015-11-30	Owned	100
ADL 338942	Melba Creek Mining Inc	VTV - 99	40	1980-10-16	2015-11-30	Owned	100
ADL 338945	Melba Creek Mining Inc	VTV - 102	40	1980-10-16	2015-11-30	Owned	100
ADL 338946	Melba Creek Mining Inc	VTV - 104	40	1980-10-16	2015-11-30	Owned	100
ADL 338947	Melba Creek Mining Inc	VTV - 105	40	1980-10-16	2015-11-30	Owned	100
ADL 338948	Melba Creek Mining Inc	VTV - 106	40	1980-10-16	2015-11-30	Owned	100
ADL 338951	Melba Creek Mining Inc	VTV - 109	40	1980-10-16	2015-11-30	Owned	100
ADL 338952	Melba Creek Mining Inc	VTV - 110	40	1980-10-16	2015-11-30	Owned	100
ADL 338953	Melba Creek Mining Inc	VTV - 111	40	1980-10-16	2015-11-30	Owned	100
ADL 338954	Melba Creek Mining Inc	VTV - 112	40	1980-10-16	2015-11-30	Owned	100
ADL 338955	Melba Creek Mining Inc	VTV - 113	40	1980-10-16	2015-11-30	Owned	100
ADL 338956	Melba Creek Mining Inc	VTV - 114	40	1980-10-16	2015-11-30	Owned	100
ADL 338957	Melba Creek Mining Inc	VTV - 115	40	1980-10-16	2015-11-30	Owned	100
ADL 338958	Melba Creek Mining Inc	VTV - 116	40	1980-10-10	2015-11-30	Owned	100
ADL 338959	Melba Creek Mining Inc	VTV - 117	40	1980-10-16	2015-11-30	Owned	100
ADL 338960	Melba Creek Mining Inc	VTV - 118	40	1980-10-02	2015-11-30	Owned	100
ADL 338961	Melba Creek Mining Inc	VTV - 119	40	1980-10-02	2015-11-30	Owned	100
ADL 338962	Melba Creek Mining Inc	VTV - 120	40	1980-10-02	2015-11-30	Owned	100
ADL 338963	Melba Creek Mining Inc	VTV - 121	40	1980-10-02	2015-11-30	Owned	100
ADL 338964	Melba Creek Mining Inc	VTV - 122	40	1980-10-03	2015-11-30	Owned	100
ADL 338965	Melba Creek Mining Inc	VTV - 123	40	1980-10-03	2015-11-30	Owned	100
ADL 338966	Melba Creek Mining Inc	VTV - 124	40	1980-10-03	2015-11-30	Owned	100
ADL 338971	Melba Creek Mining Inc	VTV - 129	40	1980-10-05	2015-11-30	Owned	100
ADL 340351	Eagan Peter	BEE 1	40	1981-10-18	2015-11-30	Leased	100
ADL 340352	Eagan Peter	BEE 2	30	1981-11-20	2015-11-30	Leased	100
ADL 340461	Melba Creek Mining Inc	TOM 100	40	1981-05-06	2015-11-30	Owned	100
ADL 351645	Melba Creek Mining Inc	LAUREL 12	40	1982-09-02	2015-11-30	Owned	100
ADL 351646	Melba Creek Mining Inc	LAUREL 13	40	1982-09-02	2015-11-30	Owned	100
ADL 352217	Melba Creek Mining Inc	GIL 110	5	1982-08-28	2015-11-30	Owned	100
ADL 352218	Melba Creek Mining Inc	GIL 111	40	1982-08-28	2015-11-30	Owned	100
ADL 352219	Melba Creek Mining Inc	GIL 112	40	1982-08-28	2015-11-30	Owned	100
ADL 352220	Melba Creek Mining Inc	GIL 113	40	1982-08-28	2015-11-30	Owned	100
ADL 352221	Melba Creek Mining Inc	GIL 114	40	1982-08-28	2015-11-30	Owned	100
ADL 352233	Melba Creek Mining Inc	GIL 210	5	1982-08-28	2015-11-30	Owned	100
ADL 352234	Melba Creek Mining Inc	GIL 211	40	1982-08-28	2015-11-30	Owned	100
ADL 352235	Melba Creek Mining Inc	GIL 212	40	1982-08-28	2015-11-30	Owned	100
ADL 352241	Melba Creek Mining Inc	GIL 310	5	1982-08-28	2015-11-30	Owned	100
ADL 352242	Melba Creek Mining Inc	GIL 311	40	1982-08-28	2015-11-30	Owned	100
ADL 352247	Melba Creek Mining Inc	GIL 410	5	1982-08-28	2015-11-30	Owned	100
ADL 352248	Melba Creek Mining Inc	GIL 411	40	1982-08-28	2015-11-30	Owned	100
ADL 352253	Melba Creek Mining Inc	GIL 510	9	1982-08-28	2015-11-30	Owned	100
ADL 352254	Melba Creek Mining Inc	GIL 511	40	1982-08-28	2015-11-30	Owned	100
ADL 352255	Melba Creek Mining Inc	GIL 608	5	1982-08-28	2015-11-30	Owned	100
ADL 352256	Melba Creek Mining Inc	GIL 609	35	1982-08-28	2015-11-30	Owned	100
ADL 352257	Melba Creek Mining Inc	GIL 610	40	1982-08-28	2015-11-30	Owned	100
ADL 352258	Melba Creek Mining Inc	GIL 611	40	1982-08-28	2015-11-30	Owned	100
ADL 352259	Melba Creek Mining Inc	GIL 707	5	1982-08-28	2015-11-30	Owned	100
ADL 352260	Melba Creek Mining Inc	GIL 708	40	1982-08-28	2015-11-30	Owned	100
ADL 352261	Melba Creek Mining Inc	GIL 709	40	1982-08-28	2015-11-30	Owned	100
ADL 352266	Melba Creek Mining Inc	GIL 806	20	1982-08-28	2015-11-30	Owned	100
ADL 352267	Melba Creek Mining Inc	GIL 807	40	1982-08-28	2015-11-30	Owned	100
ADL 352268	Melba Creek Mining Inc	GIL 808	40	1982-08-28	2015-11-30	Owned	100
ADL 352272	Melba Creek Mining Inc	GIL 901	40	1982-08-28	2015-11-30	Owned	100
ADL 352273	Melba Creek Mining Inc	GIL 902	40	1982-08-28	2015-11-30	Owned	100
ADL 352274	Melba Creek Mining Inc	GIL 903	40	1982-08-28	2015-11-30	Owned	100
ADL 352275	Melba Creek Mining Inc	GIL 904	40	1982-08-28	2015-11-30	Owned	100
ADL 352276	Melba Creek Mining Inc	GIL 905	40	1982-08-28	2015-11-30	Owned	100
ADL 352277	Melba Creek Mining Inc	GIL 906	40	1982-08-28	2015-11-30	Owned	100
ADL 352278	Melba Creek Mining Inc	GIL 907	40	1982-08-28	2015-11-30	Owned	100
ADL 352281	Melba Creek Mining Inc	GIL 1011	20	1982-08-28	2015-11-30	Owned	100
ADL 352282	Melba Creek Mining Inc	GIL 1012	40	1982-08-28	2015-11-30	Owned	100
ADL 352283	Melba Creek Mining Inc	GIL 1013	40	1982-08-28	2015-11-30	Owned	100
ADL 352284	Melba Creek Mining Inc	GIL 1014	40	1982-08-28	2015-11-30	Owned	100
ADL 352285	Melba Creek Mining Inc	GIL 1015	40	1982-08-28	2015-11-30	Owned	100
ADL 352286	Melba Creek Mining Inc	GIL 1016	40	1982-08-28	2015-11-30	Owned	100
ADL 352296	Melba Creek Mining Inc	GIL 1112	20	1982-08-28	2015-11-30	Owned	100
ADL 352297	Melba Creek Mining Inc	GIL 1113	40	1982-08-28	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 352298	Melba Creek Mining Inc	GIL 1114	40	1982-08-28	2015-11-30	Owned	100
ADL 352299	Melba Creek Mining Inc	GIL 1115	40	1982-08-28	2015-11-30	Owned	100
ADL 352300	Melba Creek Mining Inc	GIL 1116	40	1982-08-28	2015-11-30	Owned	100
ADL 352301	Melba Creek Mining Inc	GIL 1117	40	1982-08-28	2015-11-30	Owned	100
ADL 352302	Melba Creek Mining Inc	GIL 1118	40	1982-08-28	2015-11-30	Owned	100
ADL 352303	Melba Creek Mining Inc	GIL 1119	40	1982-08-28	2015-11-30	Owned	100
ADL 352304	Melba Creek Mining Inc	GIL 1120	40	1982-08-28	2015-11-30	Owned	100
ADL 352310	Melba Creek Mining Inc	GIL 1214	20	1982-08-28	2015-11-30	Owned	100
ADL 352311	Melba Creek Mining Inc	GIL 1215	40	1982-08-28	2015-11-30	Owned	100
ADL 352312	Melba Creek Mining Inc	GIL 1216	40	1982-08-28	2015-11-30	Owned	100
ADL 352313	Melba Creek Mining Inc	GIL 1217	40	1982-08-28	2015-11-30	Owned	100
ADL 352314	Melba Creek Mining Inc	GIL 1218	40	1982-08-28	2015-11-30	Owned	100
ADL 352315	Melba Creek Mining Inc	GIL 1219	40	1982-08-28	2015-11-30	Owned	100
ADL 352316	Melba Creek Mining Inc	GIL 1220	40	1982-08-28	2015-11-30	Owned	100
ADL 352322	Melba Creek Mining Inc	GIL 1315	20	1982-08-28	2015-11-30	Owned	100
ADL 352323	Melba Creek Mining Inc	GIL 1316	40	1982-08-28	2015-11-30	Owned	100
ADL 352324	Melba Creek Mining Inc	GIL 1317	40	1982-08-28	2015-11-30	Owned	100
ADL 352325	Melba Creek Mining Inc	GIL 1318	40	1982-08-28	2015-11-30	Owned	100
ADL 352326	Melba Creek Mining Inc	GIL 1319	40	1982-08-28	2015-11-30	Owned	100
ADL 352327	Melba Creek Mining Inc	GIL 1320	40	1982-08-28	2015-11-30	Owned	100
ADL 352333	Melba Creek Mining Inc	GIL 1416	20	1982-08-28	2015-11-30	Owned	100
ADL 352334	Melba Creek Mining Inc	GIL 1417	40	1982-08-28	2015-11-30	Owned	100
ADL 352335	Melba Creek Mining Inc	GIL 1418	40	1982-08-28	2015-11-30	Owned	100
ADL 352336	Melba Creek Mining Inc	GIL 1419	40	1982-08-28	2015-11-30	Owned	100
ADL 352337	Melba Creek Mining Inc	GIL 1420	40	1982-08-28	2015-11-30	Owned	100
ADL 352338	Melba Creek Mining Inc	GIL 1421	40	1982-08-28	2015-11-30	Owned	100
ADL 352339	Melba Creek Mining Inc	GIL 1422	40	1982-08-28	2015-11-30	Owned	100
ADL 352340	Melba Creek Mining Inc	GIL 1423	40	1982-08-28	2015-11-30	Owned	100
ADL 352354	Melba Creek Mining Inc	GIL 1517	40	1982-08-28	2015-11-30	Owned	100
ADL 352355	Melba Creek Mining Inc	GIL 1518	40	1982-08-28	2015-11-30	Owned	100
ADL 352356	Melba Creek Mining Inc	GIL 1519	40	1982-08-28	2015-11-30	Owned	100
ADL 352357	Melba Creek Mining Inc	GIL 1520	40	1982-08-28	2015-11-30	Owned	100
ADL 352358	Melba Creek Mining Inc	GIL 1521	40	1982-08-28	2015-11-30	Owned	100
ADL 352359	Melba Creek Mining Inc	GIL 1522	40	1982-08-28	2015-11-30	Owned	100
ADL 352360	Melba Creek Mining Inc	GIL 1523	40	1982-08-28	2015-11-30	Owned	100
ADL 352374	Melba Creek Mining Inc	GIL 1618	20	1982-08-28	2015-11-30	Owned	100
ADL 352375	Melba Creek Mining Inc	GIL 1619	40	1982-08-28	2015-11-30	Owned	100
ADL 352376	Melba Creek Mining Inc	GIL 1620	40	1982-08-28	2015-11-30	Owned	100
ADL 352377	Melba Creek Mining Inc	GIL 1621	40	1982-08-28	2015-11-30	Owned	100
ADL 352378	Melba Creek Mining Inc	GIL 1622	40	1982-08-28	2015-11-30	Owned	100
ADL 352379	Melba Creek Mining Inc	GIL 1623	40	1982-08-28	2015-11-30	Owned	100
ADL 352380	Melba Creek Mining Inc	GIL 1624	40	1982-08-28	2015-11-30	Owned	100
ADL 352381	Melba Creek Mining Inc	GIL 1625	40	1982-08-28	2015-11-30	Owned	100
ADL 352382	Melba Creek Mining Inc	GIL 1626	40	1982-08-28	2015-11-30	Owned	100
ADL 352383	Melba Creek Mining Inc	GIL 1627	40	1982-08-28	2015-11-30	Owned	100
ADL 352384	Melba Creek Mining Inc	GIL 1628	40	1982-08-28	2015-11-30	Owned	100
ADL 352385	Melba Creek Mining Inc	GIL 1629	40	1982-08-28	2015-11-30	Owned	100
ADL 352386	Melba Creek Mining Inc	GIL 1630	40	1982-08-28	2015-11-30	Owned	100
ADL 352387	Melba Creek Mining Inc	GIL 1631	40	1982-08-28	2015-11-30	Owned	100
ADL 352394	Melba Creek Mining Inc	GIL 1719	40	1982-08-28	2015-11-30	Owned	100
ADL 352395	Melba Creek Mining Inc	GIL 1720	40	1982-08-28	2015-11-30	Owned	100
ADL 352396	Melba Creek Mining Inc	GIL 1721	40	1982-08-28	2015-11-30	Owned	100
ADL 352397	Melba Creek Mining Inc	GIL 1722	40	1982-08-28	2015-11-30	Owned	100
ADL 352398	Melba Creek Mining Inc	GIL 1723	40	1982-08-28	2015-11-30	Owned	100
ADL 352399	Melba Creek Mining Inc	GIL 1724	20	1982-08-28	2015-11-30	Owned	100
ADL 352400	Melba Creek Mining Inc	GIL 1725	40	1982-08-28	2015-11-30	Owned	100
ADL 352401	Melba Creek Mining Inc	GIL 1726	40	1982-08-28	2015-11-30	Owned	100
ADL 352402	Melba Creek Mining Inc	GIL 1727	40	1982-08-28	2015-11-30	Owned	100
ADL 352403	Melba Creek Mining Inc	GIL 1728	40	1982-08-28	2015-11-30	Owned	100
ADL 352404	Melba Creek Mining Inc	GIL 1729	40	1982-08-28	2015-11-30	Owned	100
ADL 352405	Melba Creek Mining Inc	GIL 1730	40	1982-08-28	2015-11-30	Owned	100
ADL 352406	Melba Creek Mining Inc	GIL 1731	40	1982-08-28	2015-11-30	Owned	100
ADL 352413	Melba Creek Mining Inc	GIL 1820	40	1982-08-28	2015-11-30	Owned	100
ADL 352414	Melba Creek Mining Inc	GIL 1821	40	1982-08-28	2015-11-30	Owned	100
ADL 352415	Melba Creek Mining Inc	GIL 1822	40	1982-08-28	2015-11-30	Owned	100
ADL 352416	Melba Creek Mining Inc	GIL 1823	40	1982-08-28	2015-11-30	Owned	100
ADL 352417	Melba Creek Mining Inc	GIL 1824	5	1982-08-28	2015-11-30	Owned	100
ADL 352418	Melba Creek Mining Inc	GIL 1826	40	1982-08-28	2015-11-30	Owned	100
ADL 352419	Melba Creek Mining Inc	GIL 1827	40	1982-08-28	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 352420	Melba Creek Mining Inc	GIL 1828	40	1982-08-28	2015-11-30	Owned	100
ADL 352421	Melba Creek Mining Inc	GIL 1829	40	1982-08-28	2015-11-30	Owned	100
ADL 352422	Melba Creek Mining Inc	GIL 1830	40	1982-08-28	2015-11-30	Owned	100
ADL 352423	Melba Creek Mining Inc	GIL 1831	40	1982-08-28	2015-11-30	Owned	100
ADL 352430	Melba Creek Mining Inc	GIL 1926	40	1982-08-28	2015-11-30	Owned	100
ADL 352431	Melba Creek Mining Inc	GIL 1927	40	1982-08-28	2015-11-30	Owned	100
ADL 352432	Melba Creek Mining Inc	GIL 1928	40	1982-08-28	2015-11-30	Owned	100
ADL 352433	Melba Creek Mining Inc	GIL 1929	40	1982-08-28	2015-11-30	Owned	100
ADL 352808	Melba Creek Mining Inc	FORT KNOX 22	40	1982-10-12	2015-11-30	Owned	100
ADL 352809	Melba Creek Mining Inc	FORT KNOX 23	40	1982-10-12	2015-11-30	Owned	100
ADL 352810	Melba Creek Mining Inc	FORT KNOX 24	10	1982-10-12	2015-11-30	Owned	100
ADL 352811	Melba Creek Mining Inc	FORT KNOX 25	10	1982-10-12	2015-11-30	Owned	100
ADL 352812	Melba Creek Mining Inc	FORT KNOX 26	10	1982-10-13	2015-11-30	Owned	100
ADL 352813	Melba Creek Mining Inc	FORT KNOX 27	40	1982-10-13	2015-11-30	Owned	100
ADL 352814	Melba Creek Mining Inc	FORT KNOX 28	40	1982-10-13	2015-11-30	Owned	100
ADL 352815	Melba Creek Mining Inc	FORT KNOX 29	40	1982-10-13	2015-11-30	Owned	100
ADL 352816	Melba Creek Mining Inc	FORT KNOX 30	40		2015-11-30	Owned	100
ADL 352817	Melba Creek Mining Inc	FORT KNOX 31	18		2015-11-30	Owned	100
ADL 352836	Melba Creek Mining Inc	FORT KNOX 50	40	1982-10-19	2015-11-30	Owned	100
ADL 354337	Melba Creek Mining Inc	LOST NUGGET	40	1982-11-11	2015-11-30	Owned	100
ADL 355312	Melba Creek Mining Inc	TANANA 102	40	1982-12-07	2015-11-30	Owned	100
ADL 355313	Melba Creek Mining Inc	TANANA 103	40	1982-12-07	2015-11-30	Owned	100
ADL 355314	Melba Creek Mining Inc	TANANA 202	40	1982-12-07	2015-11-30	Owned	100
ADL 355315	Melba Creek Mining Inc	TANANA 203	40	1982-12-07	2015-11-30	Owned	100
ADL 355317	Melba Creek Mining Inc	ROSEBUSH 100	25	1982-12-06	2015-11-30	Owned	100
ADL 355318	Melba Creek Mining Inc	ROSEBUSH 101	40	1982-12-06	2015-11-30	Owned	100
ADL 355319	Melba Creek Mining Inc	ROSEBUSH 200	40	1982-12-06	2015-11-30	Owned	100
ADL 355320	Melba Creek Mining Inc	ROSEBUSH 201	40	1982-12-06	2015-11-30	Owned	100
ADL 355321	Melba Creek Mining Inc	ROSEBUSH 201F	10	1982-12-09	2015-11-30	Owned	100
ADL 355322	Melba Creek Mining Inc	ROSEBUSH 204F	10	1982-12-05	2015-11-30	Owned	100
ADL 355653	Melba Creek Mining Inc	NUGGET LOST	40	1983-01-02	2015-11-30	Owned	100
ADL 500916	Melba Creek Mining Inc	PEGGYS 1	20	1984-04-15	2015-11-30	Owned	100
ADL 500917	Melba Creek Mining Inc	PEGGYS 2	20	1984-04-15	2015-11-30	Owned	100
ADL 500918	Melba Creek Mining Inc	PEGGYS 3	20	1984-04-15	2015-11-30	Owned	100
ADL 500919	Melba Creek Mining Inc	PEGGYS 4	20	1984-04-15	2015-11-30	Owned	100
ADL 501728	Shepard M Dennis	ARCHEMEDES 1	40	1984-06-03	2015-11-30	Leased	100
ADL 501729	Shepard M Dennis	ARCHEMEDES 2	40	1984-06-03	2015-11-30	Leased	100
ADL 501744	Hoel Ron	SPRUCE 2	40	1983-12-01	2015-11-30	Leased	100
ADL 502821	Melba Creek Mining Inc	ROSEBUSH 102	40	1984-08-20	2015-11-30	Owned	100
ADL 502822	Melba Creek Mining Inc	ROSEBUSH 103	40	1984-08-20	2015-11-30	Owned	100
ADL 502823	Melba Creek Mining Inc	ROSEBUSH 104	40	1984-08-20	2015-11-30	Owned	100
ADL 502824	Melba Creek Mining Inc	ROSEBUSH 105	40	1984-08-20	2015-11-30	Owned	100
ADL 502825	Melba Creek Mining Inc	ROSEBUSH 202	40	1984-08-20	2015-11-30	Owned	100
ADL 502826	Melba Creek Mining Inc	ROSEBUSH 203	40	1984-08-20	2015-11-30	Owned	100
ADL 502827	Melba Creek Mining Inc	ROSEBUSH 204	40	1984-08-20	2015-11-30	Owned	100
ADL 502828	Melba Creek Mining Inc	ROSEBUSH 205	40	1984-08-20	2015-11-30	Owned	100
ADL 505900	Melba Creek Mining Inc	NUG 1	40	1985-08-30	2015-11-30	Owned	100
ADL 505901	Melba Creek Mining Inc	NUG 2	40	1985-08-30	2015-11-30	Owned	100
ADL 505902	Melba Creek Mining Inc	NUG 3	40	1985-08-30	2015-11-30	Owned	100
ADL 505903	Melba Creek Mining Inc	NUG 4	18	1985-08-30	2015-11-30	Owned	100
ADL 505904	Melba Creek Mining Inc	NUG 5	40	1985-08-30	2015-11-30	Owned	100
ADL 505905	Melba Creek Mining Inc	NUG 6	40	1985-08-30	2015-11-30	Owned	100
ADL 506783	Shepard M Dennis	MERLYN 3	40	1985-08-06	2015-11-30	Leased	100
ADL 506784	Shepard M Dennis	MERLYN 4	40	1985-08-06	2015-11-30	Leased	100
ADL 506785	Shepard M Dennis	MERLYN 5	40	1985-08-06	2015-11-30	Leased	100
ADL 506786	Shepard M Dennis	MERLYN 6	40	1985-08-06	2015-11-30	Leased	100
ADL 506787	Shepard M Dennis	MERLYN 7	40	1985-08-06	2015-11-30	Leased	100
ADL 506788	Shepard M Dennis	MERLYN 8	40	1985-08-06	2015-11-30	Leased	100
ADL 506789	Shepard M Dennis	MERLYN 9	40	1985-08-06	2015-11-30	Leased	100
ADL 506790	Shepard M Dennis	MERLYN 10	40	1985-08-06	2015-11-30	Leased	100
ADL 506791	Shepard M Dennis	MERLYN 11	40	1985-08-06	2015-11-30	Leased	100
ADL 506792	Shepard M Dennis	MERLYN X12	40	1985-08-06	2015-11-30	Leased	100
ADL 508357	Melba Creek Mining Inc	NUG 7	40	1985-11-08	2015-11-30	Owned	100
ADL 508358	Melba Creek Mining Inc	NUG 8	40	1985-11-08	2015-11-30	Owned	100
ADL 508359	Melba Creek Mining Inc	NUG 9	40	1985-11-08	2015-11-30	Owned	100
ADL 508360	Melba Creek Mining Inc	NUG 10	40	1985-11-08	2015-11-30	Owned	100
ADL 512206	Shepard M Dennis	MURRAY NO 1	40	1986-11-05	2015-11-30	Leased	100
ADL 512207	Shepard M Dennis	MURRAY NO 2	40	1986-11-05	2015-11-30	Leased	100
ADL 512208	Shepard M Dennis	MURRAY NO 3	40	1986-11-05	2015-11-30	Leased	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 512209	Shepard M Dennis	MURRAY NO 4	40	1986-11-05	2015-11-30	Leased	100
ADL 512210	Shepard M Dennis	MURRAY NO 5	40	1986-11-05	2015-11-30	Leased	100
ADL 515902	Shepard M Dennis	MURRAY 6	40	1987-10-20	2015-11-30	Leased	100
ADL 515903	Shepard M Dennis	MURRAY 7	40	1987-10-20	2015-11-30	Leased	100
ADL 515904	Shepard M Dennis	MURRAY 8	40	1987-10-20	2015-11-30	Leased	100
ADL 515905	Shepard M Dennis	MURRAY 9	40	1987-10-20	2015-11-30	Leased	100
ADL 515906	Shepard M Dennis	MURRAY 10	40	1987-10-20	2015-11-30	Leased	100
ADL 515907	Shepard M Dennis	MURRAY 11	40	1987-10-20	2015-11-30	Leased	100
ADL 517580	Eagan Margaret B.	11 BELOW LEFT LIMIT BENCH	36	1987-11-14	2015-11-30	Leased	100
ADL 517964	Melba Creek Mining Inc	DIT 1B	11	1987-11-26	2015-11-30	Owned	100
ADL 517965	Melba Creek Mining Inc	DIT 4	40	1987-11-25	2015-11-30	Owned	100
ADL 517966	Melba Creek Mining Inc	DIT 5	40	1987-11-25	2015-11-30	Owned	100
ADL 517967	Melba Creek Mining Inc	DIT 6	40	1987-11-25	2015-11-30	Owned	100
ADL 517968	Melba Creek Mining Inc	DIT 7	40	1987-11-25	2015-11-30	Owned	100
ADL 517969	Melba Creek Mining Inc	DIT 8	40	1987-11-25	2015-11-30	Owned	100
ADL 517970	Melba Creek Mining Inc	DIT 9	40	1987-11-25	2015-11-30	Owned	100
ADL 517971	Melba Creek Mining Inc	DIT 10	40	1987-11-26	2015-11-30	Owned	100
ADL 517972	Melba Creek Mining Inc	DIT 10A	11	1987-11-26	2015-11-30	Owned	100
ADL 517973	Melba Creek Mining Inc	DIT 11	40	1987-11-25	2015-11-30	Owned	100
ADL 517974	Melba Creek Mining Inc	DIT 12	40	1987-11-26	2015-11-30	Owned	100
ADL 517975	Melba Creek Mining Inc	DIT 12A	11	1987-11-26	2015-11-30	Owned	100
ADL 517976	Melba Creek Mining Inc	DIT 13	40	1987-11-25	2015-11-30	Owned	100
ADL 517977	Melba Creek Mining Inc	DIT 14	40	1987-11-25	2015-11-30	Owned	100
ADL 517978	Melba Creek Mining Inc	DIT 15	40	1987-11-25	2015-11-30	Owned	100
ADL 517979	Melba Creek Mining Inc	DIT 16	40	1987-11-26	2015-11-30	Owned	100
ADL 517980	Melba Creek Mining Inc	DIT 16A	11	1987-11-26	2015-11-30	Owned	100
ADL 518507	Ehb, Llc	CLARK 53	13	1987-10-15	2015-11-30	Leased	100
ADL 518508	Ehb, Llc	CLARK 54	15	1987-12-15	2015-11-30	Leased	100
ADL 518509	Ehb, Llc	CLARK 55	40	1987-12-15	2015-11-30	Leased	100
ADL 518510	Ehb, Llc	CLARK 56	40	1987-12-15	2015-11-30	Leased	100
ADL 518511	Ehb, Llc	CLARK 62	3	1987-12-15	2015-11-30	Leased	100
ADL 518512	Ehb, Llc	CLARK 63	40	1987-12-15	2015-11-30	Leased	100
ADL 518513	Ehb, Llc	CLARK 64	15	1987-12-15	2015-11-30	Leased	100
ADL 518514	Ehb, Llc	CLARK 72	24	1987-12-15	2015-11-30	Leased	100
ADL 518515	Ehb, Llc	CLARK 73	40	1987-12-15	2015-11-30	Leased	100
ADL 518516	Ehb, Llc	CLARK 74	15	1987-12-15	2015-11-30	Leased	100
ADL 518517	Ehb, Llc	CLARK 81	16	1987-12-15	2015-11-30	Leased	100
ADL 518518	Ehb, Llc	CLARK 82	24	1987-12-15	2015-11-30	Leased	100
ADL 518519	Ehb, Llc	CLARK 83	40	1987-12-15	2015-11-30	Leased	100
ADL 518520	Ehb, Llc	CLARK 84	15	1987-12-15	2015-11-30	Leased	100
ADL 518521	Ehb, Llc	CLARK 91	23	1987-12-15	2015-11-30	Leased	100
ADL 518522	Ehb, Llc	CLARK 92	40	1987-12-15	2015-11-30	Leased	100
ADL 518523	Ehb, Llc	CLARK 93	30	1987-12-15	2015-11-30	Leased	100
ADL 518524	Ehb, Llc	CLARK 94	15	1987-12-15	2015-11-30	Leased	100
ADL 518525	Ehb, Llc	CLARK 100	18	1987-12-15	2015-11-30	Leased	100
ADL 518526	Ehb, Llc	CLARK 101	40	1987-12-15	2015-11-30	Leased	100
ADL 518527	Ehb, Llc	CLARK 102	40	1987-12-15	2015-11-30	Leased	100
ADL 518528	Ehb, Llc	CLARK 103	40	1987-12-15	2015-11-30	Leased	100
ADL 518529	Ehb, Llc	CLARK 111	6	1987-12-16	2015-11-30	Leased	100
ADL 518530	Ehb, Llc	CLARK 112	40	1987-12-16	2015-11-30	Leased	100
ADL 518531	Ehb, Llc	CLARK 113	40	1987-12-16	2015-11-30	Leased	100
ADL 525082	Melba Creek Mining Inc	NUG 11	40	1988-09-26	2015-11-30	Owned	100
ADL 525083	Melba Creek Mining Inc	NUG 12	40	1988-09-26	2015-11-30	Owned	100
ADL 525084	Melba Creek Mining Inc	NUG 13	40	1988-09-26	2015-11-30	Owned	100
ADL 525085	Melba Creek Mining Inc	NUG 14	40	1988-09-27	2015-11-30	Owned	100
ADL 525086	Melba Creek Mining Inc	NUG 15	40	1988-09-27	2015-11-30	Owned	100
ADL 525087	Melba Creek Mining Inc	NUG 16	40	1988-09-30	2015-11-30	Owned	100
ADL 525088	Melba Creek Mining Inc	NUG 17	40	1988-09-30	2015-11-30	Owned	100
ADL 525089	Melba Creek Mining Inc	NUG 18	20	1988-09-30	2015-11-30	Owned	100
ADL 525090	Melba Creek Mining Inc	NUG 19	22	1988-09-30	2015-11-30	Owned	100
ADL 525091	Melba Creek Mining Inc	NUG 20	40	1988-09-26	2015-11-30	Owned	100
ADL 525092	Melba Creek Mining Inc	NUG 21	40	1988-09-26	2015-11-30	Owned	100
ADL 525093	Melba Creek Mining Inc	NUG 22	40	1988-09-26	2015-11-30	Owned	100
ADL 525094	Melba Creek Mining Inc	NUG 23	40	1988-09-27	2015-11-30	Owned	100
ADL 525095	Melba Creek Mining Inc	NUG 24	40	1988-09-27	2015-11-30	Owned	100
ADL 525096	Melba Creek Mining Inc	NUG 25	40	1988-09-30	2015-11-30	Owned	100
ADL 525097	Melba Creek Mining Inc	NUG 26	40	1988-09-30	2015-11-30	Owned	100
ADL 525098	Melba Creek Mining Inc	NUG 27	40	1988-09-30	2015-11-30	Owned	100
ADL 525099	Melba Creek Mining Inc	NUG 28	40	1988-09-30	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 525100	Melba Creek Mining Inc	NUG 29	40	1988-09-26	2015-11-30	Owned	100
ADL 525101	Melba Creek Mining Inc	NUG 30	40	1988-09-26	2015-11-30	Owned	100
ADL 525102	Melba Creek Mining Inc	NUG 31	40	1988-09-26	2015-11-30	Owned	100
ADL 525103	Melba Creek Mining Inc	NUG 32	40	1988-09-27	2015-11-30	Owned	100
ADL 525104	Melba Creek Mining Inc	NUG 33	40	1988-09-27	2015-11-30	Owned	100
ADL 525105	Melba Creek Mining Inc	NUG 34	40	1988-09-30	2015-11-30	Owned	100
ADL 525106	Melba Creek Mining Inc	NUG 35	40	1988-09-30	2015-11-30	Owned	100
ADL 525107	Melba Creek Mining Inc	NUG 36	4	1988-09-30	2015-11-30	Owned	100
ADL 525108	Melba Creek Mining Inc	NUG 37	40	1988-09-26	2015-11-30	Owned	100
ADL 525109	Melba Creek Mining Inc	NUG 39	40	1988-09-26	2015-11-30	Owned	100
ADL 525110	Melba Creek Mining Inc	NUG 40	25	1988-09-27	2015-11-30	Owned	100
ADL 525111	Melba Creek Mining Inc	NUG 41	35	1988-09-27	2015-11-30	Owned	100
ADL 525112	Melba Creek Mining Inc	NUG 42	40	1988-09-27	2015-11-30	Owned	100
ADL 525113	Melba Creek Mining Inc	NUG 43	30	1988-09-27	2015-11-30	Owned	100
ADL 525114	Melba Creek Mining Inc	NUG 44	12	1988-09-27	2015-11-30	Owned	100
ADL 525723	Melba Creek Mining Inc	FX 1	40	1988-08-03	2015-11-30	Owned	100
ADL 525724	Melba Creek Mining Inc	FX 2	40	1988-08-03	2015-11-30	Owned	100
ADL 525725	Melba Creek Mining Inc	FX 3	40	1988-08-04	2015-11-30	Owned	100
ADL 526454	Shepard M Dennis	MURRAY 12	13	1988-11-20	2015-11-30	Leased	100
ADL 527235	Melba Creek Mining Inc	MCM 100	25	1988-09-16	2015-11-30	Owned	100
ADL 527236	Melba Creek Mining Inc	MCM 101	40	1988-09-16	2015-11-30	Owned	100
ADL 527237	Melba Creek Mining Inc	MCM 102	25	1988-09-16	2015-11-30	Owned	100
ADL 527238	Melba Creek Mining Inc	MCM 200	40	1988-09-16	2015-11-30	Owned	100
ADL 527239	Melba Creek Mining Inc	MCM 202	40	1988-09-16	2015-11-30	Owned	100
ADL 527240	Melba Creek Mining Inc	MCM 300	40	1988-09-16	2015-11-30	Owned	100
ADL 527241	Melba Creek Mining Inc	MCM 302	40	1988-09-16	2015-11-30	Owned	100
ADL 527245	Melba Creek Mining Inc	MCM 403	40	1988-09-16	2015-11-30	Owned	100
ADL 527249	Melba Creek Mining Inc	MCM 503	40	1988-09-16	2015-11-30	Owned	100
ADL 527253	Melba Creek Mining Inc	MCM 602	40	1988-09-15	2015-11-30	Owned	100
ADL 527258	Melba Creek Mining Inc	NA 100	40		2015-11-30	Owned	100
ADL 527259	Melba Creek Mining Inc	NA 101	40		2015-11-30	Owned	100
ADL 527260	Melba Creek Mining Inc	NA 200	40		2015-11-30	Owned	100
ADL 527261	Melba Creek Mining Inc	NA 201	40		2015-11-30	Owned	100
ADL 527262	Melba Creek Mining Inc	NA 300	40		2015-11-30	Owned	100
ADL 527263	Melba Creek Mining Inc	NA 301	40		2015-11-30	Owned	100
ADL 527264	Melba Creek Mining Inc	NA 400	40		2015-11-30	Owned	100
ADL 527265	Melba Creek Mining Inc	NA 401	40		2015-11-30	Owned	100
ADL 527266	Melba Creek Mining Inc	NA 500	40		2015-11-30	Owned	100
ADL 527267	Melba Creek Mining Inc	NA 501	40		2015-11-30	Owned	100
ADL 527268	Melba Creek Mining Inc	NA 600	40		2015-11-30	Owned	100
ADL 527269	Melba Creek Mining Inc	NA 601	40		2015-11-30	Owned	100
ADL 527270	Melba Creek Mining Inc	NA 700	40		2015-11-30	Owned	100
ADL 527271	Melba Creek Mining Inc	NA 701	40		2015-11-30	Owned	100
ADL 527272	Melba Creek Mining Inc	NA 800	40	1988-09-19	2015-11-30	Owned	100
ADL 527273	Melba Creek Mining Inc	NA 801	40		2015-11-30	Owned	100
ADL 527274	Melba Creek Mining Inc	NA 900	20	1988-09-20	2015-11-30	Owned	100
ADL 527275	Melba Creek Mining Inc	NA 901	25	1988-09-20	2015-11-30	Owned	100
ADL 527276	Melba Creek Mining Inc	NA 902	25		2015-11-30	Owned	100
ADL 527277	Melba Creek Mining Inc	NA 1000	40		2015-11-30	Owned	100
ADL 527278	Melba Creek Mining Inc	NA 1001	40		2015-11-30	Owned	100
ADL 527286	Melba Creek Mining Inc	FNE 100	10	1988-09-21	2015-11-30	Owned	100
ADL 527287	Melba Creek Mining Inc	FNE 101	33	1988-09-21	2015-11-30	Owned	100
ADL 527288	Melba Creek Mining Inc	FNE 102	40	1988-09-21	2015-11-30	Owned	100
ADL 527289	Melba Creek Mining Inc	FNE 103	40	1988-09-21	2015-11-30	Owned	100
ADL 527290	Melba Creek Mining Inc	FNE 104	40	1988-09-21	2015-11-30	Owned	100
ADL 527291	Melba Creek Mining Inc	FNE 105	40	1988-09-21	2015-11-30	Owned	100
ADL 527292	Melba Creek Mining Inc	FNE 106	40	1988-09-21	2015-11-30	Owned	100
ADL 527293	Melba Creek Mining Inc	FNE 107	40	1988-09-28	2015-11-30	Owned	100
ADL 527294	Melba Creek Mining Inc	FNE 108	20	1988-09-28	2015-11-30	Owned	100
ADL 527295	Melba Creek Mining Inc	FNE 201	7	1988-09-21	2015-11-30	Owned	100
ADL 527296	Melba Creek Mining Inc	FNE 202	20	1988-09-21	2015-11-30	Owned	100
ADL 527297	Melba Creek Mining Inc	FNE 203	40	1988-09-21	2015-11-30	Owned	100
ADL 527298	Melba Creek Mining Inc	FNE 204	40	1988-09-21	2015-11-30	Owned	100
ADL 527299	Melba Creek Mining Inc	FNE 205	40	1988-09-21	2015-11-30	Owned	100
ADL 527300	Melba Creek Mining Inc	FNE 206	30	1988-09-21	2015-11-30	Owned	100
ADL 527301	Melba Creek Mining Inc	FNE 207	20	1988-09-21	2015-11-30	Owned	100
ADL 527302	Melba Creek Mining Inc	FNE 208	20	1988-09-21	2015-11-30	Owned	100
ADL 527303	Melba Creek Mining Inc	FNE 303	20	1988-09-27	2015-11-30	Owned	100
ADL 527304	Melba Creek Mining Inc	FNE 304	20	1988-09-27	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 527305	Melba Creek Mining Inc	FNE 800	38	1988-09-27	2015-11-30	Owned	100
ADL 527306	Melba Creek Mining Inc	FNE 801	35	1988-09-27	2015-11-30	Owned	100
ADL 527307	Melba Creek Mining Inc	FNE 802	30	1988-09-27	2015-11-30	Owned	100
ADL 527308	Melba Creek Mining Inc	FNE 803	18	1988-09-27	2015-11-30	Owned	100
ADL 527309	Melba Creek Mining Inc	GD 100	22	1988-09-29	2015-11-30	Owned	100
ADL 527310	Melba Creek Mining Inc	GD 101	25	1988-09-29	2015-11-30	Owned	100
ADL 527311	Melba Creek Mining Inc	GD 200	40	1988-09-29	2015-11-30	Owned	100
ADL 527312	Melba Creek Mining Inc	GD 201	40	1988-09-29	2015-11-30	Owned	100
ADL 527313	Melba Creek Mining Inc	GD 300	20	1988-09-29	2015-11-30	Owned	100
ADL 527314	Melba Creek Mining Inc	GD 301	13	1988-09-29	2015-11-30	Owned	100
ADL 527315	Melba Creek Mining Inc	GD 400	21	1988-09-29	2015-11-30	Owned	100
ADL 527316	Melba Creek Mining Inc	GD 401	40	1988-09-29	2015-11-30	Owned	100
ADL 527317	Melba Creek Mining Inc	GD 402	40	1988-09-29	2015-11-30	Owned	100
ADL 527319	Melba Creek Mining Inc	GD 500	10	1988-09-29	2015-11-30	Owned	100
ADL 527320	Melba Creek Mining Inc	GD 501	8	1988-09-29	2015-11-30	Owned	100
ADL 528093	Melba Creek Mining Inc	AMY 5	10	1982-11-24	2015-11-30	Owned	100
ADL 528094	Melba Creek Mining Inc	AMY 6	32	1982-12-14	2015-11-30	Owned	100
ADL 528095	Melba Creek Mining Inc	AMY 7	40	1981-10-17	2015-11-30	Owned	100
ADL 528096	Melba Creek Mining Inc	AMY 8	30	1981-10-17	2015-11-30	Owned	100
ADL 530193	Melba Creek Mining Inc	MCC 100	40	1989-06-22	2015-11-30	Owned	100
ADL 530194	Melba Creek Mining Inc	MCC 101	40	1989-06-22	2015-11-30	Owned	100
ADL 530195	Melba Creek Mining Inc	MCC 102	40	1989-06-22	2015-11-30	Owned	100
ADL 530196	Melba Creek Mining Inc	MCC 103	40	1989-06-22	2015-11-30	Owned	100
ADL 530197	Melba Creek Mining Inc	MCC 104	40	1989-06-22	2015-11-30	Owned	100
ADL 530198	Melba Creek Mining Inc	MCC 199	40	1989-06-22	2015-11-30	Owned	100
ADL 530199	Melba Creek Mining Inc	MCC 200	40	1989-06-22	2015-11-30	Owned	100
ADL 530200	Melba Creek Mining Inc	MCC 201	35	1989-06-22	2015-11-30	Owned	100
ADL 530201	Melba Creek Mining Inc	MCC 202	25	1989-06-22	2015-11-30	Owned	100
ADL 530202	Melba Creek Mining Inc	MCC 203	20	1989-06-22	2015-11-30	Owned	100
ADL 530203	Melba Creek Mining Inc	MCC 204	20	1989-06-22	2015-11-30	Owned	100
ADL 530204	Melba Creek Mining Inc	MCC 299	40	1989-06-22	2015-11-30	Owned	100
ADL 530205	Melba Creek Mining Inc	MCC 300	30	1989-06-22	2015-11-30	Owned	100
ADL 530206	Melba Creek Mining Inc	MCC 301	10	1989-06-22	2015-11-30	Owned	100
ADL 530212	Melba Creek Mining Inc	MCA 100	40	1989-06-19	2015-11-30	Owned	100
ADL 530213	Melba Creek Mining Inc	MCA 101	40	1989-06-19	2015-11-30	Owned	100
ADL 530214	Melba Creek Mining Inc	MCA 102	40	1989-06-23	2015-11-30	Owned	100
ADL 530215	Melba Creek Mining Inc	MCA 103	40	1989-06-23	2015-11-30	Owned	100
ADL 530216	Melba Creek Mining Inc	MCA 200	40	1989-06-19	2015-11-30	Owned	100
ADL 530217	Melba Creek Mining Inc	MCA 201	40	1989-06-19	2015-11-30	Owned	100
ADL 530218	Melba Creek Mining Inc	MCA 202	40	1989-06-19	2015-11-30	Owned	100
ADL 530219	Melba Creek Mining Inc	MCA 203	40	1989-06-19	2015-11-30	Owned	100
ADL 530220	Melba Creek Mining Inc	MCA 204	40	1989-06-19	2015-11-30	Owned	100
ADL 530221	Melba Creek Mining Inc	MCA 205	40	1989-06-19	2015-11-30	Owned	100
ADL 530222	Melba Creek Mining Inc	MCA 206	40	1989-06-19	2015-11-30	Owned	100
ADL 530223	Melba Creek Mining Inc	MCA 207	10	1989-07-12	2015-11-30	Owned	100
ADL 530224	Melba Creek Mining Inc	MCA 300	40	1989-06-19	2015-11-30	Owned	100
ADL 530225	Melba Creek Mining Inc	MCA 301	40	1989-06-19	2015-11-30	Owned	100
ADL 530226	Melba Creek Mining Inc	MCA 302	40	1989-06-19	2015-11-30	Owned	100
ADL 530227	Melba Creek Mining Inc	MCA 303	40	1989-06-19	2015-11-30	Owned	100
ADL 530228	Melba Creek Mining Inc	MCA 304	40	1989-06-19	2015-11-30	Owned	100
ADL 530229	Melba Creek Mining Inc	MCA 305	40	1989-06-19	2015-11-30	Owned	100
ADL 530230	Melba Creek Mining Inc	MCA 306	40	1989-06-19	2015-11-30	Owned	100
ADL 530231	Melba Creek Mining Inc	MCA 307	14	1989-07-12	2015-11-30	Owned	100
ADL 530232	Melba Creek Mining Inc	MCA 401	40	1989-06-20	2015-11-30	Owned	100
ADL 530233	Melba Creek Mining Inc	MCA 402	40	1989-06-20	2015-11-30	Owned	100
ADL 530234	Melba Creek Mining Inc	MCA 403	14	1989-06-20	2015-11-30	Owned	100
ADL 530235	Melba Creek Mining Inc	MCA 404	25	1989-06-20	2015-11-30	Owned	100
ADL 530236	Melba Creek Mining Inc	MCA 405	40	1989-06-20	2015-11-30	Owned	100
ADL 530237	Melba Creek Mining Inc	MCA 406	40	1989-06-20	2015-11-30	Owned	100
ADL 530238	Melba Creek Mining Inc	MCA 407	35	1989-07-12	2015-11-30	Owned	100
ADL 530239	Melba Creek Mining Inc	MCA 504	15	1989-06-20	2015-11-30	Owned	100
ADL 530240	Melba Creek Mining Inc	MCA 505	15	1989-06-20	2015-11-30	Owned	100
ADL 530241	Melba Creek Mining Inc	MCA 506	15	1989-06-20	2015-11-30	Owned	100
ADL 530242	Melba Creek Mining Inc	MCA 507	8	1989-07-13	2015-11-30	Owned	100
ADL 530243	Melba Creek Mining Inc	MCA 603	40	1989-07-12	2015-11-30	Owned	100
ADL 530244	Melba Creek Mining Inc	MCA 604	40	1989-07-12	2015-11-30	Owned	100
ADL 530245	Melba Creek Mining Inc	MCA 605	10	1989-07-12	2015-11-30	Owned	100
ADL 530246	Melba Creek Mining Inc	MCA 606	15	1989-07-13	2015-11-30	Owned	100
ADL 530247	Melba Creek Mining Inc	MCA 703	40	1989-07-12	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 530248	Melba Creek Mining Inc	MCA 704	40	1989-07-12	2015-11-30	Owned	100
ADL 530249	Melba Creek Mining Inc	MCA 705	40	1989-07-13	2015-11-30	Owned	100
ADL 530250	Melba Creek Mining Inc	MCA 706	40	1989-07-13	2015-11-30	Owned	100
ADL 530251	Melba Creek Mining Inc	MCA 707	18	1989-07-13	2015-11-30	Owned	100
ADL 530252	Melba Creek Mining Inc	MCA 710	16	1989-07-17	2015-11-30	Owned	100
ADL 530253	Melba Creek Mining Inc	MCA 711	10	1989-07-16	2015-11-30	Owned	100
ADL 530254	Melba Creek Mining Inc	MCA 807	30	1989-07-14	2015-11-30	Owned	100
ADL 530255	Melba Creek Mining Inc	MCA 808	10	1989-07-14	2015-11-30	Owned	100
ADL 530256	Melba Creek Mining Inc	MCA 809	12	1989-07-15	2015-11-30	Owned	100
ADL 530257	Melba Creek Mining Inc	MCA 810	40	1989-07-15	2015-11-30	Owned	100
ADL 530258	Melba Creek Mining Inc	MCA 811	40	1989-07-16	2015-11-30	Owned	100
ADL 530259	Melba Creek Mining Inc	MCA 812	13	1989-07-17	2015-11-30	Owned	100
ADL 530260	Melba Creek Mining Inc	MCA 907	30	1989-07-14	2015-11-30	Owned	100
ADL 530261	Melba Creek Mining Inc	MCA 908	30	1989-07-14	2015-11-30	Owned	100
ADL 530262	Melba Creek Mining Inc	MCA 909	38	1989-07-15	2015-11-30	Owned	100
ADL 530263	Melba Creek Mining Inc	MCA 910	40	1989-07-15	2015-11-30	Owned	100
ADL 530264	Melba Creek Mining Inc	MCA 911	40	1989-07-16	2015-11-30	Owned	100
ADL 530265	Melba Creek Mining Inc	MCA 912	40	1989-07-17	2015-11-30	Owned	100
ADL 530266	Melba Creek Mining Inc	MCA 913	25	1989-07-17	2015-11-30	Owned	100
ADL 530267	Melba Creek Mining Inc	MCA 1009	40	1989-07-15	2015-11-30	Owned	100
ADL 530268	Melba Creek Mining Inc	MCA 1010	40	1989-07-15	2015-11-30	Owned	100
ADL 530269	Melba Creek Mining Inc	MCA 1011	40	1989-07-16	2015-11-30	Owned	100
ADL 530270	Melba Creek Mining Inc	MCA 1012	40	1989-07-17	2015-11-30	Owned	100
ADL 530271	Melba Creek Mining Inc	MCA 1013	40	1989-07-17	2015-11-30	Owned	100
ADL 530272	Melba Creek Mining Inc	MCA 1014	20	1989-07-17	2015-11-30	Owned	100
ADL 530273	Melba Creek Mining Inc	MCA 1110	40	1989-07-16	2015-11-30	Owned	100
ADL 530274	Melba Creek Mining Inc	MCA 1111	40	1989-07-16	2015-11-30	Owned	100
ADL 530275	Melba Creek Mining Inc	MCA 1112	40	1989-07-16	2015-11-30	Owned	100
ADL 530276	Melba Creek Mining Inc	MCA 1113	40	1989-07-16	2015-11-30	Owned	100
ADL 530277	Melba Creek Mining Inc	MCA 1114	30	1989-07-16	2015-11-30	Owned	100
ADL 530533	Melba Creek Mining Inc	NA 9	8		2015-11-30	Owned	100
ADL 530534	Melba Creek Mining Inc	NA 10	8		2015-11-30	Owned	100
ADL 530535	Melba Creek Mining Inc	NA 11	8		2015-11-30	Owned	100
ADL 530536	Melba Creek Mining Inc	NA 12	8		2015-11-30	Owned	100
ADL 530537	Melba Creek Mining Inc	NA 102	40		2015-11-30	Owned	100
ADL 530538	Melba Creek Mining Inc	NA 103	40		2015-11-30	Owned	100
ADL 530539	Melba Creek Mining Inc	NA 104	40		2015-11-30	Owned	100
ADL 530540	Melba Creek Mining Inc	NA 105	40		2015-11-30	Owned	100
ADL 530541	Melba Creek Mining Inc	NA 202	40		2015-11-30	Owned	100
ADL 530542	Melba Creek Mining Inc	NA 203	40		2015-11-30	Owned	100
ADL 530543	Melba Creek Mining Inc	NA 204	40		2015-11-30	Owned	100
ADL 530544	Melba Creek Mining Inc	NA 205	40		2015-11-30	Owned	100
ADL 530545	Melba Creek Mining Inc	NA 302	40		2015-11-30	Owned	100
ADL 530546	Melba Creek Mining Inc	NA 303	40		2015-11-30	Owned	100
ADL 530547	Melba Creek Mining Inc	NA 304	40		2015-11-30	Owned	100
ADL 530548	Melba Creek Mining Inc	NA 305	40		2015-11-30	Owned	100
ADL 530549	Melba Creek Mining Inc	NA 402	40		2015-11-30	Owned	100
ADL 530550	Melba Creek Mining Inc	NA 403	40		2015-11-30	Owned	100
ADL 530551	Melba Creek Mining Inc	NA 404	40		2015-11-30	Owned	100
ADL 530552	Melba Creek Mining Inc	NA 405	40		2015-11-30	Owned	100
ADL 530553	Melba Creek Mining Inc	NA 406	30		2015-11-30	Owned	100
ADL 530554	Melba Creek Mining Inc	NA 502	40		2015-11-30	Owned	100
ADL 530555	Melba Creek Mining Inc	NA 503	40		2015-11-30	Owned	100
ADL 530556	Melba Creek Mining Inc	NA 504	40		2015-11-30	Owned	100
ADL 530557	Melba Creek Mining Inc	NA 505	40		2015-11-30	Owned	100
ADL 530558	Melba Creek Mining Inc	NA 506	30		2015-11-30	Owned	100
ADL 530559	Melba Creek Mining Inc	NA 602	40		2015-11-30	Owned	100
ADL 530560	Melba Creek Mining Inc	NA 603	40		2015-11-30	Owned	100
ADL 530561	Melba Creek Mining Inc	NA 604	40		2015-11-30	Owned	100
ADL 530562	Melba Creek Mining Inc	NA 605	40		2015-11-30	Owned	100
ADL 530563	Melba Creek Mining Inc	NA 606	30		2015-11-30	Owned	100
ADL 530564	Melba Creek Mining Inc	NA 702	40		2015-11-30	Owned	100
ADL 530565	Melba Creek Mining Inc	NA 703	40		2015-11-30	Owned	100
ADL 530566	Melba Creek Mining Inc	NA 704	40		2015-11-30	Owned	100
ADL 530567	Melba Creek Mining Inc	NA 705	40		2015-11-30	Owned	100
ADL 530568	Melba Creek Mining Inc	NA 706	30		2015-11-30	Owned	100
ADL 530569	Melba Creek Mining Inc	NA 802	30		2015-11-30	Owned	100
ADL 530570	Melba Creek Mining Inc	NA 803	40		2015-11-30	Owned	100
ADL 530571	Melba Creek Mining Inc	NA 804	40		2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 530572	Melba Creek Mining Inc	NA 805	40		2015-11-30	Owned	100
ADL 530573	Melba Creek Mining Inc	NA 806	30		2015-11-30	Owned	100
ADL 530574	Melba Creek Mining Inc	NA 903	20		2015-11-30	Owned	100
ADL 530575	Melba Creek Mining Inc	NA 904	30		2015-11-30	Owned	100
ADL 530576	Melba Creek Mining Inc	NA 905	30		2015-11-30	Owned	100
ADL 530577	Melba Creek Mining Inc	NA 906	30		2015-11-30	Owned	100
ADL 530578	Melba Creek Mining Inc	NA 907	30		2015-11-30	Owned	100
ADL 530589	Melba Creek Mining Inc	GAG 80	4	1989-10-05	2015-11-30	Owned	100
ADL 530590	Melba Creek Mining Inc	GAG 81	7	1989-10-01	2015-11-30	Owned	100
ADL 530591	Melba Creek Mining Inc	GAG 82	10	1989-10-01	2015-11-30	Owned	100
ADL 530592	Melba Creek Mining Inc	GAG 90	15	1989-10-05	2015-11-30	Owned	100
ADL 530593	Melba Creek Mining Inc	GAG 91	40	1989-09-30	2015-11-30	Owned	100
ADL 530594	Melba Creek Mining Inc	GAG 92	40	1989-10-01	2015-11-30	Owned	100
ADL 530595	Melba Creek Mining Inc	GAG 93	20	1989-10-05	2015-11-30	Owned	100
ADL 530596	Melba Creek Mining Inc	GAG 94	20	1989-10-05	2015-11-30	Owned	100
ADL 530597	Melba Creek Mining Inc	GAG 95	20	1989-10-05	2015-11-30	Owned	100
ADL 530598	Melba Creek Mining Inc	GAG 100	16	1989-10-05	2015-11-30	Owned	100
ADL 530599	Melba Creek Mining Inc	GAG 101	40	1989-09-30	2015-11-30	Owned	100
ADL 530600	Melba Creek Mining Inc	GAG 102	40	1989-10-01	2015-11-30	Owned	100
ADL 530601	Melba Creek Mining Inc	GAG 103	40	1989-10-01	2015-11-30	Owned	100
ADL 530602	Melba Creek Mining Inc	GAG 104	40	1989-10-05	2015-11-30	Owned	100
ADL 530603	Melba Creek Mining Inc	GAG 105	40	1989-10-05	2015-11-30	Owned	100
ADL 530604	Melba Creek Mining Inc	GAG 200	25	1989-09-30	2015-11-30	Owned	100
ADL 530605	Melba Creek Mining Inc	GAG 201	40	1989-09-29	2015-11-30	Owned	100
ADL 530606	Melba Creek Mining Inc	GAG 202	40	1989-10-01	2015-11-30	Owned	100
ADL 530607	Melba Creek Mining Inc	GAG 203	40	1989-10-01	2015-11-30	Owned	100
ADL 530608	Melba Creek Mining Inc	GAG 204	40	1989-10-01	2015-11-30	Owned	100
ADL 530609	Melba Creek Mining Inc	GAG 205	40	1989-10-01	2015-11-30	Owned	100
ADL 530610	Melba Creek Mining Inc	GAG 300	25	1989-09-30	2015-11-30	Owned	100
ADL 530611	Melba Creek Mining Inc	GAG 301	40	1989-09-29	2015-11-30	Owned	100
ADL 530612	Melba Creek Mining Inc	GAG 302	40	1989-09-30	2015-11-30	Owned	100
ADL 530613	Melba Creek Mining Inc	GAG 303	40	1989-09-30	2015-11-30	Owned	100
ADL 530614	Melba Creek Mining Inc	GAG 304	40	1989-10-01	2015-11-30	Owned	100
ADL 530615	Melba Creek Mining Inc	GAG 305	40	1989-10-01	2015-11-30	Owned	100
ADL 530616	Melba Creek Mining Inc	GAG 400	25	1989-09-29	2015-11-30	Owned	100
ADL 530617	Melba Creek Mining Inc	GAG 401	40	1989-09-28	2015-11-30	Owned	100
ADL 530618	Melba Creek Mining Inc	GAG 402	40	1989-09-29	2015-11-30	Owned	100
ADL 530619	Melba Creek Mining Inc	GAG 403	40	1989-09-30	2015-11-30	Owned	100
ADL 530620	Melba Creek Mining Inc	GAG 404	40	1989-09-30	2015-11-30	Owned	100
ADL 530621	Melba Creek Mining Inc	GAG 405	40	1989-09-30	2015-11-30	Owned	100
ADL 530622	Melba Creek Mining Inc	GAG 500	25	1989-09-29	2015-11-30	Owned	100
ADL 530623	Melba Creek Mining Inc	GAG 501	40	1989-09-28	2015-11-30	Owned	100
ADL 530624	Melba Creek Mining Inc	GAG 502	40	1989-09-30	2015-11-30	Owned	100
ADL 530625	Melba Creek Mining Inc	GAG 503	40	1989-09-29	2015-11-30	Owned	100
ADL 530626	Melba Creek Mining Inc	GAG 504	40	1989-09-29	2015-11-30	Owned	100
ADL 530627	Melba Creek Mining Inc	GAG 505	40	1989-09-29	2015-11-30	Owned	100
ADL 530628	Melba Creek Mining Inc	GAG 600	24	1989-09-28	2015-11-30	Owned	100
ADL 530629	Melba Creek Mining Inc	GAG 601	40	1989-09-28	2015-11-30	Owned	100
ADL 530630	Melba Creek Mining Inc	GAG 602	40	1989-09-28	2015-11-30	Owned	100
ADL 530631	Melba Creek Mining Inc	GAG 603	40	1989-09-28	2015-11-30	Owned	100
ADL 530632	Melba Creek Mining Inc	GAG 604	40	1989-09-28	2015-11-30	Owned	100
ADL 530633	Melba Creek Mining Inc	GAG 605	40	1989-09-29	2015-11-30	Owned	100
ADL 530634	Melba Creek Mining Inc	GAG 700	15	1989-09-28	2015-11-30	Owned	100
ADL 530635	Melba Creek Mining Inc	GAG 701	40	1989-09-28	2015-11-30	Owned	100
ADL 530636	Melba Creek Mining Inc	GAG 702	40	1989-09-28	2015-11-30	Owned	100
ADL 530637	Melba Creek Mining Inc	GAG 703	40	1989-09-28	2015-11-30	Owned	100
ADL 530638	Melba Creek Mining Inc	GAG 704	40	1989-09-29	2015-11-30	Owned	100
ADL 530639	Melba Creek Mining Inc	GAG 705	40	1989-09-29	2015-11-30	Owned	100
ADL 530676	Melba Creek Mining Inc	DUO 604	40	1989-09-20	2015-11-30	Owned	100
ADL 530678	Melba Creek Mining Inc	DUO 611	40	1989-09-20	2015-11-30	Owned	100
ADL 530684	Melba Creek Mining Inc	DUO 705	40	1989-09-20	2015-11-30	Owned	100
ADL 530687	Melba Creek Mining Inc	DUO 708	40	1989-09-21	2015-11-30	Owned	100
ADL 530688	Melba Creek Mining Inc	DUO 711	40	1989-09-20	2015-11-30	Owned	100
ADL 530689	Melba Creek Mining Inc	DUO 805	40	1989-09-21	2015-11-30	Owned	100
ADL 530690	Melba Creek Mining Inc	DUO 806	40	1989-09-21	2015-11-30	Owned	100
ADL 530691	Melba Creek Mining Inc	DUO 807	40	1989-09-21	2015-11-30	Owned	100
ADL 530692	Melba Creek Mining Inc	DUO 808	40	1989-09-21	2015-11-30	Owned	100
ADL 530693	Melba Creek Mining Inc	DUO 809	40	1989-09-21	2015-11-30	Owned	100
ADL 530694	Melba Creek Mining Inc	DUO 810	40	1989-09-22	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 530898	Melba Creek Mining Inc	FORT KNOX 32	35		2015-11-30	Owned	100
ADL 530899	Melba Creek Mining Inc	FORT KNOX 33	38		2015-11-30	Owned	100
ADL 530900	Melba Creek Mining Inc	FORT KNOX 36	40		2015-11-30	Owned	100
ADL 530901	Melba Creek Mining Inc	FORT KNOX 51	35	1982-10-19	2015-11-30	Owned	100
ADL 530903	Melba Creek Mining Inc	FORT KNOX 54	7	1982-10-19	2015-11-30	Owned	100
ADL 530904	Melba Creek Mining Inc	FORT KNOX 55	12	1982-10-19	2015-11-30	Owned	100
ADL 531607	Melba Creek Mining Inc	NA 100A	8		2015-11-30	Owned	100
ADL 531608	Melba Creek Mining Inc	NA 100B	6	1989-09-12	2015-11-30	Owned	100
ADL 531609	Melba Creek Mining Inc	NA 200A	5		2015-11-30	Owned	100
ADL 531610	Melba Creek Mining Inc	NA 300A	8		2015-11-30	Owned	100
ADL 531611	Melba Creek Mining Inc	NA 400A	8		2015-11-30	Owned	100
ADL 531612	Melba Creek Mining Inc	NA 500A	8		2015-11-30	Owned	100
ADL 531613	Melba Creek Mining Inc	NA 600A	8		2015-11-30	Owned	100
ADL 531614	Melba Creek Mining Inc	NA 700A	8	1989-09-10	2015-11-30	Owned	100
ADL 531615	Melba Creek Mining Inc	NA 800A	8		2015-11-30	Owned	100
ADL 531818	Melba Creek Mining Inc	FH 100	40	1989-10-27	2015-11-30	Owned	100
ADL 531819	Melba Creek Mining Inc	FH 101	40	1989-10-27	2015-11-30	Owned	100
ADL 531820	Melba Creek Mining Inc	FH 102	40	1989-10-26	2015-11-30	Owned	100
ADL 531821	Melba Creek Mining Inc	FH 103	40	1989-10-27	2015-11-30	Owned	100
ADL 531822	Melba Creek Mining Inc	FH 104	40	1989-10-27	2015-11-30	Owned	100
ADL 531823	Melba Creek Mining Inc	FH 105	40	1989-10-27	2015-11-30	Owned	100
ADL 531824	Melba Creek Mining Inc	FH 106	40	1989-10-27	2015-11-30	Owned	100
ADL 531825	Melba Creek Mining Inc	FH 107	40	1989-10-27	2015-11-30	Owned	100
ADL 531826	Melba Creek Mining Inc	FH 200	30	1989-10-28	2015-11-30	Owned	100
ADL 531827	Melba Creek Mining Inc	FH 201	40	1989-10-28	2015-11-30	Owned	100
ADL 531828	Melba Creek Mining Inc	FH 202	40	1989-10-28	2015-11-30	Owned	100
ADL 531829	Melba Creek Mining Inc	FH 203	40	1989-10-28	2015-11-30	Owned	100
ADL 531830	Melba Creek Mining Inc	FH 204	40	1989-10-28	2015-11-30	Owned	100
ADL 531831	Melba Creek Mining Inc	FH 205	35	1989-10-29	2015-11-30	Owned	100
ADL 531832	Melba Creek Mining Inc	FH 206	33	1989-10-28	2015-11-30	Owned	100
ADL 531833	Melba Creek Mining Inc	FH 207	25	1989-10-28	2015-11-30	Owned	100
ADL 531834	Melba Creek Mining Inc	FH 301	15	1989-10-29	2015-11-30	Owned	100
ADL 531835	Melba Creek Mining Inc	FH 302	25	1989-10-28	2015-11-30	Owned	100
ADL 531836	Melba Creek Mining Inc	FH 303	25	1989-10-28	2015-11-30	Owned	100
ADL 531837	Melba Creek Mining Inc	FH 304	10	1989-10-28	2015-11-30	Owned	100
ADL 531890	Melba Creek Mining Inc	FORT KNOX 37	40		2015-11-30	Owned	100
ADL 532357	Melba Creek Mining Inc	DUO 608	40	1990-03-10	2015-11-30	Owned	100
ADL 532358	Melba Creek Mining Inc	DUO 609	40	1990-03-10	2015-11-30	Owned	100
ADL 532359	Melba Creek Mining Inc	DUO 610	40	1990-03-10	2015-11-30	Owned	100
ADL 532360	Melba Creek Mining Inc	DUO 709	40	1990-03-10	2015-11-30	Owned	100
ADL 532361	Melba Creek Mining Inc	DUO 710	40	1990-10-03	2015-11-30	Owned	100
ADL 532362	Melba Creek Mining Inc	DUO 811	40	1990-03-11	2015-11-30	Owned	100
ADL 532363	Melba Creek Mining Inc	DUO 908	40	1990-03-12	2015-11-30	Owned	100
ADL 532364	Melba Creek Mining Inc	DUO 909	40	1990-03-12	2015-11-30	Owned	100
ADL 532365	Melba Creek Mining Inc	DUO 910	40	1990-03-12	2015-11-30	Owned	100
ADL 532536	Melba Creek Mining Inc	NUG 38	9	1988-09-26	2015-11-30	Owned	100
ADL 555602	Shepard M Dennis	MERLYN 100	40	1990-07-24	2015-11-30	Leased	100
ADL 555818	Melba Creek Mining Inc	MCA FRACTION NO 1	11	1990-09-24	2015-11-30	Owned	100
ADL 555819	Melba Creek Mining Inc	MCA FRACTION NO 2	14	1990-09-24	2015-11-30	Owned	100
ADL 555820	Melba Creek Mining Inc	MCA FRACTION NO 3	24	1990-09-24	2015-11-30	Owned	100
ADL 556057	Melba Creek Mining Inc	GIG 1	40	1991-03-07	2015-11-30	Owned	100
ADL 556058	Melba Creek Mining Inc	GIG 2	40	1991-03-07	2015-11-30	Owned	100
ADL 556059	Melba Creek Mining Inc	GIG 3	40	1991-03-07	2015-11-30	Owned	100
ADL 556060	Melba Creek Mining Inc	GIG 4	40	1991-03-07	2015-11-30	Owned	100
ADL 556061	Melba Creek Mining Inc	GIG 5	40	1991-03-07	2015-11-30	Owned	100
ADL 556062	Melba Creek Mining Inc	GIG 6	40	1991-03-07	2015-11-30	Owned	100
ADL 556063	Melba Creek Mining Inc	GIG 7	40	1991-03-07	2015-11-30	Owned	100
ADL 556064	Melba Creek Mining Inc	GIG 8	40	1991-03-07	2015-11-30	Owned	100
ADL 556065	Melba Creek Mining Inc	GIG 9	40	1991-03-07	2015-11-30	Owned	100
ADL 556066	Melba Creek Mining Inc	GIG 10	40	1991-03-07	2015-11-30	Owned	100
ADL 556067	Melba Creek Mining Inc	GIG 11	40	1991-03-07	2015-11-30	Owned	100
ADL 556068	Melba Creek Mining Inc	GIG 12	40	1991-03-07	2015-11-30	Owned	100
ADL 556069	Melba Creek Mining Inc	GIG 13	40	1991-03-07	2015-11-30	Owned	100
ADL 556070	Melba Creek Mining Inc	GIG 14	40	1991-03-07	2015-11-30	Owned	100
ADL 556071	Melba Creek Mining Inc	GIG 15	40	1991-03-07	2015-11-30	Owned	100
ADL 556072	Melba Creek Mining Inc	GIG 16	40	1991-03-07	2015-11-30	Owned	100
ADL 556073	Melba Creek Mining Inc	GIG 17	40	1991-03-07	2015-11-30	Owned	100
ADL 556074	Melba Creek Mining Inc	GIG 18	40	1991-03-07	2015-11-30	Owned	100
ADL 556075	Melba Creek Mining Inc	GIG 19	40	1991-03-07	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 556076	Melba Creek Mining Inc	GIG 20	40	1991-03-07	2015-11-30	Owned	100
ADL 556077	Melba Creek Mining Inc	GIG 21	40	1991-03-07	2015-11-30	Owned	100
ADL 556078	Melba Creek Mining Inc	GIG 22	40	1991-03-07	2015-11-30	Owned	100
ADL 556079	Melba Creek Mining Inc	GIG 23	40	1991-03-07	2015-11-30	Owned	100
ADL 556080	Melba Creek Mining Inc	GV FRACTION 1	10	1991-05-16	2015-11-30	Owned	100
ADL 556081	Melba Creek Mining Inc	GV FRACTION 2	10	1991-05-16	2015-11-30	Owned	100
ADL 556082	Melba Creek Mining Inc	GV FRACTION 3	40	1991-05-16	2015-11-30	Owned	100
ADL 556083	Melba Creek Mining Inc	GV FRACTION 4	40	1991-05-16	2015-11-30	Owned	100
ADL 556084	Melba Creek Mining Inc	GV FRACTION 5	40	1991-05-16	2015-11-30	Owned	100
ADL 556085	Melba Creek Mining Inc	GV FRACTION 6	40	1991-05-16	2015-11-30	Owned	100
ADL 556086	Melba Creek Mining Inc	GV FRACTION 7	40	1991-05-16	2015-11-30	Owned	100
ADL 556087	Melba Creek Mining Inc	GV FRACTION 8	40	1991-05-16	2015-11-30	Owned	100
ADL 556088	Melba Creek Mining Inc	GV FRACTION 9	40	1991-05-16	2015-11-30	Owned	100
ADL 556089	Melba Creek Mining Inc	GV FRACTION 10	40	1991-05-16	2015-11-30	Owned	100
ADL 556090	Melba Creek Mining Inc	GV FRACTION 11	10	1991-05-16	2015-11-30	Owned	100
ADL 556091	Melba Creek Mining Inc	GE 1	40	1991-05-16	2015-11-30	Owned	100
ADL 556092	Melba Creek Mining Inc	GE 2	40	1991-05-16	2015-11-30	Owned	100
ADL 556093	Melba Creek Mining Inc	GE 3	40	1991-05-16	2015-11-30	Owned	100
ADL 556094	Melba Creek Mining Inc	GE 4	40	1991-05-16	2015-11-30	Owned	100
ADL 556719	Fairbanks Gold Mining, Inc.	FY 29	40	1991-12-03	2015-11-30	Owned	100
ADL 556811	Melba Creek Mining Inc	DUO 905 FRACTION	6	1991-12-12	2015-11-30	Owned	100
ADL 556812	Melba Creek Mining Inc	DUO 906 FRACTION	17	1991-12-12	2015-11-30	Owned	100
ADL 556813	Melba Creek Mining Inc	DUO 907 FRACTION	21	1991-12-12	2015-11-30	Owned	100
ADL 556911	Fairbanks Gold Mining, Inc.	UB 1 FRACTION	12	1992-04-28	2015-11-30	Owned	100
ADL 556912	Fairbanks Gold Mining, Inc.	UB 2 FRACTION	12	1992-04-28	2015-11-30	Owned	100
ADL 556913	Fairbanks Gold Mining, Inc.	GD 403	40	1988-09-29	2015-11-30	Owned	100
ADL 556914	Fairbanks Gold Mining, Inc.	GD 503	40	1988-09-29	2015-11-30	Owned	100
ADL 556915	Fairbanks Gold Mining, Inc.	GIL 115	40	1992-04-15	2015-11-30	Owned	100
ADL 556916	Fairbanks Gold Mining, Inc.	GIL 116	40	1992-04-15	2015-11-30	Owned	100
ADL 556917	Fairbanks Gold Mining, Inc.	GIL 117	40	1992-04-15	2015-11-30	Owned	100
ADL 556918	Fairbanks Gold Mining, Inc.	GIL 118	40	1992-04-15	2015-11-30	Owned	100
ADL 556919	Fairbanks Gold Mining, Inc.	GIL 119	40	1992-04-01	2015-11-30	Owned	100
ADL 556920	Fairbanks Gold Mining, Inc.	GIL 120	40	1992-04-01	2015-11-30	Owned	100
ADL 556921	Fairbanks Gold Mining, Inc.	GIL 213	40	1992-04-14	2015-11-30	Owned	100
ADL 556922	Fairbanks Gold Mining, Inc.	GIL 214	40	1992-04-14	2015-11-30	Owned	100
ADL 556923	Fairbanks Gold Mining, Inc.	GIL 215	40	1992-04-14	2015-11-30	Owned	100
ADL 556924	Fairbanks Gold Mining, Inc.	GIL 216	40	1992-04-16	2015-11-30	Owned	100
ADL 556925	Fairbanks Gold Mining, Inc.	GIL 217	40	1992-04-13	2015-11-30	Owned	100
ADL 556926	Fairbanks Gold Mining, Inc.	GIL 312	20	1992-04-03	2015-11-30	Owned	100
ADL 556927	Fairbanks Gold Mining, Inc.	GIL 313	40	1992-04-03	2015-11-30	Owned	100
ADL 556928	Fairbanks Gold Mining, Inc.	GIL 314	40	1992-04-14	2015-11-30	Owned	100
ADL 556929	Fairbanks Gold Mining, Inc.	GIL 315	40	1992-04-14	2015-11-30	Owned	100
ADL 556930	Fairbanks Gold Mining, Inc.	GIL 316	40	1992-04-13	2015-11-30	Owned	100
ADL 556931	Fairbanks Gold Mining, Inc.	GIL 412	40	1992-04-03	2015-11-30	Owned	100
ADL 556932	Fairbanks Gold Mining, Inc.	GIL 413	40	1992-04-03	2015-11-30	Owned	100
ADL 556933	Fairbanks Gold Mining, Inc.	GIL 414	40	1992-04-13	2015-11-30	Owned	100
ADL 556934	Fairbanks Gold Mining, Inc.	GIL 415	40	1992-04-13	2015-11-30	Owned	100
ADL 556935	Fairbanks Gold Mining, Inc.	GIL 416	40	1992-04-13	2015-11-30	Owned	100
ADL 556936	Fairbanks Gold Mining, Inc.	GIL 512	40	1992-04-03	2015-11-30	Owned	100
ADL 556937	Fairbanks Gold Mining, Inc.	GIL 1017	40	1992-04-15	2015-11-30	Owned	100
ADL 556938	Fairbanks Gold Mining, Inc.	GIL 1018	40	1992-04-15	2015-11-30	Owned	100
ADL 556939	Fairbanks Gold Mining, Inc.	GIL 1019	40	1992-04-15	2015-11-30	Owned	100
ADL 556940	Fairbanks Gold Mining, Inc.	GIL 1020	40	1992-04-01	2015-11-30	Owned	100
ADL 556941	Fairbanks Gold Mining, Inc.	GIL 1021	40	1992-04-01	2015-11-30	Owned	100
ADL 556942	Fairbanks Gold Mining, Inc.	GIL 1121	40	1992-04-01	2015-11-30	Owned	100
ADL 556943	Fairbanks Gold Mining, Inc.	GIL 1221	40	1992-04-02	2015-11-30	Owned	100
ADL 556944	Fairbanks Gold Mining, Inc.	GIL 1222	40	1992-04-01	2015-11-30	Owned	100
ADL 556945	Fairbanks Gold Mining, Inc.	GIL 1223	40	1992-04-01	2015-11-30	Owned	100
ADL 556946	Fairbanks Gold Mining, Inc.	GIL 1321	40	1992-04-02	2015-11-30	Owned	100
ADL 556947	Fairbanks Gold Mining, Inc.	GIL 1322	40	1992-04-02	2015-11-30	Owned	100
ADL 556948	Fairbanks Gold Mining, Inc.	GIL 1323	40	1992-04-02	2015-11-30	Owned	100
ADL 556949	Fairbanks Gold Mining, Inc.	GIL 1324	40	1992-04-04	2015-11-30	Owned	100
ADL 556950	Fairbanks Gold Mining, Inc.	GIL 1424	40	1992-04-04	2015-11-30	Owned	100
ADL 556951	Fairbanks Gold Mining, Inc.	GIL 1425	40	1992-04-04	2015-11-30	Owned	100
ADL 556952	Fairbanks Gold Mining, Inc.	GIL 1524	40	1992-04-04	2015-11-30	Owned	100
ADL 556953	Fairbanks Gold Mining, Inc.	GIL 1525	40	1992-04-04	2015-11-30	Owned	100
ADL 556954	Fairbanks Gold Mining, Inc.	GIL 1526	40	1992-04-06	2015-11-30	Owned	100
ADL 556955	Fairbanks Gold Mining, Inc.	GIL 1527	40	1992-04-06	2015-11-30	Owned	100
ADL 556956	Fairbanks Gold Mining, Inc.	GIL 1528	40	1992-04-06	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 556957	Fairbanks Gold Mining, Inc.	GIL 1529	40	1992-04-06	2015-11-30	Owned	100
ADL 556958	Fairbanks Gold Mining, Inc.	GIL 1530	40	1992-04-07	2015-11-30	Owned	100
ADL 556959	Fairbanks Gold Mining, Inc.	GIL 1531	40	1992-04-07	2015-11-30	Owned	100
ADL 556960	Fairbanks Gold Mining, Inc.	GIL 1532	40	1992-04-07	2015-11-30	Owned	100
ADL 556961	Fairbanks Gold Mining, Inc.	GIL 1533	40	1992-04-13	2015-11-30	Owned	100
ADL 556962	Fairbanks Gold Mining, Inc.	GIL 1632	40	1992-04-09	2015-11-30	Owned	100
ADL 556963	Fairbanks Gold Mining, Inc.	GIL 1633	40	1992-04-13	2015-11-30	Owned	100
ADL 556964	Fairbanks Gold Mining, Inc.	GIL 1732	40	1992-04-09	2015-11-30	Owned	100
ADL 556965	Fairbanks Gold Mining, Inc.	GIL 1733	40	1992-04-14	2015-11-30	Owned	100
ADL 556966	Fairbanks Gold Mining, Inc.	GIL 1734	40	1992-04-14	2015-11-30	Owned	100
ADL 556967	Fairbanks Gold Mining, Inc.	GIL 1832	40	1992-04-09	2015-11-30	Owned	100
ADL 556968	Fairbanks Gold Mining, Inc.	GIL 1833	40	1992-04-14	2015-11-30	Owned	100
ADL 556969	Fairbanks Gold Mining, Inc.	GIL 1834	40	1992-04-14	2015-11-30	Owned	100
ADL 556970	Fairbanks Gold Mining, Inc.	LC 1	21	1992-05-27	2015-11-30	Owned	100
ADL 556971	Fairbanks Gold Mining, Inc.	LC 2	40	1992-05-26	2015-11-30	Owned	100
ADL 556972	Fairbanks Gold Mining, Inc.	LC 3	40	1992-05-20	2015-11-30	Owned	100
ADL 556973	Fairbanks Gold Mining, Inc.	LC 4	23	1992-05-20	2015-11-30	Owned	100
ADL 556974	Fairbanks Gold Mining, Inc.	LC 5	30	1992-05-20	2015-11-30	Owned	100
ADL 556975	Fairbanks Gold Mining, Inc.	LC 6	4	1992-05-20	2015-11-30	Owned	100
ADL 556976	Fairbanks Gold Mining, Inc.	LC 7	40	1992-05-19	2015-11-30	Owned	100
ADL 556977	Fairbanks Gold Mining, Inc.	LC 8	40	1992-06-02	2015-11-30	Owned	100
ADL 556978	Fairbanks Gold Mining, Inc.	LC 9	40	1992-06-02	2015-11-30	Owned	100
ADL 556979	Fairbanks Gold Mining, Inc.	LC 10	11	1992-06-02	2015-11-30	Owned	100
ADL 556980	Fairbanks Gold Mining, Inc.	LC 11	40	1992-05-20	2015-11-30	Owned	100
ADL 556981	Fairbanks Gold Mining, Inc.	LC 12	40	1992-06-02	2015-11-30	Owned	100
ADL 556982	Fairbanks Gold Mining, Inc.	LC 13	40	1992-06-01	2015-11-30	Owned	100
ADL 556983	Fairbanks Gold Mining, Inc.	LC 14	40	1992-06-02	2015-11-30	Owned	100
ADL 556984	Fairbanks Gold Mining, Inc.	LC 15	40	1992-06-02	2015-11-30	Owned	100
ADL 556985	Fairbanks Gold Mining, Inc.	LC 16	40	1992-05-29	2015-11-30	Owned	100
ADL 556986	Fairbanks Gold Mining, Inc.	LC 17	40	1992-05-29	2015-11-30	Owned	100
ADL 556987	Fairbanks Gold Mining, Inc.	LC 18	40	1992-05-28	2015-11-30	Owned	100
ADL 556988	Fairbanks Gold Mining, Inc.	LC 19	40	1992-05-29	2015-11-30	Owned	100
ADL 556989	Fairbanks Gold Mining, Inc.	LC 20	40	1992-05-28	2015-11-30	Owned	100
ADL 556990	Fairbanks Gold Mining, Inc.	LC 21	40	1992-06-02	2015-11-30	Owned	100
ADL 556991	Fairbanks Gold Mining, Inc.	LC 22	40	1992-05-28	2015-11-30	Owned	100
ADL 556992	Fairbanks Gold Mining, Inc.	LC 23	40	1992-06-03	2015-11-30	Owned	100
ADL 556993	Fairbanks Gold Mining, Inc.	LC 24	27	1992-06-03	2015-11-30	Owned	100
ADL 556994	Fairbanks Gold Mining, Inc.	LC 25	40	1992-06-03	2015-11-30	Owned	100
ADL 556995	Fairbanks Gold Mining, Inc.	LC 26	40	1992-06-03	2015-11-30	Owned	100
ADL 556996	Fairbanks Gold Mining, Inc.	LC 27	40	1992-06-04	2015-11-30	Owned	100
ADL 556997	Fairbanks Gold Mining, Inc.	LC 28	27	1992-06-03	2015-11-30	Owned	100
ADL 556998	Fairbanks Gold Mining, Inc.	LC 29	40	1992-06-03	2015-11-30	Owned	100
ADL 556999	Fairbanks Gold Mining, Inc.	LC 30	40	1992-06-04	2015-11-30	Owned	100
ADL 557000	Fairbanks Gold Mining, Inc.	LC 31	40	1992-06-09	2015-11-30	Owned	100
ADL 557001	Fairbanks Gold Mining, Inc.	LC 32	40	1992-06-04	2015-11-30	Owned	100
ADL 557002	Fairbanks Gold Mining, Inc.	LC 33	40	1992-06-04	2015-11-30	Owned	100
ADL 557003	Fairbanks Gold Mining, Inc.	LC 34	40	1992-06-04	2015-11-30	Owned	100
ADL 557004	Fairbanks Gold Mining, Inc.	LC 35	40	1992-06-09	2015-11-30	Owned	100
ADL 557005	Fairbanks Gold Mining, Inc.	LC 36	40	1992-06-04	2015-11-30	Owned	100
ADL 557006	Fairbanks Gold Mining, Inc.	LC 37	40	1992-06-04	2015-11-30	Owned	100
ADL 557593	Fairbanks Gold Mining, Inc.	TAT 71	40	1992-10-11	2015-11-30	Owned	100
ADL 557594	Fairbanks Gold Mining, Inc.	TAT 72	23	1992-10-11	2015-11-30	Owned	100
ADL 557851	Fairbanks Gold Mining, Inc.	GIL 927	40	1992-10-30	2015-11-30	Owned	100
ADL 557852	Fairbanks Gold Mining, Inc.	GIL 928	40	1992-10-30	2015-11-30	Owned	100
ADL 557853	Fairbanks Gold Mining, Inc.	GIL 1022	40	1992-10-28	2015-11-30	Owned	100
ADL 557854	Fairbanks Gold Mining, Inc.	GIL 1023	40	1992-10-28	2015-11-30	Owned	100
ADL 557855	Fairbanks Gold Mining, Inc.	GIL 1024	40	1992-10-28	2015-11-30	Owned	100
ADL 557856	Fairbanks Gold Mining, Inc.	GIL 1025	40	1992-10-28	2015-11-30	Owned	100
ADL 557857	Fairbanks Gold Mining, Inc.	GIL 1026	40	1992-11-11	2015-11-30	Owned	100
ADL 557858	Fairbanks Gold Mining, Inc.	GIL 1027	40	1992-11-12	2015-11-30	Owned	100
ADL 557859	Fairbanks Gold Mining, Inc.	GIL 1028	40	1992-11-12	2015-11-30	Owned	100
ADL 557860	Fairbanks Gold Mining, Inc.	GIL 1122	40	1992-11-04	2015-11-30	Owned	100
ADL 557861	Fairbanks Gold Mining, Inc.	GIL 1123	40	1992-11-04	2015-11-30	Owned	100
ADL 557862	Fairbanks Gold Mining, Inc.	GIL 1124	40	1992-11-04	2015-11-30	Owned	100
ADL 557863	Fairbanks Gold Mining, Inc.	GIL 1125	40	1992-11-04	2015-11-30	Owned	100
ADL 557864	Fairbanks Gold Mining, Inc.	GIL 1126	40	1992-11-04	2015-11-30	Owned	100
ADL 557865	Fairbanks Gold Mining, Inc.	GIL 1127	40	1992-11-04	2015-11-30	Owned	100
ADL 557866	Fairbanks Gold Mining, Inc.	GIL 1128	40	1992-11-04	2015-11-30	Owned	100
ADL 557867	Fairbanks Gold Mining, Inc.	GIL 1224	40	1992-11-10	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 557868	Fairbanks Gold Mining, Inc.	GIL 1225	40	1992-11-10	2015-11-30	Owned	100
ADL 557869	Fairbanks Gold Mining, Inc.	GIL 1226	40	1992-11-10	2015-11-30	Owned	100
ADL 557870	Fairbanks Gold Mining, Inc.	GIL 1227	40	1992-11-10	2015-11-30	Owned	100
ADL 557871	Fairbanks Gold Mining, Inc.	GIL 1228	40	1992-11-10	2015-11-30	Owned	100
ADL 557872	Fairbanks Gold Mining, Inc.	GIL 1325	40	1992-11-09	2015-11-30	Owned	100
ADL 557873	Fairbanks Gold Mining, Inc.	GIL 1326	40	1992-11-09	2015-11-30	Owned	100
ADL 557874	Fairbanks Gold Mining, Inc.	GIL 1327	40	1992-11-09	2015-11-30	Owned	100
ADL 557875	Fairbanks Gold Mining, Inc.	GIL 1328	40	1992-11-09	2015-11-30	Owned	100
ADL 557876	Fairbanks Gold Mining, Inc.	GIL 1426	40	1992-11-09	2015-11-30	Owned	100
ADL 557877	Fairbanks Gold Mining, Inc.	GIL 1427	40	1992-11-09	2015-11-30	Owned	100
ADL 557878	Fairbanks Gold Mining, Inc.	GIL 1428	40	1992-11-09	2015-11-30	Owned	100
ADL 557879	Fairbanks Gold Mining, Inc.	GIL 1825	34	1992-12-15	2015-11-30	Owned	100
ADL 557880	Fairbanks Gold Mining, Inc.	GIL 1920	34	1992-12-14	2015-11-30	Owned	100
ADL 557881	Fairbanks Gold Mining, Inc.	GIL 1921	34	1992-12-14	2015-11-30	Owned	100
ADL 557882	Fairbanks Gold Mining, Inc.	GIL 1922	34	1992-12-14	2015-11-30	Owned	100
ADL 557883	Fairbanks Gold Mining, Inc.	GIL 1923	34	1992-12-14	2015-11-30	Owned	100
ADL 557884	Fairbanks Gold Mining, Inc.	GIL 1924	34	1992-12-14	2015-11-30	Owned	100
ADL 557885	Fairbanks Gold Mining, Inc.	GIL 1925	34	1992-12-11	2015-11-30	Owned	100
ADL 557886	Fairbanks Gold Mining, Inc.	GIL 1930	34	1992-12-15	2015-11-30	Owned	100
ADL 557887	Fairbanks Gold Mining, Inc.	GIL 2024	34	1992-12-14	2015-11-30	Owned	100
ADL 557888	Fairbanks Gold Mining, Inc.	GIL 2025	34	1992-12-11	2015-11-30	Owned	100
ADL 557889	Fairbanks Gold Mining, Inc.	GIL 2026	34	1992-12-15	2015-11-30	Owned	100
ADL 557890	Fairbanks Gold Mining, Inc.	GIL 2027	34	1992-12-15	2015-11-30	Owned	100
ADL 557891	Fairbanks Gold Mining, Inc.	GIL 2028	34	1992-12-15	2015-11-30	Owned	100
ADL 557892	Fairbanks Gold Mining, Inc.	GIL 2029	34	1992-12-15	2015-11-30	Owned	100
ADL 557893	Fairbanks Gold Mining, Inc.	GIL 2030	34	1992-12-15	2015-11-30	Owned	100
ADL 557894	Fairbanks Gold Mining, Inc.	GOODSIGHT FRACTILE	40	1992-11-13	2015-11-30	Owned	100
ADL 557895	Fairbanks Gold Mining, Inc.	HIND SIGHT FRACTILE 1A	40	1992-11-13	2015-11-30	Owned	100
ADL 557896	Fairbanks Gold Mining, Inc.	HIND SIGHT FRACTILE 2A	40	1992-11-13	2015-11-30	Owned	100
ADL 557897	Fairbanks Gold Mining, Inc.	HIND SIGHT FRACTILE 3A	40	1992-11-13	2015-11-30	Owned	100
ADL 557898	Fairbanks Gold Mining, Inc.	HIND SIGHT FRACTILE 4A	40	1992-11-13	2015-11-30	Owned	100
ADL 557964	Fairbanks Gold Mining, Inc.	DUO 911 FRACTION	7	1993-02-11	2015-11-30	Owned	100
ADL 557967	Fairbanks Gold Mining, Inc.	DUO 612	7	1993-02-17	2015-11-30	Owned	100
ADL 557968	Fairbanks Gold Mining, Inc.	DUO 613	20	1993-02-17	2015-11-30	Owned	100
ADL 557969	Fairbanks Gold Mining, Inc.	SLIVER 1	40	1993-03-02	2015-11-30	Owned	100
ADL 557970	Fairbanks Gold Mining, Inc.	SLIVER 2	40	1993-03-02	2015-11-30	Owned	100
ADL 557971	Fairbanks Gold Mining, Inc.	SLIVER 3	40	1993-03-01	2015-11-30	Owned	100
ADL 557972	Fairbanks Gold Mining, Inc.	SLIVER 4	40	1993-03-02	2015-11-30	Owned	100
ADL 557973	Fairbanks Gold Mining, Inc.	SLIVER 5	40	1993-02-22	2015-11-30	Owned	100
ADL 557974	Fairbanks Gold Mining, Inc.	SLIVER 6	40	1993-03-01	2015-11-30	Owned	100
ADL 557987	Fairbanks Gold Mining, Inc.	GIL 1933	38	1993-04-03	2015-11-30	Owned	100
ADL 557988	Fairbanks Gold Mining, Inc.	GIL 1934	38	1993-04-03	2015-11-30	Owned	100
ADL 557989	Fairbanks Gold Mining, Inc.	GIL 1935	38	1993-04-03	2015-11-30	Owned	100
ADL 557990	Fairbanks Gold Mining, Inc.	GIL 1936	38	1993-04-03	2015-11-30	Owned	100
ADL 557991	Fairbanks Gold Mining, Inc.	GIL 2033	38	1993-04-03	2015-11-30	Owned	100
ADL 557992	Fairbanks Gold Mining, Inc.	GIL 2034	38	1993-04-03	2015-11-30	Owned	100
ADL 557993	Fairbanks Gold Mining, Inc.	GIL 2035	38	1993-04-03	2015-11-30	Owned	100
ADL 557994	Fairbanks Gold Mining, Inc.	GIL 2036	38	1993-04-03	2015-11-30	Owned	100
ADL 557995	Fairbanks Gold Mining, Inc.	GIL 2037	38	1993-04-03	2015-11-30	Owned	100
ADL 557996	Fairbanks Gold Mining, Inc.	GIL 2133	38	1993-04-03	2015-11-30	Owned	100
ADL 557997	Fairbanks Gold Mining, Inc.	GIL 2134	38	1993-04-07	2015-11-30	Owned	100
ADL 557998	Fairbanks Gold Mining, Inc.	GIL 2135	38	1993-04-07	2015-11-30	Owned	100
ADL 557999	Fairbanks Gold Mining, Inc.	GIL 2136	38	1993-04-07	2015-11-30	Owned	100
ADL 558000	Fairbanks Gold Mining, Inc.	GIL 2137	38	1993-04-04	2015-11-30	Owned	100
ADL 558001	Fairbanks Gold Mining, Inc.	GIL 2234	38	1993-04-09	2015-11-30	Owned	100
ADL 558002	Fairbanks Gold Mining, Inc.	GIL 2235	38	1993-04-09	2015-11-30	Owned	100
ADL 558003	Fairbanks Gold Mining, Inc.	GIL 2236	38	1993-04-08	2015-11-30	Owned	100
ADL 558004	Fairbanks Gold Mining, Inc.	GIL 2237	33	1993-04-04	2015-11-30	Owned	100
ADL 558005	Fairbanks Gold Mining, Inc.	GIL 2238	38	1993-04-04	2015-11-30	Owned	100
ADL 558006	Fairbanks Gold Mining, Inc.	GIL 2334	38	1993-04-10	2015-11-30	Owned	100
ADL 558007	Fairbanks Gold Mining, Inc.	GIL 2335	38	1993-04-10	2015-11-30	Owned	100
ADL 558008	Fairbanks Gold Mining, Inc.	GIL 2336	38	1993-04-10	2015-11-30	Owned	100
ADL 558009	Fairbanks Gold Mining, Inc.	GIL 2337	38	1993-04-04	2015-11-30	Owned	100
ADL 558010	Fairbanks Gold Mining, Inc.	GIL 2338	38	1993-04-04	2015-11-30	Owned	100
ADL 558011	Fairbanks Gold Mining, Inc.	GIL 2435	38	1993-04-11	2015-11-30	Owned	100
ADL 558012	Fairbanks Gold Mining, Inc.	GIL 2436	38	1993-04-11	2015-11-30	Owned	100
ADL 558335	Fairbanks Gold Mining, Inc.	PHIL 1	40	1993-08-12	2015-11-30	Owned	100
ADL 558336	Fairbanks Gold Mining, Inc.	PHIL 2	40	1993-08-17	2015-11-30	Owned	100
ADL 558337	Fairbanks Gold Mining, Inc.	PHIL 3	40	1993-08-22	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 558338	Fairbanks Gold Mining, Inc.	PHIL 4	40	1993-08-22	2015-11-30	Owned	100
ADL 558339	Fairbanks Gold Mining, Inc.	PHIL 5	40	1993-08-22	2015-11-30	Owned	100
ADL 558340	Fairbanks Gold Mining, Inc.	PHIL 6	40	1993-08-12	2015-11-30	Owned	100
ADL 558341	Fairbanks Gold Mining, Inc.	PHIL 7	40	1993-08-17	2015-11-30	Owned	100
ADL 558342	Fairbanks Gold Mining, Inc.	PHIL 8	40	1993-08-23	2015-11-30	Owned	100
ADL 558343	Fairbanks Gold Mining, Inc.	PHIL 9	40	1993-08-26	2015-11-30	Owned	100
ADL 558344	Fairbanks Gold Mining, Inc.	PHIL 10	40	1993-08-26	2015-11-30	Owned	100
ADL 558345	Fairbanks Gold Mining, Inc.	PHIL 11	40	1993-08-12	2015-11-30	Owned	100
ADL 558346	Fairbanks Gold Mining, Inc.	PHIL 12	40	1993-08-17	2015-11-30	Owned	100
ADL 558347	Fairbanks Gold Mining, Inc.	PHIL 13	40	1993-08-23	2015-11-30	Owned	100
ADL 558348	Fairbanks Gold Mining, Inc.	PHIL 14	40	1993-08-26	2015-11-30	Owned	100
ADL 558349	Fairbanks Gold Mining, Inc.	PHIL 15	40	1993-08-30	2015-11-30	Owned	100
ADL 558350	Fairbanks Gold Mining, Inc.	PHIL 16	30	1993-08-12	2015-11-30	Owned	100
ADL 558351	Fairbanks Gold Mining, Inc.	PHIL 17	40	1993-08-17	2015-11-30	Owned	100
ADL 558352	Fairbanks Gold Mining, Inc.	PHIL 18	40	1993-08-25	2015-11-30	Owned	100
ADL 558353	Fairbanks Gold Mining, Inc.	PHIL 19	40	1993-08-30	2015-11-30	Owned	100
ADL 558354	Fairbanks Gold Mining, Inc.	PHIL 20	40	1993-08-30	2015-11-30	Owned	100
ADL 558355	Fairbanks Gold Mining, Inc.	PHIL 21	40	1993-08-12	2015-11-30	Owned	100
ADL 558356	Fairbanks Gold Mining, Inc.	PHIL 22	40	1993-08-17	2015-11-30	Owned	100
ADL 558357	Fairbanks Gold Mining, Inc.	PHIL 23	40	1993-08-25	2015-11-30	Owned	100
ADL 558358	Fairbanks Gold Mining, Inc.	PHIL 24	40	1993-08-30	2015-11-30	Owned	100
ADL 558359	Fairbanks Gold Mining, Inc.	PHIL 25	40	1993-08-30	2015-11-30	Owned	100
ADL 558360	Fairbanks Gold Mining, Inc.	PHIL 26	40	1993-08-12	2015-11-30	Owned	100
ADL 558361	Fairbanks Gold Mining, Inc.	PHIL 27	40	1993-08-17	2015-11-30	Owned	100
ADL 558362	Fairbanks Gold Mining, Inc.	PHIL 28	40	1993-08-25	2015-11-30	Owned	100
ADL 558363	Fairbanks Gold Mining, Inc.	PHIL 29	40	1993-08-30	2015-11-30	Owned	100
ADL 558364	Fairbanks Gold Mining, Inc.	PHIL 30	40	1993-08-30	2015-11-30	Owned	100
ADL 558528	Cope Roger C	TN-25	40	1994-01-06	2015-11-30	Leased	100
ADL 558529	Cope Roger C	TN-26	40	1994-01-06	2015-11-30	Leased	100
ADL 558530	Cope Roger C	TN-27	40	1994-01-04	2015-11-30	Leased	100
ADL 558531	Cope Roger C	TN-28	40	1994-01-04	2015-11-30	Leased	100
ADL 558532	Cope Roger C	TN-29	40	1994-01-05	2015-11-30	Leased	100
ADL 558533	Cope Roger C	TN-30	40	1994-01-05	2015-11-30	Leased	100
ADL 558534	Cope Roger C	TN-31	40	1994-01-04	2015-11-30	Leased	100
ADL 558535	Cope Roger C	TN-32	40	1994-01-05	2015-11-30	Leased	100
ADL 558536	Cope Roger C	TN-33	40	1994-01-04	2015-11-30	Leased	100
ADL 558537	Cope Roger C	TN-34	40	1994-01-07	2015-11-30	Leased	100
ADL 558538	Cope Roger C	TN-35	40	1994-01-04	2015-11-30	Leased	100
ADL 558539	Cope Roger C	TN-36	40	1994-01-04	2015-11-30	Leased	100
ADL 558540	Cope Roger C	TN-37	40	1994-01-04	2015-11-30	Leased	100
ADL 558541	Cope Roger C	TN-38	40	1994-01-04	2015-11-30	Leased	100
ADL 558542	Cope Roger C	TN-39	40	1994-01-05	2015-11-30	Leased	100
ADL 558543	Cope Roger C	TN-40	40	1994-01-05	2015-11-30	Leased	100
ADL 558544	Cope Roger C	TN-41	40	1994-01-05	2015-11-30	Leased	100
ADL 558545	Cope Roger C	TN-42	40	1994-01-04	2015-11-30	Leased	100
ADL 558546	Cope Roger C	TN-43	40	1994-01-04	2015-11-30	Leased	100
ADL 558547	Cope Roger C	TN-44	15	1994-01-06	2015-11-30	Leased	100
ADL 558548	Cope Roger C	TN-45	15	1994-01-06	2015-11-30	Leased	100
ADL 558549	Cope Roger C	TN-46	15	1994-01-06	2015-11-30	Leased	100
ADL 559011	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 14	37	1994-06-27	2015-11-30	Owned	100
ADL 559378	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 17	40	1994-10-07	2015-11-30	Owned	100
ADL 559379	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 18	40	1994-10-07	2015-11-30	Owned	100
ADL 559380	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 19	40	1994-10-07	2015-11-30	Owned	100
ADL 559381	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 20	40	1994-09-15	2015-11-30	Owned	100
ADL 559382	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 21	40	1994-10-01	2015-11-30	Owned	100
ADL 559383	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 22	40	1994-10-06	2015-11-30	Owned	100
ADL 559384	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 23	40	1994-10-06	2015-11-30	Owned	100
ADL 559385	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 24	27	1994-10-06	2015-11-30	Owned	100
ADL 559386	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 25	40	1994-10-06	2015-11-30	Owned	100
ADL 559387	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 26	40	1994-09-15	2015-11-30	Owned	100
ADL 559388	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 27	40	1994-10-01	2015-11-30	Owned	100
ADL 559389	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 28	40	1994-10-05	2015-11-30	Owned	100
ADL 559390	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 29	40	1994-10-05	2015-11-30	Owned	100
ADL 559391	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 30	40	1994-10-05	2015-11-30	Owned	100
ADL 559392	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 31	40	1994-10-05	2015-11-30	Owned	100
ADL 559393	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 32	40	1994-09-15	2015-11-30	Owned	100
ADL 559394	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 33	40	1994-10-01	2015-11-30	Owned	100
ADL 559395	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 34	40	1994-09-30	2015-11-30	Owned	100
ADL 559396	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 35	30	1994-09-30	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 559397	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 36	40	1994-09-30	2015-11-30	Owned	100
ADL 559398	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 37	40	1994-09-30	2015-11-30	Owned	100
ADL 559399	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 38	40	1994-09-15	2015-11-30	Owned	100
ADL 559400	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 39	40	1994-09-27	2015-11-30	Owned	100
ADL 559401	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 40	40	1994-09-27	2015-11-30	Owned	100
ADL 559402	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 41	40	1994-10-02	2015-11-30	Owned	100
ADL 559403	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 42	12	1994-10-02	2015-11-30	Owned	100
ADL 559404	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 43	40	1994-11-03	2015-11-30	Owned	100
ADL 559405	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 44	40	1994-11-04	2015-11-30	Owned	100
ADL 559406	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 50	10	1994-10-28	2015-11-30	Owned	100
ADL 559407	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 51	40	1994-11-03	2015-11-30	Owned	100
ADL 559408	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 52	40	1994-11-04	2015-11-30	Owned	100
ADL 559409	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 55	5	1994-10-28	2015-11-30	Owned	100
ADL 559410	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 56	40	1994-11-02	2015-11-30	Owned	100
ADL 559411	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 57	40	1994-11-04	2015-11-30	Owned	100
ADL 559412	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 61	11	1994-10-28	2015-11-30	Owned	100
ADL 559413	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 62	40	1994-11-02	2015-11-30	Owned	100
ADL 559414	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 63	40	1994-11-04	2015-11-30	Owned	100
ADL 559415	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 64	40	1994-11-14	2015-11-30	Owned	100
ADL 559416	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 65	40	1994-11-25	2015-11-30	Owned	100
ADL 559417	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 66	40	1994-11-26	2015-11-30	Owned	100
ADL 559418	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 68	11	1994-11-02	2015-11-30	Owned	100
ADL 559419	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 69	40	1994-11-03	2015-11-30	Owned	100
ADL 559420	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 70	40	1994-11-12	2015-11-30	Owned	100
ADL 559421	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 71	40	1994-11-15	2015-11-30	Owned	100
ADL 559422	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 80	40	1994-11-02	2015-11-30	Owned	100
ADL 559423	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 81	40	1994-11-03	2015-11-30	Owned	100
ADL 559424	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 82	40	1994-11-14	2015-11-30	Owned	100
ADL 559425	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 83	40	1994-11-23	2015-11-30	Owned	100
ADL 559426	Fairbanks Gold Mining, Inc.	South Slope 92	12		2015-11-30	Owned	100
ADL 559427	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 93	40	1994-10-13	2015-11-30	Owned	100
ADL 559428	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 94	40	1994-10-13	2015-11-30	Owned	100
ADL 559429	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 95	40	1994-10-13	2015-11-30	Owned	100
ADL 559430	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 96	40	1994-10-11	2015-11-30	Owned	100
ADL 559431	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 97	40	1994-10-12	2015-11-30	Owned	100
ADL 559432	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 98	40	1994-10-07	2015-11-30	Owned	100
ADL 559433	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 99	40	1994-10-07	2015-11-30	Owned	100
ADL 559434	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 100	40	1994-10-07	2015-11-30	Owned	100
ADL 559435	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 101	40	1994-10-07	2015-11-30	Owned	100
ADL 559445	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 131A	12	1994-10-12	2015-11-30	Owned	100
ADL 559446	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 131	40	1994-10-03	2015-11-30	Owned	100
ADL 559447	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 132	40	1994-10-03	2015-11-30	Owned	100
ADL 559448	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 133	40	1994-10-03	2015-11-30	Owned	100
ADL 559449	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 134	40	1994-10-03	2015-11-30	Owned	100
ADL 559454	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 139	40	1994-09-30	2015-11-30	Owned	100
ADL 559459	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 144	40	1994-09-30	2015-11-30	Owned	100
ADL 559460	Fairbanks Gold Mining, Inc.	JJP 31	22		2015-11-30	Owned	100
ADL 559461	Fairbanks Gold Mining, Inc.	JJP 32	39		2015-11-30	Owned	100
ADL 559462	Fairbanks Gold Mining, Inc.	JJP 33	36		2015-11-30	Owned	100
ADL 559463	Fairbanks Gold Mining, Inc.	JJP 500A	1		2015-11-30	Owned	100
ADL 559738	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 45	40	1994-12-13	2015-11-30	Owned	100
ADL 559739	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 46	40	1995-01-10	2015-11-30	Owned	100
ADL 559740	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 47	20	1994-12-12	2015-11-30	Owned	100
ADL 559741	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 48	15	1994-12-09	2015-11-30	Owned	100
ADL 559742	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 49	8	1994-12-09	2015-11-30	Owned	100
ADL 559743	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 53	40	1994-12-13	2015-11-30	Owned	100
ADL 559744	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 54	40	1994-12-22	2015-11-30	Owned	100
ADL 559745	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 58	40	1994-12-13	2015-11-30	Owned	100
ADL 559746	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 59	40	1994-12-22	2015-11-30	Owned	100
ADL 559747	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 60	40	1995-01-20	2015-11-30	Owned	100
ADL 559748	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 67	40	1995-01-17	2015-11-30	Owned	100
ADL 559749	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 72	40	1994-12-21	2015-11-30	Owned	100
ADL 559750	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 73	40	1995-01-17	2015-11-30	Owned	100
ADL 559751	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 74	40	1995-01-17	2015-11-30	Owned	100
ADL 559752	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 75	40	1995-01-18	2015-11-30	Owned	100
ADL 559753	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 76	12	1995-01-18	2015-11-30	Owned	100
ADL 559754	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 77	40	1995-01-21	2015-11-30	Owned	100
ADL 559755	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 78	40	1995-01-30	2015-11-30	Owned	100
ADL 559756	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 79	40	1995-01-30	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 559757	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 84	40	1994-12-20	2015-11-30	Owned	100
ADL 559758	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 85	40	1995-01-17	2015-11-30	Owned	100
ADL 559759	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 86	40	1995-01-18	2015-11-30	Owned	100
ADL 559760	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 87	40	1995-01-19	2015-11-30	Owned	100
ADL 559761	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 88	40	1995-01-19	2015-11-30	Owned	100
ADL 559762	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 89	40	1995-01-26	2015-11-30	Owned	100
ADL 559763	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 90	40	1995-02-01	2015-11-30	Owned	100
ADL 559764	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 91	40	1995-02-01	2015-11-30	Owned	100
ADL 559765	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 102	40	1995-02-11	2015-11-30	Owned	100
ADL 559766	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 103	40	1995-02-11	2015-11-30	Owned	100
ADL 559767	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 104	40	1995-02-09	2015-11-30	Owned	100
ADL 559768	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 109	40	1995-02-11	2015-11-30	Owned	100
ADL 559769	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 110	40	1995-02-15	2015-11-30	Owned	100
ADL 559770	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 111	40	1995-02-15	2015-11-30	Owned	100
ADL 559771	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 112	40	1995-02-15	2015-11-30	Owned	100
ADL 559772	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 113	40	1995-02-16	2015-11-30	Owned	100
ADL 559773	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 117	40	1995-03-03	2015-11-30	Owned	100
ADL 559774	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 118	40	1995-03-03	2015-11-30	Owned	100
ADL 559775	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 119	40	1995-03-03	2015-11-30	Owned	100
ADL 559776	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 120	40	1995-03-01	2015-11-30	Owned	100
ADL 559777	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 121	40	1995-03-01	2015-11-30	Owned	100
ADL 559778	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 122	40	1995-02-16	2015-11-30	Owned	100
ADL 559779	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 125	40	1995-02-03	2015-11-30	Owned	100
ADL 559780	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 126	40	1995-02-03	2015-11-30	Owned	100
ADL 559781	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 127	40	1995-02-01	2015-11-30	Owned	100
ADL 559782	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 128	40	1995-02-02	2015-11-30	Owned	100
ADL 559783	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 129	40	1995-02-02	2015-11-30	Owned	100
ADL 559784	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 130	40	1995-02-02	2015-11-30	Owned	100
ADL 559785	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 135	40	1995-02-04	2015-11-30	Owned	100
ADL 559786	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 140	40	1995-02-04	2015-11-30	Owned	100
ADL 559787	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 145	40	1995-02-04	2015-11-30	Owned	100
ADL 570190	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 146	40	1995-05-27	2015-11-30	Owned	100
ADL 570191	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 147	40	1995-05-27	2015-11-30	Owned	100
ADL 570192	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 148	40	1995-05-27	2015-11-30	Owned	100
ADL 570193	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 149	40	1995-05-27	2015-11-30	Owned	100
ADL 570194	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 150	40	1995-05-27	2015-11-30	Owned	100
ADL 570195	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 151	40	1995-05-30	2015-11-30	Owned	100
ADL 570196	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 152	40	1995-05-30	2015-11-30	Owned	100
ADL 570197	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 153	40	1995-05-23	2015-11-30	Owned	100
ADL 570198	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 154	40	1995-05-23	2015-11-30	Owned	100
ADL 570199	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 155	40	1995-05-23	2015-11-30	Owned	100
ADL 570200	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 156	40	1995-05-23	2015-11-30	Owned	100
ADL 570202	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 158	40	1995-05-25	2015-11-30	Owned	100
ADL 570203	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 159	40	1995-05-25	2015-11-30	Owned	100
ADL 570204	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 160	40	1995-05-19	2015-11-30	Owned	100
ADL 570205	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 161	40	1995-05-19	2015-11-30	Owned	100
ADL 570206	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 162	40	1995-05-19	2015-11-30	Owned	100
ADL 570207	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 163	40	1995-05-19	2015-11-30	Owned	100
ADL 570208	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 164	40	1995-05-19	2015-11-30	Owned	100
ADL 570209	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 165	40	1995-05-19	2015-11-30	Owned	100
ADL 570210	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 166	40	1995-05-19	2015-11-30	Owned	100
ADL 570211	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 167	40	1995-04-01	2015-11-30	Owned	100
ADL 570212	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 168	40	1995-04-01	2015-11-30	Owned	100
ADL 570213	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 169	40	1995-04-02	2015-11-30	Owned	100
ADL 570216	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 172	40	1995-05-20	2015-11-30	Owned	100
ADL 570217	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 173	40	1995-05-20	2015-11-30	Owned	100
ADL 570218	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 174	40	1995-03-07	2015-11-30	Owned	100
ADL 570219	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 175	40	1995-03-07	2015-11-30	Owned	100
ADL 570220	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 176	40	1995-03-29	2015-11-30	Owned	100
ADL 570221	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 177	40	1995-03-29	2015-11-30	Owned	100
ADL 570222	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 178	40	1995-03-25	2015-11-30	Owned	100
ADL 570223	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 179	40	1995-03-25	2015-11-30	Owned	100
ADL 570224	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 180	40	1995-03-25	2015-11-30	Owned	100
ADL 570225	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 181	40	1995-03-25	2015-11-30	Owned	100
ADL 570226	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 182	40	1995-03-25	2015-11-30	Owned	100
ADL 570227	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 183	40	1995-03-24	2015-11-30	Owned	100
ADL 570228	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 184	40	1995-03-24	2015-11-30	Owned	100
ADL 570229	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 185	40	1995-03-24	2015-11-30	Owned	100
ADL 570230	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 195	40	1995-03-18	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 570231	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 196	40	1995-03-18	2015-11-30	Owned	100
ADL 570232	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 197	40	1995-03-18	2015-11-30	Owned	100
ADL 570233	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 198	40	1995-03-18	2015-11-30	Owned	100
ADL 570234	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 199	40	1995-03-18	2015-11-30	Owned	100
ADL 570235	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 200	40	1995-03-23	2015-11-30	Owned	100
ADL 570236	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 201	40	1995-03-23	2015-11-30	Owned	100
ADL 570237	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 202	40	1995-03-23	2015-11-30	Owned	100
ADL 570238	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 203	40	1995-03-23	2015-11-30	Owned	100
ADL 570239	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 204	40	1995-03-23	2015-11-30	Owned	100
ADL 570240	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 205	40	1995-03-24	2015-11-30	Owned	100
ADL 570241	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 206	40	1995-03-24	2015-11-30	Owned	100
ADL 570242	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 216	40	1995-03-10	2015-11-30	Owned	100
ADL 570243	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 217	40	1995-03-10	2015-11-30	Owned	100
ADL 570244	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 218	40	1995-03-10	2015-11-30	Owned	100
ADL 570245	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 219	40	1995-03-16	2015-11-30	Owned	100
ADL 570246	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 220	40	1995-03-16	2015-11-30	Owned	100
ADL 570247	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 221	40	1995-03-16	2015-11-30	Owned	100
ADL 570248	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 222	40	1995-03-17	2015-11-30	Owned	100
ADL 570249	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 223	40	1995-03-17	2015-11-30	Owned	100
ADL 570250	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 224	40	1995-03-17	2015-11-30	Owned	100
ADL 570251	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 225	40	1995-03-17	2015-11-30	Owned	100
ADL 570252	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 226	40	1995-03-17	2015-11-30	Owned	100
ADL 570253	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 236	40	1995-03-08	2015-11-30	Owned	100
ADL 570254	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 237	40	1995-03-08	2015-11-30	Owned	100
ADL 570255	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 238	40	1995-03-08	2015-11-30	Owned	100
ADL 570256	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 239	40	1995-03-08	2015-11-30	Owned	100
ADL 570257	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 240	40	1995-03-08	2015-11-30	Owned	100
ADL 570258	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 241	40	1995-03-08	2015-11-30	Owned	100
ADL 571784	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 207	40	1996-04-26	2015-11-30	Owned	100
ADL 571785	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 208	40	1996-04-26	2015-11-30	Owned	100
ADL 571786	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 209	40	1996-04-21	2015-11-30	Owned	100
ADL 571787	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 210	40	1996-04-21	2015-11-30	Owned	100
ADL 571788	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 211	40	1996-04-21	2015-11-30	Owned	100
ADL 571789	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 212	40	1996-03-19	2015-11-30	Owned	100
ADL 571790	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 213	40	1996-03-19	2015-11-30	Owned	100
ADL 571791	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 227	30	1996-04-26	2015-11-30	Owned	100
ADL 571792	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 228	40	1996-04-19	2015-11-30	Owned	100
ADL 571793	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 229	40	1996-04-19	2015-11-30	Owned	100
ADL 571794	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 230	40	1996-04-19	2015-11-30	Owned	100
ADL 571795	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 231	40	1996-04-14	2015-11-30	Owned	100
ADL 571796	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 232	40	1996-04-17	2015-11-30	Owned	100
ADL 571797	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 233	40	1996-04-17	2015-11-30	Owned	100
ADL 571798	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 234	40	1996-03-21	2015-11-30	Owned	100
ADL 571799	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 235	40	1996-03-21	2015-11-30	Owned	100
ADL 571800	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 242	40	1996-04-14	2015-11-30	Owned	100
ADL 571801	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 243	40	1996-04-14	2015-11-30	Owned	100
ADL 571802	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 244	40	1996-03-21	2015-11-30	Owned	100
ADL 571803	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 245	40	1996-03-21	2015-11-30	Owned	100
ADL 571804	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 246	40	1996-04-13	2015-11-30	Owned	100
ADL 571805	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 247	40	1996-04-13	2015-11-30	Owned	100
ADL 571806	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 248	40	1996-04-17	2015-11-30	Owned	100
ADL 571807	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 249	40	1996-03-20	2015-11-30	Owned	100
ADL 571808	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 250	40	1996-04-12	2015-11-30	Owned	100
ADL 571809	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 251	40	1996-04-12	2015-11-30	Owned	100
ADL 571810	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 252	40	1996-03-20	2015-11-30	Owned	100
ADL 571811	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 253	40	1996-03-20	2015-11-30	Owned	100
ADL 571812	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 254	40	1996-04-11	2015-11-30	Owned	100
ADL 571813	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 255	40	1996-04-11	2015-11-30	Owned	100
ADL 571814	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 256	40	1996-04-11	2015-11-30	Owned	100
ADL 571815	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 257	40	1996-04-11	2015-11-30	Owned	100
ADL 571821	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 258	40	1996-03-22	2015-11-30	Owned	100
ADL 571822	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 259	40	1996-04-02	2015-11-30	Owned	100
ADL 571823	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 260	40	1996-04-02	2015-11-30	Owned	100
ADL 571824	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 261	40	1996-04-02	2015-11-30	Owned	100
ADL 571825	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 262	40	1996-04-02	2015-11-30	Owned	100
ADL 571826	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 263	40	1996-03-22	2015-11-30	Owned	100
ADL 571827	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 264	40	1996-04-01	2015-11-30	Owned	100
ADL 571828	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 265	40	1996-04-01	2015-11-30	Owned	100
ADL 571829	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 266	40	1996-04-01	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 571830	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 267	40	1996-04-10	2015-11-30	Owned	100
ADL 571831	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 268	40	1996-04-10	2015-11-30	Owned	100
ADL 571832	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 269	40	1996-03-22	2015-11-30	Owned	100
ADL 571833	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 270	40	1996-04-08	2015-11-30	Owned	100
ADL 571834	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 271	40	1996-04-08	2015-11-30	Owned	100
ADL 571835	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 272	40	1996-04-08	2015-11-30	Owned	100
ADL 571836	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 273	40	1996-04-08	2015-11-30	Owned	100
ADL 571837	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 274	40	1996-04-08	2015-11-30	Owned	100
ADL 571838	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 275	40	1996-03-25	2015-11-30	Owned	100
ADL 571839	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 276	40	1996-04-06	2015-11-30	Owned	100
ADL 571840	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 277	40	1996-04-06	2015-11-30	Owned	100
ADL 571841	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 278	40	1996-04-06	2015-11-30	Owned	100
ADL 571842	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 279	42	1996-04-06	2015-11-30	Owned	100
ADL 571843	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 280	40	1996-04-06	2015-11-30	Owned	100
ADL 571844	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 281	40	1996-04-06	2015-11-30	Owned	100
ADL 571845	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 282	40	1996-03-29	2015-11-30	Owned	100
ADL 571846	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 283	40	1996-03-29	2015-11-30	Owned	100
ADL 571847	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 284	40	1996-03-29	2015-11-30	Owned	100
ADL 571848	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 285	40	1996-04-05	2015-11-30	Owned	100
ADL 571849	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 286	40	1996-04-07	2015-11-30	Owned	100
ADL 571850	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 287	40	1996-03-25	2015-11-30	Owned	100
ADL 571851	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 288	40	1996-04-03	2015-11-30	Owned	100
ADL 571852	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 289	40	1996-04-03	2015-11-30	Owned	100
ADL 571853	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 290	40	1996-04-03	2015-11-30	Owned	100
ADL 571854	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 291	40	1996-04-03	2015-11-30	Owned	100
ADL 571855	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 292	40	1996-04-03	2015-11-30	Owned	100
ADL 571856	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 293	40	1996-03-25	2015-11-30	Owned	100
ADL 571857	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 294	40	1996-04-10	2015-11-30	Owned	100
ADL 571858	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 295	40	1996-04-10	2015-11-30	Owned	100
ADL 571859	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 296	40	1996-04-10	2015-11-30	Owned	100
ADL 571860	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 297	40	1996-03-26	2015-11-30	Owned	100
ADL 571861	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 298	40	1996-03-16	2015-11-30	Owned	100
ADL 571862	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 299	40	1996-03-16	2015-11-30	Owned	100
ADL 571863	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 300	40	1996-03-26	2015-11-30	Owned	100
ADL 571864	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 306	40	1996-03-30	2015-11-30	Owned	100
ADL 571865	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 307	40	1996-03-27	2015-11-30	Owned	100
ADL 571866	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 308	40	1996-03-30	2015-11-30	Owned	100
ADL 571867	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 309	40	1996-03-30	2015-11-30	Owned	100
ADL 571868	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 310	40	1996-03-27	2015-11-30	Owned	100
ADL 571869	Fairbanks Gold Mining, Inc.	EAST SLOPE 2	40	1996-03-19	2015-11-30	Owned	100
ADL 571870	Fairbanks Gold Mining, Inc.	EAST SLOPE 3	40	1996-03-19	2015-11-30	Owned	100
ADL 571871	Fairbanks Gold Mining, Inc.	EAST SLOPE 4	40	1996-03-19	2015-11-30	Owned	100
ADL 571872	Fairbanks Gold Mining, Inc.	EAST SLOPE 5	40	1996-03-19	2015-11-30	Owned	100
ADL 571873	Fairbanks Gold Mining, Inc.	EAST SLOPE 6	40	1996-03-20	2015-11-30	Owned	100
ADL 571874	Fairbanks Gold Mining, Inc.	EAST SLOPE 7	40	1996-03-22	2015-11-30	Owned	100
ADL 571875	Fairbanks Gold Mining, Inc.	EAST SLOPE 8	40	1996-03-22	2015-11-30	Owned	100
ADL 571876	Fairbanks Gold Mining, Inc.	EAST SLOPE 9	40	1996-03-25	2015-11-30	Owned	100
ADL 571877	Fairbanks Gold Mining, Inc.	EAST SLOPE 10	40	1996-03-25	2015-11-30	Owned	100
ADL 571878	Fairbanks Gold Mining, Inc.	EAST SLOPE 11	40	1996-03-25	2015-11-30	Owned	100
ADL 571879	Fairbanks Gold Mining, Inc.	EAST SLOPE 12	40	1996-03-25	2015-11-30	Owned	100
ADL 571880	Fairbanks Gold Mining, Inc.	EAST SLOPE 13	40	1996-03-26	2015-11-30	Owned	100
ADL 571881	Fairbanks Gold Mining, Inc.	EAST SLOPE 14	40	1996-03-26	2015-11-30	Owned	100
ADL 571882	Fairbanks Gold Mining, Inc.	EAST SLOPE 15	40	1996-03-26	2015-11-30	Owned	100
ADL 571883	Fairbanks Gold Mining, Inc.	EAST SLOPE 16	40	1996-03-27	2015-11-30	Owned	100
ADL 571884	Fairbanks Gold Mining, Inc.	EAST SLOPE 17	40	1996-03-27	2015-11-30	Owned	100
ADL 572615	Fairbanks Gold Mining, Inc.	PHILBERT 1	40	1996-08-06	2015-11-30	Owned	100
ADL 572616	Fairbanks Gold Mining, Inc.	PHILBERT 2	40	1996-08-06	2015-11-30	Owned	100
ADL 572617	Fairbanks Gold Mining, Inc.	PHILBERT 3	40	1996-08-05	2015-11-30	Owned	100
ADL 572618	Fairbanks Gold Mining, Inc.	PHILBERT 4	25	1996-07-31	2015-11-30	Owned	100
ADL 572619	Fairbanks Gold Mining, Inc.	PHILBERT 5	40	1996-08-08	2015-11-30	Owned	100
ADL 572620	Fairbanks Gold Mining, Inc.	PHILBERT 6	40	1996-08-08	2015-11-30	Owned	100
ADL 572621	Fairbanks Gold Mining, Inc.	PHILBERT 7	40	1996-08-08	2015-11-30	Owned	100
ADL 572622	Fairbanks Gold Mining, Inc.	PHILBERT 8	25	1996-07-31	2015-11-30	Owned	100
ADL 572623	Fairbanks Gold Mining, Inc.	PHILBERT 9	40	1996-08-14	2015-11-30	Owned	100
ADL 572624	Fairbanks Gold Mining, Inc.	PHILBERT 10	40	1996-08-14	2015-11-30	Owned	100
ADL 572625	Fairbanks Gold Mining, Inc.	PHILBERT 11	40	1996-08-14	2015-11-30	Owned	100
ADL 572626	Fairbanks Gold Mining, Inc.	PHILBERT 12	20	1996-07-31	2015-11-30	Owned	100
ADL 572627	Fairbanks Gold Mining, Inc.	PHILBERT 13	40	1996-08-13	2015-11-30	Owned	100
ADL 572628	Fairbanks Gold Mining, Inc.	PHILBERT 14	40	1996-08-13	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 572629	Fairbanks Gold Mining, Inc.	PHILBERT 15	40	1996-08-13	2015-11-30	Owned	100
ADL 572630	Fairbanks Gold Mining, Inc.	PHILBERT 16	40	1996-07-28	2015-11-30	Owned	100
ADL 572631	Fairbanks Gold Mining, Inc.	PHILBERT 17	40	1996-07-26	2015-11-30	Owned	100
ADL 572632	Fairbanks Gold Mining, Inc.	PHILBERT 18	40	1996-07-26	2015-11-30	Owned	100
ADL 572633	Fairbanks Gold Mining, Inc.	PHILBERT 19	40	1996-07-26	2015-11-30	Owned	100
ADL 572634	Fairbanks Gold Mining, Inc.	PHILBERT 20	40	1996-07-28	2015-11-30	Owned	100
ADL 572635	Fairbanks Gold Mining, Inc.	PHILBERT 21	40	1996-07-24	2015-11-30	Owned	100
ADL 572636	Fairbanks Gold Mining, Inc.	PHILBERT 22	40	1996-07-20	2015-11-30	Owned	100
ADL 572637	Fairbanks Gold Mining, Inc.	PHILBERT 23	40	1996-07-23	2015-11-30	Owned	100
ADL 572638	Fairbanks Gold Mining, Inc.	PHILBERT 24	40	1996-07-17	2015-11-30	Owned	100
ADL 572639	Fairbanks Gold Mining, Inc.	PHILBERT 25	40	1996-07-22	2015-11-30	Owned	100
ADL 572640	Fairbanks Gold Mining, Inc.	PHILBERT 26	40	1996-07-17	2015-11-30	Owned	100
ADL 572641	Fairbanks Gold Mining, Inc.	PHILBERT 27	40	1996-07-18	2015-11-30	Owned	100
ADL 572642	Fairbanks Gold Mining, Inc.	PHILBERT 28	40	1996-07-16	2015-11-30	Owned	100
ADL 572643	Fairbanks Gold Mining, Inc.	PHILBERT 29	40	1996-07-11	2015-11-30	Owned	100
ADL 572644	Fairbanks Gold Mining, Inc.	PHILBERT 30	40	1996-07-11	2015-11-30	Owned	100
ADL 572645	Fairbanks Gold Mining, Inc.	PHILBERT 31	40	1996-07-12	2015-11-30	Owned	100
ADL 572646	Fairbanks Gold Mining, Inc.	PHILBERT 32	40	1996-07-13	2015-11-30	Owned	100
ADL 573099	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 157	40	1996-10-21	2015-11-30	Owned	100
ADL 573100	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 170	40	1996-10-21	2015-11-30	Owned	100
ADL 573101	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 171	40	1996-10-21	2015-11-30	Owned	100
ADL 573102	Fairbanks Gold Mining, Inc.	EAST SLOPE 1	40	1996-10-21	2015-11-30	Owned	100
ADL 573103	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 186	40	1996-09-25	2015-11-30	Owned	100
ADL 573104	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 187	40	1996-09-25	2015-11-30	Owned	100
ADL 573105	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 188	40	1996-09-25	2015-11-30	Owned	100
ADL 573106	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 189	40	1996-09-25	2015-11-30	Owned	100
ADL 573107	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 190	40	1996-09-25	2015-11-30	Owned	100
ADL 573108	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 191	40	1996-09-25	2015-11-30	Owned	100
ADL 573109	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 192	40	1996-09-25	2015-11-30	Owned	100
ADL 573110	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 193	40	1996-09-25	2015-11-30	Owned	100
ADL 573111	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 194	40	1996-09-25	2015-11-30	Owned	100
ADL 573112	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 214	40	1996-09-25	2015-11-30	Owned	100
ADL 573113	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 215	40	1996-09-25	2015-11-30	Owned	100
ADL 573114	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 301	40	1996-09-25	2015-11-30	Owned	100
ADL 573115	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 302	40	1996-09-25	2015-11-30	Owned	100
ADL 573116	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 303	40	1996-09-25	2015-11-30	Owned	100
ADL 573117	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 304	40	1996-09-25	2015-11-30	Owned	100
ADL 573118	Fairbanks Gold Mining, Inc.	SOUTH SLOPE 305	40	1996-09-25	2015-11-30	Owned	100
ADL 573119	Fairbanks Gold Mining, Inc.	LAST FLING 1	40	1996-09-17	2015-11-30	Owned	100
ADL 573120	Fairbanks Gold Mining, Inc.	LAST FLING 2	40	1996-09-17	2015-11-30	Owned	100
ADL 573121	Fairbanks Gold Mining, Inc.	LAST FLING 3	40	1996-09-17	2015-11-30	Owned	100
ADL 573122	Fairbanks Gold Mining, Inc.	LAST FLING 4	40	1996-09-17	2015-11-30	Owned	100
ADL 573123	Fairbanks Gold Mining, Inc.	LAST FLING 5	40	1996-09-17	2015-11-30	Owned	100
ADL 573124	Fairbanks Gold Mining, Inc.	LAST FLING 6	40	1996-09-17	2015-11-30	Owned	100
ADL 573125	Fairbanks Gold Mining, Inc.	LAST FLING 7	40	1996-09-05	2015-11-30	Owned	100
ADL 573126	Fairbanks Gold Mining, Inc.	LAST FLING 8	40	1996-09-05	2015-11-30	Owned	100
ADL 573127	Fairbanks Gold Mining, Inc.	LAST FLING 9	40	1996-09-06	2015-11-30	Owned	100
ADL 573128	Fairbanks Gold Mining, Inc.	LAST FLING 10	40	1996-09-06	2015-11-30	Owned	100
ADL 573129	Fairbanks Gold Mining, Inc.	LAST FLING 11	40	1996-09-06	2015-11-30	Owned	100
ADL 573130	Fairbanks Gold Mining, Inc.	LAST FLING 12	40	1996-09-06	2015-11-30	Owned	100
ADL 573131	Fairbanks Gold Mining, Inc.	LAST FLING 13	40	1996-09-09	2015-11-30	Owned	100
ADL 573132	Fairbanks Gold Mining, Inc.	LAST FLING 14	40	1996-09-09	2015-11-30	Owned	100
ADL 573133	Fairbanks Gold Mining, Inc.	LAST FLING 15	40	1996-09-09	2015-11-30	Owned	100
ADL 573134	Fairbanks Gold Mining, Inc.	LAST FLING 16	40	1996-09-09	2015-11-30	Owned	100
ADL 573135	Fairbanks Gold Mining, Inc.	LAST FLING 17	40	1996-09-10	2015-11-30	Owned	100
ADL 573136	Fairbanks Gold Mining, Inc.	LAST FLING 18	40	1996-09-10	2015-11-30	Owned	100
ADL 573137	Fairbanks Gold Mining, Inc.	LAST FLING 19	40	1996-09-10	2015-11-30	Owned	100
ADL 573138	Fairbanks Gold Mining, Inc.	LAST FLING 20	40	1996-09-10	2015-11-30	Owned	100
ADL 603311	Fairbanks Gold Mining, Inc.	NMW 1	39	2000-04-24	2015-11-30	Owned	100
ADL 603312	Fairbanks Gold Mining, Inc.	NMW 2	39	2000-04-24	2015-11-30	Owned	100
ADL 603313	Fairbanks Gold Mining, Inc.	NMW 3	39	2000-04-24	2015-11-30	Owned	100
ADL 603314	Fairbanks Gold Mining, Inc.	NMW 4	18	2000-06-28	2015-11-30	Owned	100
ADL 603315	Ehb, Llc	NMW 5	39	2000-04-26	2015-11-30	Leased	100
ADL 603316	Ehb, Llc	NMW 6	27	2000-05-02	2015-11-30	Leased	100
ADL 603317	Ehb, Llc	NMW 7	36	2000-04-25	2015-11-30	Leased	100
ADL 603318	Fairbanks Gold Mining, Inc.	NMW 8	39	2000-04-25	2015-11-30	Owned	100
ADL 603319	Fairbanks Gold Mining, Inc.	NMW 9	39	2000-04-23	2015-11-30	Owned	100
ADL 603320	Fairbanks Gold Mining, Inc.	NMW 10	39	2000-04-23	2015-11-30	Owned	100
ADL 603321	Fairbanks Gold Mining, Inc.	NMW 11	39	2000-04-23	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 603322	Fairbanks Gold Mining, Inc.	NMW 12	39	2000-04-21	2015-11-30	Owned	100
ADL 603323	Fairbanks Gold Mining, Inc.	NMW 13	27	2000-04-21	2015-11-30	Owned	100
ADL 603324	Fairbanks Gold Mining, Inc.	NMW 14	27	2000-04-28	2015-11-30	Owned	100
ADL 603325	Fairbanks Gold Mining, Inc.	NMW 15	19	2000-04-28	2015-11-30	Owned	100
ADL 603326	Fairbanks Gold Mining, Inc.	NMW 16	15	2000-04-28	2015-11-30	Owned	100
ADL 603327	Fairbanks Gold Mining, Inc.	NMW 17	17	2000-04-26	2015-11-30	Owned	100
ADL 603328	Fairbanks Gold Mining, Inc.	NMW 18	6	2000-04-28	2015-11-30	Owned	100
ADL 603329	Fairbanks Gold Mining, Inc.	NMW 19	18	2000-06-28	2015-11-30	Owned	100
ADL 604256	Fairbanks Gold Mining, Inc.	FGDC1	160	2000-12-21	2015-11-30	Owned	100
ADL 604257	Fairbanks Gold Mining, Inc.	FGDC2	160	2000-12-18	2015-11-30	Owned	100
ADL 604258	Fairbanks Gold Mining, Inc.	FGDC3	160	2000-12-18	2015-11-30	Owned	100
ADL 604259	Fairbanks Gold Mining, Inc.	FGDC4	37	2000-12-28	2015-11-30	Owned	100
ADL 604260	Fairbanks Gold Mining, Inc.	FGDC5	17	2000-12-28	2015-11-30	Owned	100
ADL 604261	Fairbanks Gold Mining, Inc.	FGDC6	20	2001-01-04	2015-11-30	Owned	100
ADL 604262	Fairbanks Gold Mining, Inc.	FGDC7	33	2000-12-07	2015-11-30	Owned	100
ADL 604263	Fairbanks Gold Mining, Inc.	FGDC8	40	2000-12-09	2015-11-30	Owned	100
ADL 604264	Fairbanks Gold Mining, Inc.	FGDC9	23	2000-12-15	2015-11-30	Owned	100
ADL 604265	Fairbanks Gold Mining, Inc.	FGDC10	21	2000-12-07	2015-11-30	Owned	100
ADL 604266	Fairbanks Gold Mining, Inc.	FGDC11	40	2000-12-09	2015-11-30	Owned	100
ADL 604267	Fairbanks Gold Mining, Inc.	FGDC12	33	2000-12-15	2015-11-30	Owned	100
ADL 604268	Fairbanks Gold Mining, Inc.	FGDC13	8	2000-11-30	2015-11-30	Owned	100
ADL 604269	Fairbanks Gold Mining, Inc.	FGDC14	27	2000-12-09	2015-11-30	Owned	100
ADL 604270	Fairbanks Gold Mining, Inc.	FGDC15	33	2000-12-12	2015-11-30	Owned	100
ADL 604271	Fairbanks Gold Mining, Inc.	FGDC16	8	2000-12-15	2015-11-30	Owned	100
ADL 604272	Fairbanks Gold Mining, Inc.	FGDC 21	2	2000-12-05	2015-11-30	Owned	100
ADL 604273	Fairbanks Gold Mining, Inc.	FGDC 22	7	2000-12-05	2015-11-30	Owned	100
ADL 604274	Fairbanks Gold Mining, Inc.	FGDC 23	2	2000-12-04	2015-11-30	Owned	100
ADL 604287	Fairbanks Gold Mining, Inc.	MONOPOLY 1	40	2001-01-19	2015-11-30	Owned	100
ADL 604288	Fairbanks Gold Mining, Inc.	MONOPOLY 2	40	2001-01-19	2015-11-30	Owned	100
ADL 604289	Fairbanks Gold Mining, Inc.	MONOPOLY 3	11	2001-01-20	2015-11-30	Owned	100
ADL 604290	Fairbanks Gold Mining, Inc.	MONOPOLY 4	40	2001-01-19	2015-11-30	Owned	100
ADL 604291	Fairbanks Gold Mining, Inc.	MONOPOLY 5	40	2001-01-19	2015-11-30	Owned	100
ADL 604292	Fairbanks Gold Mining, Inc.	MONOPOLY 6	33	2001-01-19	2015-11-30	Owned	100
ADL 604293	Fairbanks Gold Mining, Inc.	MONOPOLY 7	3	2001-01-19	2015-11-30	Owned	100
ADL 604294	Fairbanks Gold Mining, Inc.	FGDC 17	27	2001-01-12	2015-11-30	Owned	100
ADL 604295	Fairbanks Gold Mining, Inc.	FGDC 18	21	2001-01-10	2015-11-30	Owned	100
ADL 604296	Fairbanks Gold Mining, Inc.	FGDC 19	40	2001-01-10	2015-11-30	Owned	100
ADL 604297	Fairbanks Gold Mining, Inc.	FGDC 20	40	2001-01-11	2015-11-30	Owned	100
ADL 604298	Fairbanks Gold Mining, Inc.	FREE PARKING	40	1998-05-30	2015-11-30	Owned	100
ADL 604299	Fairbanks Gold Mining, Inc.	BOARDWALK	25	1998-05-30	2015-11-30	Owned	100
ADL 604300	Fairbanks Gold Mining, Inc.	WATERWORKS	40	1998-05-30	2015-11-30	Owned	100
ADL 604316	Fairbanks Gold Mining, Inc.	TREASURE CHEST	13	2001-02-21	2015-11-30	Owned	100
ADL 604317	Fairbanks Gold Mining, Inc.	PARK PLACE	25	2001-02-21	2015-11-30	Owned	100
ADL 606173	Fairbanks Gold Mining, Inc.	GARNET	40	2004-04-10	2015-11-30	Owned	100
ADL 606359	Fairbanks Gold Mining, Inc.	BSO-1	40	2004-10-05	2015-11-30	Owned	100
ADL 606360	Fairbanks Gold Mining, Inc.	BSO-2	40	2004-10-05	2015-11-30	Owned	100
ADL 606361	Fairbanks Gold Mining, Inc.	BSO-3	40	2004-10-05	2015-11-30	Owned	100
ADL 606391	Fairbanks Gold Mining, Inc.	SNOW #1	20	2004-10-28	2015-11-30	Owned	100
ADL 606392	Fairbanks Gold Mining, Inc.	SNOW #2	40	2004-10-28	2015-11-30	Owned	100
ADL 606393	Fairbanks Gold Mining, Inc.	SNOW #3	38	2004-10-27	2015-11-30	Owned	100
ADL 606394	Fairbanks Gold Mining, Inc.	SNOW #4	34	2004-10-27	2015-11-30	Owned	100
ADL 606395	Fairbanks Gold Mining, Inc.	SNOW #5	3	2004-10-27	2015-11-30	Owned	100
ADL 606396	Fairbanks Gold Mining, Inc.	SOCO #1	160	2004-11-05	2015-11-30	Owned	100
ADL 606397	Fairbanks Gold Mining, Inc.	SOCO #2	160	2004-11-05	2015-11-30	Owned	100
ADL 606398	Fairbanks Gold Mining, Inc.	SOCO #3	160	2004-11-05	2015-11-30	Owned	100
ADL 606399	Fairbanks Gold Mining, Inc.	SOCO #4	160	2004-11-05	2015-11-30	Owned	100
ADL 606400	Fairbanks Gold Mining, Inc.	SOCO #5	40	2004-11-09	2015-11-30	Owned	100
ADL 606401	Fairbanks Gold Mining, Inc.	SOCO #6	40	2004-11-09	2015-11-30	Owned	100
ADL 606402	Fairbanks Gold Mining, Inc.	SOCO #7	40	2004-11-09	2015-11-30	Owned	100
ADL 606403	Fairbanks Gold Mining, Inc.	SOCO #8	40	2004-11-09	2015-11-30	Owned	100
ADL 606405	Fairbanks Gold Mining, Inc.	SOCO #10	40	2004-11-19	2015-11-30	Owned	100
ADL 606406	Fairbanks Gold Mining, Inc.	SOCO #11	40	2004-11-19	2015-11-30	Owned	100
ADL 606407	Fairbanks Gold Mining, Inc.	SOCO #12	40	2004-11-18	2015-11-30	Owned	100
ADL 606408	Fairbanks Gold Mining, Inc.	SOCO #13	40	2004-11-18	2015-11-30	Owned	100
ADL 606409	Fairbanks Gold Mining, Inc.	SOCO #15	37	2004-11-18	2015-11-30	Owned	100
ADL 606410	Fairbanks Gold Mining, Inc.	SOCO #16	40	2004-11-18	2015-11-30	Owned	100
ADL 606411	Fairbanks Gold Mining, Inc.	SOCO #17	40	2004-11-18	2015-11-30	Owned	100
ADL 606412	Fairbanks Gold Mining, Inc.	SOCO #18	14	2004-11-17	2015-11-30	Owned	100
ADL 610146	Fairbanks Gold Mining, Inc.	GRAYLING #1	160	2006-06-23	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 610147	Fairbanks Gold Mining, Inc.	GRAYLING #2	160	2006-06-29	2015-11-30	Owned	100
ADL 610148	Fairbanks Gold Mining, Inc.	GRAYLING #3	160	2006-06-29	2015-11-30	Owned	100
ADL 610149	Fairbanks Gold Mining, Inc.	GRAYLING #4	160	2006-07-12	2015-11-30	Owned	100
ADL 610150	Fairbanks Gold Mining, Inc.	GRAYLING #5	160	2006-07-17	2015-11-30	Owned	100
ADL 610151	Fairbanks Gold Mining, Inc.	GRAYLING #6	160	2006-07-17	2015-11-30	Owned	100
ADL 610152	Fairbanks Gold Mining, Inc.	GRAYLING #7	160	2006-06-23	2015-11-30	Owned	100
ADL 610153	Fairbanks Gold Mining, Inc.	GRAYLING #8	160	2006-06-23	2015-11-30	Owned	100
ADL 610154	Fairbanks Gold Mining, Inc.	GRAYLING #9	160	2006-06-29	2015-11-30	Owned	100
ADL 610155	Fairbanks Gold Mining, Inc.	GRAYLING #10	160	2006-07-14	2015-11-30	Owned	100
ADL 610156	Fairbanks Gold Mining, Inc.	GRAYLING #11	160	2006-07-14	2015-11-30	Owned	100
ADL 610157	Fairbanks Gold Mining, Inc.	GRAYLING #12	40	2006-07-17	2015-11-30	Owned	100
ADL 610158	Fairbanks Gold Mining, Inc.	GRAYLING #13	160	2006-06-27	2015-11-30	Owned	100
ADL 610159	Fairbanks Gold Mining, Inc.	GRAYLING #14	160	2006-06-30	2015-11-30	Owned	100
ADL 610160	Fairbanks Gold Mining, Inc.	GRAYLING #15	160	2006-07-05	2015-11-30	Owned	100
ADL 610161	Fairbanks Gold Mining, Inc.	GRAYLING #16	160	2006-07-05	2015-11-30	Owned	100
ADL 610162	Fairbanks Gold Mining, Inc.	GRAYLING #17	160	2006-07-07	2015-11-30	Owned	100
ADL 610163	Fairbanks Gold Mining, Inc.	GRAYLING #18	160	2006-07-10	2015-11-30	Owned	100
ADL 610164	Fairbanks Gold Mining, Inc.	GRAYLING #19	40	2006-07-10	2015-11-30	Owned	100
ADL 612007	Fairbanks Gold Mining, Inc.	AGN #1	160	2008-03-31	2015-11-30	Owned	100
ADL 612008	Fairbanks Gold Mining, Inc.	AGN #3	160	2008-04-01	2015-11-30	Owned	100
ADL 612918	Fairbanks Gold Mining, Inc.	SNOW #6	2	2008-05-23	2015-11-30	Owned	100
ADL 612919	Fairbanks Gold Mining, Inc.	SNOW #7	2	2008-05-23	2015-11-30	Owned	100
ADL 612920	Fairbanks Gold Mining, Inc.	AGN #4	16	2008-05-26	2015-11-30	Owned	100
ADL 615416	Ehb, Llc	FY 30	10	2010-07-30	2015-11-30	Leased	100
ADL 615417	Ehb, Llc	FY 31	1	2010-07-30	2015-11-30	Leased	100
ADL 615992	Fairbanks Gold Mining, Inc.	LR-1	10	2011-05-13	2015-11-30	Owned	100
ADL 615993	Fairbanks Gold Mining, Inc.	LR-2	10	2011-05-13	2015-11-30	Owned	100
ADL 615994	Fairbanks Gold Mining, Inc.	LR-3	40	2011-05-13	2015-11-30	Owned	100
ADL 615995	Fairbanks Gold Mining, Inc.	LR-4	40	2011-05-13	2015-11-30	Owned	100
ADL 616797	Ehb, Llc	FCF 1	25	2012-02-28	2015-11-30	Leased	100
ADL 616798	Ehb, Llc	FCF 2	19	2012-02-28	2015-11-30	Leased	100
ADL 616799	Ehb, Llc	FCF 3	7	2012-02-28	2015-11-30	Leased	100
ADL 616800	Fairbanks Gold Mining, Inc.	JIC 1	25	2012-02-28	2015-11-30	Owned	100
ADL 616801	Fairbanks Gold Mining, Inc.	DNA-2	8		2015-11-30	Owned	100
ADL 616802	Fairbanks Gold Mining, Inc.	DNA-3	20		2015-11-30	Owned	100
ADL 616888	Fairbanks Gold Mining, Inc.	JIC 2	7	2012-03-27	2015-11-30	Owned	100
ADL 616889	Fairbanks Gold Mining, Inc.	JIC 3	10	2012-03-27	2015-11-30	Owned	100
ADL 616890	Fairbanks Gold Mining, Inc.	JIC 4	10	2012-03-27	2015-11-30	Owned	100
ADL 616891	Fairbanks Gold Mining, Inc.	JIC 5	10	2012-03-22	2015-11-30	Owned	100
ADL 616892	Fairbanks Gold Mining, Inc.	JIC 6	4	2012-03-22	2015-11-30	Owned	100
ADL 616893	Fairbanks Gold Mining, Inc.	JIC 7	10	2012-03-27	2015-11-30	Owned	100
ADL 616894	Fairbanks Gold Mining, Inc.	JIC 8	10	2012-03-27	2015-11-30	Owned	100
ADL 616895	Fairbanks Gold Mining, Inc.	JIC 9	10	2012-03-27	2015-11-30	Owned	100
ADL 616896	Fairbanks Gold Mining, Inc.	JIC 10	10	2012-03-27	2015-11-30	Owned	100
ADL 616897	Fairbanks Gold Mining, Inc.	JIC 11	10	2012-03-27	2015-11-30	Owned	100
ADL 616898	Fairbanks Gold Mining, Inc.	JIC 12	10	2012-03-27	2015-11-30	Owned	100
ADL 616899	Fairbanks Gold Mining, Inc.	JIC 13	6	2012-03-27	2015-11-30	Owned	100
ADL 616912	Fairbanks Gold Mining, Inc.	UW-1	16	2012-03-30	2015-11-30	Owned	100
ADL 618642	Fairbanks Gold Mining, Inc.	EI 1	160		2015-11-30	Owned	100
ADL 618643	Fairbanks Gold Mining, Inc.	EI 2	160		2015-11-30	Owned	100
ADL 618644	Fairbanks Gold Mining, Inc.	EI 3	160		2015-11-30	Owned	100
ADL 618645	Fairbanks Gold Mining, Inc.	EI 4	160		2015-11-30	Owned	100
ADL 618646	Fairbanks Gold Mining, Inc.	EI 5	160		2015-11-30	Owned	100
ADL 618647	Fairbanks Gold Mining, Inc.	EI 6	160		2015-11-30	Owned	100
ADL 618648	Fairbanks Gold Mining, Inc.	EI 7	160		2015-11-30	Owned	100
ADL 618649	Fairbanks Gold Mining, Inc.	EI 8	160		2015-11-30	Owned	100
ADL 618650	Fairbanks Gold Mining, Inc.	EI 9	160		2015-11-30	Owned	100
ADL 618651	Fairbanks Gold Mining, Inc.	EI 10	160		2015-11-30	Owned	100
ADL 618652	Fairbanks Gold Mining, Inc.	EI 11	160		2015-11-30	Owned	100
ADL 618653	Fairbanks Gold Mining, Inc.	EI 12	160		2015-11-30	Owned	100
ADL 618654	Fairbanks Gold Mining, Inc.	EI 13	160		2015-11-30	Owned	100
ADL 618655	Fairbanks Gold Mining, Inc.	EI 14	160		2015-11-30	Owned	100
ADL 618656	Fairbanks Gold Mining, Inc.	EI 15	160		2015-11-30	Owned	100
ADL 618657	Fairbanks Gold Mining, Inc.	EI 16	160		2015-11-30	Owned	100
ADL 618658	Fairbanks Gold Mining, Inc.	EI 17	160		2015-11-30	Owned	100
ADL 618659	Fairbanks Gold Mining, Inc.	EI 18	160		2015-11-30	Owned	100
ADL 618660	Fairbanks Gold Mining, Inc.	EI 19	160		2015-11-30	Owned	100
ADL 618661	Fairbanks Gold Mining, Inc.	EI 20	160		2015-11-30	Owned	100
ADL 618662	Fairbanks Gold Mining, Inc.	EI 21	160		2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 618663	Fairbanks Gold Mining, Inc.	EI 22	160		2015-11-30	Owned	100
ADL 618664	Fairbanks Gold Mining, Inc.	EI 23	160		2015-11-30	Owned	100
ADL 618665	Fairbanks Gold Mining, Inc.	EI 24	160		2015-11-30	Owned	100
ADL 618666	Fairbanks Gold Mining, Inc.	EI 25	160		2015-11-30	Owned	100
ADL 618667	Fairbanks Gold Mining, Inc.	EI 26	160		2015-11-30	Owned	100
ADL 618668	Fairbanks Gold Mining, Inc.	EI 27	160		2015-11-30	Owned	100
ADL 618669	Fairbanks Gold Mining, Inc.	EI 28	160		2015-11-30	Owned	100
ADL 618670	Fairbanks Gold Mining, Inc.	EI 29	160		2015-11-30	Owned	100
ADL 618671	Fairbanks Gold Mining, Inc.	EI 30	160		2015-11-30	Owned	100
ADL 618672	Fairbanks Gold Mining, Inc.	EI 31	160		2015-11-30	Owned	100
ADL 618673	Fairbanks Gold Mining, Inc.	EI 32	160		2015-11-30	Owned	100
ADL 618674	Fairbanks Gold Mining, Inc.	EI 33	160		2015-11-30	Owned	100
ADL 618675	Fairbanks Gold Mining, Inc.	EI 34	160		2015-11-30	Owned	100
ADL 618676	Fairbanks Gold Mining, Inc.	EI 35	160		2015-11-30	Owned	100
ADL 618677	Fairbanks Gold Mining, Inc.	EI 36	160		2015-11-30	Owned	100
ADL 618678	Fairbanks Gold Mining, Inc.	EI 37	160		2015-11-30	Owned	100
ADL 618679	Fairbanks Gold Mining, Inc.	EI 38	160		2015-11-30	Owned	100
ADL 618680	Fairbanks Gold Mining, Inc.	EI 39	160		2015-11-30	Owned	100
ADL 618681	Fairbanks Gold Mining, Inc.	EI 40	160		2015-11-30	Owned	100
ADL 618682	Fairbanks Gold Mining, Inc.	EI 41	160		2015-11-30	Owned	100
ADL 618683	Fairbanks Gold Mining, Inc.	EI 42	160		2015-11-30	Owned	100
ADL 618684	Fairbanks Gold Mining, Inc.	EI 43	160		2015-11-30	Owned	100
ADL 618685	Fairbanks Gold Mining, Inc.	EI 44	160		2015-11-30	Owned	100
ADL 618686	Fairbanks Gold Mining, Inc.	EI 45	160		2015-11-30	Owned	100
ADL 618687	Fairbanks Gold Mining, Inc.	EI 46	160		2015-11-30	Owned	100
ADL 618688	Fairbanks Gold Mining, Inc.	EI 47	160		2015-11-30	Owned	100
ADL 618689	Fairbanks Gold Mining, Inc.	EI 48	160		2015-11-30	Owned	100
ADL 618690	Fairbanks Gold Mining, Inc.	EI 49	160		2015-11-30	Owned	100
ADL 618691	Fairbanks Gold Mining, Inc.	EI 50	160		2015-11-30	Owned	100
ADL 618692	Fairbanks Gold Mining, Inc.	EI 51	160		2015-11-30	Owned	100
ADL 618693	Fairbanks Gold Mining, Inc.	EI 52	160		2015-11-30	Owned	100
ADL 618694	Fairbanks Gold Mining, Inc.	EI 53	160		2015-11-30	Owned	100
ADL 618695	Fairbanks Gold Mining, Inc.	EI 54	160		2015-11-30	Owned	100
ADL 618696	Fairbanks Gold Mining, Inc.	EI 55	160		2015-11-30	Owned	100
ADL 618697	Fairbanks Gold Mining, Inc.	EI 56	160		2015-11-30	Owned	100
ADL 618698	Fairbanks Gold Mining, Inc.	EI 57	160		2015-11-30	Owned	100
ADL 618699	Fairbanks Gold Mining, Inc.	EI 58	160		2015-11-30	Owned	100
ADL 618700	Fairbanks Gold Mining, Inc.	EI 59	160		2015-11-30	Owned	100
ADL 618701	Fairbanks Gold Mining, Inc.	EI 60	160		2015-11-30	Owned	100
ADL 618702	Fairbanks Gold Mining, Inc.	EI 61	160		2015-11-30	Owned	100
ADL 618703	Fairbanks Gold Mining, Inc.	EI 62	160		2015-11-30	Owned	100
ADL 618704	Fairbanks Gold Mining, Inc.	EI 63	160		2015-11-30	Owned	100
ADL 618705	Fairbanks Gold Mining, Inc.	EI 64	160		2015-11-30	Owned	100
ADL 618706	Fairbanks Gold Mining, Inc.	EI 65	160		2015-11-30	Owned	100
ADL 618707	Fairbanks Gold Mining, Inc.	EI 66	160		2015-11-30	Owned	100
ADL 618708	Fairbanks Gold Mining, Inc.	EI 67	160		2015-11-30	Owned	100
ADL 618709	Fairbanks Gold Mining, Inc.	EI 68	160		2015-11-30	Owned	100
ADL 618710	Fairbanks Gold Mining, Inc.	EI 69	160		2015-11-30	Owned	100
ADL 618711	Fairbanks Gold Mining, Inc.	EI 70	160		2015-11-30	Owned	100
ADL 618712	Fairbanks Gold Mining, Inc.	EI 71	160		2015-11-30	Owned	100
ADL 618713	Fairbanks Gold Mining, Inc.	EI 72	160		2015-11-30	Owned	100
ADL 618714	Fairbanks Gold Mining, Inc.	EI 73	160		2015-11-30	Owned	100
ADL 618715	Fairbanks Gold Mining, Inc.	EI 74	160		2015-11-30	Owned	100
ADL 618716	Fairbanks Gold Mining, Inc.	EI 75	160		2015-11-30	Owned	100
ADL 618717	Fairbanks Gold Mining, Inc.	EI 76	160		2015-11-30	Owned	100
ADL 618718	Fairbanks Gold Mining, Inc.	EI 77	160		2015-11-30	Owned	100
ADL 618719	Fairbanks Gold Mining, Inc.	EI 78	160		2015-11-30	Owned	100
ADL 618720	Fairbanks Gold Mining, Inc.	EI 79	160		2015-11-30	Owned	100
ADL 618721	Fairbanks Gold Mining, Inc.	EI 80	160		2015-11-30	Owned	100
ADL 618722	Fairbanks Gold Mining, Inc.	EI 81	160		2015-11-30	Owned	100
ADL 618723	Fairbanks Gold Mining, Inc.	EI 82	160		2015-11-30	Owned	100
ADL 618724	Fairbanks Gold Mining, Inc.	EI 83	160		2015-11-30	Owned	100
ADL 618725	Fairbanks Gold Mining, Inc.	EI 84	160		2015-11-30	Owned	100
ADL 618726	Fairbanks Gold Mining, Inc.	EI 85	160		2015-11-30	Owned	100
ADL 618727	Fairbanks Gold Mining, Inc.	EI 86	160		2015-11-30	Owned	100
ADL 618728	Fairbanks Gold Mining, Inc.	EI 87	160		2015-11-30	Owned	100
ADL 618729	Fairbanks Gold Mining, Inc.	EI 88	160		2015-11-30	Owned	100
ADL 618730	Fairbanks Gold Mining, Inc.	EI 89	160		2015-11-30	Owned	100
ADL 618731	Fairbanks Gold Mining, Inc.	EI 90	4		2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Case ID	Registered Owners	Claim Name	Area (ac)	Grant Date	Expiry Date	Interest	% Held by FGMI
ADL 618732	Fairbanks Gold Mining, Inc.	EI 91	2		2015-11-30	Owned	100
ADL 618733	Fairbanks Gold Mining, Inc.	EI 92	3		2015-11-30	Owned	100
ADL 618734	Fairbanks Gold Mining, Inc.	EI 93	3		2015-11-30	Owned	100
ADL 618735	Fairbanks Gold Mining, Inc.	EI 94	3		2015-11-30	Owned	100
ADL 618736	Fairbanks Gold Mining, Inc.	EI 95	25		2015-11-30	Owned	100
ADL 618737	Fairbanks Gold Mining, Inc.	EI 96	160		2015-11-30	Owned	100
ADL 618738	Fairbanks Gold Mining, Inc.	EI 97	160		2015-11-30	Owned	100
ADL 618739	Fairbanks Gold Mining, Inc.	EI 98	160		2015-11-30	Owned	100
ADL 618740	Fairbanks Gold Mining, Inc.	EI 99	160		2015-11-30	Owned	100
ADL 655763	Fairbanks Gold Mining, Inc.	HARD LODE #1	40	2006-10-11	2015-11-30	Owned	100
ADL 655764	Fairbanks Gold Mining, Inc.	HARD LODE #2	40	2006-10-11	2015-11-30	Owned	100
ADL 655765	Fairbanks Gold Mining, Inc.	HARD LODE #3	40	2006-10-10	2015-11-30	Owned	100
ADL 655766	Fairbanks Gold Mining, Inc.	HARD LODE #4	40	2006-10-10	2015-11-30	Owned	100
ADL 655767	Fairbanks Gold Mining, Inc.	HARD LODE #5	40	2006-10-10	2015-11-30	Owned	100
ADL 76385	Melba Creek Mining Inc	KILLER BEAR 1	40	1979-07-03	2015-11-30	Owned	100
ADL 76386	Melba Creek Mining Inc	GOOD SIGHT	40	1976-07-04	2015-11-30	Owned	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

APPENDIX B – COMPLETE LISTING OF FEDERAL MINING CLAIMS

Case ID	Name	Registered Owners	Area (ac)	Expiry Date	Interest	% Held by FGMI
AKFF 057219	Bench Claim No.1 Above Discovery	FAIRBANKS GOLD MINING INC	20	2015-08-31	Owned	100
AKFF 057220	Bench Claim No. 2 Above Discovery	FAIRBANKS GOLD MINING INC	20	2015-08-31	Owned	100
AKFF 057221	Bench Claim No. 3 Above Discovery	FAIRBANKS GOLD MINING INC	20	2015-08-31	Owned	100
AKFF 057222	Bench Claim No. 4 Above Discovery	FAIRBANKS GOLD MINING INC	20	2015-08-31	Owned	100
AKFF 057223	Bench Claim No. 5 Above Discovery	FAIRBANKS GOLD MINING INC	20	2015-08-31	Owned	100
AKFF 057226	Bench Claim No. 2 Below Discovery	FAIRBANKS GOLD MINING INC	20	2015-08-31	Owned	100
AKFF 057227	Creek Claim No. 3 Above Discovery, Gilmore Cr	FAIRBANKS GOLD MINING INC	20	2015-08-31	Owned	100
AKFF 057228	Creek Claim No. 4 Above Discovery, Gilmore Cr	FAIRBANKS GOLD MINING INC	20	2015-08-31	Owned	100
AKFF 057235	The Leber Association	FAIRBANKS GOLD MINING INC	160	2015-08-31	Owned	100
AKFF 059840	#2 ABOVE DISCOVERY	STILL ARVIL	20	2015-08-31	Leased	100
AKFF 059841	#3 ABOVE DISCOVERY	STILL ARVIL	20	2015-08-31	Leased	100
AKFF 059842	#4 ABOVE DISCOVERY	STILL ARVIL	20	2015-08-31	Leased	100
AKFF 059843	#5 ABOVE DISCOVERY	STILL ARVIL	20	2015-08-31	Leased	100
AKFF 059844	ZARICK	K & K RECYCLING INC	31	2015-08-31	Leased	100
AKFF 059845	ZARICH NO. 2	K & K RECYCLING INC	32	2015-08-31	Leased	100
AKFF 059846	ZARICH NO. 3	K & K RECYCLING INC	29	2015-08-31	Leased	100
AKFF 059847	ARCTIC #1	K & K RECYCLING INC	33	2015-08-31	Leased	100
AKFF 059848	ARCTIC #2	K & K RECYCLING INC	33	2015-08-31	Leased	100
AKFF 059849	ARCTIC #3	K & K RECYCLING INC	33	2015-08-31	Leased	100
AKFF 059850	ARCTIC #4	K & K RECYCLING INC	32	2015-08-31	Leased	100
AKFF 059851	ARCTIC #5	K & K RECYCLING INC	33	2015-08-31	Leased	100
AKFF 059852	ARCTIC #6	K & K RECYCLING INC	30	2015-08-31	Leased	100
AKFF 059853	SILVERSMITH #1	K & K RECYCLING INC	34	2015-08-31	Leased	100
AKFF 059854	SILVERSMITH #2	K & K RECYCLING INC	35	2015-08-31	Leased	100
AKFF 059855	SILVERSMITH #3	K & K RECYCLING INC	31	2015-08-31	Leased	100
AKFF 059856	LILLIAN B. #1	K & K RECYCLING INC	34	2015-08-31	Leased	100
AKFF 059857	LILLIAN B. #2	K & K RECYCLING INC	36	2015-08-31	Leased	100
AKFF 059858	LILLIAN B. #3	K & K RECYCLING INC	37	2015-08-31	Leased	100
AKFF 059859	SHUMEFF & ROWLEY #1	K & K RECYCLING INC	33	2015-08-31	Leased	100
AKFF 059860	SHUMEFF & ROWLEY #2	K & K RECYCLING INC	32	2015-08-31	Leased	100

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

APPENDIX C – GIL CUMULATIVE PROBABILITY PLOTS BY DOMAIN

Raw drill hole data, uncapped Gold, Domain QMSc

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Raw drill hole data, uncapped Gold, Domain Qte

Raw drill hole data, uncapped Gold, Domain AQMSc

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Raw drill hole data, uncapped Gold, Domain IFSc

Raw drill hole data, uncapped Gold, Domain BCQMSc-Amph

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Raw drill hole data, uncapped Gold, Domain MRBL

Raw drill hole data, uncapped Gold, Domain Dio

Kinross Gold Corporation Fort Knox mine Fairbanks North Star Borough, Alaska, USA NI 43-101 Technical Report

Raw drill hole data, uncapped Gold, Domain OB